As filed with the Securities and Exchange Commission on June 2, 2014

Registration No. 333-195523

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aspen Aerogels, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3990	04-3559972
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Forbes Road, Building B

Northborough, Massachusetts 01532

(508) 691-1111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Donald R. Young

President and Chief Executive Officer

Aspen Aerogels, Inc.

30 Forbes Road, Building B

Northborough, Massachusetts 01532

(508) 691-1111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sahir Surmeli, Esq. Thomas R. Burton, III, Esq. John T. Rudy, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	John F. Fairbanks Vice President, Chief Financial Officer and Treasurer Aspen Aerogels, Inc. 30 Forbes Road, Building B Northborough, Massachusetts 01532 (508) 691-1111	Roxane F. Reardon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 as amended (the “Securities Act”), check the following box.      ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.00001 par value per share	7,666,667	$16.00	$122,666,672	$15,800

(1)	Includes 1,000,000 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended, based upon an estimate of the maximum offering price.
(3)	$11,109 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 2, 2014

PROSPECTUS

6,666,667 Shares

Aspen Aerogels, Inc.

Common Stock

This is the initial public offering of shares of common stock of Aspen Aerogels, Inc.

We are offering 6,666,667 shares of common stock. No public market currently exists for our common stock.

We have applied to list the common stock on the New York Stock Exchange under the symbol “ASPN.”

We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

Entities affiliated with Reservoir Capital Partners, L.P. and GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC), two of our principal stockholders, and our Chief Executive Officer, Mr. Donald Young, have indicated an interest in purchasing up to 666,667 shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to any of these existing stockholders and any of these existing stockholders may determine to purchase more, less or no shares in this offering. The underwriters will not receive an underwriting discount on any sales of shares to these stockholders.

To the extent that the underwriters sell more than 6,666,667 shares of common stock, the underwriters have the option to purchase up to an additional 1,000,000 shares from us at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

Barclays	J.P. Morgan	Citigroup

Baird	Canaccord Genuity

Prospectus dated                     , 2014

aspen aerogels®

- Used by 24 of the world's 25 largest refining companies; 19 of 20 largest petrochemical companies
- Initial installations in approximately 30% of the world's 640 refineries
- Installed base of >100MM sqft, >$250 million of product sales since 2008

Refineries

Petrochemical

LNG & Gas
Production

Distributor
Contractor
OEM
Installed Base

Oil Sands

Offshore

Power
Generation

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

INDUSTRY AND MARKET DATA

This prospectus contains market data and industry forecasts that were obtained from industry publications, third party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth, size of insulation opportunity at various types of energy infrastructure facilities and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available. For example, this prospectus also includes statistical data extracted from an off-the-shelf market research report (World Insulation - #2956) by The Freedonia Group, an independent international market research firm, and a separate custom market research report by Freedonia Custom Research, Inc., a wholly-owned subsidiary of The Freedonia Group, or Freedonia, which was commissioned by us and was issued in February 2014. Such data involves a number of assumptions and limitations and contains projections

i

and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

The Freedonia Custom Research, Inc. Report, or the Freedonia Report, represents data, research opinion or viewpoints developed independently on our behalf and does not constitute a specific guide to action. In preparing the Freedonia Report, Freedonia used various sources, including publicly available third party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products and government and trade associations. The Freedonia Report speaks as of its final publication date (and not as of the date of this prospectus).

INFORMATION ABOUT END-USE CUSTOMERS

The data and statistics that we present relating to the end-users of our products, such as our sales to owners and operators of refineries, petrochemical plants, LNG facilities, power generating assets and other energy infrastructure facilities, are estimates based on our reasonable belief. This is because we sell our products primarily to distributors, contractors and OEMs that in turn sell our products to end-users or install our products into the facilities or equipment of the ultimate end-users. Consequently, the information that we derive from our sales process and our invoice process to our direct distributors, contractors and OEM customers typically does not indicate with certainty into which end market the product will be used or for what purpose. We base our estimates on information obtained from: (i) discussions with and feedback received from our direct distributor, contractor and OEM customers that purchase directly from us, (ii) discussions with and feedback received from our end-users, and (iii) the nature and potential uses of each of our products, as certain of our products are designed for use in a specific market.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We own or have rights to use “Aspen Aerogels,” “Cryogel,” “Pyrogel,” “Spaceloft,” the Aspen Aerogels logo and other trademarks, service marks and trade names of Aspen Aerogels appearing in this prospectus. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of other companies, which, to our knowledge, are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

A glossary of selected terms is provided in Appendix A located at the end of this prospectus. Unless otherwise indicated herein, the terms “we,” “our,” “us,” or “the Company” refer to Aspen Aerogels, Inc. and its predecessor entity and unless otherwise noted, their respective subsidiaries.

Overview

We are an energy technology company that designs, develops and manufactures innovative, high-performance aerogel insulation used primarily in large-scale energy infrastructure facilities. We believe our aerogel blankets deliver the best thermal performance of any widely used insulation product available on the market today and provide a combination of performance attributes unmatched by traditional insulation materials. Our products provide two to five times the thermal performance of widely used traditional insulation in a thin, easy-to-use and durable blanket form. Our end-use customers select our products where thermal performance is critical, and to save money, reduce energy use, preserve operating assets and protect workers.

Our technologically advanced products are targeted at the estimated $2.8 billion annual global market for energy infrastructure insulation materials. Our aerogel insulation has undergone rigorous technical validation and is used by many of the world’s largest oil producers and the owners and operators of refineries, petrochemical plants, liquefied natural gas, or LNG, facilities and power generating assets, such as ExxonMobil, Formosa Petrochemical, Pemex Gas and NextEra Energy Resources. Our products replace traditional insulation in existing facilities during regular maintenance, upgrades and capacity expansions. In addition, we are increasingly being specified for use in new-build energy infrastructure facilities.

We introduced our two key product lines, Pyrogel and Cryogel, in 2008. We have invested significant resources to commercialize our technology and to build our business, have incurred and expect to continue to incur annual operating losses, and have an accumulated deficit of $351.8 million at March 31, 2014. As a result of this investment, our product revenue has grown from $17.2 million in 2008 to $82.1 million in 2013, representing a compound annual growth rate of 37%. We have sold more than $250 million of our products globally, representing an installed base of more than 100 million square feet of insulation. We believe that this initial success positions us for future growth and continued gain in market share.

We currently target our sales efforts in the energy infrastructure market, where we believe our products have the highest value applications. As we continue to expand our production capacity and enhance our technology, we believe we will have opportunities to address additional high value applications in the estimated $37 billion global insulation market.

Aerogels are complex structures in which 97% of the volume consists of air trapped between intertwined clusters of amorphous silica solids. These extremely low density solids provide superior insulating properties. Our products enable compact design, reduce installation time and costs, promote freight and logistics cost savings, reduce system weight and required storage space and enhance job site safety. Our products reduce the incidence of corrosion under insulation, which is a significant maintenance cost and safety issue in energy infrastructure facilities. Our products also offer strong fire protection, which is a critical performance requirement in our markets. We believe our array of product attributes provides strong competitive advantages over traditional insulation. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

We manufacture our products using proprietary technology at our facility in East Providence, Rhode Island. We have operated the East Providence facility at high volume and high yield since 2008. We successfully commenced operation of our second production line at this facility at the end of March 2011, which doubled our annual nameplate capacity to 40 million to 44 million square feet of aerogel blankets, depending on product mix.

To address anticipated near and mid-term capacity constraints caused by increasing demand for our products, we are in the process of expanding our production facility. We are in the design and engineering phase of a third production line at our East Providence facility and have procured certain capital equipment with a longer lead-time. We currently expect that this third line will increase our annual nameplate capacity by 25% to 50 million to 55 million square feet and will be completed in the first half of 2015. We plan to construct a second manufacturing facility in Europe or Asia, the location of which will be based on factors including labor and construction costs, availability of governmental incentives, and proximity to raw material suppliers. We anticipate initial operation of a first production line at this facility during 2017.

Our capacity expansion plan requires us to raise capital. We plan to complete the expansion of our current production facility using a portion of the proceeds from this offering. We will use additional proceeds from this offering to fund the development, design and a portion of the build-out of a second plant. We expect to utilize anticipated cash flows from operations, local government grants and debt financings to provide the remaining capital required to complete the first production line in our second facility.

Our Core Market

Our two principal products, Pyrogel and Cryogel, are used by many of the world’s largest oil producers, refiners and petrochemical companies. Our products are also in use in applications in a variety of other energy infrastructure facilities around the world, including LNG facilities, oil sands extraction operations, offshore oil projects and power generation facilities. Insulation systems in these markets are designed to maintain hot and cold process piping and storage tanks at optimal process temperatures, to protect plant and equipment from the elements and from the risk of fire, to mitigate corrosion and to protect workers. Insulation is low in cost relative to the total cost of a typical energy infrastructure facility, but is critical to its safe, reliable and efficient operation. According to estimates in the Freedonia Custom Research Inc. Report, or the Freedonia Report, the worldwide energy infrastructure insulation market totaled $2.8 billion in 2013 and is expected to grow to $3.5 billion in 2018. We estimate that we generated 87% of our 2013 product revenue in the energy infrastructure insulation market.

Global energy demand for all forms of energy is expected to increase by 56% from 2010 to 2040, according to the International Energy Outlook 2013 report by the U.S. Energy Information Administration, or EIA. In order to serve this growing demand, we believe our end-use customers will continue to invest in major energy infrastructure projects. The major end markets that drive demand for our products include:

•

Oil Refining: We believe our aerogel blankets are used by 24 of the world’s largest 25 refining companies including ExxonMobil, Petrobras and Chevron, among others. World refining capacity is projected to increase by approximately 1.5 million barrels of crude oil, condensate or natural gas liquids per day (MMBbl/d) on average per year from 2013 to 2017, according to the September 2013 Barclays CEO Energy-Power Conference presentation by Valero Energy Corporation.

•

Petrochemical: We believe our aerogel blankets are used by 19 of the world’s 20 largest petrochemical companies including Formosa Petrochemical, Hu-Chems Company and a major Asian energy company, among others. Worldwide capital spending in the chemistry sector is projected to increase from $413.8 billion in 2012 to $617.5 billion in 2018, at a compound annual growth rate of 6.9%, according to the Year-End 2013 Chemical Industry Situation and Outlook report by the American Chemistry Council, America’s oldest chemicals trade association.

•

Natural Gas and LNG: Our products are in use at ExxonMobil, Pemex Gas and Qatargas, among others. As of March 2014, global LNG demand is expected to increase from 28.8 billion cubic feet of natural gas per day (Bcf/d) in 2010 to 60.1 Bcf/d in 2025, at a compound annual growth rate of 5.0%, according to the Global LNG Long-Term Outlook Q1 2014 by Wood Mackenzie, a leading independent energy research and consulting firm.

•

Onshore Oil Production, including Oil Sands: Our aerogel blankets are in use in several Canadian oil sands facilities owned and operated by Suncor Energy, ConocoPhillips and Husky Energy, among others. Annual production from oil sands activities is projected to increase from 1.8 MMBbl/d in 2012 to 5.2 MMBbl/d in 2030, at a compound annual growth rate of 6.1%, according to the June 2013 Crude Oil Forecasts, Markets & Transportation report by the Canadian Association of Petroleum Producers.

•

Offshore Oil Production: Our products are currently used in subsea projects off the coast of Brazil, in the Gulf of Mexico, in the North Sea, off the coast of Malaysia and off the west coast of Africa in projects operated by Marathon Oil, ConocoPhillips, Shell and others. Our relationships with Technip and other engineering, procurement and construction contractors are critical to the selection of our products for subsea projects. Annual global spending on offshore drilling activities is projected to increase from $97 billion in 2012 to $170 billion in 2019, at a compound annual growth rate of approximately 8.4%, according to the December 2013 Drilling and Production Outlook report by Spears and Associates, Inc., a leading independent oilfield equipment and service company research and consulting firm.

•

Power Generation: We are targeting operators of gas, coal, nuclear, hydro and solar power generating facilities. Although not a significant portion of our revenue today, our products are currently used at a facility owned and operated by NextEra Energy Resources among other power generation facilities. Global net electricity generation is projected to increase by 69% from 21.4 trillion kilowatt hours, or kWh, in 2012 to 36.2 trillion kWh in 2035, according to the International Energy Outlook 2013 report by the EIA.

We are targeting continued expansion of the use of our products within energy infrastructure facilities during regular maintenance, upgrades and expansions. In addition to opportunities to replace traditional insulation at existing facilities, we are also pursuing insulation applications at new-build and large capacity expansion projects around the world. Historically, a significant portion of our revenue has been derived from displacing traditional insulation at existing facilities, in particular during periods of planned plant maintenance or upgrades. We believe these maintenance applications will continue to comprise a large portion of our revenue mix. As our end-use customers gain experience with our products at existing facilities, we believe that more of our customers will also select our products for new-build facility construction and large capacity expansion projects, which we expect to drive significant revenue growth.

We also derived 13% of our 2013 product revenue from the building and construction and other end markets. Customers in these markets use our aerogels for applications as diverse as wall systems, military and commercial aircraft, trains, buses, appliances, apparel, footwear and outdoor gear. While not our core market, we anticipate that we will continue to allocate a modest portion of our manufacturing capacity to serve these markets.

In addition, we continue to perform contract research services for a number of federal and non-federal government agencies, including NASA, National Science Foundation, Defense Advanced Research Projects Agency, U.S. Army, U.S. Navy, U.S. Air Force and the Department of Energy, among others.

Our Solution

We believe our aerogel blankets deliver a superior combination of performance attributes that enable end-users to save money, reduce energy use, preserve operating assets and protect workers across a wide range of applications in our target markets, including:

•

Best Thermal Performance. Our aerogel blankets provide the best thermal performance of any widely used insulation product available on the market today and excel in applications where thermal performance requirements are demanding or available space for insulation is constrained. Our products address a wide range of applications within the cryogenic and sub-ambient (down to -200°C), ambient and hot process (up to 650°C) temperature ranges.

•

Reduced Corrosion Under Insulation, or CUI. Our Pyrogel XT product line is both hydrophobic and vapor permeable. These attributes have the potential to reduce the incidence of CUI in hot process applications, which we believe provides our end-users with a significant reduction in long-term operating and capital costs. Corrosion of process piping and storage tanks increases the risk of catastrophic system failures. Preventative facility maintenance and related expenses are estimated to cost the petrochemical industry billions of dollars per year. Our products also offer improved thermal performance in insulation systems exposed to the elements or operating in humid environments compared to traditional insulation.

•

Compact Design and Faster Installation. Our aerogel blankets reduce insulation system volume by 50% to 80% compared to traditional insulation, enabling a reduction in the footprint, size and structural costs of complex facilities. The flexible form factor of our products also makes them faster to install than rigid insulation materials, which reduces labor costs and total installed costs. In addition, our products reduce the volume and weight of material purchased, inventoried, transported and installed in the field, and they reduce the number of stock-keeping units required to complete a project. Simplified logistics accelerate project timelines, reduce installation costs and protect workers.

•

High Durability and Fire Protection. Our aerogel blankets offer excellent compression resistance, tensile strength and vibration resiliency. Our products allow companies to pre-insulate, stack and transport steel pipes destined for use in harsh environments, which significantly reduces installation labor costs in remote areas. In addition, our Pyrogel XTF product was specifically designed to provide strong fire performance in applications within the energy infrastructure and other end markets.

We believe these product attributes uniquely address the demanding performance requirements of the energy infrastructure insulation market. In particular, these attributes help our end-use customers reduce long-term operating and capital costs and meet their goals to enhance safety and reliability. We believe these characteristics are leading our end-use customers to choose our insulation products in a growing number of energy infrastructure facilities.

Our Competitive Strengths

We believe the following combination of capabilities distinguishes us from our competitors and positions us to continue to gain market share in the energy infrastructure insulation market:

•

Disruptive Products with a Compelling Value Proposition. Our aerogel products provide two to five times the thermal performance of widely used traditional insulation in a thin, easy-to-use and durable blanket form. We believe our array of product attributes provides strong competitive advantages over traditional insulation and will enable us to gain a larger share of the energy infrastructure insulation market. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

•

Attractive Energy End Markets. Our products are primarily used in large scale energy infrastructure facilities. Freedonia has estimated that the worldwide energy infrastructure insulation market totaled $2.8 billion in 2013 and is expected to grow to $3.5 billion by 2018. Global energy demand for all forms of energy is expected to increase by 56% from 2010 to 2040, according to the International Energy Outlook 2013 report by the EIA. Given the continued growth in global energy consumption and the construction of new facilities to satisfy this demand, we believe that we serve attractive and growing global end markets. In order to capture the opportunities in our end markets, we have a network of sales professionals and qualified distributors in more than 30 countries around the world.

•

Growing Installed Base with Industry-leading End-Users. We have an installed base of more than 100 million square feet of insulation, representing more than $250 million in cumulative product sales since 2008. Through our relationships with industry leading end-use customers, our products have undergone rigorous testing and technical validation and are now in use at many of the world’s largest oil producers, refiners and petrochemical companies. These relationships have shortened the sales cycle with other customers and have helped to facilitate our market penetration. We also have strong relationships with a global network of energy-focused distributors, contractors and engineering firms that understands the significant advantages our products provide to end-users. We believe our products have been used by 24 of the world’s largest 25 refining companies and 19 of the world’s largest 20 petrochemical companies and have been initially deployed in approximately 30% of the world’s 640 refineries.

•

Proven, Scalable Business Model. Our proprietary manufacturing technology is proven and has been successfully scaled up to meet increasing demand. We have operated the East Providence facility at high volume and high yield since 2008. We successfully commenced operation of our second production line at this facility in March 2011 and doubled our annual nameplate capacity to 40 million to 44 million square feet of aerogel blankets.

•

Protected Technology Platform and Proprietary Manufacturing Capability. Our product solution is the result of more than a dozen years of research and development dedicated to new aerogel compositions, form factors and manufacturing technologies. Our intellectual property portfolio is supported by 51 issued patents, with an additional 18 pending in U.S. and foreign jurisdictions in areas related to product design, chemistry, process technology and market applications. In addition, we believe we have significant trade secrets related to product formulations and manufacturing techniques. We believe our portfolio of patents, trade secrets and know-how presents a formidable barrier to potential new entrants in the production of aerogel blanket insulation.

•

Experienced Management Team with a Demonstrated Track Record. Our executive officers have an average of more than 20 years each of experience in global industrial companies, specialty chemical companies or related material science research. This management team is responsible for the development of our proprietary manufacturing technology, the commercial acceptance of our products, and the creation of a global distribution and marketing platform. As of May 15, 2014, we employed 226 research scientists, engineers, manufacturing line operators, sales and administrative staff, and management. We believe our dedicated and experienced team is an important competitive asset. Our senior management team and key employees will continue to have a significant equity stake in Aspen Aerogels following this offering.

Our Growth Strategy

Our strategy is to create shareholder value by becoming the leading provider of high-performance insulation products serving global energy infrastructure customers. Key elements of our strategy include:

•

Expand Our Manufacturing Capacity to Meet Market Demand. Demand for our aerogel products has grown significantly. From 2008 through 2013, our product revenue has grown at a compound annual growth rate of 37% to $82.1 million. To meet anticipated growth in demand for our products, we are engaged in the design, engineering and procurement phases of a third production line in our East Providence facility and plan to construct a second manufacturing facility in Europe or Asia. We expect that this third production line at our East Providence facility will increase our annual nameplate capacity by 10 million to 11 million square feet of aerogel blankets at a total additional construction cost of approximately $30 million. We expect this third production line to be completed in the first half of 2015. We also intend to build a second production plant in Europe or Asia after completion of our third production line. We anticipate initial operation of the first production line at this facility during 2017. Based on our preliminary plans for this plant, our projected cost to construct this first production line and plant infrastructure for a multi-line facility is $80 million to $100 million with an estimated annual nameplate capacity of 26 million to 28 million square feet of aerogel blankets. The plant infrastructure design would also support future development of two additional similar production lines.

•

Increase Our Market Share. We plan to focus additional resources to continue to grow our share of the energy infrastructure insulation market, both through increased sales to our existing customers and through sales to new customers. We will continue to expand our global sales force and distribution network in support of this objective and seek to promote greater enterprise-wide utilization of our products by existing end-use customers. To date, the majority of our revenue has been generated from applications in refineries and petrochemical facilities. We will continue to pursue and expect greater adoption of our products in the oil production, LNG production and storage, and power generation markets.

•

Exploit Project Growth Opportunities. Our product revenue has been and will be generated in large part by demand for insulation associated with scheduled plant shutdowns, or turnarounds, and other maintenance-related projects. With our broad adoption and growing installed base, we expect that our products will be specified during the design phase in a growing number of new plant construction and capital expansion projects. We expect that growth in global energy demand will result in increased new-build and large capacity expansion projects, driving demand for our aerogel products.

•

Continue to Improve Our Profit Margins. We will continuously improve the cost efficiency of our manufacturing process to optimize the formulation of our products and to manage our supply chain to reduce costs. In addition, we plan to establish our second facility in a lower-cost labor market. As our overall manufacturing scale grows, we believe there will be additional opportunities to realize efficiencies and to reduce our per unit overhead costs. We believe our current expansion plan offers attractive returns on incremental invested capital.

•

Capitalize on Innovation. We employ a team of research scientists and process engineers focused on advancing our current aerogel technology and developing next generation aerogel compositions, form factors and manufacturing processes. We believe that we are well positioned to leverage a decade’s worth of research and development to design and commercialize additional disruptive aerogel products for the energy infrastructure market. In addition, as we continue to enhance our technology and expand our capacity, we believe we will have opportunities to address additional high value applications in the estimated $37 billion global insulation market.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•	We have incurred net losses since our inception, and we may continue to incur net losses in the future and may never reach profitability;

•	We have yet to achieve positive cash flow, and our ability to generate positive cash flow is uncertain;

•	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern;

•

We are dependent on a sole manufacturing facility. Any significant disruption to this facility or the failure of either of our two production lines in this facility to operate according to our expectation could have a material adverse effect on our business and our results of operations;

•	If we fail to achieve the increase in production capacity that our continued growth requires, our growth may be hindered and our business may be materially adversely affected;

•	If the expected growth in the demand of our products does not follow each of our planned capacity expansions, then our business will be materially adversely affected;

•

We will require significant additional capital to pursue our growth strategy beyond the construction of our third line in our East Providence facility, but we may not be able to obtain additional financing on acceptable terms or at all;

•	The market for insulation products incorporating aerogel blankets is relatively undeveloped and our products may never be widely adopted, which would have a material adverse effect on our business;

•	Our products are expensive relative to other insulation products, which could make it more difficult for us to grow our revenue and achieve broader adoption of our aerogel products;

•	Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders; and

•	Our inability to protect our intellectual property rights could negatively affect our business and results of operations.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•	Reduced disclosure of certain financial information in this prospectus.

We will remain an emerging growth company until the earliest to occur of:

•	the end of the fiscal year for which we report $1.0 billion or more in annual revenues;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter;

•	our issuance, in a three year period, of more than $1.0 billion of non-convertible debt; and

•	December 31, 2019.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to opt out of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Company Information

Our predecessor company was incorporated in Delaware in May 2001. In June 2008, we completed a reorganization pursuant to which our predecessor company merged with and into a newly formed Delaware corporation, renamed Aspen Aerogels, Inc.

Our principal executive offices are located at 30 Forbes Road, Building B, Northborough, Massachusetts 01532, and our telephone number is (508) 691-1111. Our website address is www.aerogel.com. The information contained on, or accessible from, our website is not incorporated by reference into this prospectus.

The Offering

Common stock offered by us	6,666,667 shares (or 7,666,667 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	20,582,636 shares (or 21,582,636 shares if the underwriters exercise their option to purchase additional shares in full), assuming the shares are offered at $15.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with, as discussed below, a corresponding reverse stock split ratio of 1:37.4626021.

Prior to the closing of this offering, our existing common stock will be subject to a reverse stock split calculated based upon the initial public offering price per share of our common stock. The reverse stock split will result in approximately 15,500,000 shares of our common stock and common stock equivalents that would be outstanding on a fully diluted basis calculated using the treasury stock method, as defined below, immediately prior to the consummation of this offering, assuming the conversion to common stock of our preferred stock, preferred stock warrants and our convertible notes. We refer to this number as the fully diluted common stock outstanding prior to this offering using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of options and warrants will be used to purchase our common stock at its fair market value during the period of calculation.

The number of shares being offered hereby to the public and the percentage ownership of our common stock held by investors in this offering (on a fully diluted basis using the treasury stock method) will not change based on the reverse stock split calculation. However, the actual total number of shares outstanding after this offering, the reverse stock split ratio and the percentage ownership of the investors in this offering calculated as a percentage of the actual shares of common stock outstanding after this offering will depend on the public offering price per share of our common stock.

Unless specifically stated otherwise, the information in this prospectus (other than in our historical consolidated financial statements), assumes a reverse stock split of 1-for-37.4626021 (1:37.4626021), which is the reverse stock split ratio calculated based upon an offering price of $15.00, which is the mid-point of the price range set forth on the cover of this prospectus. The reverse stock split will be effectuated prior to the closing of this offering.

The table below sets forth the reverse stock split ratios for our outstanding common stock at the indicated initial public offering price per share:

Assumed initial public offering price per share	Stock split ratio for our common stock
$14.00	44.9489568
$14.25	42.7803619
$14.50	40.8766663
$14.75	39.1851502
$15.00	37.4626021
$15.25	35.7318817
$15.50	33.9077048
$15.75	32.2834148
$16.00	30.8318040

For additional information regarding the impact of a change in the assumed initial public offering price and the corresponding reverse stock split ratio on the actual number of shares outstanding after the closing of this offering related to the conversion of our convertible notes, see “Conversion of Convertible Notes.”

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 1,000,000 of additional shares of our common stock to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and estimated offering expenses payable by us, will be approximately $90.1 million (or approximately $104.1 million if the underwriters exercise their option to purchase additional shares in full) assuming an initial public offering price of $15.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus.

We intend to use:

•	approximately $30 million of the net proceeds to fund the additional expenditures necessary for the design, development and construction of our third production line in our East Providence facility;

•

approximately $1.0 million of the net proceeds to repay amounts outstanding under our revolving line of credit, which is payable in July 2014, and approximately $19.0 million of the net proceeds to repay our 20% subordinated notes due September 2014; and

•

the remaining net proceeds for general corporate purposes, which will include funding a portion of the design, development and construction of our planned second production plant in Europe or Asia after completion of our third production line.

See “Use of Proceeds” for more information.

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Proposed NYSE symbol	“ASPN”

Entities affiliated with Reservoir Capital Partners, L.P. and GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC), two of our principal stockholders, and our Chief Executive Officer, Mr. Donald Young, have indicated an interest in purchasing up to 666,667 shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to any of these existing stockholders and any of these existing stockholders may determine to purchase more, less or no shares in this offering. The underwriters will not receive an underwriting discount on any sales of shares to these stockholders. Any shares purchased by these stockholders will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus.

The number of shares of our common stock to be outstanding after this offering is based on 13,915,969 shares of our common stock outstanding as of May 15, 2014, after giving effect to the automatic net exercise of all of our outstanding warrants to purchase Series C preferred stock and the conversion of all of our preferred stock and convertible notes based on the assumptions set forth below immediately prior to the completion of this offering and excluding the following:

•

2,097,709 shares of our common stock issuable upon the exercise of stock options outstanding as of May 15, 2014 at a weighted-average exercise price of $4.19 per share, which share number assumes the closing of the offering made hereby occurs on June 16, 2014 with an initial public offering price per share of $15.00, the mid-point of the price range set forth on the cover page of this prospectus and after giving effect to the corresponding 1-for-37.4626021 reverse stock split, which is the reverse stock split ratio calculated based upon the initial public offering price of $15.00 per share;

•	5,145,659 shares of our common stock that will be available for future issuance under our 2014 equity incentive plan to be effective upon completion of this offering; and

•

2,984 shares of common stock issuable upon the exercise of warrants to purchase our common stock outstanding as of May 15, 2014 at a weighted-average exercise price of $0.46 per share, and after giving effect to a 1-for-37.4626021 reverse stock split, which is the reverse stock split ratio calculated based upon the initial public offering price of $15.00 per share.

Except as otherwise noted, all information in this prospectus:

•	assumes the adoption of our restated certificate of incorporation and restated by-laws in connection with the consummation of the offering made hereby;

•

assumes that the closing of the offering made hereby occurs on June 16, 2014 with an initial public offering price per share of $15.00, the mid-point of the price range set forth on the cover page of this prospectus;

•	assumes the issuance of 13,845,305 shares of our common stock upon closing of this offering comprised of:

•

2,570,855 shares of our common stock issuable upon the automatic net exercise of our outstanding warrants to purchase Series C preferred stock and the automatic conversion of all outstanding shares of our preferred stock, based on an initial offering price of $15.00, the mid-point of the price range set forth on the cover page of this prospectus and the corresponding 1-for 37.4626021 reverse split of our common stock;

•

11,229,122 shares of our common stock issuable upon the automatic conversion of our convertible notes including accrued but unpaid interest thereon at a conversion price equal to 62.5% of the initial public offering price per share in this offering; and

•	45,328 restricted shares of our common stock granted to certain directors in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this prospectus and after giving effect to the corresponding 1-for-37.4626021 reverse stock split.

•

assumes the exchange by Arcapita Ventures I Limited, or Arcapita, immediately prior to this offering of its notes for a number of shares of our common stock based on the initial public offering price and a discount factor that will result in Arcapita receiving approximately the number of shares that it would have received if its notes, which it holds in lieu of convertible notes due to its investment restrictions, accrued interest and automatically converted upon the same terms as the convertible notes;

•	reflects the 1-for-10 reverse split of our common stock and preferred stock which took place in August 2013;

•

gives effect to a 1-for-37.4626021 reverse split of our common stock, which will take place prior to the closing of the offering made hereby and which is the stock split ratio calculated based upon an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus); and

•	assumes no exercise by the underwriters of their option to purchase additional shares.

We refer collectively to our Series A, B and C convertible preferred stock as our preferred stock. We refer to the automatic conversion of our preferred stock into shares of common stock and the automatic conversion of our convertible notes (including accrued but unpaid interest) into shares of common stock as the preferred stock and convertible notes conversions. When we refer to our convertible notes, we are including the notes held by Arcapita and when we refer to the convertible notes conversions, we are including the exchange of Arcapita’s notes for shares of our common stock at a discount factor that will result in Arcapita receiving approximately the number of shares that it would have received if its notes, which it holds in lieu of convertible notes due to its investment restrictions, accrued interest and automatically converted upon the same terms as the convertible notes.

Summary Consolidated Financial Data

The following tables present a summary of our consolidated financial data for the periods, and as of the dates, indicated. We derived the consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

We derived the consolidated statement of operations data for the three months ended March 31, 2013 and 2014 and the consolidated balance sheet data as of March 31, 2014 from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The results of operations for these interim periods are not necessarily indicative of the results to be expected for a full year. Our unaudited consolidated financial statements and the related notes thereto have been prepared on the same basis as the audited consolidated financial statements and the related notes thereto and, in the opinion of our management, reflect all adjustments that are necessary for a fair presentation in conformity with U.S. generally accepted accounting principles, or GAAP. The summary unaudited pro forma balance sheet information is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

Our historical results for prior periods are not necessarily indicative of results to be expected for any future period. You should read this summary consolidated financial data together with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	($ in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Product	$42,717	$60,389	$82,057	$16,170	$21,493
Research services	3,233	3,064	4,037	835	870

Total revenue	45,950	63,453	86,094	17,005	22,363
Cost of revenue:
Product	47,071	70,025	73,399	16,611	18,541
Research services	1,505	1,396	1,964	356	476

Gross profit (loss)	(2,626)	(7,968)	10,731	38	3,346
Operating expenses:
Research and development	4,085	5,142	5,159	1,235	1,284
Sales and marketing	5,565	8,564	9,271	2,040	2,238
General and administrative	8,291	11,299	12,833	2,788	2,722
Write-off of construction in progress	—	—	3,440	—	—

Total operating expenses	17,941	25,005	30,703	6,063	6,244

Income (loss) from operations	(20,567)	(32,973)	(19,972)	(6,025)	(2,898)

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	($ in thousands, except share and per share data)
Other income (expense):
Interest income (expense)(1)	(8,822)	(21,790)	(30,599)	3,366	(16,151)
Gain on extinguishment of convertible notes	—	—	8,898	8,898	—
Loss on exchange of convertible notes	—	—	(5,697)	(5,212)	—
Debt extinguishment costs	—	(1,379)	—	—	—
Costs associated with postponed public offering	(3,443)	—	(241)	—	—

Total other income (expense), net	(12,265)	(23,169)	(27,639)	7,052	(16,151)

Net income (loss)	(32,832)	(56,142)	(47,611)	1,027	(19,049)
Accretion (deemed dividends) on preferred stock	(23,665)	47,201	(996)	(996)	—
Extinguishment of redeemable feature for convertible preferred stock	—	—	86,161	86,161	—
Earnings attributable to preferred stock shareholders	—	—	(36,216)	(65,941)	—

Net income (loss) attributable to common stockholders	$(56,497)	$(8,941)	$1,338	$20,251	$(19,049)

Per share data:
Net income (loss) attributable to common stockholders per share:
Basic	$(811.44)	$(127.75)	$19.11	$289.21	(271.60)

Diluted	$(811.44)	$(127.75)	$18.36	$277.22	(271.60)

Weighted-average common shares outstanding:
Basic	69,613	70,014	70,021	70,021	70,094

Diluted	69,613	70,014	72,684	73,012	70,094

Pro forma net income (loss) per share:(2)
Basic and diluted			$(1.36)		$(0.20)

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share:(2)
Basic and diluted			20,581,993		20,582,066

Other operating data:
Product shipments in square feet(3)	19,473	27,280	35,560	7,370	8,803
Adjusted EBITDA(4)	$(11,982)	$(19,146)	$(1,815)	$(3,061)	$87

	As of March 31, 2014
	Actual	Pro forma(5)
	($ in thousands)
Consolidated balance sheet data:
Cash	$1,155	$72,205
Working capital(6)	(5,152)	85,412
Total assets	88,169	157,487
Total debt	155,125	222
Preferred stock	—	—
Total stockholders’ (deficit) equity	(80,674)	144,727

(1)	Interest income (expense) consists primarily of fair market value adjustments related to our subordinated notes, convertible notes and Series C warrants, subordinated note and convertible note issuance costs, the amortization of the subordinated note debt discount, and imputed interest on our obligations under our cross license agreement with Cabot Corporation.
(2)	Pro forma per share data is computed based upon the number of shares of common stock outstanding immediately after consummation of this offering applied to our historical net income (loss) amounts as adjusted to give retroactive effect to the preferred stock and convertible notes conversions (assuming an initial public offering price of $15.00, the mid-point of the price range set forth on the cover page of this prospectus), the corresponding 1-for-37.4626021 reverse split of our common stock and the issuance of the shares of our common stock offered hereby.

The following table presents the calculation of pro forma basic and diluted net income (loss) per share:

	Year Ended December 31 2013	Three Months Ended March 31 2014
	($ in thousands, except share and per share data)
Net income (loss) attributable to common stockholders	$1,338	$(19,049)
Deemed dividends (accretion) on preferred stock	996	—
Gain on extinguishment of convertible notes	(8,898)	—
Loss on exchange of convertible notes	5,697	—
Recognition of compensation cost for performance-based options	(3,355)	(353)
Extinguishment of redeemable feature for convertible preferred stock	(86,161)	—
Earnings attributable to preferred stock shareholders	36,216	—
Interest expense	26,187	15,292

Pro forma net income (loss) attributable to common stockholders	$(27,980)	$(4,110)

Weighted-average common shares outstanding, basic and diluted	70,021	70,094
Pro forma common shares issued upon conversion of preferred stock and exercise of Series C warrants	2,570,855	2,570,855
Pro forma common shares issued upon conversion of convertible notes and interest thereon	11,229,122	11,229,122
Issuance of restricted common shares to non-employee directors in connection with this offering	45,328	45,328
Issuance of common shares pursuant to this offering	6,666,667	6,666,667

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share, basic and diluted	20,581,993	20,582,066

Pro forma net income (loss) per share, basic and diluted	$(1.36)	$(0.20)

(3)	We price our products and measure our product shipments associated with recognized revenue in square feet. We believe the square foot operating metric allows us and our investors to measure our sales volume on a uniform and consistent basis.
(4)	We use Adjusted EBITDA, a non-GAAP financial measure, as a means to assess our operating performance. We define Adjusted EBITDA as net income (loss) before interest income (expense), taxes, depreciation, amortization, stock-based compensation expense and other items, from time to time, that we do not believe are indicative of our core operating performance, which recently have included loss on disposal of assets, gain or loss on extinguishment or exchange of debt, write-off of costs of postponed financing activities and write-off of construction in progress. Adjusted EBITDA is a supplemental measure of our performance that is not presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our definition and presentation of Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies.

We use Adjusted EBITDA as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance, for planning purposes, including the preparation of our annual operating budget, to allocate resources to enhance the financial performance of our business and as a performance measure under our bonus plan. We also believe that the presentation of Adjusted EBITDA provides useful information to investors with respect to our results of operations and in assessing the performance and value of our business. Various measures of EBITDA are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired.

Although measures similar to Adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, we understand that Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for GAAP, income from operations or an analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our historical cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect stock-based compensation expense;

•	Adjusted EBITDA does not reflect our tax expense or cash requirements to pay our income taxes;

•	Adjusted EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation, amortization and impairment charges are non-cash charges, the assets being depreciated, amortized or impaired will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, our Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to reinvest in the growth of our business or as a measure of cash available for us to meet our obligations.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented:

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	($ in thousands)
Net income (loss)	$(32,832)	$(56,142)	$(47,611)	$1,027	$(19,049)
Interest expense (income)	8,822	21,790	30,599	(3,366)	16,151
Depreciation and amortization	7,521	9,684	10,061	2,469	2,631
Loss on disposal of assets	—	2,489	230	—	15
Stock-based compensation	1,064	1,654	4,426	495	339
Gain on extinguishment of convertible notes	—	—	(8,898)	(8,898)	—
Loss on exchange of convertible notes	—	—	5,697	5,212	—
Debt extinguishment costs	—	1,379	—	—	—
Write-off of costs associated with postponed public offering	3,443	—	241	—	—
Write-off of construction in progress	—	—	3,440	—	—

Adjusted EBITDA	$(11,982)	$(19,146)	$(1,815)	$(3,061)	$87

(5)	The summary pro forma balance sheet data as of March 31, 2014 has been prepared to give effect to this offering, our use of a portion of the net proceeds therefrom to repay all outstanding amounts under our revolving credit facility, if any, and under our subordinated notes, and the preferred stock and convertible notes conversions as if they had occurred on March 31, 2014. The summary pro forma balance sheet data is for informational purposes only and does not purport to indicate balance sheet data as of any future date.
(6)	Working capital means current assets minus current liabilities. Actual March 31, 2014 working capital includes $20.1 million of current maturities of debt and other liabilities that are also included in total debt.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to invest in our common stock. If any of the events or developments described below occurs, our business, financial condition or results of operations could be negatively affected. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Strategy

We have incurred net losses since our inception, and we may continue to incur net losses in the future and may never reach profitability.

We have a history of losses, and we may not ever achieve profitability. We experienced net losses of $32.8 million, $56.1 million and $47.6 million for the years ended December 31, 2011, 2012 and 2013, respectively, and $19.0 million for the three months ended March 31, 2014. As of March 31, 2014, our accumulated deficit was $351.8 million and total stockholders’ deficit was $80.7 million. We expect to continue to incur operating losses as a result of expenses associated with the continued development and expansion of our business. Our expenses include sales and marketing, research and development, and general and administrative costs. Furthermore, these expenses are not the only factors that may contribute to our net losses. For example, interest expense on our currently outstanding debt and on any debt that we incur in the future could contribute to our net losses. Any failure to increase revenue or manage our cost structure as we implement initiatives to grow our business could prevent us from achieving profitability, or sustaining profitability if we do achieve it. In addition, our ability to achieve profitability is subject to a number of the risks and uncertainties discussed below, many of which are beyond our control. Failure to become and remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

We have yet to achieve positive cash flow, and our ability to generate positive cash flow is uncertain.

To develop and expand our business, we have made significant up-front investments in our manufacturing capacity and incurred research and development, sales and marketing and general and administrative expenses. In addition, our growth has required a significant investment in working capital over the last several years. We have had negative cash flows from operating activities of $24.2 million, $25.9 million and $13.7 million for the years ended December 31, 2011, 2012 and 2013, respectively.

While we had cash provided by operating activities of $0.8 million for the three months ended March 31, 2014, we expect that for the foreseeable future our overall cash flow will remain negative. In particular, we will need cash to fund our significant planned future capital expenditures to expand our manufacturing capacity. We will also require significant amounts of working capital to support our growth and we will need to increase our inventories of raw materials and our products as we seek to grow our business. In addition, from time to time, we may have debt maturities that will require cash in order to repay those obligations. We may not achieve sufficient revenue growth to generate positive future cash flow and, therefore, we may need to raise additional capital from investors to achieve our expected growth. An inability to generate positive cash flow for the foreseeable future or raise additional capital on reasonable terms, if at all, may decrease our long-term viability.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

As a result of our recurring net losses taken together with the maturity of our subordinated notes due September 2014 and the expiration of our revolving credit facility in July 2014, our independent registered public accounting firm has expressed substantial doubt regarding our ability to continue as a going concern. We plan to repay our subordinated notes and borrowings under our revolving credit facility with a portion of the net proceeds of this offering.

We are dependent on a sole manufacturing facility. Any significant disruption to this facility or the failure of either of our two production lines in this facility to operate according to our expectation could have a material adverse effect on our business and results of operations.

We currently operate only two production lines in one manufacturing facility, which is located in East Providence, Rhode Island. Our ability to meet the demands of our customers depends on efficient, proper and uninterrupted operations at this manufacturing facility. In the event of a significant disruption to our sole manufacturing facility or breakdown of either production line, we currently do not expect that we would have sufficient inventory in stock to meet demand until the production lines return to operation.

Power failures or disruptions, the breakdown, failure or substandard performance of equipment, or the damage or destruction of buildings and other facilities due to fire or natural disasters could severely affect our ability to continue our operations. In the event of such disruptions, we are unlikely to find suitable alternatives or may not be able to make needed repairs on a timely basis and at reasonable cost, which could have a material adverse effect on our business and results of operations. In particular, our manufacturing processes include the use of both high temperatures and flammable chemicals, which subjects us to a significant risk of loss resulting from fire. We had occasional incidences of fires at our initial facility in Northborough, Massachusetts that preceded our current manufacturing facility in East Providence, Rhode Island. If our manufacturing facility were to be damaged or cease operations, it may reduce revenue, cause us to lose customers and otherwise adversely affect our business. The insurance policies we maintain to cover losses caused by fire or natural disaster, including business interruption insurance, may not adequately compensate us for any such losses and will not address a loss of customers that we would expect would result. If our sole manufacturing facility was damaged or destroyed prior to the commencement of operations at a second manufacturing facility, which is currently expected to be 2017, we would be unable to operate our business for an extended period of time and our business and results of operations may be materially adversely affected, potentially even threatening our viability.

If we fail to achieve the increase in production capacity that our continued growth requires in a timely manner, or at all, our growth may be hindered and our business or results of operations may be materially adversely affected.

Our continued growth requires that we increase our production capacity. Consequently, we are engaged in the design, engineering and initial procurement phase of building a third production line in our manufacturing facility in East Providence and also plan to construct a second manufacturing facility located in either Europe or Asia. If, for any reason, including our inability to obtain financing, the third production line or the second manufacturing facility should fail to be completed in a timely manner, or at all, or any of the production lines in any future manufacturing facilities do not operate according to our expectations, sales may be impeded, our growth may be hindered and our business or results of operations may be materially adversely affected.

Many factors could delay or prevent the addition of a third production line or the construction of a second manufacturing facility or cause us to reduce the scale or scope of the new facilities, including:

•	our inability to obtain financing on favorable terms, or at all;

•	design, engineering and construction difficulties or delays;

•	our failure or delay in obtaining necessary legal, regulatory and other approvals;

•	interruptions in the supply of the necessary equipment, or construction materials or labor or an increase in their price;

•	opposition of local interests; and

•	natural disasters, accidents, political unrest or unforeseen events.

Many factors could prevent the third production line or the second manufacturing facility from producing at their expected effective or nameplate capacity or could cause us to reduce the scale or scope of the new facilities, including:

•	design and engineering failures;

•	inability to retain and train a skilled workforce;

•	the challenges of operating significantly higher volume equipment at the planned second facility than currently employed at our existing facility in East Providence;

•	improper operation of the manufacturing equipment;

•	decreases in our manufacturing yields due to an increase in the cost of the materials needed to make our products or the inefficient use of these materials in our manufacturing process;

•	strikes or labor disputes; and

•	damage to the manufacturing equipment due to design and engineering flaws, construction difficulties or operator error.

Any such expansion will place a significant strain on our senior management team and our financial and other resources. The costs associated with our expansion could exceed our expectations and result in a materially adverse impact on our business, results of operations, financial condition and cash flows.

If we are unable to complete the projects contemplated, the costs incurred in connection with such projects may not be recoverable. For example, during 2013, we redesigned and reduced the planned scale of the third production line. As a result, we reviewed the construction in progress assets associated with the third production line and determined that $3.0 million had no future use. In addition, we concluded that an additional $0.4 million of construction in progress assets were not utilized or functional. Accordingly, we recorded a $3.4 million impairment charge during 2013 related to the write-off of construction in progress assets. A similar redesign or reduction in scale could affect the planned third production line or the second manufacturing facility and similar impairments of our assets in the future could harm our financial condition.

If the expected growth in the demand for our products does not follow each of our planned capacity expansions, then our business will be materially adversely affected.

As we pursue our capacity expansion plans, we will incur significant capital expenses and increased levels of manufacturing expenses in anticipation of expected growth in demand for our products. In particular, we expect that these substantial additional expenditures will be made by us significantly in advance of the existence of the level of demand that would ensure the most efficient use of our planned new capacity. As a result, if the expected growth in demand for our products fails to materialize within a reasonable amount of time following each of our planned capacity expansions, then we would suffer decreased levels of cash flow and our financial condition and results of operations would be adversely affected.

We will require significant additional capital to pursue our growth strategy beyond the construction of our third line in our East Providence facility, but we may not be able to obtain additional financing on acceptable terms or at all.

The growth of our business will depend on substantial amounts of additional capital for construction of new production lines or facilities, ongoing operating expenses and continued development of our aerogel product lines. Our capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new products and enhancements to existing products, and our expansion of sales and marketing and product development activities. In particular, our plans to construct a second manufacturing facility in Europe or Asia are dependent on our ability to secure grants from governments and to raise debt financing. There is no assurance of our ability to obtain either type of financing on terms acceptable to us or at all.

In addition, we may consider strategic acquisitions of complementary businesses or technologies to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology.

We may not be able to obtain loans or additional capital on acceptable terms or at all. Moreover, our loan and security agreement with Silicon Valley Bank under which we have the ability to borrow up to $10.0 million and our subordinated notes contain restrictions on our ability to incur additional indebtedness, which, if not waived, could prevent us from obtaining needed capital. Any future credit facilities or debt instruments would likely contain similar restrictions. We may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all in order to fund our future capacity expansion plans. A failure to obtain additional financing when needed could adversely affect our ability to maintain and grow our business.

The market for insulation products incorporating aerogel blankets is relatively undeveloped and our products may never be widely adopted, which would have a material adverse effect on our business.

The market for insulation products utilizing aerogel blankets is relatively undeveloped. Accordingly, our future results of operation will depend in large part on our ability to gain market share of the global energy infrastructure insulation market. Our ability to gain market share in this market is highly dependent on the acceptance of our products by large, well-established end-users, distributors, contractors and OEMs. The energy infrastructure insulation market has historically been slow to adopt new technologies and products. Most insulation types currently in use in these markets have been in use for over 50 years. In addition, there is a tendency of end-users in some of our markets to opt for the frequently lower short-term costs of traditional insulation materials. If we fail to successfully educate existing and potential end-users, distributors, contractors and OEMs regarding the benefits of our aerogel products, or if existing users of our products no longer rely on aerogel insulation for their insulation needs, our ability to sell our products and grow our business could be limited.

In particular, because we are still often a new supplier to our end-use customers, we may face concerns from these end-use customers about our reliability and our ability to produce our products in a volume sufficient to meet their supply needs. As a result, we may experience a reluctance or unwillingness by existing end-use customers to expand their use of our products and by potential end-use customers to begin using our products. Our products may never reach mass adoption, and changes or advances in technologies could adversely affect the demand for our products. A failure to increase, or a decrease in, demand for aerogel insulation products caused by lack of end-user or distribution channel acceptance, technological challenges or competing technologies and products would result in a lower revenue growth rate or decreased revenue, either of which could materially adversely affect our business and results of operations.

Our products are expensive relative to other insulation products, which could make it more difficult for us to grow our revenue and achieve broader adoption of our aerogel products.

While we believe our products have superior performance attributes and may sometimes have the lowest cost on a fully-installed basis or offer life-cycle cost savings, our competitors offer many traditional insulation products that are priced below our products. Our products are expensive relative to other insulation products and end-use customers may not value our products’ performance attributes sufficiently to pay their premium price. This could make it more difficult for us to grow our revenue and achieve broader adoption of our aerogel products. In addition, some of the benefits of our products are based on reduced installation time and related labor expense. In regions where labor costs are significantly lower than in the United States and Europe, the cost benefits of reduced installation times may not be adequate to overcome the relatively high price of our products and may make it more difficult for us to grow our revenue in such regions.

Growth has placed significant demands on our management systems and our infrastructure. If we fail to manage our growth effectively, we may be unable to execute our business plan, address competitive challenges and meet our customers’ product specifications and delivery requirements.

We may be unable to manage our growth. To manage our anticipated future growth, we must continue to:

•

improve our existing, and implement additional, managerial capabilities, manufacturing, sales and marketing, and engineering operations, research and development capabilities, regulatory compliance systems and financial control and reporting systems;

•	expand our manufacturing and distribution facilities; and

•	continue to recruit and train additional qualified personnel.

All of these measures will require significant expenditures and will demand the attention of management. At certain points in the past, significant growth in demand for our product has put our management and manufacturing systems under strain. As a result, there have been periods of time when we have had difficulty consistently producing product that met our specifications. In addition, the physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Furthermore, we compete for personnel and advisors with other companies and other organizations, many of which are larger and have greater name recognition and financial and other resources than we do. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel or retain personnel. Any inability to manage growth could result in a loss of existing customers and revenues and delay the execution of our business plans, disrupt our operations or result in financial, contractual or other liabilities. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition would be harmed.

We allocate our operations, sales and marketing, research and development, general and administrative and financial resources based on our business plan, which includes assumptions about current and future orders from customers. However, these factors are uncertain. If our assumptions regarding these factors prove to be incorrect or if competing products gain further acceptance, then actual demand for our aerogel products could be significantly less than the demand we anticipate and we may not be able to sustain our revenue growth or achieve profitability.

The markets we serve are subject to general economic conditions and cyclical demand, which could harm our business and lead to significant shifts in our results of operations from quarter to quarter that make it difficult to project long-term performance.

Our results of operations have been, and may in the future be, adversely affected by general economic conditions and the cyclical pattern of certain industries in which our customers and end-users operate. Demand for our products and services depends in large part upon the level of capital and maintenance expenditures by many of our customers and end-users, in particular those in the energy, petrochemical and power generation industries, and firms that design, construct and operate facilities for these industries. These customers’ expenditures historically have been cyclical in nature and vulnerable to economic downturns. In particular, profitability in the energy industry is highly sensitive to supply and demand cycles and commodity prices, which historically have been volatile; and our customers in this industry historically have tended to delay large capital projects, including expensive maintenance and upgrades, during industry downturns. Customer project delays may cause fluctuations in the timing or the amount of revenue earned and our results of operations in a particular period. Prolonged periods of little or no economic growth could decrease demand for oil and gas which, in turn, could result in lower demand for our products and a negative impact on our results of operations and cash flows. In addition, this historically cyclical demand and potential customer project delays may lead to significant shifts in our results of operations from quarter to quarter, which limits our ability to make accurate long-term predictions about our future performance. We estimate that sales to end-use customers in the energy industry accounted for approximately 87% of our 2013 revenues and we expect that they will account for a significant portion of our future revenues.

A sustained downturn in the energy industry, due to reduced energy demand or lower oil and gas prices, could decrease demand for some of our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for a significant portion of our products and services depends upon the level of capital expenditure by companies in the energy industry, which depends, in part, on energy prices. Prices of oil and gas have been very volatile over the past three years, with significant increases until achieving historic highs in July 2008, followed immediately by a steep decline through 2009, a moderate increase throughout 2010 and continued volatility from 2011 through 2013. A sustained downturn in the capital expenditures of our customers, whether due to a decrease in the market price of oil and gas or otherwise, may delay projects, decrease demand for our products and services and cause downward pressure on the prices we charge, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Such downturns, including the perception that they might continue, could have a significant negative impact on the market price of our common stock.

A substantial portion of our revenue comes from sales in foreign countries and we may expand our operations outside of the United States, which subjects us to increased economic, operational and political risks that could increase our costs and make it difficult for us to continue to operate profitably.

A substantial portion of our sales are to shipment destinations outside the United States, including in Canada, Taiwan, Brazil, South Korea, Norway, Japan, Germany, Singapore, India and the United Kingdom. Total revenue generated from outside of the United States, based on our shipment destination or research services location, amounted to $30.8 million or 67% of total revenue, $43.5 million or 69% of total revenue, and $55.9 million or 65% of total revenue, in the years ended December 31, 2011, 2012 and 2013, respectively, and $10.7 million or 63% of total revenue and $11.7 million or 52% of total revenue in the three months ended March 31, 2013 and 2014, respectively. In addition, we may expand our operations outside of the United States, including our manufacturing operations in connection with our planned second manufacturing facility expected to be located in Europe or Asia. As a result, we are subject to a number of risks, including, but not limited to:

•	labor rules and collective bargaining arrangements in foreign jurisdictions, particularly with respect to our planned second manufacturing facility in Europe or Asia;

•	difficulty in staffing and managing (including ensuring compliance with internal policies and controls) geographically widespread operations;

•

the effect of applicable U.S. and foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

•

trade relations between the United States and those foreign countries in which our customers and suppliers have operations, including protectionist measures such as tariffs and import or export licensing requirements;

•	general economic and political conditions in each country, which may interfere with, among other things, our supply chain, our customers and all of our activities in a particular location;

•	difficulty in the enforcement of contractual obligations in non-U.S. jurisdictions and the collection of accounts receivable from foreign accounts;

•	different regulatory regimes in the various countries in which we operate or sell our products;

•	inadequate intellectual property protection in foreign countries;

•

the difficulties and increased expense in complying with multiple and potentially conflicting domestic and foreign laws, regulations, product approvals and trade standards, including the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in non-U.S. jurisdictions, as well as the rules and regulations of the U.S. Office of Foreign Assets Control and similar sanctions laws;

•	foreign currency exchange controls, restrictions and fluctuations, which could result in reduced revenue and increased operating expense;

•	transportation delays or interruptions; and

•	terrorist activity and political unrest, particularly given the use of our products at energy facilities.

Our success will depend in large part on our ability to manage the effects of continued global political or economic uncertainty, especially in our significant geographic markets.

Because of our significant international operations we could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-corruption, anti-bribery and anti-kickback laws.

We operate on a global basis, with 68% of our product sales in 2013 being made to destinations outside the United States, including Canada, Europe, Asia, South America and the Middle East. Our business operations and sales in countries outside the United States are subject to anti-corruption, anti-bribery and anti-kickback laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act, or FCPA, as well as the United Kingdom Bribery Act of 2010, or UK Bribery Act. The FCPA, UK Bribery Act, and similar anti-corruption, anti-bribery and anti-kickback laws in other jurisdictions generally prohibit companies and their intermediaries and agents from making improper payments to government officials or any other persons for the purpose of obtaining or retaining business. We operate and sell our products in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-corruption, anti-bribery and anti-kickback laws may conflict with local customs and practices. We train our employees concerning anti-corruption, anti-bribery and anti-kickback laws and have policies in place that prohibit employees from making improper payments. We are implementing internal controls and procedures designed to ensure that we comply with anti-corruption, anti-bribery and anti-kickback laws, rules and regulations and mitigate and protect against corruption risks. We cannot provide assurance that our internal controls and procedures will protect us from reckless, criminal or other acts committed by our employees or third-parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption, anti-bribery and anti-kickback laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer criminal or civil fines or penalties or other repercussions, including reputational harm, which could have a material and adverse effect on our business, results of operations and financial condition.

A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our business, results of operations or financial condition. We may be unable to ensure that our distributors comply with applicable sanctions and export control laws.

We operate on a global basis, with 68% of our product sales in 2013 being made to destinations outside the United States, including Canada, Europe, Asia, South America and the Middle East. We face several risks inherent in conducting business internationally, including compliance with applicable economic sanctions laws and regulations, such as laws and regulations administered by the United States Department of Treasury’s Office of Foreign Assets Control, or OFAC, the United States Department of State and the United States Department of Commerce. We must also comply with all applicable export control laws and regulations of the United States and other countries. Violations of these laws or regulations could result in significant additional sanctions including criminal or civil fines or penalties, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of our international business.

In certain countries, we may engage third party agents or intermediaries, such as customs agents, to act on our behalf and if these third party agents or intermediaries violate applicable laws, their actions may result in criminal or civil fines or penalties or other sanctions being assessed against us. We take certain measures designed to ensure our compliance with U.S. export and economic sanctions law and we believe that we have never sold our products to Iran, Cuba, Sudan or Syria through third party agents or intermediaries or made any effort to attract business from any of these countries. However, it is possible that some of our products were sold or will be sold to distributors or other parties that, without our knowledge or consent, re-exported or will re-export such products to these countries. Although none of our non-U.S. distributors are located in, or to our knowledge, conduct business with Iran, Cuba, Sudan or Syria, we may not be successful in ensuring compliance with limitations or restrictions on business with these or other countries subject to economic sanctions. There can be no assurance that we will be in compliance with export control or economic sanctions laws and regulations in the future. Any such violation could result in significant criminal or civil fines, penalties or other sanctions and repercussions, including reputational harm, that could materially adversely impact our business, results of operations or financial condition.

We rely on sales to a limited number of direct customers, including distributors, contractors and OEMs, for the substantial majority of our revenue, and the loss of one or more significant direct customers or several or our smaller direct customers could materially harm our business. In addition, we understand from our direct customers that a substantial majority of their sales of our products are to a small number of end-use customers and the loss of one or more significant end-use customers or several of our smaller end-use customers could materially harm our business.

A substantial majority of our revenue is generated from sales to a limited number of direct customers, including distributors, contractors and OEMs. For the years ended December 31, 2011, 2012 and 2013, total revenue from our top ten direct customers represented 60%, 59% and 65% of our revenues, respectively, and represented 64% of our revenues for the three months ended March 31, 2014. In 2011, Enershield Industries Ltd. represented 13% of our total revenue and Aerogel Korea Co., Ltd. represented 10% of our total revenue; in 2012, Distribution International represented 13% of our total revenue; in 2013, Distribution International, Inc. represented 15% of our total revenue and AllTech Consulting Co., Ltd. represented 11% of our total revenue; for the three months ended March 31, 2013, sales to AllTech Consulting Co., Ltd. and Distribution International represented 20% and 16% of our total revenue, respectively; and for the three months ended March 31, 2014, Distribution International, Inc. represented 18% of our total revenue. For each of the periods discussed above, there were no other customers that represented 10% or more of our total revenues. Although the composition of our significant distributors, contractors and OEMs will vary from period to period, we expect that most of our revenues will continue, for the foreseeable future, to come from sales to a relatively small number of direct customers. In addition, we understand from our direct customers that a substantial majority of their sales of our products are to a small number of end-use customers.

Our direct customer concentration also creates risk for accounts receivable exposure. As of March 31, 2014, three of our direct customers accounted for 16%, 13% and 10% of our accounts receivable, respectively.

The majority of our sales to distributors are effected on a purchase order basis. The contracts we enter into with our direct customers generally do not include long-term commitments or minimum volumes that ensure future sales of our products. In addition, we understand that our direct customers’ contracts with end-use customers also generally do not include such commitments or minimums. Consequently, our results of operations may fluctuate significantly from period-to-period based on the actions of one or more significant direct customers or end-use customers.

A direct customer may take actions that affect us for reasons that we cannot anticipate or control, such as reasons related to an end-use customer’s financial condition, changes in business strategy or operations, the introduction of alternative competing products or as the result of the perceived quality or cost-effectiveness of our products. Our agreements with these direct customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or for other reasons outside of our control. In addition, our direct customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales or anticipated sales to, one or more of our significant direct customers or end-use customers or several of our smaller direct customers or end-use customers could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain our technological advantage over our competitors, our business may be adversely affected.

We are researching, developing, manufacturing and selling high-performance aerogel insulation products. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive, or even obsolete, particularly if we fail to continue to improve the performance of our insulation products. We are currently developing new applications for our existing products as well as new aerogel technologies; however, we may not be successful in doing so and new applications or technologies may not be commercially useful. Other companies that are seeking to enhance traditional insulation materials have recently introduced or are developing other emerging and potential insulation technologies. These competitors are engaged in significant development work on these various insulation products. Competing technologies that outperform our insulation in one or more performance attributes could be developed and successfully introduced. We are also aware of certain companies that have developed or are developing products using aerogel technology similar to our technology and these or other companies could introduce aerogel products that compete directly with our products and outperform them in one or more performance attributes. As a result of this competition and potential competition, our products may not compete effectively in our target markets.

The energy infrastructure insulation market is highly competitive; if we are unable to compete successfully, we may not be able to increase or maintain our market share and revenues.

We face strong competition primarily from established manufacturers of traditional insulation materials. Large producers of traditional insulation materials, such as Johns Mansville, Saint-Gobain, Knauf Gips, Owens Corning and Rockwool, dominate the insulation market. In addition, we face competition from other companies seeking to develop high-performance insulation materials, including aerogel insulation. For example, Cabot Corporation manufactures, markets and sells a different form of aerogel insulation that is competitive with our products, particularly in the offshore oil and gas sector for use in pipe-in-pipe applications. Many of our competitors are substantially larger and better capitalized than we are and possess greater financial resources. In addition, we are aware of competitors in China that manufacture and market aerogel insulation products. Our competitors could focus their substantial financial resources to develop new or additional competing products or develop products that are more attractive to potential customers than the products that we offer.

Because some insulation manufacturers are substantially larger and better capitalized than we are, they may have the ability to sell their products at substantially lower costs to a large, existing customer base. Our products are expensive relative to other insulation products and end-use customers may not value our products’ superior performance attributes sufficiently to pay their premium price. In addition, from time to time we may increase the prices for our products and these price increases may not be accepted by our end-use customers and could result in a decreased demand for our products. Similarly, we may make changes to our products in order to respond to customer demand or to improve their performance attributes and these changes may not be accepted by our end-use customers and could result in a decrease in demand for our products. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations.

Negative perceptions regarding the safety or other attributes of our products or a failure or a perceived failure of our products could have a material adverse effect on our results of operations and could make us unable to continue our business.

Given the history of asbestos as an insulation material, we believe that there is an elevated level of attention towards perceived health and safety risks in the insulation industry. As a consequence, it is essential to our existing business and to our future growth that our products are considered safe. Even modest perceptions by existing or potential distributors, contractors or end-use customers in our target markets that our products are not safe could have a critical impact on our ability to sell our products and to continue as a business. There is risk of an actual or perceived failure of our products or other negative perceptions regarding our products, such as perceived health hazards. For example, dust is produced by our products during their installation and use, which increases the likelihood of the perception of hazard. Another example is the potential for material failure in very high temperature applications. Like most insulation products, our Pyrogel XT and XT-E products will normally go through a controlled burn-in process immediately after exposure to very high temperatures. If installed improperly, the burn-in may proceed too rapidly and the material may become damaged. Further, our competitors have in the past, and may in the future, seek to perpetuate such perceptions. We are currently taking steps to educate our distributors, contractors, OEMs and end-use customers on the nature of our products and the proper installation procedures in order to mitigate these risks. Such an event, or the perception of such an event, could quickly result in our direct and end-use customers replacing our products with traditional insulation materials which could have a material adverse effect on our results of operations.

Our activities and operations are subject to numerous health and safety laws and regulations. If we violate such regulations, we could face penalties and fines or be required to curtail or cease operations.

We are subject to numerous health and safety laws and regulations in each of the jurisdictions in which we operate. These health and safety laws and regulations apply to us including with regards to hazardous substances that we use in our manufacturing process and that certain of our products contain. These hazardous substances include titanium dioxide and carbon black, each of which has been determined, in certain forms and at certain levels, to be possibly carcinogenic or otherwise harmful to humans. Our processes also require the use of other regulated substances in raw material delivery and manufacturing, including among others, ethanol. These laws and regulations require us to obtain and maintain permits and approvals and implement health and safety programs and procedures to control risks associated with our operations. Compliance with those laws and regulations can require us to incur substantial costs. Moreover, if our compliance programs are not successful, we could be subject to penalties or to revocation of our permits, which may require us to curtail or cease operations of the affected facilities. In particular, the construction of our third production line in our East Providence facility will require us to obtain new permits from various regulatory authorities and if the issuance of such permits was delayed or denied, it would slow or potentially prevent the expansion of our manufacturing capacity. Violations of laws, regulations and permit requirements may also result in criminal sanctions or injunctions.

While we use hazardous substances, including titanium dioxide and carbon black, in forms and at levels that are subject to current rules and regulations, such rules and regulations may become more stringent such that we are required to modify our manufacturing process and such that our customers’ use of our products may be impacted. In addition, changes in our production or manufacturing process may result in uses above currently permitted levels. Such uses or changes in rules or regulations could materially adversely affect our business, financial condition and results of operations.

Health and safety laws, regulations and permit requirements may become more stringent or otherwise change. Any such changes could require us to incur materially higher costs than we currently have. Our costs of complying with current and future health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could adversely affect our business, financial condition and results of operations.

Our revenue may fluctuate, which may result in a high degree of variability in our results of operations and make it difficult for us to plan based on our future outlook and to forecast our future performance.

Our revenue may fluctuate from period to period due to a wide variety of factors. Since we rely on sales to a limited number of direct customers and end-use customers, changes in demand from one or more direct customers or end-users can significantly impact our revenue from period to period. In addition, the sales cycles for our products, including their qualification for use, are long and can result in unpredictability in our revenues. We expect to have an increasing percentage of our products sold for use in capital projects, which orders tend to be larger and more sporadic, that will further increase this unpredictability and the difficulty for us in forecasting quarterly or annual performance. Because of these factors, we have a limited basis on which to predict our quarterly revenue. Our profitability from period-to-period may also vary due to the mix of products that we sell in different periods. These factors may result in a high degree of variability in our results of operations and will make it difficult for us to accurately evaluate and plan based on our future outlook and to forecast quarterly or annual performance.

Our results of operations could be adversely affected if our operating expenses incurred do not correspond with the timing of our revenues.

Most of our operating expenses, such as manufacturing facility expenses, employee compensation and research expenses, are either relatively fixed in the short-term or incurred in advance of sales. In addition, our spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, we may not be able to proportionately reduce operating expenses for that quarter. Our reliance on sales to a limited number of direct customers and end-use customers, the length of our sales cycles and the potentially increasing percentage of our products sold for use in capital projects each can cause sporadic demand for our products which would limit our ability to predict future sales. This limitation could result in our being unable to reduce spending quickly enough to compensate for reductions in sales and could therefore adversely affect our results of operations for any particular operating period.

Shortages of the raw materials used in the production of our products, increases in the cost of such materials or disruptions in our supply chain could adversely impact our financial condition and results of operations.

The raw materials used in the production of our products consist primarily of polyester and glass fiber battings, silica precursors and additives. Although we are not dependent on any one supplier, we are dependent on the ability of our third-party suppliers to supply such materials on a timely and consistent basis. While these raw materials are available from numerous sources, they may be subject to fluctuations in availability and price. In addition, fluctuations in ethanol prices may affect the cost of silica precursors. Our third-party suppliers may not dedicate sufficient resources to meet our scheduled delivery requirements or our suppliers may not have sufficient resources to satisfy our requirements during any period of sustained demand. Failure of suppliers to supply, delays in supplying or disruptions in the supply chain for our raw materials, or allocations in the supply of certain high demand raw components, could materially adversely affect our ability to meet our delivery schedules on a timely and competitive basis and results of operations.

Fluctuations in the prices of these raw materials could have a material adverse effect on results of operations. Our ability to pass increases in raw material prices on to our customers is limited due to competitive pricing pressure and the time lag between increased costs and implementation of related price increases.

In particular, we purchase silica precursors from several suppliers, mostly pursuant to individual purchase orders and not pursuant to long-term contracts. We do not have a secure, long-term supply of silica precursors. We may not be able to establish arrangements for secure, long-term silica precursors supplies at prices consistent with our current costs or may incur a delay in supply while we seek alternative sources. Any inability to continue to purchase silica precursors pursuant to purchase orders, without long-term agreements in place, or to otherwise establish a long-term supply of silica precursors at prices consistent with our current costs, would have a material adverse effect on our ability to increase our sales and achieve profitability.

If we do not continue to develop and maintain distribution channels for our products and to meet our customers’ demand for our products, our results of operations could be adversely affected.

For a significant portion of our revenues, we rely on sales to distributors who then sell our products to end-users in our target markets. Our success depends, in part, on our maintaining satisfactory relationships with these distributors. Our distributors require us to meet expectations of delivery, quality and pricing of our products, at both the distribution channel level and at the level of the end-user of our products. If we fail to meet expected standards, our revenues would decline and this could materially adversely affect our business, results of operations and financial condition. In addition, we have been unable at times to produce sufficient amounts of our products to meet demand from our customers and we may not be able to avoid capacity constraints in the future if demand exceeds our expectations or we fail to bring into operation as planned the third production line at our East Providence facility or the second manufacturing facility to be located in Europe or Asia. If we are unable to deliver our products within such short timeframes, we may be at risk of losing direct or end-use customers. Accordingly, shortfalls in sales could materially adversely affect our business and results of operations.

The qualification process for our products can be lengthy and unpredictable, potentially delaying adoption of our products and incurring significant expense.

Qualification of our products by many of our direct and end-use customers can be lengthy and unpredictable and many of these direct and end-use customers have extended budgeting and procurement processes. This extended sales process requires the dedication of significant time by our personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. Furthermore, even after an extensive qualification process, our products may fail to meet the standards sought by our end-use customers and may not be qualified for use by such end-use customers. Such a failure to qualify may result in us losing such companies as end-users of our products, which would cause a decrease in our revenue or revenue growth rate either of which could materially adversely affect our business and results of operations.

We may enter into agreements that may limit our ability to broadly market our products or could involve future obligations, which could make it more difficult for us to commercialize certain of our products and negatively affect our business and results of operations.

In order to commercialize our products, we may enter into commercial arrangements with distributors, OEMs or other customers. These agreements have contained, and may in the future contain, exclusivity, ownership and other terms that may limit our ability to commercialize any products or technology developed in connection with such agreements, including in ways that we do not envision at the time of entering into the agreement. These agreements may contain technical specifications or minimum volumes that must be achieved. However, these agreements may not obligate either party to make any purchases. As a result, our ability to commercialize products in a certain region or for a certain application may be limited and as a consequence our business, financial condition and results of operations could be materially adversely affected.

We are exposed to the credit risk of some of our direct customers, including distributors, contractors and OEMs, which subjects us to the risk of non-payment for our products.

We distribute our products through a network of distributors, contractors and OEMs, some of which may not be well-capitalized and may be of a lower credit quality. This direct customer network subjects us to the risk of non-payment for our products. Although we have not experienced a significant incidence of non-payment for our products, such non-payments may occur in the future. In addition, during periods of economic downturn in the global economy, our exposure to credit risks from our direct customers may increase, and our efforts to monitor and mitigate the associated risks may not be effective. In the event of non-payment by one or more of our direct customers, our business, financial condition and results of operations could be materially adversely affected.

Our working capital requirements involve estimates based on demand and production expectations and may decrease or increase beyond those currently anticipated, which could harm our results of operations and financial condition.

In order to fulfill the product delivery requirements of our direct and end-use customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and results of operations could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements. To meet any ongoing working capital shortages, we may rely on our revolving credit facility; however, the credit available under this facility at any given time may not be able to meet our needs for working capital. In addition, the facility will mature on July 27, 2014 and we may not be able to extend or replace the facility upon expiration. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” In addition, we plan to increase our inventory in order to meet our expected future demand. This would result in an increase in our working capital requirements that could harm our results of operations and financial condition.

Breakdowns, security breaches and other disruptions of our information technology systems could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our suppliers, customers and business partners, and personally identifiable information. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to breakdowns, attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breakdown or breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. There can be no assurance that our management or diligence efforts will prevent such breakdowns or breaches in our systems. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information or other laws, disrupt our operations and damage our reputation, which could adversely affect our business.

We may incur significant costs complying with environmental laws and related claims, and failure to comply with these laws and regulations could expose us to significant liabilities, which could adversely affect our results of operations.

Costs of compliance with regional, national, state and local existing and future environmental laws and regulations could adversely affect our cash flow and results of operations. We are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in order to operate our facilities and in connection with the design, development, manufacture and transport of our products and the storage, use, handling and disposal of hazardous substances, including environmental laws, regulations and permits governing air emissions. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability, damages and fines, and our operations could be curtailed or suspended. In addition, certain foreign laws and regulations may affect our ability to export products outside of the United States. Existing environmental laws and regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to us or our products, and future changes in environmental laws and regulations could occur. These factors may materially increase the amount we must invest to bring our processes into compliance and impose additional expense on our operations.

Among the changes to environmental laws and regulations that could occur is the adoption of regulatory frameworks to reduce greenhouse gas emissions, which a number of countries, particularly in the European Union, have adopted, or are considering adopting. These include adoption of cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy, any of which could increase the costs of manufacturing our products and increase our compliance costs, which could materially adversely affect our business and results of operations.

In addition, private lawsuits, including claims for remediation of contamination, personal injury or property damage, or actions by regional, national, state and local regulatory agencies, including enforcement or cost-recovery actions, may materially increase our costs. Certain environmental laws make us potentially liable on a joint and several basis for the remediation of contamination at or emanating from properties or facilities we currently or formerly owned or operated or properties to which we arranged for the disposal of hazardous substances. Such liability may require us to pay more than our fair share and could require us to address contamination caused by others. For example, the site of our East Providence facility contains certain levels of contamination caused by prior third-party activities on and near the site. Such contamination remains in place under a state-approved deed restriction, and we are required to comply with such deed restriction and the accompanying soil management plan. In general, the deed restriction prohibits the residential use of the property and the use of groundwater as potable water, and requires the maintenance of engineering controls and annual inspections to help prevent exposure to contaminated soils. The soil management plan requires us to notify the state environmental agency with respect to any soil excavation, stockpiling, sampling and off-site disposal of excavated soil. Although we have not had to make material expenditures to satisfy these requirements to date, in the future, we may incur additional costs to comply with these requirements and failure to do so could disrupt the operation of our facility or could subject us to liability for environmental remediation. We may incur liability relating to the remediation of contamination, including contamination we did not cause.

We may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. A delay in obtaining any required environmental regulatory approvals or failure to obtain and comply with them could materially adversely affect our business and results of operations.

We may face certain product liability or warranty claims from our products, including from improper installation of our products by third parties. As a consequence, we could lose existing and future business and our ability to develop, market and sell our insulation could be harmed.

The design, development, production and sale of our products involve an inherent risk of product liability claims and associated adverse publicity. We may be named directly in product liability suits relating to our products, even for defects resulting from errors of our distributors, contractors, OEMs or end-use customers. These claims could be brought by various parties, including distributors, contactors, OEMs and other direct end-use customers who are purchasing products directly from us, or end-use customers who purchase our products from our distributors. We could also be named as co-parties in product liability suits that are brought against the distributors, contractors, OEMs and end-use customers. Our products are often installed in our end-use customers’ complex and capital intensive facilities in inherently hazardous or dangerous environments, including in the energy, petrochemical and power generation industries, where the potential liability from risk of loss could be substantial. The failure of our products to perform to customer expectations, whether or not because of improper installation, could give rise to warranty claims against us. We are currently taking steps to educate our distributors, contractors, OEMs and end-use customers about the proper installation procedures to mitigate the risk of an uncontrolled burn-in for very high temperature applications of Pyrogel XT and XT-E. However, installation of our products is handled by third parties over whom we have no control and errors or defects in their installation may also give rise to claims against us, diminish our brand or divert our resources from other purposes. Any of these claims, even if without merit, could result in costly litigation or divert management’s attention and resources. In addition, many of our products are integrated into the final products of our customers. The integration of our products may entail the risk of product liability or warranty claims based on malfunctions or hazards from both our products and the final products of our customers.

A material product liability claim may seriously harm our results of operations, as well as damage our customer relationships and reputation. Although we carry general liability insurance, our current insurance coverage could be insufficient to protect us from all liability that may be imposed under these types of claims. Insurance coverage is expensive, may be difficult to obtain and may not be available in the future on acceptable terms or at all. Our distributors, contractors, OEMs and end-use customers may not have adequate insurance coverage to cover against potential claims. This insurance may not provide adequate coverage against potential losses, and if claims or losses exceed our liability insurance coverage, we may go out of business. In addition, insurance coverage may become more expensive, which would harm our results of operations.

Our contracts with U.S. government agencies may subject us to audits, criminal penalties, sanctions and other expenses and fines.

We perform contract research services for U.S. government agencies and our products are sold to customers that may incorporate them into government projects. U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s compliance with contract terms and conditions, performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of a contractor’s systems and policies, including a contractor’s purchasing, property, estimating, billing, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract or any amounts improperly billed or charged for products or services will be subject to reimbursement to the government. As a government contractor, we are required to disclose to the U.S. government credible evidence of certain violations of law and contract overpayments. If we are found to have participated in improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation.

Our contracts with U.S. government agencies may not be funded by future appropriations and are subject to modification or termination at any time prior to their completion.

Our contracts with U.S. government agencies are subject to the availability of appropriated funds. The U.S. government funds our contract research work through a variety of funding programs that rely on monies appropriated by Congress. At any point, the availability of funding could change, thus reducing the opportunities for new or continued revenues to us from government contract work. Revenue from contracts with U.S. government agencies constituted 7.0%, 4.8%, 4.7% and 3.9% of total revenue in 2011, 2012, 2013 and the first quarter of 2014, respectively. We expect that our revenue under such contracts will continue to decline due to the recent trend toward tightening of federal spending guidelines and programs.

In addition, under our contracts, the U.S. government generally has the right not to exercise options to extend or expand our contracts and may modify, curtail or terminate the contracts at its convenience. Our government customers may not renew our existing contracts after the conclusion of their terms and we may not be able to enter into new contracts with U.S. government agencies. Any decision by the U.S. government not to exercise contract options or to modify, curtail or terminate our contracts or not to renew our contracts or enter into new contracts with us would adversely affect our revenues.

Our revolving credit facility and subordinated notes contain financial and operating restrictions that may limit our access to credit. If we fail to comply with covenants in our revolving credit facility or subordinated notes, we may be required to repay our indebtedness thereunder, which may have an adverse effect on our liquidity.

Provisions governing our revolving credit facility and our subordinated notes each impose restrictions on our ability to operate, including, for some of the agreements and instruments, but not for others, our ability to:

•	incur additional debt;

•	pay dividends and make distributions;

•	redeem or repurchase capital stock;

•	create liens;

•	enter into transactions with affiliates; and

•	merge or consolidate with or into other entities.

Our revolving credit facility and subordinated notes also contain other customary covenants. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and could cause us to be unable to borrow funds under our revolving credit facility. In addition to preventing additional borrowings under our revolving credit facility, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under the revolving credit facility, subordinated notes and convertible notes, which would require us to pay all amounts outstanding. Such an event may also lead our lenders to exercise their security interest in our assets, including all of our intellectual property and all of our real property and equipment at our East Providence facility. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us, or at all. We intend to use a portion of the proceeds from this offering to repay our subordinated notes and amounts outstanding under our revolving credit facility.

If we lose key personnel upon whom we are dependent, or if we are unable to successfully recruit and retain skilled employees, we may not be able to manage our operations and meet our strategic objectives.

Our continued success depends to a considerable degree upon the continued services of a small number of our employees with critical knowledge of our products, our manufacturing process, our intellectual property, our customers and our global operations. The loss or unavailability of any of these individuals could harm our ability to execute our business plan, maintain important business relationships and complete certain product development initiatives, which could harm our business. In the event that any of these key individuals leave their employment with us or take new employment with a competitor, our business and results of operations could be materially adversely affected. In addition, our continued success depends upon the availability, contributions, vision, skills, experience and effort of our senior management, financial, sales and marketing, engineering and production teams. We do not maintain “key person” insurance on any of our employees. We have entered into employment agreements with certain members of our senior management team, but none of these agreements guarantees the services of the individual for a specified period of time. All of the agreements with members of our senior management team provide that employment is at-will and may be terminated by the employee at any time and without notice.

Although we do not have any reason to believe that we may lose the services of any our employees with critical knowledge of our products, our manufacturing processes, our customers and our global operations or any of our senior management, financial, sales and marketing, engineering and production teams in the foreseeable future, the loss of the services of any of these individuals might impede our operations or the achievement of our strategic and financial objectives. The loss or interruption of the service of any of these individuals or our inability to attract or retain other qualified personnel or advisors could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to manage our operations and implement our strategy.

Our ability to use our net operating loss carryforwards may be subject to limitation, which could result in a higher effective tax rate and adversely affect our financial condition and results of operations.

We performed analyses pursuant to Internal Revenue Code Section 382, as well as similar state provisions, in order to determine whether any limitations might exist on the utilization of net operating losses and other tax attributes. Based on these analyses, we determined that it is more likely than not that an ownership change occurred on June 10, 2008, resulting in an annual limitation on the use of our net operating losses and other tax attributes as of such date. Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. We also determined that we had built-in gains of $29.5 million at the date of that ownership change. Built-in gains increase the limitation under the Internal Revenue Code Section 382 to the extent triggered during the five year period subsequent to the date of change, which period ended in June 2013. As a result, the entire $29.5 million of net operating losses expired unutilized in June 2013.

At March 31, 2014, we had $173.3 million of net operating losses available to offset future federal income, if any, which expire on various dates through December 31, 2033. We expect to have another ownership change occur in connection with this offering. Accordingly, we expect a significant portion of these net operating losses will likely expire unutilized.

Risks Related to Our Intellectual Property

Our inability to protect our intellectual property rights could negatively affect our business and results of operations.

Our ability to compete effectively depends in part upon developing, maintaining and/or protecting intellectual property rights relevant to our aerogel product forms, applications, manufacturing technologies and brand names. We rely principally on a combination of patent protection, trade secret laws, confidentiality and nondisclosure agreements, trademark registrations, common law rights and licensing arrangements to establish and protect the intellectual property rights relevant to our business. However, these measures may not be adequate in every given case to permit us to gain or keep any competitive advantage, particularly in those countries where the laws do not protect our proprietary rights as fully as or where the enforcement tools are weaker or less effective than those in the United States. In particular, since aerogels were developed approximately 80 years ago, there has been a wide range of research, development and publication related to aerogels, which makes it difficult to establish intellectual property rights to many key elements of aerogel technology and to obtain patent protection. Accordingly, much of the general technology that we use in our manufacture of aerogel blankets is not protected by patents.

Where we consider it appropriate, our strategy is to seek patent protection in the United States and other countries on technologies used in or relating to our aerogel product forms, applications and manufacturing technologies. As of May 15, 2014, we had 21 issued U.S. patents and 30 issued foreign patents, including two U.S. patents and one European patent that we co-own with third parties. The issuance of a patent is not conclusive as to its scope, validity or enforceability. Thus, any patent held by us or to be issued to us from a pending patent application, could be challenged, invalidated or held unenforceable in litigation or proceedings before the U.S. Patent and Trademark Office and/or other patent tribunals. Third parties could develop technologies that circumvent the patent protection we have secured. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and the landscape could become more uncertain in view of future rule changes by the United States Patent and Trademark Office, the introduction of patent reform legislation and decisions in patent law cases by the federal courts including the United States Supreme Court.

The patent landscape outside the United States is even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. For example, we are aware of competitors that manufacture and market aerogel insulation products in China, where it may be difficult for us to enforce our intellectual property rights against these or other competitors. In addition, we may fail to apply for patents on important technologies or product candidates in a timely fashion, if at all, and our existing and future patents may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products or technologies, in particular given the long history of aerogel development. Furthermore, third parties could practice our intellectual property rights in territories where we do not have patent protection. Such third parties may then try to import products made using our intellectual property rights into the United States or other countries. Our strategy is to seek registration of trademarks for our brands in many, but not all of the jurisdictions in which we sell our products based on various factors, including our sales volumes in the jurisdiction, our ability to enforce local laws and cost. Our strategy may not be adequate to protect our brands in all circumstances, especially in foreign jurisdictions.

As of May 15, 2014, we had 13 pending U.S. patent applications and 5 pending foreign patent applications, as well as a family of pending foreign patent applications that we co-own with another third party. Our pending patent applications are directed to various enabling technologies for the product forms, applications and manufacturing technologies that support our current business, as well as aspects of products under development or contemplated for the future. The issuance of patents from these applications involves complex legal and factual questions and, thus, we cannot assure you that any of our pending patent applications will result in the issuance of patents to us. The U.S. Patent and Trademark Office, relevant foreign patent offices and other relevant patent tribunals may deny or require significant narrowing of claims in our pending patent applications. Patents issued as a result of any of our pending patent applications may not cover our enabling technology and/or the products or processes that support our current or future business or afford us with significant commercial protection against others with similar technology. Proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, our pending patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus foreign patent applications may not be granted even if counterpart United States patents are issued.

Patents covering technologies that are similar or superior to our technologies may be developed or obtained by third parties. We may need to seek licenses to these technologies, which could limit our ability to manufacture our products and have a material adverse effect on our business and results of operations.

Competitors or other third parties may independently develop and obtain patents covering technologies that are similar or superior to the product forms, applications or manufacturing technologies that we employ. In such event, we may need to obtain licenses for these technologies. However, we may not be able to obtain licenses on reasonable terms, if at all, which could limit our ability to manufacture our current and/or future products and operate our business.

Our contracts with the U.S. government and other third parties could negatively affect our intellectual property rights.

To further our product development efforts, our scientists and engineers work closely with customers, the U.S. government and other third parties to research and develop advancements in aerogel product forms, applications and manufacturing technologies. We have entered into agreements with private third parties and have been awarded numerous research contracts with the U.S. government to independently or jointly research, design and develop new devices and systems that incorporate aerogel material. We also expect to enter into similar private agreements and be awarded similar government contracts in the future. In some instances, the research and development activities that we conduct under contract with the U.S. government and/or with private third parties may produce intellectual property to which we may not have ownership or exclusive rights and will be unable to protect or monetize.

Moreover, when we develop new technologies using U.S. government funding, the government may obtain certain rights in any resulting patents, technical data and/or other confidential and proprietary information, generally including, at a minimum, a non-exclusive license authorizing the U.S. government to use the invention, technical data or software for non-commercial purposes. This federal government funding may limit when and how we can deploy our technology developed under those contracts. In addition, inventions must be reported promptly to the funding agencies, the federal funding must be disclosed in any resulting patent applications, and our rights in such inventions will normally be subject to government license rights, periodic post-contract utilization reporting, foreign manufacturing restrictions and “march-in” rights. March-in rights refer to the right of the U.S. government to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of any technology developed under contract with the government or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to United States industry. The U.S. government may also have the right to disclose our confidential and proprietary information to third parties. In addition, failure to comply with all the government contract requirements may result in us losing the patent rights.

Our U.S. government-sponsored research contracts are also subject to audit and require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of our confidential and proprietary information relating to our product forms, applications and/or manufacturing processes. If we fail to provide these reports or to provide accurate or complete reports, the U.S. government could obtain rights to any intellectual property arising from the related research.

Furthermore, there could be disputes between us and a private third party as to the ownership rights to any inventions that we develop in collaboration with such third party. Any such dispute may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation.

We rely on trade secrets to protect our technology, and our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We rely in part on trade secret protection to protect confidential and proprietary information relating to our technology, particularly where we do not believe patent protection is appropriate or obtainable. We continue to develop and refine the manufacturing technologies used to produce our aerogel products and believe that we have already developed, and will continue to develop, significant know-how related to these technologies. However, trade secrets can be difficult to protect. We may not be able to maintain the secrecy of this information and competitors may develop or acquire equally or more valuable information related to the manufacture of comparable aerogel products. Our strategy for scale-up of commercial production will continue to require us to share confidential and proprietary information with the U.S. government and other third parties. While we take reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors, or those of our business partners, may intentionally or inadvertently disclose our confidential and proprietary information to competitors. Any enforcement of claims by us that a third party has obtained and is using our trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than United States courts to protect trade secrets.

We require all employees and consultants to execute confidentiality and/or nondisclosure agreements upon the commencement of an employment or consulting arrangement with us, which agreements generally require that all confidential and proprietary information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements further generally provide that inventions conceived by the individual in the course of rendering services to us will be our exclusive property. Nevertheless, these agreements may not be honored and our confidential and proprietary information may be disclosed, or these agreements may be unenforceable or difficult to enforce. We also require customers and vendors to execute confidentiality and/or nondisclosure agreements. However, we have not obtained such agreements from all of our customers and vendors. Moreover, some of our customers may be subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Our confidential and proprietary information may be otherwise disclosed without our authorization or knowledge. Moreover, third parties could reverse engineer our manufacturing processes, independently develop substantially equivalent confidential and proprietary information or otherwise gain access to our trade secrets. Failure to maintain trade secret protection could enable others to produce competing products and adversely affect our competitive business position.

We could become subject to intellectual property litigation that could be costly, limit or invalidate our intellectual property rights, divert time and efforts away from business operation, require us to pay damages and/or otherwise have an adverse material impact on our business.

The success of our business is highly dependent on protecting our intellectual property rights. Unauthorized parties may attempt to copy or otherwise obtain and use our products and/or enabling technology. Policing the unauthorized use of our intellectual property rights is difficult and expensive, as is enforcing these rights against unauthorized use by others. Identifying unauthorized use of our intellectual property rights is difficult because we may be unable to monitor the technologies and/or materials being employed by other parties. The steps we have taken or will take may not prevent unauthorized use of our intellectual property rights, particularly in foreign countries where enforcement of intellectual property rights may be more difficult than in the United States.

Our continued commercial success will also depend in part upon not infringing the patents or violating other intellectual property rights of third parties. We are aware of patents and patent applications generally relating to aspects of our technologies filed by, and issued to, third parties. Our knowledge of the patent landscape with respect to the technologies currently embodied within our aerogel products and the technologies that we practice in manufacturing those products indicates that the third-party patent rights most relevant to our business are those owned by Cabot and licensed to us under the cross license agreement with Cabot. Nevertheless, we cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to conduct our business. There may be existing patents of which we are unaware that we may inadvertently infringe, resulting in claims against us or our customers. In recent years, Chinese and Japanese entities have filed significantly more application patents related to aerogel products in both their home countries and in foreign countries. These application patents may make it more difficult for OEMs and end-use customers in these countries to use our products in new and different applications, which in turn may limit our ability to penetrate new markets.

In the event that the manufacture, use and/or sale of our products or technologies is challenged, or if our product forms or technologies conflict with patent rights of others or our operations conflict with trademark or similar rights of others, third parties could bring legal actions against us in the United States, Europe or other countries, claiming damages and seeking to enjoin the manufacturing and/or marketing of our products. In addition, it is not possible to predict with certainty what patent claims may arise from pending patent applications of third parties. In the United States, for example, patent prosecution can proceed in secret prior to issuance of a patent, provided such application is not filed in a foreign jurisdiction. For U.S. patent applications that are also filed in foreign jurisdictions, such patent applications will not be published until 18 months from the filing date of the application. As a result, third parties may be able to obtain patents with claims relating to our product forms, applications and/or manufacturing processes which they could attempt to assert against us or our end-users. In either case, litigation may be necessary to enforce, protect or defend our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. Any such litigation could be unsuccessful, cause us to incur substantial costs, divert resources and the efforts of our personnel away from daily operations, harm our reputation and/or result in the impairment of our intellectual property rights. In some cases, litigation may be threatened or brought by a patent holding company (otherwise known as non-practicing entities or patent “trolls”) or other adverse patent owner who has no relevant product revenues and against which our patents may provide little or no deterrence. If we are found to infringe any patents, we could be required to:

•	pay substantial monetary damages, including lost profits, reasonable royalties and/or treble damages if an infringement is found to be willful;

•	totally discontinue or substantially modify any products or processes that are found to be in violation of another party’s intellectual property rights; and/or

•

seek a license to continue making and selling our products and/or using our manufacturing processes, which we may not be able to obtain on reasonable terms, if at all, which could significantly increase our operating expenses and/or decrease our revenue.

If our competitors are able to use our technology without payment to us, our ability to compete effectively could be harmed. Our contracts generally indemnify our customers for third-party claims of intellectual property infringement related to our manufacture of the products, and typically up to the amount of the purchase price paid for the product. The expense of defending these claims may adversely affect our results of operations.

Loss of the intellectual property rights that we license from Cabot Corporation would have a material adverse impact on our business.

We have licensed certain intellectual property rights from Cabot under a cross license agreement. These intellectual property rights have been and continue to be critical to the manufacture of our existing products and may also be important to our research, development and manufacture of new products. Any loss of the intellectual property rights granted to us thereunder, including as a result of ineffective protection of such rights by Cabot or a breach of or dispute under the agreement by either party would have a material adverse impact on our financial condition, results of operations and growth prospects, and might prevent us from continuing our business. For a more detailed description of the cross license agreement with Cabot, see “Business — Intellectual Property — Cross License Agreement with Cabot Corporation.”

Risks Related to Our Common Stock and This Offering

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may adversely affect our results of operations.

After the consummation of this offering, we will be subject to the reporting requirements of the Exchange Act that require us to file, among other things, quarterly reports on Form 10-Q and annual reports on Form 10-K. Under Section 302 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as a part of each of these reports, our chief executive officer and chief financial officer will be required to evaluate and report their conclusions regarding the effectiveness of our disclosure controls and procedures and to certify that they have done so. This requirement will apply to our first Form 10-Q for the quarter following effectiveness of the registration statement. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Form 10-K. This requirement will first apply to our Form 10-K for our fiscal year ended December 31, 2015. In addition, upon the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act, the independent registered public accounting firm auditing our financial statements will be required to attest to and report on the effectiveness of our internal control over financial reporting. The process of improving our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management.

Complying with these and other requirements applicable to public companies may place a strain on our personnel, information technology systems and resources and divert management’s attention from other business concerns. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we may not be able to do so without incurring additional costs.

These and other requirements may also make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance. We may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Any one of these requirements could have a material adverse effect on our business, financial condition and results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If our internal controls over financial reporting are determined to be ineffective, or if our auditors are otherwise unable to attest to their effectiveness when required, investor confidence in our company, and our common stock price, may be adversely affected.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering, which would be for the fiscal year ended December 31, 2015, and in each year thereafter. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. These assessments will be required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

Although our independent registered public accounting firm did not complete an audit of internal controls over financial reporting as of December 31, 2013, one significant deficiency in internal controls was identified in connection with the preparation of our financial statements. In light of our becoming a public company, we determined that we had a significant deficiency relating to our need for additional accounting and financial reporting staff. We have taken actions to remediate this significant deficiency, including hiring external consultants to provide additional resources in connection with the 2013 year-end and commencing the hiring process for additional full-time financial and accounting staff. We cannot assure you that there will not be material weaknesses or other significant deficiencies in our internal controls in the future.

We are in the very early stages of the costly and challenging process of compiling our system of internal controls over financial reporting and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may discover, and not be able to remediate, future significant deficiencies or material weaknesses. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion, any of which would make us less likely to detect or prevent fraud. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports or it could cause us to fail to meet our reporting obligations, which could have a material adverse effect on the price of our common stock. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration, the suspension or delisting of our common stock from The New York Stock Exchange, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

We are eligible to be treated as an “emerging growth company” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, as described above;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of (i) the end of the fiscal year for which we report $1.0 billion or more in annual revenues, (ii) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter, (iii) our issuance, in a three year period, of more than $1.0 billion of non-convertible debt, and (iv) December 31, 2019. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has never been a public market for our common stock. A liquid trading market for our common stock may not develop. We cannot predict when or whether investor interest in our common stock on the NYSE might lead to an increase in market price or the development of a more active trading market or how liquid that market might become. If an active market for our securities does not develop, it may be difficult to sell common stock you purchase in this offering. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the initial public offering price.

The initial public offering price of our common stock sold in this offering was determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock that will prevail in the trading market following this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including those listed in “— Risks Related to Our Business and Strategy” and including the following, some of which are beyond our control:

•	volume and timing of orders for our products;

•	quarterly and yearly variations in our or our competitors’ results of operations;

•	our announcement or our competitors’ announcements regarding new products, product enhancements, significant contracts, number of distributors, acquisitions or strategic investments;

•	announcements of technological innovations relating to aerogels, thermal management and energy infrastructure insulation;

•	results of operations that vary from the expectations of securities analysts and investors;

•	the periodic nature of our sales cycles, in particular for capital projects in the industrial markets;

•	our ability to develop, obtain regulatory clearance or approval for and market new and enhanced products on a timely basis;

•	future sales of our common stock, including sales by our executive officers, directors and significant stockholders;

•	announcements by third parties of significant claims or proceedings against us, including with regards to intellectual property and product liability;

•	changes in accounting principles; and

•	general U.S. and global economic conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Furthermore, the U.S. stock market has at times experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of our senior management team from our business regardless of the outcome of such litigation.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may cause the market price of our common stock to decline. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline substantially. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering and assuming the shares are offered at $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) with a corresponding reverse stock split ratio of 1-for-37.4626021, our officers, directors and principal stockholders and their affiliates collectively will control approximately 59% of our outstanding common stock (or approximately 56% if the underwriters exercise in full their option to purchase additional shares). If those stockholders and their affiliated entities who have indicated an interest in purchasing up to 666,667 shares of our common stock in this offering purchase all such shares of common stock at an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), our officers, directors and principal stockholders and their affiliates collectively will control approximately 62% of our outstanding common stock (or 60% if the underwriters exercise in full their option to purchase additional shares). As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

Anti-takeover provisions in our restated certificate of incorporation and restated by-laws, and Delaware law, could delay or discourage a takeover.

Anti-takeover provisions in our restated certificate of incorporation and restated by-laws and Delaware law may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. The provisions of our charter documents include:

•	procedures for advance notification of stockholder nominations and proposals;

•	the inability of our stockholders to call a special meeting of the stockholders and the inability of our stockholders to act by written consent;

•	the ability of our board of directors to create new directorships and to fill any vacancies on the board of directors;

•	the ability of our board of directors to amend our restated by-laws without stockholder approval; and

•

the ability of our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine.

In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control. See “Description of Capital Stock.”

Our restated certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers of employees.

Our restated certificate of incorporation provides that, subject to limited exceptions, a state or federal court located within the State of Delaware will be the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated by-laws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Future sales of our common stock or the possibility or perception of such future sales may depress our stock price and impair our ability to raise future capital through the sale of our equity securities.

Upon completion of the offering, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares will be held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering, or the perception that these sales could occur, could significantly reduce the market price of our common stock. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of our common stock are available for resale in the public market, subject to the restrictions on sale or transfer during the 180-day lockup period after the date of this prospectus that is described in “Shares Eligible for Future Sale.” Registration of the sale of these shares of our common stock would permit their sale into the market immediately. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These sales could also impede our ability to raise future capital.

Moreover, following the completion of this offering and including (i) any shares issued upon conversion of our preferred stock (including shares of Series C preferred stock issuable upon the automatic net exercise of all of our outstanding warrants to purchase Series C preferred stock in connection with this offering) and (ii) any shares of common stock issuable upon the automatic conversion of all principal and accrued but unpaid interest on our convertible notes, each of which would occur upon the closing of the offering made hereby, the holders of approximately 13,869,461 shares of common stock, as well as approximately 2,651 shares underlying certain outstanding warrants to purchase our common stock, will have rights, subject to some conditions, to require us to include their shares in registration statements that we may file for ourselves or other stockholders. The              registrable shares of common stock outstanding represent approximately 67% of the total number of shares of our common stock to be outstanding immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares and assuming the shares are offered at $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) with a corresponding reverse stock split ratio of 1-for-37.4626021. See “Description of Capital Stock — Registration Rights” for a description of the registration rights of these stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the prevailing market price of our common stock to decline.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price is substantially higher than the net tangible book value per share prior to the completion of this offering. Assuming an initial public offering price of our common stock of $15.00 per share, the mid-point of the initial public offering price range set forth on the cover page of this prospectus, and the corresponding 1-for-37.4626021 reverse stock split of our common stock, you will incur immediate dilution in net tangible book value per share of $7.98. Additionally, new investors in this offering will own only approximately 32% of our outstanding shares upon completion of this offering but will have made an aggregate investment equal to approximately 62% of our total stockholders’ equity as of March 31, 2014 on a pro forma basis giving effect to the conversion of our preferred stock, preferred stock warrants and convertible notes, the issuance of restricted common stock to our non-employee directors in connection with this offering, and the issuances of common stock in this offering.

Since we require additional funds to develop new products and continue to expand our business, we may conduct substantial future offerings of equity securities. Future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We do not intend to pay cash dividends in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and we do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our business. In addition, the terms of our revolving credit facility and our subordinated notes restrict our ability to pay dividends and any future credit facilities, loan agreements, debt instruments or other agreements may further restrict our ability to pay dividends. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, results of operations and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our expectations as to the future growth of our business;

•	the expected future growth of the market for aerogel insulation, in particular in energy infrastructure facilities;

•

our belief that our products possess strong competitive advantages over traditional insulation materials, including the superior thermal performance and the thin, easy-to-use and durable blanket form of our products;

•

our expectation that our planned third production line will be completed in the first half of 2015, with the additional expenditures for the design, development and construction of this line totaling approximately $30 million;

•	our expectation that our planned third production line will increase our annual nameplate capacity by 25% to 50 million to 55 million square feet of aerogel blankets;

•

our plans to construct a second manufacturing facility in Europe or Asia, the location of which will be based on factors including labor and construction costs, availability of governmental incentives and proximity to raw material suppliers;

•	our expectation that the first production line at the planned second manufacturing facility will become operational during 2017;

•	our estimate that design, development and construction costs for this second manufacturing facility and its first production line will range from $80 million to $100 million;

•	our expectation that our planned second manufacturing facility and its first production line will increase our annual nameplate capacity by 26 million to 28 million square feet of aerogel blankets;

•

our belief that we can finance our planned second manufacturing facility and its first production line with, in addition to the proceeds from this offering, anticipated cash flows from operations, local government grants and debt financings;

•	our belief that our aerogel products and manufacturing processes are proprietary and that we can protect our patents, trade secrets and know-how associated therewith;

•	our belief that we can continue to improve the cost efficiency of our manufacturing process;

•

our belief that our products have the lowest cost on a fully-installed basis or offer significant life-cycle cost savings in energy infrastructure and certain other applications as compared to traditional insulation materials;

•	the expected future development of new aerogel technologies; and

•	our expectations about limitations of net operating losses in connection with this offering.

These forward looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Our forward-looking statements in this prospectus represent our views only as of the date of this prospectus. We disclaim any intent or obligation to update “forward-looking statements” made in this prospectus to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

CONVERSION OF CONVERTIBLE NOTES

As described in “Description of Certain Indebtedness,” we have issued $88.4 million in aggregate principal amount of convertible notes. The unpaid principal amount plus accrued interest of these convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price. The actual number of shares of common stock that will be issued as a result of the conversion is subject to change based on the closing date of this offering and the initial public offering price. Assuming a closing date of this offering of June 16, 2014 and an initial public offering price of $15.00 per share (which is the mid-point of the price range set forth on the cover page of this prospectus), the $88.4 million in outstanding principal amount and $16.0 million of accrued interest on the outstanding convertible notes will convert into 11,229,122 shares of our common stock.

Because the number of shares of common stock issued in the conversion of our convertible notes will be determined by reference to the initial public offering price in this offering as described above, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering.

Nevertheless, as a result of the reverse stock split based upon the initial public offering price per share of our common stock, as discussed above in “Prospectus Summary — The Offering,” there will be approximately 15,500,000 fully diluted shares of common stock outstanding prior to this offering, using the treasury stock method. The number of shares being offered hereby to the public and the percentage ownership of our common stock held by investors in this offering (on a fully diluted basis using the treasury stock method) will not change based on the reverse stock split calculation. However, the actual total number of shares outstanding after this offering, the reverse stock split ratio and the percentage ownership of the investors in this offering calculated as a percentage of the actual shares of common stock outstanding after this offering will depend on the public offering price per share of our common stock.

The table below sets forth the number of shares of our common stock and the relative percentage ownership of the investors in this offering and our existing stockholders immediately after the conversion of our convertible notes and giving effect to this offering ,the issuance of shares of restricted common stock to our non-employee directors, and the conversion of our preferred stock and our Series C warrants in connection with this offering, assuming (i) a closing date of this offering of June 16, 2014, (ii) the initial public offering prices for our common stock shown below, and (iii) the consummation of the reverse stock split prior to the closing of this offering:

Assumed initial public offering price per share	$14.00	$14.25	$14.50	$14.75	$15.00	$15.25	$15.50	$15.75	$16.00
Stock split ratio for our common stock	1:44.9489568	1:42.7803619	1:40.8766663	1:39.1851502	1:37.4626021	1:35.7318817	1:33.9077048	1:32.2834148	1:30.8318040
Outstanding shares of our common stock	58,882	61,873	64,754	67,551	70,664	74,081	78,074	81,999	85,860
Shares of restricted common stock issued to non-employee directors in connection with this Offering	48,568	47,712	46,896	46,096	45,328	44,584	43,864	43,168	42,496
Shares of common stock issued upon conversion of preferred stock and Series C warrants	2,142,522	2,251,177	2,356,060	2,457,801	2,570,855	2,695,417	2,840,460	2,983,413	3,123,918
Shares of common stock issued upon conversion of convertible notes	12,031,201	11,820,128	11,616,334	11,419,444	11,229,122	11,045,039	10,866,884	10,694,396	10,527,295

Outstanding shares of our common stock, after giving effect to restricted stock grants to directors, conversion of preferred stock and Series C warrants and conversion of convertible notes	14,281,173	14,180,890	14,084,044	13,990,892	13,915,969	13,859,121	13,829,282	13,802,976	13,779,569

Fully diluted common stock outstanding prior to this offering, using the treasury stock method	15,500,000	15,500,000	15,500,000	15,500,000	15,500,000	15,500,000	15,500,000	15,500,000	15,500,000
Shares of our common stock issued in this offering (excluding the underwriters’ option to purchase additional shares)	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667

Fully diluted common stock outstanding after this offering (excluding the underwriters’ option to purchase additional shares) using the treasury share method	22,166,167	22,166,167	22,166,167	22,166,167	22,166,167	22,166,167	22,166,167	22,166,167	22,166,167

Outstanding shares of our common stock immediately after this offering	20,947,840	20,847,557	20,750,711	20,657,559	20,582,636	20,525,788	20,495,949	20,469,643	20,446,236
Pro forma percentage ownership of the existing stockholders based on common stock outstanding	68.2%	68.0%	67.9%	67.7%	67.6%	67.5%	67.5%	67.4%	67.4%
Pro forma percentage ownership of the investors in this offering based on common stock outstanding	31.8%	32.0%	32.1%	32.3%	32.4%	32.5%	32.5%	32.6%	32.6%
Pro forma percentage ownership of the investors in this offering based on fully diluted common stock using treasury stock method	30.1%	30.1%	30.1%	30.1%	30.1%	30.1%	30.1%	30.1%	30.1%

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $90.1 million, or approximately $104.1 million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $15.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by $6.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $14.0 million.

We intend to use:

•

approximately $30 million of the net proceeds we receive from this offering to fund the additional expenditures necessary for the design, development and construction of our third production line in East Providence;

•

approximately $1.0 million of the net proceeds to repay any amounts outstanding under our revolving line of credit, which matures on July 27, 2014 and bears interest at the greater of the prime rate or 4% (which at March 31, 2014 was 4% per annum and which is also the weighted average rate), plus 1.0% per annum, and approximately $19.0 million of the net proceeds to repay our subordinated notes due September 2014, which bear interest at a rate of 20% per annum; and

•

the remaining net proceeds for general corporate purposes, which will include funding a portion of the design, development and construction of our planned second production plant in Europe or Asia after completion of our third production line.

We anticipate initial operation of a first production line at this second production plant during 2017. Based on our preliminary plans for this plant, our projected cost to construct an initial production line and plant infrastructure is $80 million to $100 million, of which we expect approximately $30.0 million to $40.0 million to be funded by the net proceeds of this offering. We expect that the remaining $40.0 million to $70.0 million required to construct an initial production line and plant infrastructure will be funded by anticipated cash flows from operations, local government grants and debt financings. See “Risk Factors—Risks Related to Our Business and Strategy—We will require significant additional capital to pursue our growth strategy beyond the construction of our third line in our East Providence facility, but we may not be able to obtain additional financing on acceptable terms or at all.”

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and to finance our research and development efforts and do not anticipate declaring or paying cash dividends in the foreseeable future.

The convertible note purchase agreements related to the convertible notes, the revolving credit facility and the note purchase agreement related to the subordinated notes all contain restrictive covenants that restrict our ability to pay any dividends or make any distributions or payment on, or redeem, retire or repurchase, any capital stock. Our convertible notes will automatically convert into common stock with the consummation of this offering. We intend to repay our subordinated notes with a portion of the proceeds from this offering.

Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2014:

•	on an actual basis;

•

on an as adjusted basis (a) assuming the net exercise of all of our outstanding warrants to purchase Series C preferred stock, (b) giving effect prior to the closing of this offering to an assumed reverse stock split of 1:37.4626021 of our existing common stock, which is the reverse stock split ratio calculated based upon a public offering price of $15.00 per share (the mid-point of the price range set forth on the cover of this prospectus), and (c) giving effect upon the completion of this offering to:

•	the automatic conversion of all shares of our preferred stock into 2,570,855 shares of our common stock;

•	the automatic conversion of our convertible notes and all accrued but unpaid interest thereon into 11,229,122 shares of our common stock; and

•

the sale of 6,666,667 shares of our common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us and the use of a portion of the proceeds therefrom to repay all outstanding amounts under our revolving credit facility and under our subordinated notes due September 2014.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The as adjusted information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price, the closing of the offering made hereby and other terms of the offering determined at pricing.

	As of March 31, 2014
	Actual	As adjusted
	(Unaudited) (In thousands, except share and per share data)
Cash(1)	$1,155	$72,205

Debt:
Capital leases	$222	$222
Revolving Credit Facility(2)	1,500	—
Subordinated Notes(2)	18,102	—
Convertible notes(3)	135,301	—

Total debt	$155,125	$222

Stockholders’ (deficit) equity:
Series A preferred stock, $0.00001 par value; 5,284,347 shares authorized, issued and outstanding, on an actual basis; no shares issued or outstanding, as adjusted	—	—
Series B preferred stock, $0.00001 par value; 1,601,053 shares authorized, issued and outstanding, on an actual basis; no shares issued or outstanding, as adjusted	—	—
Series C preferred stock, $0.00001 par value; 116,024,242 shares authorized, 20,000 shares issued and outstanding, on an actual basis; no shares issued or outstanding, as adjusted	—	—
Common stock, $0.00001 par value; 5,629,300 shares authorized, 70,664 shares issued and outstanding, on an actual basis; and 20,582,636 shares issued and outstanding, as adjusted(1)(3)(4)	—	—

Additional paid-in capital(1)(3)(4)	271,135	533,381
Accumulated deficit(5)	(351,809)	(388,654)

Total stockholders’ (deficit) equity	$(80,674)	$144,727

Total capitalization	$74,451	$144,949

(1)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $15.00 per share assumed initial public offering price, representing the mid-point of the estimated price range set forth on the cover page of this prospectus and which assumes the corresponding 1-for-37.4626021 reverse split of our common stock, or any combination of these events occurs, the net proceeds to us from this offering and consequently the cash and each of additional paid-in capital, total stockholders’ equity and total capitalization may increase or decrease. Assuming the initial public offering price is $15.00 per share and the corresponding reverse stock split of 1-for-37.4626021 is implemented, an increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, would increase (decrease) our net proceeds from this offering and consequently the cash and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $14.0 million. Assuming the number of shares offered by us under this prospectus remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us, an increase (decrease) in the assumed initial public offering price per share of the common stock would increase (decrease) the net proceeds that we receive in this offering and each of our as adjusted cash, additional paid-in-capital, total stockholders’ equity and total capitalization as set forth in the following chart (all numbers in thousands except for the price per share):

Assumed initial public offering price per share	$14.00	$14.25	$14.50	$14.75	$15.00	$15.25	$15.50	$15.75	$16.00
Net proceeds to us from this offering	$83,900	$85,450	$87,000	$88,550	$90,100	$91,650	$93,200	$94,750	$96,300
Cash	$66,005	$67,555	$69,105	$70,655	$72,205	$73,755	$75,305	$76,855	$78,405
Additional paid-in-capital	$527,181	$528,731	$530,281	$531,831	$533,381	$534,931	$536,481	$538,031	$539,581
Total stockholders’ equity	$138,527	$140,077	$141,627	$143,177	$144,727	$146,277	$147,827	$149,377	$150,927
Total capitalization	$138,749	$140,299	$141,849	$143,399	$144,949	$146,499	$148,049	$149,599	$151,149

(2)	A portion of the net proceeds will be used to repay the amounts outstanding under the revolving credit facility and under the subordinated notes, which were $1.5 million and $18.5 million, respectively, as of May 15, 2014. As of the date of this prospectus, $1.0 million was outstanding under the revolving credit facility.

(3)	The unpaid principal amount of our convertible notes, together with accrued but unpaid interest thereon (which in each case has been accruing since issuance), will be automatically converted into common stock upon the closing of the offering made hereby, at a conversion price equal to 62.5% of the initial public offering price per share of the common stock in this offering. For additional information regarding the impact of a change in the assumed initial public offering price and the corresponding reverse stock split ratio on the number of shares outstanding after the closing of this offering related to the conversion of our convertible notes, see “Conversion of Convertible Notes.”

A $1.00 increase from the assumed initial public offering price of $15.00 per share would decrease the number of shares of common stock issuable upon the conversion of the convertible notes by 701,827 shares and $1.00 decrease from the assumed initial public offering price of $15.00 per share would increase the number of shares of common stock issuable upon the conversion of the convertible notes by 802,079 shares, in each case, assuming a June 16, 2014 closing date of the offering. For each day after the assumed June 16, 2014 closing date, the number of shares of common stock issuable upon the convertible notes would increase by 2,404 shares, assuming an initial offering price of $15.00 per share. The actual number of shares of common stock to be issued upon the conversion of the convertible notes will be based on the amount of accrued but unpaid interest then outstanding and the actual initial public offering price.

(4)	Excludes 2,097,709 shares of our common stock issuable upon the exercise of stock options outstanding as of May 15, 2014 and 2,984 shares of our common stock issuable upon the exercise of warrants to purchase our common stock outstanding as of May 15, 2014.

(5)	The as-adjusted accumulated deficit reflects (i) interest expense on the convertible notes of $33.1 million, which represents the change in fair value of the convertible notes for the period from April 1, 2014 through June 16, 2014, the assumed date of conversion, and is based on the assumptions set forth in the lead-in to this table and (ii) the recognition of compensation cost for performance-based options pursuant to the closing of this offering.

DILUTION

If you invest in our common stock, your interest in our net tangible book value will be diluted to the extent of the difference between the initial public offering price and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of March 31, 2014, our net tangible book value was approximately $(80.9) million, or approximately $(1,146.36) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and preferred stock, divided by 70,545, the number of shares of our common stock outstanding on March 31, 2014. Our pro forma net tangible book value as of March 31, 2014 was $54.4 million, or $3.91 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, as of March 31, 2014, after (a) assuming the net exercise of all of our outstanding warrants to purchase Series C preferred stock and (b) giving effect to (i) the automatic conversion of all shares of our preferred stock into 2,570,855 shares of our common stock and (ii) the automatic conversion of all outstanding principal and interest on our convertible notes upon the closing of the offering made hereby into an aggregate of 11,229,122 shares of our common stock, at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014.

After giving effect to the sale by us of shares of our common stock in the offering at the assumed initial public offering price of $15.00, the mid-point of the price range set forth on the cover page of this prospectus, which assumes the corresponding 1-for-37.4626021 reverse stock split of our common stock, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $144.5 million, or $7.02 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.11 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $7.98 per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

Because the number of shares of common stock into which our convertible notes are convertible and the reverse stock split ratio will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would also have a corresponding impact on our pro forma as adjusted net tangible book value per share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$14.00	$14.25	$14.50	$14.75	$15.00	$15.25	$15.50	$15.75	$16.00
Pro forma net tangible book value per share as of March 31, 2014	$3.81	$3.84	$3.86	$3.89	$3.91	$3.93	$3.94	$3.94	$3.95
Increase per share attributable to cash payments by new investors in this offering	$2.79	$2.87	$2.95	$3.03	$3.11	$3.19	$3.27	$3.34	$3.42
Pro forma as adjusted net tangible book value per share after this offering	$6.60	$6.71	$6.82	$6.92	$7.02	$7.12	$7.20	$7.29	$7.37
Dilution in pro forma net tangible book value per share to new investors	$7.40	$7.54	$7.68	$7.83	$7.98	$8.13	$8.30	$8.46	$8.63

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $7.34 per share. This represents an increase in pro forma as adjusted net tangible book value of $3.43 per share to existing stockholders and dilution in pro forma as adjusted net tangible book value of $7.66 per share to new investors, in each case assuming an initial public offering price of $15.00 per share, which is the mid-point of the range listed on the cover page of this prospectus, with the corresponding 1-for-37.4626021 reverse stock split.

The information discussed above is illustrative only and will adjust based on the actual initial public offering price, the closing date of this offering and other terms of the offering determined at pricing.

The following table shows, as of May 15, 2014, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders (including in connection with the conversion of our convertible notes and the issuance of restricted shares of common stock to our non-employee directors in connection with this offering) and new investors paid. The calculations below are based on an assumed initial public offering price of $15.00 per share, which is the mid-point of the range listed on the cover page of this prospectus, with a corresponding reverse stock split ratio of 1:37.4626021, before deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	13,915,969	67.6%	$311,109,136	75.7%	$22.36
New investors	6,666,667	32.4	100,000,000	24.3	15.00

Total	20,582,636	100.0%	$411,109,136	100.0%	$19.97

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, which assumes the corresponding 1-for-37.4626021 reverse split of our common stock, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $6,666,667, $6,666,667 and $0.46, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the closing of the offering made hereby occurs on June 16, 2014.

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders will be further reduced to 64.5% of the total number of shares of our common stock to be outstanding after the offering, and the number of shares of our common stock held by investors participating in the offering will be further increased to 35.5% of the total number of shares of our common stock to be outstanding after the offering.

In addition, except as noted, the above discussion and table assume no exercise of stock options or warrants to purchase common stock after May 15, 2014. As of May 15, 2014, we had outstanding options to purchase a total of 2,097,709 shares of our common stock at a weighted-average exercise price of $4.19 per share and 2,984 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted-average exercise price of $0.46 per share. If all such options and warrants had been exercised as of May 15, 2014, pro forma as adjusted net tangible book value per share would be $6.77 per share and dilution to new investors would be $8.23 per share. To the extent we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods, and as of the dates, indicated. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We derived the consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013, and the consolidated balance sheet data as of December 31, 2012 and 2013, from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. We derived the consolidated statement of operations data for the fiscal years ended December 31, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011, from our audited consolidated financial statements and the related notes thereto that are not included in this prospectus.

We derived the consolidated statement of operations data for the three months ended March 31, 2013 and 2014, and the consolidated balance sheet data as of March 31, 2014, from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our unaudited consolidated financial statements and the related notes thereto have been prepared on the same basis as the audited consolidated financial statements and the related notes thereto and, in the opinion of our management, reflect all adjustments that are necessary for a fair presentation in conformity with GAAP. The results of operations for these interim periods are not necessarily indicative of the results to be expected for a full year. Our historical results for prior periods are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31					Three Months Ended March 31
	2009	2010	2011	2012	2013	2013	2014
	($ in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Product	$24,752	$38,690	$42,717	$60,389	$82,057	$16,170	$21,493
Research services	3,864	4,519	3,233	3,064	4,037	835	870

Total revenue	28,616	43,209	45,950	63,453	86,094	17,005	22,363
Cost of revenue:
Product	30,462	35,399	47,071	70,025	73,399	16,611	18,541
Research services	1,788	2,119	1,505	1,396	1,964	356	476

Gross profit (loss)	(3,634)	5,691	(2,626)	(7,968)	10,731	38	3,346
Operating expenses:
Research and development	2,524	2,985	4,085	5,142	5,159	1,235	1,284
Sales and marketing	3,994	4,526	5,565	8,564	9,271	2,040	2,238
General and administrative	5,430	5,675	8,291	11,299	12,833	2,788	2,722
Write-off of construction in progress	—	—	—	—	3,440	—	—

Total operating expenses	11,948	13,186	17,941	25,005	30,703	6,063	6,244

Income (loss) from operations	(15,582)	(7,495)	(20,567)	(32,973)	(19,972)	(6,025)	(2,898)
Other income (expense):
Interest income (expense)	(3,057)	(2,415)	(8,822)	(21,790)	(30,599)	3,366	(16,151)
Gain on extinguishment of convertible notes	—	—	—	—	8,898	8,898	—
Loss on exchange of convertible notes	—	—	—	—	(5,697)	(5,212)	—
Debt extinguishment costs	—	—	—	(1,379)	—	—	—
Costs associated with postponed public offering	—	—	(3,443)	—	(241)	—	—

Total other income (expense), net	(3,057)	(2,415)	(12,265)	(23,169)	(27,639)	7,052	(16,151)

Net income (loss)	(18,639)	(9,910)	(32,832)	(56,142)	(47,611)	1,027	(19,049)

	Year Ended December 31					Three Months Ended March 31
	2009	2010	2011	2012	2013	2013	2014
	($ in thousands, except share and per share data)
Accretion (deemed dividends) on preferred stock	(2,984)	(57,007)	(23,665)	47,201	(996)	(996)	—
Extinguishment of redeemable feature for convertible preferred stock	—	—	—	—	86,161	86,161	—
Earnings attributable to preferred stock shareholders	—	—	—	—	(36,216)	(65,941)	—

Net income (loss) attributable to common stockholders	$(21,623)	$(66,917)	$(56,497)	$(8,941)	$1,338	$20,251	$(19,049)

Per share data:
Net income (loss) attributable to common stockholders per share:
Basic	$(830.55)	$(980.40)	$(811.44)	$(127.75)	$19.11	$289.21	$(271.60)

Diluted	$(830.55)	$(980.40)	$(811.44)	$(127.75)	$18.36	$277.22	$(271.60)

Weighted-average common shares outstanding:
Basic	26,042	68,266	69,613	70,014	70,021	70,021	70,094

Diluted	26,042	68,266	69,613	70,014	72,684	73,012	70,094

Pro forma net income (loss) per share, basic and diluted(1)					$(1.36)		$(0.20)

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share, basic and diluted(1)					20,581,993		20,582,066

	As of December 31					As of March 31
	2009	2010	2011	2012	2013	2014
	($ in thousands)
Consolidated balance sheet data:
Cash	$27,502	$26,800	$11,241	$1,343	$1,574	$1,155
Working capital(2)	21,766	24,723	12,532	1,132	(3,460)	(5,152)
Total assets	64,735	88,795	102,154	95,301	90,442	88,169
Total debt	575	8,139	60,462	110,083	138,555	155,125
Redeemable preferred stock	31,681	109,786	133,451	86,250	—	—
Total stockholders’ (deficit) equity	6,153	(58,103)	(113,513)	(120,795)	(61,966)	(80,674)

(1)	Pro forma per share data is computed based upon the number of shares of common stock outstanding immediately after consummation of this offering applied to our historical net income (loss) amounts as adjusted to give retroactive effect to the preferred stock and convertible notes conversions (assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus) the corresponding 1-for-37.4626021 reverse split of our common stock, that the closing of the offering made hereby occurs on June 16, 2014 and the issuance of the shares of our common stock offered hereby.

The following table presents the calculation of pro forma basic and diluted net income (loss) per share:

	Year Ended December 31 2013	Three Months Ended March 31 2014

	($ in thousands, except share and per share data)
Net income (loss) attributable to common stockholders	$1,338	$(19,049)
Deemed dividends (accretion) on preferred stock	996	—
Gain on extinguishment of convertible notes	(8,898)	—
Loss on exchange of convertible notes	5,697	—
Recognition of compensation cost for performance-based options	(3,355)	(353)
Extinguishment of redeemable feature for convertible preferred stock	(86,161)	—
Earnings attributable to preferred stock shareholders	36,216	—
Interest expense	26,187	15,292

Pro forma net income (loss) attributable to common stockholders	$(27,980)	$(4,110)

Weighted-average common shares outstanding, basic and diluted	70,021	70,094
Common shares issued upon conversion of preferred stock and exercise of Series C warrants	2,570,855	2,570,855
Common shares issued upon conversion of convertible notes and interest thereon	11,229,122	11,229,122
Issuance of restricted common shares to non-employee directors in connection with this offering	45,328	45,328
Issuance of common shares pursuant to this offering	6,666,667	6,666,667

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share, basic and diluted	20,581,993	20,582,066

Pro forma net income (loss) per share, basic and diluted	$(1.36)	$(0.20)

As each of the number of shares of our common stock that will be issued upon the conversion of our convertible notes and the reverse stock split ratio will be determined based on the final initial public offering price, the pro forma weighted average number of common shares, and therefore the pro forma basic and diluted earnings per common share, would change if the initial public offering price is not $15.00 per share (the mid-point of the range set forth in the cover of this prospectus) with a corresponding reverse stock split ratio of 1:37.4626021. The following table sets forth the impact of a change in the final initial offering price on each of (i) number of shares of our common stock that will be issued upon the conversion of our convertible notes, (ii) the reverse stock split ratio for our common stock, (iii) our pro forma weighted average number of common shares and (iv) our pro forma net income (loss) per common share for the three months ended March 31, 2014:

Assumed initial public offering price per share	$14.00	$14.25	$14.50	$14.75	$15.00	$15.25	$15.50	$15.75	$16.00
Stock split ratio for our common stock	1:44.9489568	1:42.7803619	1:40.8766663	1:39.1851502	1:37.4626021	1:35.7318817	1:33.9077048	1:32.2834148	1:30.8318040
Weighted average outstanding shares of our common stock	58,420	61,381	64,240	67,013	70,094	73,489	77,443	81,340	85,169
Shares of restricted common stock issued to non-employee directors in connection with this offering	48,568	47,712	46,896	46,096	45,328	44,584	43,864	43,168	42,496
Shares of common stock issued upon conversion of preferred stock and exercise of Series C warrants	2,142,522	2,251,177	2,356,060	2,457,801	2,570,855	2,695,417	2,840,460	2,983,413	3,123,918
Shares of common stock issued upon conversion of convertible notes	12,031,201	11,820,128	11,616,334	11,419,444	11,229,122	11,045,039	10,866,884	10,694,396	10,527,295
Shares of common stock issued pursuant to this offering	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667	6,666,667
Shares used in computing pro forma net loss per common share (basic and diluted)	20,947,378	20,847,065	20,750,197	20,657,021	20,582,066	20,525,196	20,495,318	20,468,984	20,445,545
Pro forma net loss per common share (basic and diluted)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.20)

(2)	Working capital means current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward looking statements as a result of many factors, including those discussed under “Risk Factors” elsewhere in this prospectus. See also “Special Note Regarding Forward Looking Statements” included elsewhere in this prospectus.

Overview

We design, develop and manufacture innovative, high-performance aerogel insulation. We believe our aerogel blankets deliver the best thermal performance of any widely used insulation product available on the market today and provide a combination of performance attributes unmatched by traditional insulation materials. Our end-use customers select our products where thermal performance is critical and to save money, reduce energy use, preserve operating assets and protect workers.

Our insulation is used by oil producers and the owners and operators of refineries, petrochemical plants, LNG facilities, power generating assets and other energy infrastructure. Our Pyrogel and Cryogel product lines were introduced in 2008 and have undergone rigorous technical validation by industry leading end-users and achieved significant market adoption. We also derive product revenue from the building and construction and other end markets. Customers in these markets use our aerogels for applications as diverse as wall systems, military and commercial aircraft, trains, buses, appliances, apparel, footwear and outdoor gear. We estimate that we generated 87% of our 2013 product revenue in the energy infrastructure markets and 13% in the building and construction and other end markets.

We generate product revenue through the sale of our line of aerogel blankets. We market and sell our products primarily through a sales force based in North America, Europe and Asia. In 2013, 68% of our product revenue was generated outside the United States. The efforts of our sales force are supported by a small number of sales consultants with extensive knowledge of a particular market or region. Our sales force is responsible for establishing and maintaining customer and partner relationships, delivering highly technical information and ensuring high-quality customer service.

Our salespeople work directly with end-use customers and engineering firms to promote qualification, specification and acceptance of our products. We also rely on an existing and well-established channel of qualified insulation distributors and contractors in more than 30 countries around the world that ensures rapid delivery of our products and strong end-user support. Our salespeople also work to educate insulation contractors about the technical and operating cost advantages of our aerogel blankets.

We also perform research services under contracts with various agencies of the U.S. government, including the Department of Defense and the Department of Energy, and other institutions. Research performed under contract with government agencies and other institutions enables us to develop and leverage technologies into broader commercial applications.

We manufacture our products using our proprietary process and technology at our facility in East Providence, Rhode Island. We have operated the East Providence facility at high volume and high yield since 2008. We commenced operation of a second production line at this facility at the end of March 2011, which doubled our annual nameplate capacity to 40 million to 44 million square feet of aerogel blankets, depending on product mix.

Our proprietary aerogel technology and manufacturing processes are significant assets. Our intellectual property portfolio is supported by 51 issued patents, with an additional 18 pending in the U.S. and foreign jurisdictions in areas related to product design, chemistry, manufacturing process and application. Our research scientists and process engineers are focused on developing next generation aerogel compositions, form factors and manufacturing technologies. Since inception through March 31, 2014, we have invested $38.0 million into our research and development activities.

Our predecessor company was incorporated in 2001 and spun off from Aspen Systems, Inc., of Marlborough, Massachusetts, to focus on the development and commercialization of aerogel technology. We began selling our first products commercially in the second quarter of 2001. Since inception through March 31, 2014, we have generated $357.6 million in revenue consisting of $312.4 million in product revenue and $45.2 million in research services revenue. As of May 15, 2014, we had 226 employees principally located at two sites in the United States.

Our total revenue has grown from $20.1 million for the year ended December 31, 2008 to $86.1 million for the year ended December 31, 2013. For the year ended December 31, 2012, our total revenue grew 38% to $63.5 million from $46.0 million in 2011. For the year ended December 31, 2013, our total revenue grew 36% to $86.1 million from $63.5 million in 2012. Our total revenue grew 32% from $17.0 million for the three months ended March 31, 2013 to $22.4 million for the three months ended March 31, 2014.

We have experienced significant losses since inception, have an accumulated deficit of $351.8 million at March 31, 2014, and have ongoing cash flow commitments. We have invested material resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and prices required by our customers. We are currently experiencing rapid growth as we strive to serve our expanding customer base.

Factors Affecting Our Performance

Manufacturing Capacity

Our aerogel product revenue increased by 36% in 2013 from 2012 and was in line with our compound annual growth rate of 37% over our last five fiscal years. To meet anticipated continued growth in demand for our products, we are engaged in the design, engineering and procurement phase of a third production line in our East Providence facility which we expect to complete in the first half of 2015. We also plan to construct a second manufacturing facility in either Europe or Asia and to commence operations of a first production line at this facility during 2017. We currently estimate that design, development and construction of our third production line in the East Providence facility will require additional expenditures of approximately $30 million. We expect to construct our second manufacturing facility in several phases in order to align manufacturing capacity with anticipated demand for our products. We currently estimate that design, development and construction of an initial production line and plant infrastructure will require expenditures of between $80 million to $100 million. Our ability to successfully bring this capacity online as planned and to ramp up production in a timely manner will have a significant impact on our financial condition and results of operations.

Revenue Growth

A critical driver to improve our financial performance will be continued revenue growth. We expect that increased revenue will drive incremental improvement in gross profit, operating income and net income, and will lead to higher levels of cash flow from operations. Our ability to achieve and support sufficient revenue to generate net income will require continued near-term investments in manufacturing facilities, capital equipment, technology and personnel. These investments will negatively impact net income and cash balances in the short-term, but we expect these investments to be drivers of improved financial performance in the long-term. Our revenue growth is in turn dependent on several factors, including adoption rates of our aerogel products, demand for energy infrastructure insulation and our ability to grow our market share.

Project-Based Revenue

Our product revenue has been and will continue to be generated in large part by demand for insulation associated with large capacity expansions and related capital projects at existing facilities and new-build facility construction. We estimate approximately two-thirds of our product revenue was project-based in 2013. Although we expect to generate a stream of product revenue over time from multiple projects and from numerous customers, the intermittent nature of project-based revenue, including the revenue generated by a single project, could have a material impact on our revenue and results of operations in any given reporting period. In addition, these projects are affected by macroeconomic factors including energy demand and economic growth. Accordingly, our project-based revenue in any given period could also fluctuate due to changes in macroeconomic conditions. Fluctuations in our project-based revenue could, in turn, have a material impact on our results of operations in any given reporting period. See “Risk Factors — Risks Related to Our Business and Strategy — Our revenue may fluctuate, which may result in a high degree of variability in our results of operations and make it difficult for us to plan based on our future outlook and to forecast our future performance.”

Organizational Resources

We plan to expand our resources in support of anticipated growth of our business and to achieve our strategic objectives. We plan to increase our sales force and spending globally to support anticipated growth in demand for our products. We plan to increase engineering resources to manage the anticipated design and construction of a third line in our East Providence facility and a first line in our second manufacturing facility in Europe or Asia. We plan to increase manufacturing staff to support expanded output in our East Providence facility during 2015 and in multi-facility operations in 2017. We intend to increase personnel, funding and capital equipment devoted to the research and development of new and advanced technologies. We also plan to expand general and administrative staff in support of our operating as a public company. These plans will require a significant investment in managerial talent, human resources, information systems, processes and controls to ensure maintenance of efficient and economic operations. These investments are critical to our ability to increase revenue, to generate net income and to fully fund operations.

Components of Our Results of Operations

Revenue

We recognize product revenue from the sale of our line of aerogel products and research services revenue from the provision of services under contracts with various agencies of the U.S. government and other institutions. Product revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment or delivery. The following table sets forth the total revenue for the periods presented:

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	($ in thousands)
Revenue:
Product	$42,717	$60,389	$82,057	$16,170	$21,493
Research services	3,233	3,064	4,037	835	870

Total revenue	$45,950	$63,453	$86,094	$17,005	$22,363

Product revenue accounted for 93%, 95% and 95% of total revenue for the years ended December 31, 2011, 2012 and 2013 and 95% and 96% for the three months ended March 31, 2013 and 2014, respectively. We expect continued growth in product revenue due to increasing market adoption of our line of aerogel blankets supported by increasing demand projected within all segments of the energy infrastructure market. We expect that research services revenue will continue to decline as a percentage of total revenue.

A substantial majority of our revenue is generated from a limited number of direct customers, principally distributors, contractors and OEMs. Our 10 largest customers accounted for approximately 65% of our total revenue during the year ended December 31, 2013, and 64% for the three months ended March 31, 2014, and we expect that most of our revenue will continue to come from a relatively small number of customers for the foreseeable future. In 2011, sales to Enershield Industries Ltd. and Aerogel Korea Co., Ltd. represented 13% and 10% of total revenue, respectively; in 2012, sales to Distribution International represented 13% of total revenue; and in 2013, sales to Distribution International and Alltech Consulting represented 15% and 11% of total revenue, respectively. In the three months ended March 31, 2013, sales to Alltech Consulting and Distribution International represented 20% and 16% of total revenue, respectively. In the three months ended March 31, 2014, sales to Distribution International represented 18% of total revenue. For each of the periods discussed above, there were no other customers that represented 10% or more of our total revenues.

We conduct business across the globe, with a substantial portion of our sales outside the United States. In addition, we may expand our operations outside of the United States. Total revenue from outside of the United States, based on shipment destination or services location, amounted to $30.8 million or 67% of our total revenue, $43.5 million or 69% of our total revenue, and $55.9 million, or 65% of our total revenue, in the years ended December 31, 2011, 2012 and 2013, and $10.7 million or 63% of our total revenue, and $11.7 million or 52% of our total revenue for the three months ended March 31, 2013 and 2014, respectively.

Cost of Revenue

Cost of revenue for our product revenue consists primarily of materials and manufacturing expense, including direct labor and manufacturing overhead, including depreciation. Cost of product revenue is recorded when the related product revenue is recognized. Cost of product revenue also includes stock-based compensation of manufacturing employees and costs of shipping.

Material is our most significant component of cost of product revenue and includes fibrous batting, silica materials and additives. Material costs as a percentage of product revenue were 53%, 61% and 47% for the years ended December 31, 2011, 2012 and 2013, respectively, and 53% and 44% for the three months ended March 31, 2013 and 2014, respectively. Material costs as a percentage of product revenue vary from product to product due to differences in average selling prices, material requirements, blanket thickness and manufacturing yields. As a result, material costs as a percentage of revenue will vary from period to period due to changes in the mix of aerogel products sold. However, in general, we expect material costs in the aggregate to decline as a percentage of revenue as we seek to achieve higher selling prices, material sourcing improvements, new material sources and manufacturing yield enhancements for our aerogel products.

Manufacturing expense is also a significant component of cost of revenue. Manufacturing expense as a percentage of product revenue was 58%, 56% and 42% for the years ended December 31, 2011, 2012 and 2013, respectively, and 50% and 42% for the three months ended March 31, 2013 and 2014, respectively. We incurred a significant increase in manufacturing expense associated with the operation of our second production line in the East Providence facility beginning in 2011. These costs were principally fixed in nature and constituted an increased percentage of product revenue during 2011 and 2012 as we increased production toward nameplate capacity. During 2013 and the three months ended March 31, 2014, manufacturing expense decreased as a percentage of product revenue as a result of strong revenue growth supported by the expanded manufacturing capacity and improved manufacturing productivity. As we continue to increase manufacturing capacity in our East Providence facility and a second plant, we expect manufacturing expense as a percentage of product revenue will increase in the near-term following each expansion but will decrease in the long-term with increased revenues supported by the effect of completed capacity expansions.

Cost of revenue for our research services revenue consists primarily of direct labor costs of research personnel committed to funded research and development contracts, as well as third-party consulting, and associated direct material costs. This cost of revenue also includes overhead expenses associated with project resources, engineering tools and supplies. Cost of revenue for our research services revenue is recorded when the related research services revenue is recognized.

Gross Profit

Our gross profit as a percentage of revenue is affected by a number of factors, including the mix between product revenue and research services revenue, the mix of aerogel products sold, average selling prices, average material costs, our actual manufacturing costs and the costs associated with expansions and start-up of production capacity. As we continue to build out our manufacturing capacity, we expect increased manufacturing expenses will periodically have a negative impact on gross profit, but will set the framework for improved gross profit moving forward. Accordingly, we expect our gross profit in absolute dollars and as a percentage of revenue to vary from period to period as we expand our manufacturing capacity. However, in general, following the completion of our capacity expansions, we expect gross profit to improve as a percentage of revenue in the long-term due to increases in manufacturing productivity, increased production volumes, improved manufacturing yields and material purchasing efficiencies.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs, consisting of salaries, benefits, incentive compensation and stock-based compensation. We expect to continue to hire a significant number of new employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue.

Research and Development Expenses

Research and development expenses consist primarily of expenses for personnel engaged in the development of next generation aerogel compositions, form factors and manufacturing technologies. These expenses also include testing services, prototype expenses, consulting services, equipment depreciation, facilities costs and related overhead. We expense research and development costs as incurred. We expect to continue to devote substantial resources to the development of new aerogel technology. We believe that these investments are necessary to maintain and improve our competitive position. We expect that our research and development expenses will continue to increase as we continue to invest in additional research and engineering personnel and the infrastructure required in support of their efforts. Accordingly, we expect that our research and development expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long-term.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs, incentive compensation, marketing programs, travel and related costs, consulting expenses and facilities-related costs. We plan to expand our sales force and sales consultants globally to drive anticipated growth in customers and demand for our products. We expect that sales and marketing expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long-term.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, legal expenses, consulting and professional services, tax and audit costs, and expenses for our executive, finance, human resources and information technology organizations. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly-traded company, including costs of compliance with securities, corporate governance and related regulations, investor relations expenses, increased insurance premiums, including director and officer insurance, and increased audit and legal fees. In addition, we expect to add general and administrative personnel to support the anticipated growth of our business and continued expansion of our manufacturing operations. We expect that general and administrative expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long-term.

Other Income (Expense)

Other income (expense) consists of (i) interest expense consisting primarily of fair market value adjustments to our subordinated notes, convertible notes and the issuance of our Series C warrants, subordinated and convertible note issuance costs, the amortization of the subordinated note debt discount, and imputed interest on our obligations under our cross license agreement with Cabot Corporation, (ii) gains or losses on extinguishment or exchange of subordinated notes and convertible notes and (iii) costs associated with a postponed public offering.

Provision for Income Taxes

We have incurred net losses since inception and have not recorded benefit provisions for U.S. federal income taxes or state income taxes since the tax benefits of our net losses have been offset by valuation allowances due to the uncertainty associated with the utilization of net operating loss carryforwards.

Key Metrics and Non-GAAP Financial Measures

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Square Foot Operating Metric

We price our product and measure our product shipments in square feet. We have produced in excess of 100 million square feet of aerogel blankets in the East Providence facility since 2008. We estimate our annual production capacity is currently 40 million to 44 million square feet of aerogel blankets, depending on product mix. We believe the square foot operating metric allows us and our investors to measure the growth in our manufacturing capacity and product shipments on a uniform and consistent basis. The following chart sets forth product shipments associated with recognized revenue in square feet for the periods presented:

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	(Square feet in thousands)
Product shipments in square feet	19,473	27,280	35,560	7,370	8,803

Adjusted EBITDA

We use Adjusted EBITDA, a non-GAAP financial measure, as a means to assess our operating performance. We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depreciation, amortization, stock-based compensation expense and other items, from time to time, that we do not believe are indicative of our core operating performance, which recently have included loss on disposal of assets, gain or loss on extinguishment or exchange of debt, write-off of costs of postponed financing activities and write-off of construction in progress. Adjusted EBITDA is a supplemental measure of our performance that is not presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our definition and presentation of Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies.

We use Adjusted EBITDA:

•	as a measure of operating performance because it does not include the impact of items that we do not consider indicative of our core operating performance;

•	for planning purposes, including the preparation of our annual operating budget, to allocate resources to enhance the financial performance of our business; and

•	as a performance measure used under our bonus plan.

We also believe that the presentation of Adjusted EBITDA provides useful information to investors with respect to our results of operations and in assessing the performance and value of our business. Various measures of EBITDA are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired. See footnote (3) under “Prospectus Summary –Summary Consolidated Financial Data” for a discussion of the limitations of Adjusted EBITDA.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the years presented:

	Year Ended December 31
	2011	2012	2013
	($ in thousands)
Net income (loss)	$(32,832)	$(56,142)	$(47,611)
Interest expense (1)	8,822	21,790	30,599
Depreciation and amortization	7,521	9,684	10,061
Loss on disposal of assets	—	2,489	230
Stock-based compensation (2)	1,064	1,654	4,426
Gain on extinguishment of convertible notes	—	—	(8,898)
Loss on exchange of convertible notes	—	—	5,697
Debt extinguishment costs	—	1,379	—
Write-off of costs associated with postponed public offering	3,443	—	241
Write-off of construction in progress	—	—	3,440

Adjusted EBITDA	$(11,982)	$(19,146)	$(1,815)

(1)	Interest expense consists primarily of fair market value adjustments related to our subordinated notes, convertible notes and the issuance of our Series C warrants, subordinated note and convertible note issuance costs, the amortization of the subordinated note debt discount and imputed interest on our obligations under our cross license agreements with Cabot Corporation.
(2)	Represents non-cash stock-based compensation related to vesting and modifications of stock option grants.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the quarters presented:

	Three Months Ended
	2012				2013				2014
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31
	($ in thousands)
Net income (loss)	$(9,645)	$(12,279)	$(10,218)	$(24,000)	$1,027	$(18,984)	$(12,704)	$(16,950)	$(19,049)
Interest expense (income) (1)	2,110	3,447	1,513	14,720	(3,366)	15,620	8,039	10,306	16,151
Depreciation and amortization	2,142	2,346	2,564	2,632	2,469	2,479	2,483	2,630	2,631
Loss on disposal of assets	—	—	—	2,489	—	—	—	230	15
Stock-based compensation (2)	299	431	438	486	495	510	2,916	505	339
Gain on extinguishment of convertible notes	—	—	—	—	(8,898)	—	—	—	—
Loss on exchange of convertible notes	—	—	—	—	5,212	485	—	—	—
Debt extinguishment costs	—	—	1,379	—	—	—	—	—	—
Costs associated with postponed public offering	—	—	—	—	—	241	—	—	—
Write-off of construction in progress	—	—	—	—	—	—	—	3,440	—

Adjusted EBITDA	$(5,094)	$(6,055)	$(4,324)	$(3,673)	$(3,061)	$351	$734	$161	$87

(1)	Interest expense (income) consists primarily of fair market value adjustments related to our subordinated notes, convertible notes and the issuance of our Series C warrants, subordinated note and convertible note issuance costs, the amortization of the subordinated note debt discount and imputed interest on our obligations under our cross license agreements with Cabot Corporation.
(2)	Represents non-cash stock-based compensation related to vesting and modifications of stock option grants.

Our Adjusted EBITDA is affected by a number of factors including the mix between product revenue and research services revenue, the mix of aerogel products sold, average selling prices, average material costs, our actual manufacturing costs, the costs associated with expansions and start-up of additional production capacity, and the amount and timing of operating expenses. As we continue to grow our base of product revenue and to build out manufacturing capacity, we expect increased manufacturing expenses will periodically have a negative impact on Adjusted EBITDA, but will set the framework for improved Adjusted EBITDA moving forward. Accordingly, we expect that our Adjusted EBITDA will vary from period to period as we expand our manufacturing capacity.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to opt out of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	($ in thousands)
Revenue:
Product	$42,717	$60,389	$82,057	$16,170	$21,493
Research services	3,233	3,064	4,037	835	870

Total revenue	45,950	63,453	86,094	17,005	22,363
Cost of revenue:
Product	47,071	70,025	73,399	16,611	18,541
Research services	1,505	1,396	1,964	356	476

Gross profit (loss)	(2,626)	(7,968)	10,731	38	3,346
Operating Expenses:
Research and development	4,085	5,142	5,159	1,235	1,284
Sales and marketing	5,565	8,564	9,271	2,040	2,238
General and administrative	8,291	11,299	12,833	2,788	2,722
Write-off of construction in progress	—	—	3,440	—	—

Total operating expenses	17,941	25,005	30,703	6,063	6,244

Income (loss) from operations	(20,567)	(32,973)	(19,972)	(6,025)	(2,898)

Other income (expense):
Interest income (expense) (1)	(8,822)	(21,790)	(30,599)	3,366	(16,151)
Gain on extinguishment of convertible notes	—	—	8,898	8,898	—
Loss on exchange of convertible notes	—	—	(5,697)	(5,212)	—
Debt extinguishment costs	—	(1,379)	—	—	—
Costs associated with postponed public offering	(3,443)	—	(241)	—	—

Total other income (expense), net	(12,265)	(23,169)	(27,639)	7,052	(16,151)

Net income (loss)	$(32,832)	$(56,142)	$(47,611)	$1,027	$(19,049)

(1)	Interest income (expense) consists primarily of fair market value adjustments related to our subordinated notes, convertible notes and the issuance of our Series C warrants, subordinated note and convertible note issuance costs, the amortization of the subordinated note debt discount and imputed interest on our obligations under our cross license agreement with Cabot Corporation.

Three months ended March 31, 2013 compared to the three months ended March 31, 2014

The following tables set forth our results of operations for the periods presented:

	Three Months Ended March 31				Three Months Ended March 31
	2013	2014	$ Change	% Change	2013	2014
	($ in thousands)				(Percentage of total revenue)
Revenue:
Product	$16,170	$21,493	$5,323	33%	95%	96%
Research services	835	870	35	4%	5%	4%

Total revenue	17,005	22,363	5,358	32%	100%	100%
Cost of revenue:
Product	16,611	18,541	1,930	12%	98%	83%
Research services	356	476	120	34%	2%	2%

Gross profit	38	3,346	3,308	NM (2)	—%	15%
Operating expenses:
Research and development	1,235	1,284	49	4%	7%	6%
Sales and marketing	2,040	2,238	198	10%	12%	10%
General and administrative	2,788	2,722	(66)	(2)%	16%	12%

Total operating expenses	6,063	6,244	181	3%	36%	28%

Income (loss) from operations	(6,025)	(2,898)	3,127	52%	(35)%	(13)%
Other income (expense):
Interest income (expense) (1)	3,366	(16,151)	(19,517)	NM	20%	(72)%
Gain on extinguishment of convertible notes	8,898	—	(8,898)	(100)%	52%	—%
Loss on exchange of convertible notes	(5,212)	—	5,212	100%	(31)%	—%

Total other income (expense), net	7,052	(16,151)	(23,203)	(329)%	41%	(72)%

Net income (loss)	$1,027	$(19,049)	$(20,076)	NM	6%	(85)%

(1)	Interest income (expense) consists primarily of fair market value adjustments related to our subordinated notes, convertible notes and the issuance of our Series C warrants, subordinated note and convertible note issuance costs, the amortization of the subordinated note debt discount and imputed interest on our obligations under our cross license agreement with Cabot Corporation.
(2)	“NM” means not meaningful.

Revenue

	Three Months Ended March 31				Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Revenue:
Product	$16,170	95%	$21,493	96%	$5,323	33%
Research services	835	5%	870	4%	35	4%

Total revenue	$17,005	100%	$22,363	100%	$5,358	32%

The following chart sets forth product shipments in square feet for the periods presented:

	Three Months Ended March 31		Change
	2013	2014	Amount	Percentage
Product shipments in square feet (in thousands)	7,370	8,803	1,433	19%

Total revenue increased $5.4 million, or 32%, to $22.4 million for three months ended March 31, 2014 from $17.0 million in the comparable period in 2013, primarily as a result of an increase in product revenue.

Product revenue increased $5.3 million, or 33%, to $21.5 million for the three months ended March 31, 2014 from $16.2 million in the comparable period in 2013. This increase was principally the result of an increase in sales of our aerogel products in the refinery and petrochemical sectors in North America, South America and Asia. The revenue increase reflects price increases enacted during 2013 and the three months ended March 31, 2014 and a shift in mix of aerogel products sold toward higher priced products. The average selling price of our products increased by 11% for the three months ended March 31, 2014 from the average selling price of our products in the comparable period during 2013. In volume terms, product shipments increased 1.4 million square feet, or 19%, to 8.8 million square feet of aerogel products for the three months ended March 31, 2014, as compared to 7.4 million square feet in the comparable period in 2013. The increase in demand during the three months ended March 31, 2014 included increased sales of $1.8 million for use in a major expansion by a major Asian energy company, increased sales of $1.6 million to a distributor in the United States for general distribution into the energy infrastructure market, and increased sales of $1.8 million to a South American distributor primarily related to construction of expanded capacity in a petrochemical plant in Brazil.

Research services revenue did not change significantly in the three months ended March 31, 2014 as compared to the same period in the prior year.

Product revenue was 95% and 96% of total revenue for the three months ended March 31, 2013 and 2014, respectively. Research services revenue was 5% and 4% of total revenue for the three months ended March 31, 2013 and 2014, respectively. We expect that product revenue will increase as a percentage of our total revenue due to the anticipated growth in demand for our products in the energy infrastructure market.

Cost of Revenue

	Three Months Ended March 31						Change
	2013			2014
	Amount	Percentage of Related Revenue	Percentage of Total Revenue	Amount	Percentage of Related Revenue	Percentage of Total Revenue
							Amount	Percentage
	($ in thousands)
Cost of revenue:
Product	$16,611	103%	98%	$18,541	86%	83%	$1,930	12%
Research services	356	43%	2%	476	55%	2%	120	34%

Total cost of revenue	$16,967	100%	100%	$19,017	85%	85%	$2,050	12%

Total cost of revenue increased $2.0 million, or 12%, to $19.0 million for the three months ended March 31, 2014 from $17.0 million in the comparable period in 2013. The increase in total cost of revenue was the result of an increase of $0.8 million in material costs and an increase of $1.1 million in manufacturing expense to support increased product revenue and an increase of $0.1 million in cost of research services.

Product cost of revenue increased $1.9 million, or 12%, to $18.5 million for the three months ended March 31, 2014 from $16.6 million in the comparable period in 2013. Product cost of revenue as a percentage of product revenue decreased to 86% during the three months ended March 31, 2014 from 103% for the comparable period in 2013 as a result of a reduction in material costs and manufacturing expense on a per square foot basis. The reduction in material costs as a percentage of product revenue was the result of improved manufacturing yields and a reduced raw material cost per square foot. The reduction in manufacturing expense as a percentage of product revenue was the result of increased manufacturing capacity utilization and improved manufacturing throughput and efficiency.

We expect that material costs and manufacturing expense will continue to increase during 2014 due to the increase in production volume in our East Providence facility required to support expected revenue growth. In addition, we expect an increase in manufacturing expense associated with initial start-up costs leading to operation of a third line in the East Providence facility. However, we expect the cost of product revenue as a percentage of product revenue for our 2014 fiscal year to decrease as a result of expected revenue growth and productivity improvements during the year.

Research services cost of revenue increased $0.1 million, or 34%, to $0.5 million for the three months ended March 31, 2014 from $0.4 million in the comparable period in 2013. The increase in cost of research services revenue was due to an unfavorable mix of labor and expense required to perform the contracted research, each of which carries a different rate of reimbursement.

Gross Profit

	Three Months Ended March 31				Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Gross profit	$38	0%	$3,346	15%	$3,308	NM

Gross profit was $0.0 million and $3.3 million for the three months ended March 31, 2013 and 2014, respectively. The increase in gross profit of $3.3 million was principally the result of a reduction in material costs and manufacturing expenses as a percentage of product revenue due to improved manufacturing yields, purchasing efficiency and productivity at our East Providence facility. In addition, price increases enacted during 2013 and 2014 and the mix of aerogel products sold also contributed to the increase in gross profit during the three months ended March 31, 2014 as compared to the same period in the prior year. Gross profit as a percentage of total revenue increased to 15% of total revenue for the three months ended March 31, 2014 from 0% in the comparable period in 2013. We expect gross profit as a percentage of total revenue during the remainder of 2014 to approximate the level achieved during the three months ended March 31, 2014.

Research and Development Expenses

	Three Months Ended March 31				Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Research and development expenses	$1,235	7%	$1,284	6%	$49	4%

R&D expenses did not change significantly during the three months ended March 31, 2014 as compared to the same period in the prior year. R&D costs as a percentage of total revenue decreased to 6% during the three months ended March 31, 2014 from 7% in the comparable period in 2013. This decrease was the result of growth in total revenue during the three months ended March 31, 2014 from the comparable period in 2013. We expect that our research and development expenses will increase as we invest in additional research and engineering personnel and the infrastructure required in support of their efforts. However, we expect that research and development expenses will decline as a percentage of total revenue in the long-term due to projected growth in product revenue.

Sales and Marketing Expenses

	Three Months Ended March 31				Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Sales and marketing expenses	$2,040	12%	$2,238	10%	$198	10%

Sales and marketing expenses increased $0.2 million, or 10%, to $2.2 million for the three months ended March 31, 2014 from $2.0 million in the comparable period in 2013. The $0.2 million increase was primarily the result of the growth in payroll and related costs associated with an increase in sales personnel and incentive compensation. Sales and marketing expenses as a percentage of total revenue decreased to 10% during the three months ended March 31, 2014 from 12% in the comparable period in 2013. This decrease was the result of the growth in total revenue during the three months ended March 31, 2014 from the comparable period in 2013. We plan to continue to expand our sales force and sales consultants globally during 2014 to support anticipated growth in customers and demand for our products. We expect that sales and marketing expenses will increase in absolute dollars but decrease as a percentage of total revenue in the long-term due to projected growth in product revenue.

General and Administrative Expenses

	Three Months Ended March 31				Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
General and administrative expenses	$2,788	16%	$2,722	12%	$(66)	(2)%

G&A expenses decreased $0.1 million, or 2%, during the three months ended March 31, 2014 compared to the same period in the prior year. G&A expenses as a percentage of total revenue decreased to 12% for the three months ended March 31, 2014 from 16% in the comparable period in 2013. This decrease was principally driven by the increase in total revenue during the three months ended March 31, 2014 from the comparable period in 2013. We expect G&A expenses to increase as we incur additional costs related to operating as a publicly traded company, including costs of compliance with securities, corporate governance and related regulations, investor relations expenses, increased insurance premiums, including director and officer insurance, and increased legal and audit fees. In addition, we expect to add general and administrative personnel to support the anticipated growth of our business and continued expansion of our manufacturing operations. As a result, we expect that G&A expenses will increase in absolute dollars but will decline as a percentage of total revenue in the long-term as a result of projected growth in product revenue.

Other Income (Expense)

	Three Months Ended March 31				Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Other income (expense):
Interest income (expense)	$3,366	20%	$(16,151)	(72)%	$(19,517)	(580)%
Gain on extinguishment of convertible notes	8,898	52%	—	—%	(8,898)	(100)%
Loss on exchange of convertible notes	(5,212)	(31)%	—	—%	5,212	100%

Total other income (expense), net	$7,052	41%	$(16,151)	(72)%	$(23,203)	(329)%

Total other income (expense) was net other expense of $16.2 million for the three months ended March 31, 2014 as compared to net other income of $7.1 million in the comparable period in 2013.

During the three months ended March 31, 2014, we incurred $16.2 million in interest expense comprised of changes in fair value of the subordinated notes of $0.8 million, senior convertible notes of $3.5 million, and convertible notes of $11.8 million and other interest expense of $0.1 million. During the three months ended March 31, 2013, we recorded interest income of $3.4 million, which was comprised of $9.2 million of income related to changes in fair value of the convertible notes, offset in part by $3.6 million of expense related to recognition of the fair value upon issuance of Series C preferred stock warrants, $1.6 million of expense related to the changes in fair value of the subordinated notes, $0.4 million of debt closing costs related to the exchange of convertible notes, and $0.2 million of other interest expense.

During the three months ended March 31, 2013 we incurred a $5.2 million loss on exchange of convertible notes and an $8.9 million gain on the extinguishment of convertible notes related to an amendment to the terms of the notes. No such transactions occurred during the three months ended March 31, 2014.

Year ended December 31, 2012 compared to year ended December 31, 2013

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31				Year Ended December 31
	2012	2013	$ Change	% Change	2012	2013
	($ in thousands)				(Percentage of total revenue)
Revenue:
Product	$60,389	$82,057	$21,668	36%	95%	95%
Research services	3,064	4,037	973	32%	5%	5%

Total revenue	63,453	86,094	22,641	36%	100%	100%
Cost of revenue:
Product	70,025	73,399	3,374	5%	110%	85%
Research services	1,396	1,964	568	41%	2%	2%

Gross profit (loss)	(7,968)	10,731	18,699	235%	(13)%	12%
Operating expenses:
Research and development	5,142	5,159	17	0%	8%	6%
Sales and marketing	8,564	9,271	707	8%	13%	11%
General and administrative	11,299	12,833	1,534	14%	18%	15%
Write-off of construction in progress	—	3,440	3,440	100%	—%	4%

Total operating expenses	25,005	30,703	5,698	23%	39%	36%

Income (loss) from operations	(32,973)	(19,972)	13,001	39%	(52)%	(23)%
Other income (expense):
Interest expense	(21,790)	(30,599)	(8,809)	(40)%	(34)%	(36)%
Gain on extinguishment of convertible notes	—	8,898	8,898	100%	—%	10%
Loss on exchange of convertible notes	—	(5,697)	(5,697)	(100)%	—%	(7)%
Debt extinguishment costs	(1,379)	—	1,379	100%	(2)%	—%
Costs associated with postponed public offering	—	(241)	(241)	(100)%	—%	—%

Total other income (expense), net	(23,169)	(27,639)	(4,470)	(19)%	(37)%	(32)%

Net income (loss)	$(56,142)	$(47,611)	$8,531	15%	(88)%	(55)%

Revenue

	Year Ended December 31				Change
	2012		2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Revenue:
Product	$60,389	95%	$82,057	95%	$21,668	36%
Research services	3,064	5%	4,037	5%	973	32%

Total revenue	$63,453	100%	$86,094	100%	$22,641	36%

The following chart sets forth product shipments in square feet for the periods presented:

	Year Ended December 31		Change
	2012	2013	Amount	Percentage
Product shipments in square feet (in thousands)	27,280	35,560	8,280	30%

Total revenue increased $22.6 million, or 36%, in 2013 to $86.1 million from $63.5 million in 2012 primarily as a result of an increase in product revenue.

Product revenue increased $21.7 million, or 36%, to $82.1 million in 2013 from $60.4 million in 2012. This increase was principally the result of an increase in sales of our aerogel products in the refinery and petrochemical sectors in Asia, North America and South America during 2013. This increase in demand during 2013 included increased sales of $4.9 million to one distributor in Asia primarily related to construction of a new petrochemical plant in Taiwan, increased sales of $4.6 million to another distributor in the United States for general distribution into the energy infrastructure market, and increased sales of $4.6 million to a South American distributor primarily related to construction of expanded capacity in a petrochemical plant in Brazil. In volume terms, product shipments increased 8.3 million square feet, or 30%, to 35.6 million square feet of aerogel products in 2013, as compared to 27.3 million square feet in 2012. We also increased the prices of some of our products during 2013. We did not increase the prices of our products during 2012.

Research services revenue increased $1.0 million, or 32%, to $4.0 million in 2013 from $3.1 million in 2012 primarily due to revenue generated in 2013 under a significant contract with the Department of Energy.

Product revenue as a percentage of total revenue was 95% of total revenue in 2013 and 2012. Research services revenue was 5% of total revenue in 2013 and 2012. We expect that product revenue will increase as a percentage of our total revenue due to the anticipated growth in demand for our products in the energy infrastructure market.

Cost of Revenue

	Year Ended December 31						Change
	2012			2013
	Amount	Percentage of Related Revenue	Percentage of Total Revenue	Amount	Percentage of Related of Revenue	Percentage of Total Revenue

							Amount	Percentage
	($ in thousands)
Cost of revenue:
Product	$70,025	116%	110%	$73,399	89%	85%	$3,374	5%
Research services	1,396	46%	2%	1,964	49%	2%	568	41%

Total cost of revenue	$71,421	113%	113%	$75,363	88%	88%	$3,942	6%

Total cost of revenue increased $3.9 million, or 6%, to $75.3 million in 2013 from $71.4 million in 2012. The increase in total cost of revenue was the result of an increase of $2.0 million in material costs and an increase of $1.3 million in manufacturing expense to support increased product revenue and an increase of $0.6 million in cost of research services to support increased research services revenue.

Product cost of revenue increased $3.4 million, or 5%, to $73.4 million in 2013 from $70.0 million in 2012. Product cost of revenue as a percentage of product revenue decreased to 89% during 2013 from 116% in 2012 as a result of a reduction in both material costs and manufacturing expense as a percentage of product revenue during the year. The reduction in material costs as a percentage of product revenue was the result of improved manufacturing yields and purchasing efficiency. The reduction in manufacturing expense as a percentage of product revenue was the result of improved manufacturing throughput and efficiency.

Research services cost of revenue increased $0.6 million, or 41%, to $2.0 million in 2013 from $1.4 million in 2012. The increase was due in large part to the 32% growth in research service revenue during 2013 in combination with an increase in cost of research services revenue as a percentage of research services revenue to 49% in 2013 from 46% in 2012. The increase in cost of research services revenue was due to an unfavorable mix of labor and expense required to perform the contracted research, each of which carries a different rate of reimbursement.

Gross Profit (Loss)

	Year Ended December 31				Change
	2012		2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Gross profit (loss)	$(7,968)	(13)%	$10,731	12%	$18,699	235%

Gross profit increased $18.7 million to $10.7 million in 2013 from a gross loss of $8.0 million in 2012. This increase in gross profit was principally the result of a reduction in material costs and manufacturing expenses as a percentage of product revenue due to improved manufacturing yields, purchasing efficiency and productivity at our East Providence facility. In addition, the increase in the price of some of our products during 2013 also contributed to the increase in gross profit. Gross profit as a percentage of total revenue increased to 12% of total revenue in 2013 from a gross loss of 13% of total revenue in 2012.

Research and Development Expenses

	Year Ended December 31				Change
	2012		2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Research and development expenses	$5,142	8%	$5,159	6%	$17	0%

R&D expenses increased $0.1 million to $5.2 million in 2013 from $5.1 million in 2012. This increase was principally the result of an increase of $0.6 million in payroll and related costs for engineering personnel partially offset by a decrease of $0.3 million in material expense and $0.2 million in contract engineering expense. R&D costs as a percentage of total revenue decreased to 6% during 2013 from 8% during 2012. This decrease was the result of growth in total revenue during 2013.

Sales and Marketing Expenses

	Year Ended December 31				Change
	2012		2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Sales and marketing expenses	$8,564	13%	$9,271	11%	$707	8%

Sales and marketing expenses increased $0.7 million, or 8%, to $9.3 million in 2013 from $8.6 million during 2012. The $0.7 million increase was primarily the result of the growth of $1.0 million in payroll and related costs associated with an increase in sales personnel and incentive compensation, partially offset by a $0.1 million decrease in other selling expense and a $0.2 million decrease in travel expense. Sales and marketing expenses as a percentage of total revenue decreased to 11% during 2013 from 13% in 2012. This decrease was the result of the growth in total revenue during 2013.

General and Administrative Expenses

	Year Ended December 31				Change
	2012		2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
General and administrative expenses	$11,299	18%	$12,833	15%	$1,534	14%

G&A expenses increased $1.5 million, or 14%, to $12.8 million in 2013 from $11.3 million in 2012. This increase was primarily the result of a $3.0 million increase in payroll and related costs of executive, finance and human resource personnel partially offset by a $1.4 million decrease in legal and professional fees, and a $0.1 million decrease in all other expense. G&A expenses as a percentage of total revenue decreased to 15% for 2013 from 18% in 2012. This decrease was principally driven by the strong increase in total revenue in 2013.

Write-off of construction in progress

During 2013, we redesigned and reduced the planned scale of the third production line. As a result, we reviewed the construction in progress assets associated with the third production line and determined that $3.0 million had no future use. In addition, we concluded that an additional $0.4 million of construction in progress assets were not utilized or functional. Accordingly, we recorded a $3.4 million impairment charge during 2013 related to the write-off of construction in progress assets. We did not record any write-offs of construction in progress in 2012.

Other Income (Expense)

	Year Ended December 31				Change
	2012		2013
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Other income (expense):
Interest expense	$(21,790)	(34)%	$(30,599)	(36)%	$(8,809)	(40)%
Gain on extinguishment of convertible notes	—	—%	8,898	10%	8,898	100%
Loss on exchange of convertible notes	—	—%	(5,697)	(7)%	(5,697)	(100)%
Debt extinguishment costs	(1,379)	(2)%	—	—%	1,379	100%
Costs associated with postponed public offering	—	—%	(241)	—%	(241)	(100)%

Total other income (expense), net	$(23,169)	(37)%	$(27,639)	(32)%	$(4,470)	(19)%

Total other income (expense), net increased $4.5 million, or 19%, to $27.6 million in 2013 from $23.2 million in 2012. This increase was primarily the result of an increase in interest expense of $8.8 million, a $5.7 million loss on exchange of convertible notes related to an exchange of convertible notes for senior convertible notes, and costs associated with a postponed public offering of $0.2 million, partially offset by an $8.9 million gain on the extinguishment of convertible notes related to an amendment to the terms of the notes and a decrease of $1.4 million in debt extinguishment costs. The increase in interest expense was primarily due to the recognition of the fair value upon issuance of the Series C warrants, which was treated as an issuance cost in the March 2013 financing.

Year ended December 31, 2011 compared to year ended December 31, 2012

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31				Year Ended December 31
	2011	2012	$ Change	% Change	2011	2012
	($ in thousands)				(Percentage of total revenue)
Revenue:
Product	$42,717	$60,389	$17,672	41%	93%	95%
Research services	3,233	3,064	(169)	(5)%	7%	5%

Total revenue	45,950	63,453	17,503	38%	100%	100%
Cost of revenue:
Product	47,071	70,025	22,954	49%	102%	110%
Research services	1,505	1,396	(109)	(7)%	3%	2%

Gross profit (loss)	(2,626)	(7,968)	(5,342)	(203)%	(6)%	(13)%
Operating expenses:
Research and development	4,085	5,142	1,057	26%	9%	8%
Sales and marketing	5,565	8,564	2,999	54%	12%	13%
General and administrative	8,291	11,299	3,008	36%	18%	18%

Total operating expenses	17,941	25,005	7,064	39%	39%	39%

Income (loss) from operations	(20,567)	(32,973)	(12,406)	(60)%	(45)%	(52)%
Other income (expense):
Interest expense	(8,822)	(21,790)	(12,968)	(147)%	(19)%	(34)%
Debt extinguishment costs	—	(1,379)	(1,379)	(100)%	—%	(2)%
Costs associated with postponed public offering	(3,443)	—	3,443	100%	(7)%	—%

Total other income (expense), net	(12,265)	(23,169)	(10,904)	(89)%	(27)%	(37)%

Net income (loss)	$(32,832)	$(56,142)	$(23,310)	(71)%	(71)%	(88)%

Revenue

	Year Ended December 31				Change
	2011		2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Revenue:
Product	$42,717	93%	$60,389	95%	$17,672	41%
Research services	3,233	7%	3,064	5%	(169)	(5)%

Total revenue	$45,950	100%	$63,453	100%	$17,503	38%

The following chart sets forth product shipments in square feet for the periods presented:

	Year Ended December 31		Change
	2011	2012	Amount	Percentage
Product shipments in square feet (in thousands)	19,473	27,280	7,807	40%

Total revenue increased $17.5 million, or 38%, in 2012 to $63.5 million from $46.0 million in 2011, primarily as a result of an increase in product revenue. Product revenue increased $17.7 million, or 41%, to $60.4 million in 2012 from $42.7 million in 2011. This increase was principally the result of an increase in demand for our aerogel products in the energy infrastructure market in Asia and the United States during 2012. This increase in demand during 2012 included increased sales of $3.6 million to one distributor in Asia primarily related to construction of a new petrochemical plant in Taiwan, increased sales of $2.9 million to a Canadian distributor primarily related to capital projects in the oil-sands, and increased sales of $2.6 million to an end-user for a solar power project located in the United States. In volume terms, product shipments increased 7.8 million square feet, or 40%, to 27.3 million square feet of aerogel products, as compared to 19.5 million square feet in 2011. We did not increase the prices of our products during the periods presented.

Product revenue as a percentage of total revenue grew to 95% in 2012 from 93% in 2011 due to growth in product revenue. Research services revenue declined to 5% of total revenue in 2012 from 7% in 2011.

Cost of Revenue

	Year Ended December 31
	2011			2012
		Percentage of Related Revenue	Percentage of Total Revenue		Percentage of Related of Revenue	Percentage of Total Revenue
							Change
	Amount			Amount			Amount	Percentage
	($ in thousands)
Cost of revenue:
Product	$47,071	110%	102%	$70,025	116%	110%	$22,954	49%
Research services	1,505	47%	3%	1,396	46%	2%	(109)	(7)%

Total cost of revenue	$48,576	106%	106%	$71,421	113%	113%	$22,845	47%

Total cost of revenue increased $22.8 million, or 47%, to $71.4 million in 2012 from $48.6 million in 2011. The increase in total cost of revenue was the result of an increase of $14.1 million in material costs to support increased product revenue and unfavorable manufacturing yields associated with operation of our second production line in the East Providence facility, which became operational during the second quarter of 2011, and an increase of $8.9 million in manufacturing expenses associated with operation of our second line for a full year and to support increased product revenue, offset slightly by a decrease of $0.1 million in cost of research services associated with the decline in research services revenue.

Product cost of revenue increased $23.0 million, or 49%, to $70.0 million in 2012 from $47.1 million in 2011. Product cost of revenue as a percentage of product revenue increased to 116% during 2012 from 110% in 2011. The increase in product cost of revenue as a percentage of product revenue was driven by the increase in manufacturing expense and unfavorable manufacturing yields as we increased output from the second production line in the East Providence facility toward nameplate capacity during 2012.

Research services cost of revenue decreased $0.1 million, or 7%, to $1.4 million during 2012 from $1.5 million during 2011. The decrease was due to the decline in research services provided during 2012. Research services cost of revenue as a percentage of research services revenue decreased to 46% during 2012 from 47% in 2011 principally due to the mix of labor and expense required to perform the contracted research, each of which carries a different rate of reimbursement.

Gross Profit (Loss)

	Year Ended December 31				Change
	2011		2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Gross profit (loss)	$(2,626)	(6)%	$(7,968)	(13)%	$(5,342)	(203)%

Gross loss increased $5.3 million, or 203%, to $8.0 million in 2012 from $2.6 million in 2011. This increase in gross loss was driven by increased manufacturing expenses and unfavorable manufacturing yields as we increased output from the second production line in the East Providence facility toward nameplate capacity during 2012. Gross loss as a percentage of total revenue increased to 13% of total revenue in 2012 from 6% of total revenue in 2011.

Research and Development Expenses

	Year Ended December 31				Change
	2011		2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Research and development expenses	$4,085	9%	$5,142	8%	$1,057	26%

R&D expenses increased $1.1 million, or 26%, to $5.1 million in 2012 from $4.1 million in 2011. This increase was principally the result of an increase of $0.7 million in payroll and related costs for research personnel and an increase of $0.3 million in material expense. R&D costs as a percentage of total revenue decreased from 9% during 2011 to 8% during 2012. This decrease was the result of the growth in total revenue in 2012.

Sales and Marketing Expenses

	Year Ended December 31				Change
	2011		2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Sales and marketing expenses	$5,565	12%	$8,564	13%	$2,999	54%

Sales and marketing expenses increased $3.0 million, or 54%, to $8.6 million during 2012 from $5.6 million during 2011. This increase was primarily the result of a $2.4 million increase in payroll and related costs associated with an increase in sales personnel to support product revenue growth, a $0.1 million increase in professional fees, a $0.3 million increase in travel expense and a $0.2 million increase in other expense. Sales and marketing expenses as a percentage of total revenue increased to 13% during 2012 from 12% in 2011. This increase was due to planned investments in sales resources and expenses to support revenue growth.

General and Administrative Expenses

	Year Ended December 31				Change
	2011		2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
General and administrative expenses	$8,291	18%	$11,299	18%	$3,008	36%

G&A expenses increased $3.0 million, or 36%, to $11.3 million in 2012 from $8.3 million in 2011. This increase was primarily the result of a $1.0 million increase in payroll and related costs of executive, finance and human resource personnel, a $0.9 million increase in legal and professional fees, a $0.5 million increase in depreciation, a $0.3 million increase in information technology expense, a $0.1 million increase in facilities expense, and a $0.2 million increase in all other expenses. G&A expenses as a percentage of total revenue remained constant at 18% for 2012 and 2011.

Other Income (Expense)

	Year Ended December 31				Change
	2011		2012
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	($ in thousands)
Other income (expense):
Interest expense	$(8,822)	(19)%	$(21,790)	(34)%	$(12,968)	(147)%
Debt extinguishment costs	—	0%	(1,379)	(2)%	(1,379)	(100)%
Write-off of costs associated with postponed public offering	(3,443)	(7)%	—	—%	3,443	100%

Total other income (expense), net	$(12,265)	(27)%	$(23,169)	(37)%	$(10,904)	(89)%

Total other income (expense), net increased $10.9 million, or 89%, to $23.2 million in 2012 from $12.3 million in 2011. This increase was primarily the result of an increase of $13.0 million in interest expense related to an increase in convertible notes and subordinated notes, and an increase in debt extinguishment costs of $1.4 million related to a change in the fair value of the subordinated notes due to an amendment, partially offset by a decrease in costs associated with a postponed public offering, which totaled $3.4 million in 2011.

Quarterly Results of Operations

The unaudited consolidated financial statements for each of the quarters presented below were prepared on a basis consistent with our audited consolidated financial statements and include all normal and recurring adjustments that our management considers necessary for a fair presentation of the results of operations for such periods. You should review our quarterly operating results in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

Quarterly Results

Our operating results may fluctuate for a variety of reasons outside of our control, including the intermittent nature of our project-based product revenue, macroeconomic factors and seasonal factors that influence our customers and our markets.

Our product revenue is generated in part by demand for insulation associated with new-build construction of facilities, capital expansions and related capital projects, and larger maintenance-related projects. The revenue generated by a single project could be material to our revenue and results of operations in any given reporting period. In addition, we believe that these projects are affected by macroeconomic factors including the price of oil and economic growth. Accordingly, our project-based revenue in any given period may vary due to the intermittent nature of projects and changes in macroeconomic conditions. See “Risk Factors — Risks Related to Our Business and Strategy — Our revenue may fluctuate, which may result in a high degree of variability in our results of operations and make it difficult for us to plan based on our future outlook and to forecast our future performance.”

In addition, our operating results are impacted to some degree by seasonality, with the second and fourth quarters traditionally showing an increase in revenue. We believe this increase is associated with our end-use customers’ maintenance schedules and timing of capital projects.

As a result, comparing our operating results on a period-to-period basis may not be meaningful and historical results may not be indicative of future performance. The following table sets forth the unaudited quarterly consolidated results of operations data for each of the quarters presented:

	Three Months ended
	2012				2013				2014
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31
	($ in thousands)
Revenue:
Product	$14,155	$14,043	$15,662	$16,529	$16,170	$21,801	$20,833	$23,253	$21,493
Research services	742	713	640	969	835	1,177	1,047	978	870

Total revenue	14,897	14,756	16,302	17,498	17,005	22,978	21,880	24,231	22,363
Cost of revenue:
Product	15,967	16,064	17,347	20,647	16,611	18,876	17,769	20,143	18,541
Research services	375	353	278	390	356	571	531	506	476

Gross profit (loss)	(1,445)	(1,661)	(1,323)	(3,539)	38	3,531	3,580	3,582	3,346
Operating expenses:
Research and development	1,301	1,309	1,389	1,143	1,235	1,178	1,387	1,359	1,284
Sales and marketing	2,142	2,483	2,387	1,552	2,040	2,439	2,505	2,287	2,238
General and administrative	2,647	3,379	2,227	3,046	2,788	2,552	4,353	3,140	2,722
Write-off of construction in progress	—	—	—	—	—	—	—	3,440	—

Total operating expenses	6,090	7,171	6,003	5,741	6,063	6,169	8,245	10,226	6,244

Income (loss) from operations	(7,535)	(8,832)	(7,326)	(9,280)	(6,025)	(2,638)	(4,665)	(6,644)	(2,898)
Other income (expense):
Interest expense	(2,110)	(3,447)	(1,513)	(14,720)	3,366	(15,620)	(8,039)	(10,306)	(16,151)
Gain on extinguishment of convertible notes	—	—	—	—	8,898	—	—	—	—
Loss on exchange of convertible notes	—	—	—	—	(5,212)	(485)	—	—	—
Debt extinguishment costs	—	—	(1,379)	—	—	—	—	—	—
Costs associated with postponed public offering	—	—	—	—	—	(241)	—	—	—

Total other income (expense), net	(2,110)	(3,447)	(2,892)	(14,720)	7,052	(16,346)	(8,039)	(10,306)	(16,151)

Net income (loss)	$(9,645)	$(12,279)	$(10,218)	$(24,000)	$1,027	$(18,984)	$(12,704)	$(16,950)	$(19,049)

We achieved positive Adjusted EBITDA in the three months ended June 30, 2013 and have sustained a positive quarterly Adjusted EBITDA through the three months ended March 31, 2014. The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months Ended
	2012				2013				2014
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31
	($ in thousands)
Net income (loss)	$ (9,645)	$(12,279)	$(10,218)	$(24,000)	$1,027	$(18,984)	$(12,704)	$(16,950)	$(19,049)
Interest expense (income)(1)	2,110	3,447	1,513	14,720	(3,366)	15,620	8,039	10,306	16,151
Depreciation and amortization	2,142	2,346	2,564	2,632	2,469	2,479	2,483	2,630	2,631
Loss on disposal of assets	—	—	—	2,489	—	—	—	230	15
Stock-based compensation(2)	299	431	438	486	495	510	2,916	505	339
Gain on extinguishment of convertible notes	—	—	—	—	(8,898)	—	—	—	—
Loss on exchange of convertible notes	—	—	—	—	5,212	485	—	—	—
Debt extinguishment costs	—	—	1,379	—	—	—	—	—	—
Costs associated with postponed public offering	—	—	—	—	—	241	—	—	—
Write-off of construction in progress	—	—	—	—	—	—	—	3,440	—

Adjusted EBITDA	$(5,094)	$(6,055)	$(4,324)	$(3,673)	$(3,061)	$351	$734	$161	$87

(1)	Interest expense (income) consists primarily of fair market value adjustments related to our subordinated notes, convertible notes and the issuance of our Series C warrants, subordinated note and convertible note issuance costs, the amortization of the subordinated note debt discount and imputed interest on our obligations under our cross license agreements with Cabot Corporation.
(2)	Represents non-cash stock-based compensation related to stock option grants.

Liquidity and Capital Resources

Overview

We have experienced significant losses from inception, have an accumulated deficit of $351.8 million as of March 31, 2014 and have substantial ongoing cash flow commitments including debt maturities of $19.8 million in September 2014 and $0.5 million in December 2014. We have invested significant resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and costs required by our customers. We are currently experiencing rapid growth as we gain share in our target markets.

Our current financial forecast anticipates continued annual revenue growth, increased gross profit and improving annual cash flows from operations. However, our line of credit agreement expires in July 2014 and we are required to repay $19.8 million upon maturity of the subordinated notes in September 2014. We are actively pursuing sources of new financing, including this offering, to replace the subordinated notes and line of credit upon maturity.

We believe that our existing cash and net proceeds from this offering will be sufficient (i) to fund the design, development and construction of our third production line in East Providence to expand our production capacity, (ii) to repay amounts outstanding under our subordinated notes and line of credit, and (iii) to fund a portion of the design, development and construction of a second production plant in Europe or Asia. We expect to supplement the funds available to us from this offering with anticipated cash flows from operations, local government grants and debt financings to provide the capital required to complete the first production line in our second facility. We will need to pursue alternative sources of financing, including additional issuance of debt or private equity, if this offering is not completed.

Primary Sources of Liquidity

As of March 31, 2014, we had $1.2 million of cash. We have had significant capital expenditures associated with the construction and build out of our East Providence facility. Because our cash flow from operations has been unable to finance these expenditures, we have turned to additional sources of capital discussed below in order to provide us with the necessary liquidity.

In March 2011, we entered into a $10.0 million revolving credit facility with Silicon Valley Bank. Due to a borrowing limitation under the terms of the credit facility, the effective amount available to us under the credit facility is $8.2 million, of which $5.4 million remained available to us as of March 31, 2014 after giving effect to the $1.5 million drawn on the line of credit and the $1.2 million of outstanding letters of credit. As of May 15, 2014, we had $1.5 million drawn on the line of credit and $1.2 million of outstanding letters of credit. Interest on amounts outstanding under the revolving credit facility is equal to the greater of the prime rate or 4% per annum, plus 1.0% per annum. In addition, we are required to pay a quarterly unused revolving line facility fee of 0.5% per annum of the average unused portion of the revolving credit facility. The revolving credit facility will mature on July 27, 2014. See “Description of Certain Indebtedness.”

In December 2010, we entered into a subordinated note and warrant purchase agreement with affiliates of Piper Capital LLC and other investors and issued an aggregate of $10.0 million principal amount of subordinated notes. Twice in June 2011, and in December 2011, June 2012, September 2012 and March 2013, we amended the subordinated note and warrant purchase agreement to revise the maturity date and other terms in connection with the various issuances of our convertible notes. The subordinated notes bear interest at the rate of 20% per annum and are required to be repaid upon the earlier of: (i) September 30, 2014, (ii) the first anniversary of the completion of this offering or (iii) the last business day prior to the date that any of our preferred stock is redeemed. As of March 31, 2014, the total outstanding principal and accrued interest under the subordinated notes was $18.1 million. See “Description of Certain Indebtedness.”

Our recurring net losses taken together with the maturity of our subordinated notes and the expiration of our revolving credit facility have caused our independent registered accounting firm to express doubt about our ability to continue as a going concern. We plan to repay our subordinated notes and borrowings under our revolving credit facility with a portion of the net proceeds from this offering.

From June 2011 through May 15, 2014, we have issued convertible notes with an aggregate principal amount outstanding and accrued but unpaid interest of $103.7 million. These convertible notes accrue interest at 8% per annum. Principal and interest of $0.5 million is due and payable in December 2014 and the remainder is due at various dates during 2016. The unpaid principal amount plus accrued interest of the convertible notes will automatically convert into common stock upon the closing of the offering made hereby at a conversion price equal to 62.5% of the price to the public in this offering. See “Description of Certain Indebtedness.”

Analysis of Cash Flow

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	($ in thousands)
Net cash provided by (used in):
Operating activities	$(24,153)	$(25,879)	$(13,688)	$(4,714)	$779
Investing activities	(31,872)	(9,785)	(3,329)	(740)	(1,108)
Financing activities	40,466	25,766	17,248	9,371	(90)

Net increase (decrease) in cash	(15,559)	(9,898)	231	3,917	(419)
Cash, beginning of period	26,800	11,241	1,343	1,343	1,574

Cash, end of period	$11,241	$1,343	$1,574	$5,260	$1,155

Net Cash Used in Operating Activities

Our net cash generated by operating activities for the three months ended March 31, 2014 was $0.8 million and was comprised of our net loss of $19.0 million adjusted for non-cash items of $19.0 million (including depreciation and amortization of $2.6 million, accretion of debt to fair value of $16.1 million and stock compensation expense of $0.3 million) and the net increase in cash from changes in operating assets and liabilities of $0.8 million. This increase in cash from changes in operating assets and liabilities was primarily due to a decrease in accounts receivable of $2.5 million, a decrease in prepaid expenses and other current assets of $0.1 million and increases in deferred revenue and accounts payable of $0.5 million and $0.4 million, respectively, partially offset by a decrease in accrued expenses of $1.9 million and an increase in inventories of $0.8 million. The decrease in accounts receivable was primarily driven by decreased product revenue in the three months ended March 31, 2014 as compared to the three months ended December 31, 2013. The increase in inventories was driven by an inventory build-up to support the expected sales volume in the three months ending June 30, 2014 and the decrease in accrued expenses is driven by the $2.0 million net decrease in non-equity incentive compensation.

Our net cash used in operating activities for the three months ended March 31, 2013 was $4.7 million and was comprised of our net income of $1.0 million reduced by non-cash items of $4.1 million (including depreciation and amortization of $2.5 million, amortization of debt issuance costs and non-cash interest expense of $0.6 million, loss on exchange of convertible notes of $5.2 million, issuance of Series C preferred stock warrants in connection with senior convertible notes of $3.6 million and stock compensation expense of $0.5 million, which were more than offset by a gain on extinguishment of convertible notes of $8.9 million and change in the fair value of debt of $7.6 million) and the net decrease in cash from changes in operating assets and liabilities of $1.6 million. This decrease in cash from changes in operating assets and liabilities was primarily due to decreases in other long-term liabilities of $1.5 million, decreases in accounts payable of $1.5 million, partially offset by decreases in accounts receivable of $1.5 million. The decrease in other liabilities was due to payments made pursuant to our cross license agreement with Cabot Corporation. The decreases in accounts receivable balance was primarily driven by the decrease in revenue in the three months ended March 31, 2013 as compared to the fourth quarter of 2012 and the timing of cash receipts; and the decrease in accounts payable was due mainly to an increase in payments during the period.

Our net cash used in operating activities in 2013 was $13.7 million and was primarily due to our net loss of $47.6 million adjusted for non-cash items of $45.5 million (including depreciation and amortization of $10.1 million, write-off of construction in progress of $3.4 million, loss on disposal of assets of $0.2 million, debt issuance costs and noncash interest expenses of $1.0 million, write-off of costs associated with a postponed public offering of $0.2 million, accretion of debt to fair value of $18.7 million, loss on exchange of convertible notes of $5.7 million, issuance of Series C preferred stock warrants in connection with senior convertible notes of

$10.7 million, and stock compensation expense of $4.4 million, partially offset by a gain on extinguishment of convertible notes of $8.9 million) and the net decrease in cash from changes in operating assets and liabilities of $11.6 million. This decrease in cash from changes in operating assets and liabilities was primarily due to increases in accounts receivable of $4.8 million, increases in inventories of $0.5 million, increases in prepaid expenses and other assets of $0.3 million, decreases in accounts payable of $1.7 million, decreases in deferred revenue of $0.6 million and a decrease in other liabilities of $6.0 million, partially offset by an increase in accrued expenses of $2.3 million. The increases in accounts receivable and inventory balances are primarily driven by the increase in product revenue and the increase in accrued expenses was due to the accrual of non-equity incentive compensation. The decrease in other liabilities was due to payments made pursuant to our cross license agreement with Cabot Corporation.

Our net cash used in operating activities in 2012 was $25.9 million and was primarily due to our net loss of $56.1 million adjusted for non-cash items of $37.0 million (including depreciation and amortization of $9.7 million, loss on disposal of assets of $2.5 million, debt issuance costs and noncash interest expenses of $3.0 million, accretion of debt to fair value of $18.7 million, stock compensation expense of $1.7 million, and loss on extinguishment of debt of $1.4 million) and a net decrease in cash due to changes in operating assets and liabilities of $6.6 million. This decrease in cash from changes in operating assets and liabilities was primarily due to an increase in accounts receivable of $6.8 million and a decrease in other liabilities of $6.0 million, partially offset by decreases in inventories of $3.2 million, increases in accounts payable of $1.7 million, increases in accrued expenses of $1.1 million, and increases in deferred revenue of $0.3 million. The increase in accounts receivable was primarily driven by the increase in our product revenue, while the decrease in other liabilities was due to payments made pursuant to our cross license agreement with Cabot Corporation.

Our net cash used in operating activities in 2011 was $24.2 million and was primarily due to our net loss of $32.8 million adjusted for non-cash items of $21.0 million (including depreciation and amortization of $7.5 million, debt issuance costs and noncash interest expenses of $3.5 million, write-off of costs associated with a postponed public offering of $3.4 million, write-off of costs associated with a loan application of $0.6 million, accretion of debt to fair value of $4.8 million, stock compensation expense of $1.1 million, and provision for accounts receivable of $0.1 million) and a net decrease in cash due to changes in operating assets and liabilities of $12.2 million. This decrease in cash from changes in operating assets and liabilities was primarily due to increases in inventories of $7.3 million, increases in prepaid expenses and other assets of $0.1 million, decreases in accounts payable of $0.7 million, decreases in accrued expenses of $0.7 million, and a decrease in other liabilities of $6.8 million, partially offset by decreases in accounts receivable of $2.9 million and increases in deferred revenue of $0.5 million. The decrease in accounts receivable and increase in inventories were primarily driven by a decrease in project-based revenue during the year, while the decrease in other liabilities was due to payments made pursuant to our cross license agreement with Cabot Corporation.

Net Cash Used in Investing Activities

Net cash used in investing activities is primarily related to capital expenditures to support our growth. For the years ended December 31, 2011 and 2012, investing activities also included changes in the balance of restricted cash. For the year ended December 31, 2011, investing activities also included proceeds from sales and maturities of our marketable securities.

Net cash used in investing activities for the three months ended March 31, 2013 and 2014 totaled $0.7 million and $1.1 million, respectively, and included capital expenditures primarily for machinery and equipment to improve the throughput and efficiency of our East Providence manufacturing operations.

Net cash used in investing activities for 2013 totaled $3.3 million and included capital expenditures primarily for machinery and equipment to improve the throughput and efficiency of our East Providence manufacturing operations.

Net cash used in investing activities for 2012 totaled $9.8 million and included capital expenditures of $10.2 million for machinery and equipment, primarily related to the build-out of our third manufacturing line at our East Providence facility which is not yet in service, offset, in part, by a decrease in restricted cash of $0.5 million.

Net cash used in investing activities for 2011 totaled $31.9 million and included capital expenditures of $36.3 million for machinery and equipment, primarily related to the build-out of our second manufacturing line at our East Providence facility, offset, in part, by net proceeds from the sale and maturities of marketable securities of $4.0 million and by a decrease in restricted cash of $0.4 million.

Net Cash Provided by Financing Activities

Cash flows from financing activities primarily include net proceeds from issuances of senior convertible notes and convertible notes and net borrowings under our revolving credit facility.

Net cash used in financing activities for the three months ended March 31, 2014 totaled $0.1 million and included $0.6 million of payments for professional services costs associated with our planned initial public offering, partially offset by $0.5 million in net borrowings under our revolving credit facility.

Net cash provided by financing activities in the three months ended March 31, 2013 totaled $9.4 million and included $8.5 million in proceeds from the issuance of senior convertible notes and $1.5 million in net borrowings under our revolving credit facility, partially offset by a $0.6 million of payments of financing costs.

Net cash provided by financing activities in 2013 totaled $17.2 million and included $18.5 million in proceeds from the issuance of senior convertible notes, less $0.3 million in net repayments under our revolving credit facility and $0.9 million of payments of financing costs.

Net cash from financing activities in 2012 totaled $25.8 million and included $24.9 million in proceeds from the issuance of convertible notes and $1.3 million in net borrowings under our revolving credit facility, less $0.4 million of payments of financing costs.

Net cash from financing activities in 2011 totaled $40.5 million and included $45.0 million in proceeds from the issuance of convertible notes, less $3.4 million of payments of deferred offering costs, $0.8 million of payments of financing costs, and $0.2 million of repayments of borrowings under long-term debt.

Capital Spending and Future Capital Requirements

We have made capital expenditures primarily to develop and expand our manufacturing capacity. Our capital expenditures totaled $36.3 million in 2011, $10.2 million in 2012 and $3.3 million in 2013, and $0.7 million and $1.1 million in the three months ended March 31, 2013 and 2014, respectively. As of March 31, 2014, we had capital commitments of $1.0 million, which included commitments for which we have entered into contracts as well as commitments authorized by our Board of Directors. These commitments relate to the improvement of our existing production lines and the engineering and development of our third production line in the East Providence facility. These commitments consist of engineering costs, equipment costs, construction costs and related financing costs. We plan to fund these capital commitments from available cash, available credit under our revolving credit facility with Silicon Valley Bank and the proceeds from this offering.

We have funded our capital expenditures related to design, development and construction of our existing manufacturing facility in East Providence with cash on hand and the proceeds of our financings to date. We currently estimate that design, development and construction of our third production line in the East Providence facility will require additional expenditures of $30 million. We intend to fund capital expenditures related to design, development and construction of our planned second manufacturing facility with the remaining proceeds from this offering, cash flow from operations, local government grants and debt financings. We estimate that the total expenditures for the first production line in our second manufacturing facility will be approximately $80 million to $100 million.

We expect to make approximately $2.7 million in capital expenditures for environmental control facilities in 2014, most of which relate to emission control equipment to support the addition of our planned third production line.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2013, under contracts that provide for fixed and determinable payments over the periods indicated:

Contractual Obligations(1)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($ in thousands)
Purchase order commitments	$6,848	$6,848	$—	$—	$—
Operating leases	2,842	934	1,822	79	7
Capital leases	278	97	181	—	—
Revolving Credit Facility	1,000	1,000	—	—	—
Subordinated Notes	19,834	19,834	—	—	—
Accrued Asset Retirement Obligations	1,136	—	1,136	—	—

Total	$31,938	$28,713	$3,139	$79	$7

(1)	The contractual obligations table excludes repayment of our convertible notes, all of which will be automatically converted into shares of our common stock upon closing of the offering made hereby.

Operating and Capital Leases

We lease our office space for our corporate offices in Northborough, Massachusetts, which expires in 2016, and warehouse space and land nearby our East Providence facility, which expire at various dates from 2016 through 2021, under non-cancelable operating lease agreements. See “Business — Facilities.” We also lease vehicles and equipment under non-cancelable capital leases that expire at various dates.

Revolving Credit Facility

In March 2011, we entered into a $10.0 million revolving credit facility, as subsequently amended, with Silicon Valley Bank, of which we could have drawn $8.2 million as of March 31, 2014. As of March 31, 2014, we had $1.5 million outstanding under the revolving credit facility. The amount available to us under the line of credit at March 31, 2014 was $5.4 million after giving effect to a borrowing limitation, the $1.5 million drawn on the line of credit and the $1.2 million of outstanding letters of credit. Interest on amounts outstanding under the revolving credit facility is equal to the greater of the prime rate or 4% per annum, plus 1.0% per annum. In addition, we are required to pay a quarterly unused revolving line facility fee of 0.5% per annum of the average unused portion of the revolving credit facility. The revolving credit facility will mature on July 27, 2014. See “Description of Certain Indebtedness.”

Subordinated Notes

On December 29, 2010, we issued secured subordinated promissory notes, as subsequently amended, for aggregate proceeds of $10.0 million. The notes are collateralized by certain of our assets at our East Providence facility. The term notes bear interest at 20% per annum, and all accrued interest on the notes is compounded by adding it to the principal of the subordinated notes on a semi-annual basis commencing on June 30, 2011 and continuing until the last such date to occur prior to maturity. The subordinated notes are required to be repaid upon the earlier of: (i) September 30, 2014, (ii) the first anniversary of the completion of this offering or (iii) the last business day prior to the date that any of our preferred stock is redeemed. The noted contractual obligation reflects the balance of principal and accrued interest anticipated to be due on September 30, 2014. See “Description of Certain Indebtedness.”

Accrued Asset Retirement Obligations

We have asset retirement obligations arising from requirements to perform certain asset retirement activities at the termination of our Northborough facility lease and upon disposal of certain machinery and equipment. The liability was initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life.

Off Balance Sheet Arrangements

Since inception, we have not engaged in any off balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

Recent Accounting Pronouncements

On April 5, 2011, the Jump-Start Our Business Startups Act (the JOBS Act) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we have elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). The amendments in ASU 2013-11 require an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss or a tax credit carryforward except when: (1) An NOL carryforward, a similar tax loss or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; or (2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

Presentation of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The revised guidance requires reporting the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about these amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. The guidance was effective prospectively for reporting periods beginning after December 15, 2012. Early adoption was permitted. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements; and therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. See note 2 to our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition

We recognize product revenue from the sale of our line of aerogel products and research services revenue upon delivery of research and development services, including under contracts with various agencies of the U.S. government. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, delivery has occurred or services have been provided and collectability is reasonably assured. Product revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment or delivery. In general, our customary shipping terms are FOB shipping point. Products are typically delivered without significant post-sale obligations to customers other than standard warranty obligations for product defects. We provide warranties for our products and record the estimated cost within cost of sales in the period that the revenue is recorded. Our standard warranty period extends one to two years from the date of sale, depending on the type of product purchased. Our warranties provide that our products will be free from defects in material and workmanship, and will, under normal use, conform to the specifications for the product. For the years ended December 31, 2011, 2012 and 2013, and the three months ended March 31, 2013 and 2014, warranty charges have been insignificant.

Research services revenue is derived from the execution of contracts awarded by the U.S. federal government or other government agencies and other institutions. Our research and development arrangements require us to provide research in which we investigate new applications of aerogel insulation. We record revenue earned on research services contracts using the percentage-of-completion method in two ways: (1) for firm-fixed-price contracts, we accrue that portion of the total contract price that is allocable, on the basis of our estimates of costs incurred to date to total contract cost; (2) for cost-plus-fixed-fee contracts, we record revenue that is equal to total payroll cost incurred times a stated factor plus reimbursable expenses, to a stated upper limit. The primary cost in these arrangements is the labor effort expended in completing the research and the only deliverable other than labor hours expended is the reporting of the research results to the customer. Because the input measure of labor hours expended is also reflective of the output measure, it is a reliable means to measure the extent of progress towards completion. Contract costs and rates used to allocate overhead to contracts are subject to audit by the respective contracting government agency. Revisions in cost estimates and fees during the course of the contract are reflected in the accounting period in which the facts that require the revisions become known.

Stock-based Compensation

We maintain an equity incentive plan pursuant to which our board of directors may grant qualified and nonqualified stock options to officers, key employees and others who provide or have provided service to us. We measure the costs associated with stock option grants based on their estimated fair value at date of grant. We recognize the costs of options as service or performance conditions are met. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions. Stock-based compensation is included in cost of revenue and operating expenses as set forth below:

	Year Ended December 31			Three Months Ended March 31
	2011	2012	2013	2013	2014
	($ in thousands)
Cost of product revenue	$195	$221	$496	$318	$218
Operating expenses:
Research and development	111	112	267	18	21
Sales and marketing	164	384	727	61	44
General and administrative	594	937	2,936	98	56

Total	$1,064	$1,654	$4,426	$495	$339

We use the Black-Scholes option-pricing model to estimate the fair value of stock-based awards. The determination of the estimated fair value of stock-based awards is based on a number of complex and subjective assumptions. These assumptions include the determination of the estimated fair value of the underlying security, the expected volatility of the underlying security, a risk-free interest rate, the expected term of the option, and the forfeiture rate for the award class. The following assumptions were used to estimate the fair value of the option awards:

	Year Ended December 31
	2011	2012	2013
Weighted-average assumptions:
Expected term (in years)	6.05	6.02	5.47
Expected volatility	49.33%	58.06%	48.99%
Risk free rate	2.06%	0.95%	1.69%
Expected dividend yield	—%	—%	—%

•	We did not grant stock option awards during the three months ended March 31, 2013 and 2014.

•

The expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method described in ASC Topic 718, Compensation — Stock Compensation, for all grants. We believe this is a better representation of the estimated life than our actual limited historical exercise behavior.

•

For the years ended December 31, 2011, 2012 and 2013, the expected volatility is based on the weighted-average volatility of up to six companies within various industries that we believe are similar to our own.

•	The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

•	We use an expected dividend yield of zero, since we do not intend to pay cash dividends on our common stock in the foreseeable future, nor have we paid dividends on our common stock in the past.

As share-based compensation expense is recognized based on awards ultimately expected to vest, it has been reduced for an estimated forfeiture rate of 3% for the years ended December 31, 2011, 2012 and 2013, and the three months ended March 31, 2013 and 2014. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. Forfeitures were estimated based on voluntary termination behavior as well as analysis of actual option forfeitures.

For performance-based stock options issued during the year ended December 31, 2013, we used a Monte Carlo simulation model to estimate the number of options we expect to remain outstanding and eligible for vesting upon completion of an IPO, including this offering. The simulation model is based on a number of complex assumptions including the terms of the performance condition, the value of our common stock at the time of our IPO, the expected time from the date of grant to our IPO, and expected volatility. The number of options expected to remain outstanding and eligible for vesting upon completion of our IPO was estimated to be 96.8% and 97.4% of the options granted at August 7, 2013 and December 20, 2013, respectively. The compensation cost of these performance-based options was determined by multiplying the Black-Scholes estimate of grant date fair value by the percentage of options expected to remain outstanding and eligible for vesting upon completion of our IPO.

As of March 31, 2014, there was approximately $10.5 million of total estimated unrecognized compensation cost related to unvested options under our equity incentive plan. There was approximately $3.2 million of total estimated unrecognized compensation cost related to service-based options, which will be recognized over a weighted-average period of 2.40 years. There was approximately $7.3 million of total estimated compensation cost related to performance-based options, of which a portion of the total cost will be recognized upon completion of our IPO and the remainder over the requisite service period.

The assumptions underlying these valuations represent management’s estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different. The most significant input into the Black-Scholes option-pricing model used to value our option grants is the estimated fair value of our common stock. We considered a combination of valuation methodologies, including market and transaction approaches.

Determination of Fair Value

We believe we have used reasonable methodologies and assumptions in determining the fair value of our common stock for financial reporting purposes. Prior to this offering, there was no public market for our common stock. In the absence of a public market for our common stock, the fair value of our common stock underlying our stock options has historically been determined by our board of directors using methodologies consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In connection with making this determination, we have engaged third-party valuation advisors to assist us.

The methodologies we have employed to determine the fair value of our common stock have included the market approach and the income approach. These methodologies are used to estimate the enterprise value of the business under various liquidity event scenarios, including an initial public offering by the company and the sale of the company. To support the valuations, we utilized a probability-weighted expected return under those various liquidity scenarios, public guideline companies and market multiples, our cash flow projections and other assumptions to derive the enterprise value of the business. We then derived the estimated fair value of each class of stock, taking into consideration the rights and preferences of each instrument based on a probability-weighted expected return.

The most significant factors considered in estimating the fair value of our common stock were as follows:

•	current business conditions and projections;

•	the probability and value of future liquidity scenarios, including an initial public offering by the company and the sale of the company;

•	the average equity volatilities of peer companies;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital conditions.

We believe consideration of these factors by our board of directors was a reasonable approach to estimating the fair value of our common stock for the periods considered. Estimating the fair value of our common stock requires complex and subjective judgments, however, and there is inherent uncertainty in our fair value estimates.

The following table summarizes the number of stock options granted from January 1, 2011 through March 31, 2014, the average per share exercise price of the options and the estimated per share fair value of the options:

Date of Grant	Number of Options Granted		Per Share Exercise Price(1)	Estimated per Share Option Fair Value(2)
January 18, 2011	1,414		$546.95	$277.60
January 19, 2011	220		546.95	277.60
March 16, 2011	331		546.95	269.36
May 18, 2011	3,520		914.09	443.18
August 10, 2011	649		932.82	438.31
November 11, 2011	828		693.06	339.04
January 23, 2012	298		666.83	300.45
March 14, 2012	2,496		666.83	369.01
May 9, 2012	3,432		640.61	348.40
August 8, 2012	420		606.89	325.55
November 7, 2012	18,174		295.95	158.47
August 7, 2013	428,604	(3)	3.37	4.50
August 7, 2013	1,500,113	(4)	3.37	4.12
December 20, 2013	47,281	(5)	6.74	6.37
December 20, 2013	165,484	(6)	6.74	5.99

Total	2,173,264

(1)	The per share exercise prices of options were established by our board of directors at the time of the grant.
(2)	The per share fair values of the options were estimated as of the date of grant using the Black-Scholes option pricing model. This model estimates the fair value by applying a series of factors including the exercise price of the option, a risk-free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock. The per share fair value of performance-based options has been adjusted to reflect the percentage of options expected to remain outstanding and eligible for vesting upon completion of our IPO as determined by a Monte Carlo simulation. The simulation model is based on a number of complex assumptions including the terms of the performance condition, the value of our common stock at the time of our IPO, the expected time from the date of grant to our IPO, and expected volatility. Additional information regarding our option awards is set forth in note 16 to our audited consolidated financial statements included elsewhere in this prospectus. For financial reporting purposes, we have recorded stock-based compensation expense associated with the August 7, 2013 and December 20, 2013 option grants using a $6.74 per share and a $10.49 per share, respectively, fair value of our common stock as determined by the retrospective valuations described below in “—Grants on August 7, 2013” and “—Grants on December 20, 2013”, respectively.
(3)	In connection with this grant, 49,967 previously issued options were forfeited by the holders of these options.
(4)

These options are performance-based options. Upon our IPO, the number of shares subject to these options shall be reduced, if necessary, such that each holder’s total option holdings shall equal a target percentage of our common stock deemed outstanding immediately prior to the offering. If the number of shares subject to these options is insufficient to achieve the target percentage upon our IPO, we are under no obligation to grant additional options to the holders. The aggregate target percentage for all holders of performance-based options on the date of grant was 13.896%.
(5)	In connection with this grant, 2,533 previously issued options were forfeited by the holders of these options.
(6)	These options are performance-based options. Upon our IPO, the number of shares subject to these options shall be reduced, if necessary, such that each holder’s total option holdings shall equal a target percentage of our common stock deemed outstanding immediately prior to the offering. If the number of shares subject to these options is insufficient to achieve the target percentage upon our IPO, we are under no obligation to grant additional options to the holders. The aggregate target percentage for all holders of performance-based options issued on the date of grant was 1.488%.

Based on the mid-point of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of our outstanding stock options as of May 15, 2014 was $23.6 million.

The fair value of our common stock was estimated using the probability-weighted expected return method, or PWERM, which considers the value of preferred and common stock based upon analysis of the future values for equity assuming various future outcomes, including initial public offerings, merger or sale, dissolutions or continued operation as a private company. Accordingly, share value is based upon the probability-weighted present value of the Company based on the possible future events, as well as the rights and preferences of each share class. PWERM is complex as it requires numerous assumptions relating to potential future outcomes of equity, hence, the use of this method can be applied: (i) when possible future outcomes can be predicted with reasonable certainty; and (ii) when there is a complex capital structure (i.e., several classes of preferred and common stock).

Grants from January 18, 2011 through March 16, 2011. On January 18, 2011, our board of directors established the exercise price per share of common stock at $546.95 per share determined by the PWERM method. Our board of directors reaffirmed this exercise price on January 19, 2011 and March 16, 2011 in connection with option grants. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. The significant drivers and weightings for our valuations during this period were: initial public offering, 60%; sale of our company/assets, 20%; remain private, 15%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on May 18, 2011. On May 9, 2011, our board of directors established the exercise price per share of common stock at $914.09 per share determined by the PWERM method. Our board of directors reaffirmed this exercise price on May 18, 2011 in connection with option grants. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. The significant drivers and weightings for our valuations during this period were: initial public offering, 70%; sale of our company/assets 20%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on August 10, 2011. On August 10, 2011, our board of directors established the exercise price per share of common stock at $932.82 per share determined by the PWERM method. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples that represented a premium to the top quartile of comparable companies was appropriate and modestly increased such premium. The significant drivers and weighting for our valuations during this period were: initial public offering, 80%; sale of our company/assets, 10%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on November 11, 2011. On November 11, 2011, our board of directors established the exercise price per share of common stock at $693.06 per share determined by the PWERM method. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples that represented a premium to the top quartile of comparable companies was appropriate and modestly decreased such premium. The significant drivers and weighting for our valuations during this period were: initial public offering, 80%; sale of our company/assets, 10%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants from January 23, 2012 to March 14, 2012. On January 23, 2012 and March 14, 2012, our board of directors established the exercise price per share of common stock at $666.83 per share determined by the PWERM method. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples that represented a premium to the top quartile of comparable companies was appropriate. The significant drivers and weighting for our valuations during this period were: initial public offering, 70%; sale of our company/assets, 20%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on May 9, 2012. On May 9, 2012, our board of directors established the exercise price per share of common stock at $640.61 per share determined by the PWERM method. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples that represented a premium to the top quartile of comparable companies was appropriate and modestly decreased such premium. The significant drivers and weighting for our valuations during this period were: initial public offering, 70%; sale of our company/assets, 20%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on August 8, 2012. On August 8, 2012, our board of directors established the exercise price per share of common stock at $606.89 per share determined by the PWERM method. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples that represented a premium to the top quartile of comparable companies was appropriate and modestly decreased such premium. The significant drivers and weighting for our valuations during this period were: initial public offering, 55%; sale of our company/assets, 40%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on November 7, 2012. On November 7, 2012, our board of directors established the exercise price per share of common stock at $295.95 per share determined by the PWERM method. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples that represented a premium to the top quartile of comparable companies was appropriate and modestly decreased such premium. The significant drivers and weighting for our valuations during this period were: initial public offering, 40%; sale of our company/assets, 45%; remain private, 10%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on August 7, 2013. On August 7, 2013, our board of directors established the exercise price per share of common stock at $3.37 per share determined by the PWERM method. This contemporaneous valuation took into consideration market and general economic events as well as our financial results and other data available at that time, including our issuance of convertible notes and additional preferred equity securities in our March 2013 financing, which was dilutive to existing stockholders. The board adopted a revised set of comparable companies to more accurately reflect the nature of our business. In addition, the board reset our market multiples to fall within the top quartile of the revised set of comparable companies. The significant drivers and weighting for our valuations during this period were: initial public offering, 40%; sale of our company/assets, 45%; remain private, 5%; and dissolution, 10%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

As part of its determination of the fair value of our common stock, our board of directors considered that a valuation dated March 31, 2013 reasonably reflected the per share fair value of our common stock on August 7, 2013. However, given the relative proximity of a subsequent valuation dated September 30, 2013 to the August 7, 2013 grant date, we concluded that a retrospective valuation of the fair value of our common stock, including all projections, facts and circumstances known to us as of the date of the delivery of the subsequent valuation on January 6, 2014, might have resulted in a fair value of our common stock as of the August 7, 2013 grant date of up to $6.74 per share. For financial reporting purposes, we have recorded stock-based compensation expense associated with the August 7, 2013 option grants using a $6.74 per share fair value of our common stock, as determined by the retrospective valuation.

Grants on December 20, 2013. On December 20, 2013, our board of directors established the exercise price per share of common stock at $6.74 per share determined by the PWERM method. This contemporaneous valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples within the top quartile of comparable companies was appropriate. The significant drivers and weighting for our valuations during this period were: initial public offering, 50%; sale of our company/assets, 30%; remain private, 15%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability-weighted value per share.

As part of its determination of the fair value of our common stock, our board of directors considered that a valuation dated September 30, 2013 reasonably reflected the per share fair value of our common stock on December 20, 2013. However, given the relative proximity of a subsequent valuation dated December 31, 2013 to the December 20, 2013 grant date, we concluded that a retrospective valuation of the fair value of our common stock, including all projections, facts and circumstances known to us as of the date of the delivery of the subsequent valuation on March 10, 2014, might have resulted in a fair value of our common stock as of the December 20, 2013 grant date of up to $10.49 per share. For financial reporting purposes, we have recorded stock-based compensation expense associated with the December 20, 2013 option grants using a $10.49 per share fair value of our common stock, as determined by the retrospective valuation.

The mid-point of the initial public offering price range set forth on the cover of this prospectus, $15.00 per share, was determined as a result of negotiations between us and the underwriters. In comparison, our retrospective valuation of our common stock as of December 20, 2013 was $10.49 per share. As is typical in initial public offerings, the initial public offering price was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this price were the following: (i) the history and prospects for the industry in which we compete; (ii) our financial information; (iii) the ability of our management, our business potential and earning prospects; (iv) the prevailing securities markets at the time of this offering; and (v) the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

The mid-point of the initial public offering price range reflects an increase over the $10.49 per share retrospective valuation of our common stock as of December 20, 2013. We believe the difference is due to the factors discussed below. We began preparation of the registration statement of which this prospectus is a part in January 2014, confidentially submitted the registration statement in March 2014, publicly filed the registration statement in April 2014, and filed the first and second amendments in May 2014. We believe that these facts signaled that the initial public offering scenario utilized in our valuation model, which was given a 50% probability at the time of our December 20, 2013 option grants, was becoming more likely, resulting in a significantly higher total probability for the initial public offering scenario as compared to the other scenarios. Any significant increase in probability assigned to the initial public offering scenario rather than the other scenarios results in a significant increase in the fair value of our common stock. The determination of the initial public offering price range necessarily assumes that the initial public offering has occurred, which would imply attributing a 100% probability to the initial public offering scenario. In addition, we believe that the creation of a public market for our common stock, the conversion of our preferred stock and convertible notes into common stock, and our ability to repay our subordinated notes and our line of credit, in each case in connection with the initial public offering, further increases the fair value of our common stock and the absence of the above-referenced factors was appropriately taken into account in the determination of the fair market value of our common stock at the time of the December 20, 2013 option grants.

Valuation models require the input of highly subjective assumptions. There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, the time to undertaking and completing an initial public offering or other liquidity event, as well as determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net income (loss) and net income (loss) per share could have been significantly different. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances regarding any particular valuation of our common stock.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. We account for uncertain tax positions using a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize penalties and interest related to recognized tax positions, if any, as a component of income tax expense.

Management’s judgment and estimates are required in determining our tax provision, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. We review the recoverability of deferred tax assets during each reporting period by reviewing estimates of future taxable income, future reversals of existing taxable temporary differences and tax planning strategies that would, if necessary, be implemented to realize the benefit of a deferred tax asset before expiration. We have recorded a full valuation allowance against our deferred tax assets due to the uncertainty associated with the utilization of the net operating loss carryforwards. In assessing the realizability of deferred tax assets, we consider all available evidence, historical and prospective, with greater weight given to historical evidence, in determining whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets generally is dependent upon generation of future taxable income.

Fair Value Option and Fair Value Measurements

ASC Subtopic 825-10 provides entities with an option to measure many financial instruments and certain other items at fair value. Under this guidance, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings each reporting period. As a result of electing this option, we record our subordinated notes and convertible notes at fair value in order to measure these liabilities at an amount that more accurately reflects the economics of these instruments.

The fair value of the convertible notes was determined by utilizing a probability weighted discounted cash flow analysis. This analysis determined the amount to be paid on the notes in either cash or shares at the occurrence of certain events in which the convertible notes would be converted into shares of our common stock or would be repaid to the lender in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of each of the various events occurring and discount rates.

Based upon the above we have determined that the valuation of the subordinated notes and convertible notes is a Level 3 valuation as the valuation utilized several unobservable inputs. Accordingly, valuations of subordinated notes and convertible notes require the input of highly subjective assumptions to create a probability weighted discounted cash flow analysis. These assumptions include significant judgments and estimates inherent in the determination of these valuations. These significant judgments include the time to and the probability of completing an initial public offering or other liquidity event and the appropriate valuation methods. Changes to the assumptions and estimates could have a significant impact on the fair value of our subordinated notes and convertible notes, interest expense, net income (loss) and net income (loss) per share.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary.

Redeemable Convertible Preferred Stock

Our redeemable convertible preferred stock was classified as temporary equity and shown net of issuance costs at December 31, 2012. We recognized changes in the redemption value and adjusted the carrying amount of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period.

We accounted for the 2013 amendment to redeemable convertible preferred stock as an extinguishment as the fair value of the shares immediately after the amendment was significantly different from the fair value of the instrument immediately before the amendment. The change in fair value upon extinguishment was recorded in additional paid-in capital.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure results primarily from fluctuations in interest rates as well as from inflation. In the normal course of business, we are exposed to market risks, including changes in interest rates which affect our line of credit under our revolving credit facility as well as cash flows. We may also face additional exchange rate risk in the future as we expand our business internationally.

Interest Rate Risk

We are exposed to changes in interest rates in the normal course of our business. At March 31, 2014, we had unrestricted cash of $1.2 million. These amounts were held for working capital purposes and were invested primarily in government-backed securities. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our cash as a result of changes in interest rates.

As of March 31, 2014, our outstanding debt also includes capital leases that have fixed interest rates and a revolving line of credit. In June 2013, the Company renewed its line of credit agreement, extended the maturity date of the facility to June 27, 2014 and increased its available borrowing base. In March 2014, we further extended the maturity date of the facility to July 27, 2014. As of March 31, 2014, we had $1.5 million outstanding under the revolving credit facility and outstanding letters of credit of $1.2 million. Interest on amounts outstanding under the revolving credit facility is equal to the greater of the prime rate or 4% per annum, plus 1.0% per annum. The amount available to us under the line of credit at March 31, 2014 was $5.4 million after giving effect to a borrowing limitation, the $1.5 million drawn on the line of credit and the $1.2 million of outstanding letters of credit.

Inflation Risk

Although we expect that our operating results will be influenced by general economic conditions, we do not believe that inflation has had a material effect on our results of operations during the periods presented. However, our business may be affected by inflation in the future.

Foreign Currency Exchange Risk

We are subject to inherent risks attributed to operating in a global economy. Principally all of our revenue, receivables, purchases and debts are denominated in U.S. dollars but expansion of our international assets and operations will increase our potential exposure to fluctuations in foreign currencies.

BUSINESS

Overview

We are an energy technology company that designs, develops and manufactures innovative, high-performance aerogel insulation used primarily in large-scale energy infrastructure facilities. We believe our aerogel blankets deliver the best thermal performance of any widely used insulation product available on the market today and provide a combination of performance attributes unmatched by traditional insulation materials. Our products provide two to five times the thermal performance of widely used traditional insulation in a thin, easy-to-use and durable blanket form. Our end-use customers select our products where thermal performance is critical, and to save money, reduce energy use, preserve operating assets and protect workers.

Our technologically advanced products are targeted at the estimated $2.8 billion annual global market for energy infrastructure insulation materials and which Freedonia estimates is expected to grow to $3.5 billion in 2018. Our aerogel insulation has undergone rigorous technical validation and is used by many of the world’s largest oil producers and the owners and operators of refineries, petrochemical plants, LNG facilities and power generating assets, such as ExxonMobil, Formosa Petrochemical, Pemex Gas and NextEra Energy Resources. Our products replace traditional insulation in existing facilities during regular maintenance, upgrades and capacity expansions. In addition, we are increasingly being specified for use in new-build energy infrastructure facilities.

We introduced our two key product lines, Pyrogel and Cryogel in 2008. Our product revenue has grown from $17.2 million in 2008 to $82.1 million in 2013, representing a compound annual growth rate of 37%. We have sold more than $250 million of our products globally, representing an installed base of more than 100 million square feet of insulation. We believe that this initial success positions us for future growth and continued gain in market share.

We currently target our sales efforts in the energy infrastructure market, where we believe our products have the highest value applications. As we continue to expand our production capacity and enhance our technology, we believe we will have opportunities to address additional high value applications in the estimated $37 billion global insulation market.

We have grown our business by forming technical and commercial relationships with industry leaders, which has allowed us to optimize our products to meet the particular demands of targeted market sectors. We have benefited from our technical and commercial relationships with ExxonMobil in the oil refinery and petrochemical sector, with Technip in the offshore oil sector and with NextEra Energy Resources in the power generation sector. We will continue our strategy of working with innovative companies to target and penetrate additional market opportunities. We estimate that we generated 87% of our 2013 product revenue in the energy infrastructure insulation market.

Our patented aerogel and manufacturing technologies are significant assets. Our intellectual property portfolio is supported by 51 issued patents, with an additional 18 pending in the U.S. and foreign jurisdictions in areas related to product design, chemistry and application. As of May 15, 2014, we employed 27 research scientists and process engineers focused on advancing our current aerogel technology and developing next generation aerogel compositions, form factors and manufacturing technologies. Aerogels are complex structures in which 97% of the volume consists of air trapped between intertwined clusters of amorphous silica solids. These extremely low density solids provide superior insulating properties. Although aerogels are usually fragile materials, we have developed innovative and proprietary manufacturing processes that enable us to produce industrially robust aerogel insulation cost-effectively and at commercial scale.

Our products enable compact design, reduce installation time and costs, promote freight and logistics cost savings, reduce system weight and required storage space and enhance job site safety. Our products reduce the incidence of corrosion under insulation, which is a significant maintenance cost and safety issue in energy infrastructure facilities. Our products also offer strong fire protection, which is a critical performance requirement in our markets. We believe our array of product attributes provides strong competitive advantages over traditional insulation. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

We derived 13% of our 2013 product revenue from the building and construction and other end markets. Customers in these markets use our aerogels for applications as diverse as wall systems, military and commercial aircraft, trains, buses, appliances, apparel, footwear and outdoor gear. While not our core market, we anticipate that we will continue to allocate a modest portion of our manufacturing capacity to serve these markets. Based on the Freedonia Report, we estimate that the building and construction, transportation, appliance, apparel and other industrial insulation markets totaled $34 billion in 2013.

In addition, we continue to perform contract research services for a number of federal and non-federal government agencies, including NASA, National Science Foundation, Defense Advanced Research Projects Agency, U.S. Army, U.S. Navy, U.S. Air Force and the Department of Energy, among others.

For the years ended December 31, 2011, 2012 and 2013, based on shipment destination or research services location, our U.S. revenues were $15.2 million, $19.9 million and $30.2 million, respectively, and our international revenues were $30.8 million, $43.5 million and $55.9 million, respectively. For the three months ended March 31, 2014, based on shipment destination or research services location, our U.S. revenues were $10.7 million and our international revenues were $11.7 million.

We manufacture our products using proprietary technology at our facility in East Providence, Rhode Island. We have operated the East Providence facility at high volume and high yield since 2008. We successfully commenced operation of our second production line at this facility at the end of March 2011, which doubled our annual nameplate capacity to 40 million to 44 million square feet of aerogel blankets, depending on product mix.

To address anticipated near and mid-term capacity constraints caused by increasing demand for our products, we are in the process of expanding our production facility. We are in the design and engineering phase of a third production line at our East Providence facility and have procured certain capital equipment with a longer lead-time. We currently expect that this third line will increase our annual nameplate capacity by 25% to 50 million to 55 million square feet and will be completed in the first half of 2015. We plan to construct a second manufacturing facility in Europe or Asia, the location of which will be based on factors including labor and construction costs, availability of governmental incentives, and proximity to raw material suppliers. We anticipate initial operation of a first production line at this facility during 2017.

Company Information

We are a corporation organized under the laws of Delaware. Our predecessor company was incorporated in Delaware in May 2001. In June 2008, we completed a reorganization pursuant to which our predecessor company merged with and into a newly formed Delaware corporation, renamed Aspen Aerogels, Inc.

Industry Background

Demand for energy is correlated with economic activity and global standards of living. As the economies in developing countries grow and become more productive, energy consumption rises. Even with substantial anticipated gains in energy efficiency, the EIA projects in the International Energy Outlook 2013 report that global energy consumption will grow more than 50% over the next several decades. To support this growth in demand, significant investment will continue to be made in the world’s energy infrastructure, and existing infrastructure will likely continue to reflect high levels of utilization.

Markets

Insulation is a material or combination of materials that slows the transfer of heat and is used in a wide variety of applications. The global market for insulation materials was estimated to be $37 billion during 2013, according to Freedonia. There are a variety of insulation materials available in the market, most of which have been in use for over 50 years. Each insulation material has a different set of performance attributes and the extent of its use in a given market is based on the performance and cost criteria applicable to that market.

Our core market is the energy infrastructure insulation market. This market is global, well-established and includes large and well-capitalized end-users. According to estimates in the Freedonia Report, the worldwide energy infrastructure insulation market totaled $2.8 billion in 2013 and is expected to grow to $3.5 billion in 2018. This market includes companies operating refinery, petrochemical, LNG production and storage and oil production facilities. The market also includes firms operating gas, coal, nuclear, hydro and solar thermal power generating plants. Insulation systems in the energy infrastructure market are designed to maintain hot and cold process piping and storage tanks at optimal temperatures, to protect plant and equipment from the elements and from the risk of fire, and to protect workers. The market is served by a well-organized, well-established, worldwide network of distributors, contractors and engineers.

Insulation demand in the market is composed of demand for insulation associated with new-build construction of facilities, capital expansions and related capital projects, as well as with routine, non-discretionary maintenance programs within existing facilities. Capital expansions and related capital projects in the energy infrastructure market are driven primarily by overall economic growth and projected growth in energy demand. Maintenance programs are essential to optimal operation of processing equipment, to protect workers and to minimize the risk of a catastrophic loss. Accordingly, we believe that demand for insulation for maintenance purposes in comparison to capital projects is less affected by volatility associated with economic cycles and similar macroeconomic factors.

Global energy demand for all forms of energy is expected to increase by 56% from 2010 to 2040, according to the International Energy Outlook 2013 report by the EIA. In order to serve this growing demand, we believe our end-use customers will continue to invest in major energy infrastructure projects. The major end markets that drive demand for our products include:

•

Oil Refining: Freedonia has estimated that sales of insulation products to this segment totaled $384 million in 2013, with a projected compound annual growth rate through 2018 of 5.1%. World refining capacity is projected to increase approximately 1.5 MMBbl/d on average per year from 2013 to 2017, according to the September 2013 Barclays CEO Energy-Power Conference presentation by Valero Energy Corporation. We believe the key performance attributes for insulation that differentiates our solutions from competing products in this market are wide temperature range, mitigation of corrosion under insulation and thin profile of our aerogel blankets which allows for compact design, as well as strong fire protection.

•

Petrochemical: Freedonia has estimated that sales of insulation products to this segment totaled $484 million in 2013, with a projected compound annual growth rate through 2018 of 5.0%. Worldwide capital spending in the chemistry sector is projected to increase from $413.8 billion in 2012 to $617.5 billion in 2018, at a compounded annual growth rate of 6.9%, according to the Year-End 2013 Chemical Industry Situation and Outlook report by the American Chemistry Council, America’s oldest chemicals trade association. We believe the key performance attributes for insulation that differentiates our solutions from competing products in this market are wide temperature range, mitigation of corrosion under insulation and thin profile of our aerogel blankets which allows for compact design.

•

Natural Gas and LNG: Freedonia has estimated that sales of insulation products to this segment totaled $418 million in 2013, with a projected compound annual growth rate through 2018 of 3.4%. As of March 2014, global LNG demand is expected to increase from 28.8 Bcf/d in 2010 to 60.1 Bcf/d in 2025, at a compound annual growth rate of 5.0%, according to the Global LNG Long-Term Outlook Q1 2014 by Wood Mackenzie, a leading independent energy research and consulting firm. We believe the key performance attributes for insulation that differentiates our solutions from competing products in this market are thermal performance at cryogenic conditions, ease of installation and simplified logistics.

•

Onshore Oil Production, including Oil Sands: In this segment, our products are mainly used in the Canadian oil sands. Freedonia has estimated that sales of insulation products to this segment totaled $199 million in 2013, with a projected compound annual growth rate through 2018 of 3.7%. Annual production from oil sands activities is projected to increase from 1.8 MMBbl/d in 2012 to 5.2 MMBbl/d in 2030, at a compound annual growth rate of 6.1%, according to the June 2013 Crude Oil Forecasts, Markets & Transportation report by the Canadian Association of Petroleum Producers. We believe the key performance attribute for insulation that differentiates our solutions from competing products in this market is the high durability of our aerogel blankets.

•

Offshore Oil Production: Our products are mainly used in this segment to provide pipe-in-pipe thermal protection and flow assurance for hydrocarbon production at the seafloor. Freedonia has estimated that sales of insulation products to this segment totaled $81 million in 2013, with a projected compound annual growth rate through 2018 of 4.7%. Our relationships with Technip and other engineering, procurement and construction contractors are critical to the selection of our products for subsea projects. Annual global spending on offshore drilling activities is projected to increase from $97 billion in 2012 to $170 billion in 2019, at a compound annual growth rate of approximately 8.4%, according to the December 2013 Drilling and Production Outlook report by Spears and Associates, Inc., a leading independent oilfield equipment and service company research and consulting firm. We believe the key performance attribute for insulation that differentiates our solutions from competing products for subsea use in this market is the thin profile of our aerogel products which allows for compact design.

•

Power Generation: Freedonia has estimated that sales of insulation products to this segment totaled $1.2 billion in 2013, with a projected compound annual growth rate through 2018 of 5.1%. Global net electricity generation is projected to increase by 69% from 21.4 trillion kWh in 2012 to 36.2 trillion kWh in 2035, according to the International Energy Outlook 2013 report by the EIA. We believe the key performance attribute for insulation that differentiates our aerogel products from competing insulation solutions in this market is thermal performance at high temperature.

The following tables illustrate the growing energy insulation end market size by sector and by region in 2010 and 2013, and projected for 2018.

Energy Insulation End Markets - by Sector
($ millions)
	2010	2013	2018
Refinery	$327	$384	$492
Petrochemical	418	484	619
Onshore Oil Production	176	199	239
Offshore Oil Production	69	81	102
Natural Gas and LNG	366	418	494
Power Generation	1,087	1,248	1,600

Total	$2,443	$2,814	$3,546

Energy Insulation End Markets - by Region
($ millions)
	2010	2013	2018
USA	$415	$470	$553
Canada	73	86	104
Latin America	198	226	278
Europe	512	541	603
Asia Pacific	903	1,089	1,485
Middle East Africa	342	402	523

Total	$2,443	$2,814	$3,546

Source: Freedonia Custom Research, Inc.

We are targeting continued expansion of the use of our products within energy infrastructure facilities during regular maintenance, upgrades and expansions. In addition to opportunities to replace traditional insulation at existing facilities, we are also pursuing insulation applications at new-build and large capacity expansion projects around the world. Historically, a significant portion of our revenue has been derived from displacing traditional insulation at existing facilities, in particular during periods of planned plant maintenance or upgrades. We believe these maintenance applications will continue to comprise a large portion of our revenue mix.

As our end-use customers gain experience with our products at existing facilities, we believe that more of our customers will also select our products for new-build facility construction and large capacity expansion projects, which we expect to drive significant revenue growth. We expect that growing demand for refined products and LNG, as well as increases in capital spending in the refinery, petrochemical and power generation markets, will result in increased new-build and large capacity expansion project-related demand for our aerogel products. Below we estimate the product revenue opportunity for a new-build or large capacity expansion project in the following energy infrastructure segments:

	Refinery		Liquefaction Plant		Ethylene Plant		Gas-fired Power Plant
Estimated Projected Market Capacity Coming Online	6 MMbbl/d	(1)	100 MMtpa	(2)	10MMtpa	(3)	38,100 MW	(4)

Illustrative Project Size	100,000 Bbl/d	(5)	5.5 MMtpa		1.6 MMtpa		700 MW
Illustrative Single Project Cost	$2.5B	(6)	$3.1B	(7)	$2.8B	(8)	$0.6B	(9)
Total Insulation Installed Cost as % of Project Cost(10)	1%		3%		1%		1%
Insulation Material as % of Insulation Installed Cost(11)	40%		40%		40%		30%
Illustrative Insulation Material Revenue Opportunity Per Project	$10mm		$37mm		$11mm		$2mm

(1)	Projected global refinery capacity additions from 2014 – 2017. Source: Valero Energy Corporation (September 2013).
(2)	Estimated incremental global LNG demand 2014 – 2019. Source: Wood Mackenzie (February 2014). “MMtpa” means one million tonnes per annum. “Tonne” means one metric ton—a metric system unit equivalent to approximately 2,205 pounds.
(3)	Forecasted new U.S. ethylene capacity to come online by 2017. Source: ICIS report (July 2013).
(4)	Estimated U.S. generation capacity additions of natural gas power plants from 2012 – 2020. Source: EIA 2013 Annual Energy Outlook. “MW” means a megawatt.
(5)	“ Bbl” means one stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or natural gas liquids. “Bbl/d” is one Bbl per day.
(6)	Estimated average construction cost of $25,000 per barrel of capacity. Source: Oil & Gas Journal (April 2013 – February 2014).
(7)	Estimated average construction cost of $561/tonnes per annum, or tpa. Source: International Gas Union (2013).
(8)	Estimated average construction cost of $1,769/tpa. Source: Oil & Gas Journal (August 2013 – February 2014), Bloomberg (December 2012).
(9)	Estimated average construction cost of $917,000/MW. Source: EIA (2013).
(10)	Management estimate of total installed cost, including labor and materials.
(11)	Management estimate. Although the cost of the insulation material used in energy infrastructure projects as a percentage of the overall installed cost of insulation on a project may vary depending on a number of factors, management believes that this estimate is consistent with typical industry projects.

These revenue opportunity estimates are generally consistent with our historical experience, other than new-build and large-capacity expansion projects for liquefaction plants, from which we have not previously derived revenue. Over the last several years, a meaningful portion of our revenues has been derived from large capacity expansion projects and new-build facility construction, including:

•	$9.1 million of aerogel product revenue for a Canadian oil sands project;

•	$4.8 million of aerogel product revenue for a Latin American refinery expansion;

•	$3.8 million of aerogel product revenue for a U.S. alternative energy power generation project; and

•	numerous subsea projects totaling $13.3 million over the past three years, which average $1.2 million per project.

In addition, we recently received $14 million of purchase orders for use in a major expansion by a major Asian energy company, from which we recognized $1.8 million in revenue in the three month period ended March 31, 2014.

We also sell our products in the building and construction and other end markets, including the supply of fabricated insulation parts to original equipment manufacturers, or OEMs. These global OEMs develop products using our aerogels for applications as diverse as military and commercial aircraft, trains, buses, appliances, apparel, footwear and outdoor gear. While not our core market, we anticipate that we will continue to allocate a modest portion of our manufacturing capacity to serve these markets. We believe the key performance criteria for insulation in these markets includes thermal performance, compact design, durability and fire resistance.

Our Solution

Because insulation is used in a wide variety of demanding applications, insulation materials must satisfy a wide range of performance criteria on a cost-effective basis. We believe that our aerogel technology has allowed us to create superior insulation products for our core markets that will allow us to continue to grow our share of the global insulation market. We believe that the potential for significant technological innovation in traditional insulation materials is limited and that new high-performance materials will be required to meet evolving market requirements for energy efficient insulation systems. Our line of high-performance aerogel blankets is positioned to meet these requirements. Our solution is driven by our innovative and proprietary technology that produces aerogels in a flexible and industrially robust blanket form and is supported by over ten years of research and development dedicated to new aerogel compositions, form factors and manufacturing technologies. We believe our aerogel blankets deliver a superior combination of performance attributes that enable end-users to save money, reduce energy use, preserve operating assets and protect workers across a wide range of applications in our target markets, including:

•

Best Thermal Performance. Our aerogel blankets provide the best thermal performance of any widely used insulation product available on the market today and excel in applications where thermal performance requirements are demanding or available space for insulation is constrained. Our products address a wide range of applications within the cryogenic and sub-ambient (down to -200°C), ambient and hot process (up to 650°C) temperature ranges.

•

Reduced Corrosion Under Insulation, or CUI. Our Pyrogel XT product line is both hydrophobic and vapor permeable. These attributes have the potential to reduce the incidence of CUI in hot process applications, which we believe provides our end-users with a significant reduction in long-term operating and capital costs. Corrosion of process piping and storage tanks increases the risk of catastrophic system failures. Preventative facility maintenance and related expenses are estimated to cost the petrochemical industry billions of dollars per year. Our products also offer improved thermal performance in insulation systems exposed to the elements or operating in humid environments compared to traditional insulation.

•

Compact Design and Faster Installation. Our aerogel blankets reduce insulation system volume by 50% to 80% compared to traditional insulation, enabling a reduction in the footprint, size and structural costs of complex facilities. The flexible form factor of our products also makes them faster to install than rigid insulation materials, which reduces labor costs and total installed costs. In addition, our products reduce the volume and weight of material purchased, inventoried, transported and installed in the field, and they reduce the number of stock-keeping units required to complete a project. Simplified logistics accelerate project timelines, reduce installation costs and protect workers.

•

High Durability and Fire Protection. Our aerogel blankets offer excellent compression resistance, tensile strength and vibration resiliency. Our products allow companies to pre-insulate, stack and transport steel pipes destined for use in harsh environments, which significantly reduces installation labor costs in remote areas. In addition, our Pyrogel XTF product was specifically designed to provide strong fire performance in applications within the energy infrastructure and other end markets.

When choosing products in the energy infrastructure market, we believe that end-use customers evaluate which insulation product enables them to meet their performance requirements with the lowest installed and/or lifecycle costs. We believe these product attributes uniquely address the demanding performance requirements of the energy infrastructure market. In particular, these attributes help our end-use customers reduce long-term operating and capital costs and meet their goals to enhance safety and reliability. We believe these characteristics are leading our end-use customers to choose our insulation products in a growing number of energy infrastructure facilities.

Substantially all of our product revenue has been, and we expect will continue to be over the next several years, derived from new construction, major capital expansion projects, and maintenance where our products are replacing traditional insulation materials. In the long-term, based on the maintenance schedules and needs of our end-users, we expect that there will be sales opportunities for us in connection with the replacement of our previously installed aerogel products.

Our Competitive Strengths

We believe the following combination of capabilities distinguishes us from our competitors and positions us to continue to gain market share in the energy infrastructure insulation market:

•

Disruptive Products with a Compelling Value Proposition. Our aerogel products provide two to five times the thermal performance of widely used traditional insulation in a thin, easy-to-use and durable blanket form. We believe our array of product attributes provides strong competitive advantages over traditional insulation and will enable us to gain a larger share of the energy infrastructure insulation market. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

•

Attractive Energy End Markets. Our products are primarily used in large scale energy infrastructure facilities. Freedonia has estimated that the worldwide energy infrastructure insulation market totaled $2.8 billion in 2013 and is expected to grow to $3.5 billion by 2018. Global energy demand for all forms of energy is expected to increase by 56% from 2010 to 2040, according to the International Energy Outlook 2013 report by the EIA. Given the continued growth in global energy consumption, and the construction of new facilities to satisfy this demand, we believe that we serve attractive and growing global end markets. In order to capture the opportunities in our end markets, we have a network of sales professionals and qualified distributors in more than 30 countries around the world.

•

Growing Installed Base with Industry-leading End-Users. We have an installed base of more than 100 million square feet of insulation, representing more than $250 million in cumulative product sales since 2008. Through our relationships with industry leading end-use customers, our products have undergone rigorous testing and technical validation and are now in use at many of the world’s largest oil producers, refiners and petrochemical companies. These relationships have shortened the sales cycle with other customers and have helped to facilitate our market penetration. We also have strong relationships with a global network of energy-focused distributors, contractors and engineering firms that understands the significant advantages our products provide to end-users. We believe our products have been used by 24 of the world’s largest 25 refining companies and 19 of the world’s largest 20 petrochemical companies and have been initially deployed in approximately 30% of the world’s 640 refineries.

•

Proven, Scalable Business Model. Our proprietary manufacturing technology is proven and has been successfully scaled up to meet increasing demand. We have operated the East Providence facility at high volume and high yield since 2008. We successfully commenced operation of our second production line at this facility in March 2011 and doubled our annual nameplate capacity to 40 million to 44 million square feet of aerogel blankets.

•

Protected Technology Platform and Proprietary Manufacturing Capability. Our product solution is the result of more than a dozen years of research and development dedicated to new aerogel compositions, form factors and manufacturing technologies. Our intellectual property portfolio is supported by 51 issued patents, with an additional 18 pending in U.S. and foreign jurisdictions in areas related to product design, chemistry, process technology and market applications. In addition, we believe we have significant trade secrets related to product formulations and manufacturing techniques. We believe our portfolio of patents, trade secrets and know-how presents a formidable barrier to potential new entrants in the production of aerogel blanket insulation.

•

Experienced Management Team with a Demonstrated Track Record. Our executive officers have an average of more than 20 years each of experience in global industrial companies, specialty chemical companies or related material science research. This management team is responsible for the development of our proprietary manufacturing technology, the commercial acceptance of our products, and the creation of a global distribution and marketing platform. As of May 15, 2014, we employed 226 research scientists, engineers, manufacturing line operators, sales and administrative staff, and management. We believe our dedicated and experienced team is an important competitive asset. Our senior management team and key employees will continue to have a significant equity stake in Aspen Aerogels following this offering.

Our Growth Strategy

Our strategy is to create shareholder value by becoming the leading provider of high-performance insulation products serving global energy infrastructure customers. Key elements of our strategy include:

•

Expand Our Manufacturing Capacity to Meet Market Demand. Demand for our aerogel products has grown significantly. From 2008 through 2013, our product revenue has grown at a compound annual growth rate of 37% to $82.1 million. To meet anticipated growth in demand for our products, we are engaged in the design, engineering and procurement phases of a third production line in our East Providence facility and plan to construct a second manufacturing facility in Europe or Asia. We expect that this third production line at our East Providence facility will increase our annual nameplate capacity by 10 million to 11 million square feet of aerogel blankets at a total additional construction cost of approximately $30 million. We expect this third production line to be completed in the first half of 2015. We also intend to build a second production plant in Europe or Asia after completion of our third production line. We anticipate initial operation of the first production line at this facility during 2017. Based on our preliminary plans for this plant, our projected cost to construct this first production line and plant infrastructure for a multi-line facility is $80 million to $100 million with an estimated annual nameplate capacity of 26 million to 28 million square feet of aerogel blankets. The plant infrastructure design would also support future development of two additional similar production lines.

•

Increase Our Market Share. We plan to focus additional resources to continue to grow our share of the energy infrastructure insulation market, both through increased sales to our existing customers and through sales to new customers. We will continue to expand our global sales force and distribution network in support of this objective and seek to promote greater enterprise-wide utilization of our products by existing end-use customers. To date, the majority of our revenue has been generated from applications in refineries and petrochemical facilities. We will continue to pursue and expect greater adoption of our products in the oil production, LNG production and storage, and power generation markets.

•

Exploit Project Growth Opportunities. Our product revenue has been and will be generated in large part by demand for insulation associated with scheduled plant shutdowns, or turnarounds, and other maintenance-related projects. With our broad adoption and growing installed base, we expect that our products will be specified during the design phase in a growing number of new plant construction and capital expansion projects. We expect that growth in global energy demand will result in increased new-build and large capacity expansion projects, driving demand for our aerogel products.

•

Continue to Improve Our Profit Margins. We will continuously improve the cost efficiency of our manufacturing process to optimize the formulation of our products and to manage our supply chain to reduce costs. In addition, we plan to establish our second facility in a lower-cost labor market. As our overall manufacturing scale grows, we believe there will be additional opportunities to realize efficiencies and to reduce our per unit overhead costs. We believe our current expansion plan offers attractive returns on incremental invested capital.

•

Capitalize on Innovation. We employ a team of research scientists and process engineers focused on advancing our current aerogel technology and developing next generation aerogel compositions, form factors and manufacturing processes. We believe that we are well positioned to leverage a decade’s worth of research and development to design and commercialize additional disruptive aerogel products for the energy infrastructure market. In addition, as we continue to enhance our technology and expand our capacity, we believe we will have opportunities to address additional high value applications in the estimated $37 billion global insulation market.

Our Products

Aerogels are complex structures in which 97% of the volume consists of air trapped between intertwined clusters of amorphous silica solids. Aerogels are a very low density solid and are usually extremely fragile materials. However, our proprietary manufacturing process produces aerogels in a flexible, resilient, durable and easy-to-use blanket form.

The core raw material in the production of our aerogel products is a silica-rich stream of ethanol. Our manufacturing process initially creates a semi-solid alcogel in which the silica structure is filled with ethanol. We produce aerogel by means of a supercritical extraction process that removes ethanol from the gel and replaces it with air. Our process allows the liquid ethanol to be extracted without causing the solid matrix in the gel to collapse from capillary forces.

The composition of our aerogel products minimizes the three mechanisms of thermal transport:

•

Conduction. Heat conduction through a material is correlated to the material’s density. Aerogels are very low density solids. As a result, thermal conductivity through the aerogel material itself is extremely low.

•	Convection. Heat convection in gases is through movement of gas molecules. Due to the restricted movement of gases in the aerogel structure, thermal convection is eliminated inside the aerogels.

•

Radiation. Radiation requires no medium to transfer the heat. Thermal radiation is partially absorbed by aerogels. Our aerogel products also contain infrared absorbing additives to significantly reduce radiant heat transfer.

We believe our aerogel products offer the lowest levels of thermal conductivity, or best insulating performance, of any widely used insulation available on the market today. Our aerogel blankets are reinforced with non-woven fiber batting. We manufacture and sell our blankets in 60 inch wide, three foot diameter rolls with a standard range of thickness of 5 millimeters to 10 millimeters. Our base products are all flexible, hydrophobic yet breathable, compression resistant and able to be cut with conventional cutting tools. We have specifically developed our line of aerogel blankets to meet the requirements of a broad set of applications within our target markets. The composition and attributes of our aerogel blankets are described below:

Energy Infrastructure Markets

•

Pyrogel XT/XT-E. Pyrogel XT/XT-E, our best selling product, is reinforced with a glass-fiber batting and has an upper use temperature of 650[o]C. Pyrogel XT was initially designed for use in high temperature systems in refineries and petrochemical facilities, and we believe that it has wide applicability throughout the energy infrastructure market. Pyrogel XT’s hydrophobicity and vapor permeability reduce the risk of corrosion under insulation in high temperature operating systems when compared to traditional insulation.

•

Pyrogel XTF. Pyrogel XTF is similar in thermal performance to Pyrogel XT, but is reinforced with a glass- and silica-fiber batting. Pyrogel XTF is specially formulated to provide strong protection against fire.

•

Cryogel Z. Cryogel Z is designed for sub-ambient and cryogenic applications in the energy infrastructure market. Cryogel Z is reinforced with a glass- and polyester-fiber batting and is produced with an integral vapor barrier. Cryogel Z is also specially formulated to minimize the incidence of stress corrosion cracking in stainless steel systems. We believe that Cryogel Z’s combination of properties allow for simplified designs and reduced installation costs in cold applications throughout the energy infrastructure market when compared to traditional insulation.

•

Spaceloft Subsea. Spaceloft Subsea is reinforced with glass- and polyester-fiber batting and is designed for use in pipe-in-pipe applications in offshore oil production. Spaceloft Subsea can be fabricated and pre-packaged to permit faster installation. Spaceloft Subsea allows for small profile carrier pipelines and associated reductions in capital costs.

Other Markets

•

Spaceloft. Spaceloft is reinforced with a glass/polyester fiber batting and is designed for use in the building and construction market. Spaceloft is either utilized in roll form by contractors in the field or fabricated by OEMs into strips, panels and systems that meet industry standards. Spaceloft is designed for use in solid wall buildings and where space is at a premium.

•

Cryogel X201. Cryogel X201 is similar in composition to Cryogel Z, but is produced without a vapor barrier. Cryogel X201 is designed for use in cold system designs where space is at a premium. Cryogel X201 is targeted to OEMs that design, produce and sell refrigerated appliances, cold storage equipment and aerospace systems.

The attributes of these aerogel blankets are summarized in the following table:

Product	Nominal Thickness		Thermal Conductivity*		Density		Maximum Use Temperature		Applications	Markets
	mm	in	mW/ m-K	Btu**-in/ hr-ft2-°F	g/cc	lb/ft3	°C	°F
Pyrogel XT/ XT-E	5.0	0.20	21.0	0.15	0.20	12.5	650	1202	High temperature steam	Energy
ASTM C1728 compliant	10.0	0.40							pipes, vessels & equipment; aerospace & defense systems	Infrastructure
Pyrogel XTF	10.0	0.40	21.0	0.15	0.20	12.5	650	1202	High temperature steam pipes, vessels & equipment; aerospace & defense systems; fire barriers; welding blankets	Energy Infrastructure
Cryogel Z	5.0	0.20	17.0	0.12	0.16	10.0	125	257	Sub-ambient & cryogenic	Energy
ASTM C1728 compliant	10.0	0.40							pipelines, vessels & equipment	Infrastructure
Spaceloft Subsea	5.0 10.0	0.20 0.40	14.5	0.10	0.16	10.0	200	390	Medium to high temperature offshore oil pipelines	Energy Infrastructure
Spaceloft	5.0	0.20	16.5	0.12	0.16	10.0	200	390	Ambient temperature walls,	Other Markets
	10.0	0.40							floors & roofs in commercial, residential & institutional buildings
Cryogel x201	5.0	0.20	17.0	0.12	0.16	10.0	200	390	Sub-ambient including	Other Markets
	10.0	0.40							refrigerated appliances, cold storage & aerospace

*	Thermal conductivity at 37.5° C, 2 psi compressive load and standard atmospheric pressure.
**	“Btu” means one British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree of Fahrenheit.

R-Values by Material

Insulation is a material or combination of materials that slows the transfer of heat from one side of the insulation material to the other. The lower a material’s thermal conductivity, the more slowly heat is transferred across it. R-values are a commonly used measure of an insulating material’s resistance to heat transfer. R-value is calculated as the thickness of an insulation material divided by the thermal conductivity of the insulation material. Materials with higher R-values have lower thermal conductivity and are better insulators. Traditional and specialty insulation materials provide a range of R-values. The following table provides the R-value per meter of thickness of aerogels and traditional insulation materials:

		R-Value per meter of thickness
Material	Form	From	To
Aerogel	Blankets, Beads	66	100
Cellulose	Loose Fill	22	26
Expanded Clay	Loose Fill	4	4
Expanded Polystyrene (EPS)	Boardstock	26	31
Extruded Polystyrene (XPS)	Boardstock	35	40
Fiberglass	Blankets	22	28
Fiberglass	Loose Fill	20	20
Fiberglass	Pipe Covering	25	25
Foamed Glass	Boardstock	21	21
Mineral Wool	Blankets	22	26
Mineral Wool	Loose Fill	17	17
Mineral Wool	Pipe Covering	19	26
Perlite	Pipe Covering	17	17
Perlite	Loose Fill	17	21
Perlite	Board	17	19
Polyurethane	Spray On	44	44
Polyurethane	Rigid Board	44	44
Polyisocyanurate	Rigid Board	45	50
Vermiculite	Loose Fill	17	26

Qualification for Use

Our products have undergone rigorous testing and are now qualified for global usage in both routine maintenance and in capital projects at many of the world’s largest oil producers, refiners and petrochemical companies as ranked by a weighted measure of sales, profits, assets and market value. These end-users of our products have well defined practices, codes, specification and standards for materials and systems installed or used in their facilities. These specifications include insulation system design standards, material qualification and selection processes, and insulation application practices. As part of the material qualification process run by these companies, a new insulation must meet general industry standards, such as consensus standards developed by ASTM International, and, in some cases, company-specific internal standards to be considered for use. In addition, most of these companies require one or more field trials to establish fitness for use in specific applications. The companies either run these qualification processes and field trials internally or through third parties engaged by them, and they generally do not publicly disclose the results of their testing. While the specific processes and timelines vary from company to company, in general, upon successful completion of the qualification process for an insulation material, an end-user will typically deem the material to be qualified for use in its facilities on a local, regional or global basis for one or more applications. Because our end-use customers are typically businesses with very large operations, our insulation sales likely represent only a small portion of the total insulation used by any one of these companies. Accordingly, once our products are qualified at a company, we continue to seek to expand use of our products by the end-use customer.

Sales and Marketing

We market and sell our products primarily through our sales force. Our salespeople are based in North America, Europe and Asia and travel extensively to market and sell to new and existing customers. The efforts of our sales force are supported by a small number of sales consultants with extensive knowledge of a particular market or region. Our sales force is required to establish and maintain customer and partner relationships, to deliver highly technical information and to provide first class customer service. We have plans to expand our sales force globally to support anticipated growth in customers and demand for our products.

Our sales force calls on and maintains relationships with all participants in the insulation industry supply chain. Our salespeople have established and manage a network of insulation distributors to ensure rapid delivery of our products in critical regions. Our salespeople work to educate insulation contractors about the technical and operating cost advantages of aerogel blankets. Our sales force works with end-users and engineering firms to promote qualification, specification and acceptance of our products. In the energy infrastructure market, we rely heavily on the existing and well-established channel of distributors and contractors to deliver products to our customers. In addition, our salespeople work with OEMs and development partners to create new products and solutions to expand our market reach.

The sales cycle for a new insulation material is typically lengthy. Our sales cycle from initial customer trials to widespread use can take from one to three years, although we typically realize increasing revenue at each stage in the cycle. Our relationships with technically sophisticated customers serve to validate our technology, products and value proposition within a target market. These relationships have proven to shorten the sales cycle with other customers within specific market segments and to facilitate market share growth. We have focused our marketing efforts on developing technical support materials, installation guides, case studies and general awareness of the superior performance of our aerogel blankets. We rely on our website, printed technical materials, participation in industry conferences and tradeshows and presentation of technical papers to communicate our message to potential customers. We also receive strong word-of-mouth support from the growing network of distributors, contractors, OEMs and end-users that understand the benefits of our products.

As of May 15, 2014, we had 29 employees in our sales and marketing organization worldwide. Their efforts were supported by a team of seven sales consultants.

Customers and End-Users

Customers

As described below, our primary customers are distributors, contractors and OEMs that stock, install and fabricate insulation products, components and systems for technically sophisticated end-users that require high-performance insulation.

•

Distributors: We currently operate through a global network of over 40 insulation distributors. In general, insulation distributors stock, sell and distribute aerogel materials to insulation contractors and end-users. The distribution of our product outside the United States is typically conducted under agreements that provide for exclusivity by geography linked to annual purchase volume minimums. These insulation distributors often will also proactively market and promote aerogel materials across their market. During 2013, our top distributors by revenue were Distribution International in the United States, Alltech Consulting in Asia and NewStar Solutions in Canada.

•

Contractors: We currently sell directly to a number of insulation contractors under project specific contracts or general purchase orders. Insulation contractors generally perform insulation installation, inspection and maintenance and project management for end-users. In addition, some insulation contractors provide end-users with project engineering and design services. Several of our agreements with contractors provide for exclusivity by market sector or geography linked to annual purchase volume minimums. During 2013, our top contractor customers by revenue included Technip in the global offshore market, Industrial Services in the Asian refinery market and Insultec in the Asian gas processing market.

•

OEMs: We currently sell directly to more than ten OEMs that design, fabricate and manufacture insulation components and systems for use in the energy infrastructure, other industrial, building and construction, transportation, appliance and apparel markets. During 2013, our top OEM customers by revenue were Stadur Produktions for wall systems, SMC Industries for aerogel accessories and Shenzhen Hochuen Special Packing Product Company for fabricated parts used in trains.

•

Direct Sales to End-Users: In certain instances, we sell directly to end-use customers in the energy infrastructure insulation market. During 2013, our top direct end-use customers in this market by revenue were a major Asian energy company and Genesis Solar, a NextEra Energy Resources project.

Distribution International and Alltech Consulting represented 15% and 11%, respectively, of our total revenue for 2013 and were our only customers representing 10% or more of our revenue for that period.

Our product revenue is generated by sales to customers around the world. In 2013, our product revenue, based on our shipment destination, was comprised of 32% in the United States, 32% in Asia-Pacific, 18% in Europe, 10% in Canada and 8% in Latin America.

End-Users

As described below, the end-users of our aerogel blankets include some of the largest and most well capitalized companies in the world. Our products are installed in more than 40 countries worldwide.

Energy Infrastructure

•

Oil Refining: We believe we have had initial product deployments in approximately 30% of the world’s 640 refineries. In addition, we believe our aerogel blankets are used by 24 of the world’s 25 largest refining companies including ExxonMobil, Petrobras and Chevron, among others. We believe these companies are the largest purchasers of our products by revenue during 2013 across the oil refinery market. Over time, these companies have used our products in an increasing range of applications and throughout an increasing number of their facilities.

•

Petrochemical: We believe our aerogel blankets are used by 19 of the world’s 20 largest petrochemical companies including Formosa Petrochemical, Hu-Chems Company and a major Asian energy company, among others. We believe these companies are the largest purchasers of our products by revenue during 2013 across the petrochemical market.

•

Natural Gas and LNG: Our products are in use at ExxonMobil, Pemex Gas and Qatargas, among others. We believe these companies are the largest purchasers of our products by revenue during 2013 for use in natural gas and LNG facilities.

•

Onshore: Our aerogel blankets are in use in several Canadian oil sands facilities owned and operated by Suncor Energy, ConocoPhillips and Husky Energy, among others. We believe these companies are the largest purchasers of our products by revenue during 2013 for use in oil sands facilities.

•

Offshore: Our products are currently used in subsea projects off the coast of Brazil, in the Gulf of Mexico, in the North Sea, off the coast of Malaysia and off the west coast of Africa. Our products are installed in offshore projects owned by Marathon Oil, ConocoPhillips and Shell, among others. We believe these companies are the largest end-users of our products by revenue in the offshore market during 2013.

•

Power Generation: We are targeting operators of gas, coal, nuclear, hydro and solar power generating facilities. Although not a significant portion of our revenue today, our products are currently used, among others, at a facility owned and operated by NextEra Energy Resources. We believe that NextEra Energy Resources was the largest purchaser of our products by revenue during 2013 for use in power generation facilities.

Other Markets

We rely on the efforts of a small network of OEMs and fabrication houses to serve the building and construction, transportation, apparel and appliance markets. Our OEMs and fabricators are manufacturers of components and systems for buildings, refrigerated and hot appliances, cold storage equipment, automobiles, aircraft, trains and electronic sectors and manufacturers of outdoor gear and apparel. While our products have not yet been widely adopted in these markets, we expect that the end-users of our products in these markets will include a wide range of institutions, businesses, individuals, and government agencies.

Customer Case Studies

The following case studies illustrate how our customers and end-users benefit from our industry leading thermal performance and unique set of performance attributes:

•

Oil Refining: A delayed coker unit at a Texas refinery of a global energy company was energy constrained. Its furnaces could not keep up with the rate of heat loss through the existing mineral wool insulation which caused the coke drums to operate below the targeted temperature, resulting in sub-optimal product yields. When two new coke drums were installed, a better insulation solution was sought. Insulating drums with Pyrogel XT allowed this end-use customer to reach higher peak temperatures which enabled better conversion efficiency. The cost to insulate these two drums in Pyrogel was $150,000, and they generated an additional $3 million of salable coke in the first year after the installation. This end-use customer has indicated that it intends to use Pyrogel to insulate four more drums at this refinery, plus four more in an Illinois refinery, with several more in the design phase. After our initial installation in 2010, our insulation has been used to insulate 34 drums around the world through 2013. We estimate that there are more than 500 coke drums in service globally.

•

Petrochemical: Formosa Petrochemical was facing severe corrosion under insulation (CUI) challenges at their petrochemical complex in Mailiao, Taiwan. In 2011, they embarked on a facility-wide renewal project, including a commitment to achieve world-class levels of corrosion control. As part of that commitment, Formosa specified the use of Pyrogel XT in a wide-range of applications, including on a massive new pipe rack running through its facility. The thinner insulation allowed them to pack their piping more tightly, reducing the number of pipe decks from three to two, and freeing additional space for future expansion work.

•

Natural Gas and LNG: A global energy company was experiencing difficulty insulating certain components of an LNG import terminal in Europe. The LNG import terminal contained cellular glass valve boxes that needed to be insulated with material that had both (i) a thin profile in order to address space constraints and (ii) durability and ease of installation to permit pre-installation onshore and transportation to a harsh offshore environment. In addition, the level of fire-resistance required for a facility of this type precluded the use of the traditional organic foams such as polyurethane. Our Cryogel Z blankets designed for cold applications provided compact design, durability and fire protection, three important selection criteria for this project. Since this installation in 2008, Cryogel has been installed in more than two dozen LNG import, export and storage facilities, providing an unmatched combination of thinness and fire protection.

•

Onshore: A major oil and gas company was seeking to reduce the cost of installing insulation for its oil sands project in Alberta, Canada. During construction of the first phase of this oil sands project, the company insulated its steam distribution piping after they had been delivered to the remote project location which required setting up facilities to house the insulation workers and transporting supports, piping and insulation to the project location. In addition, pipes had to be installed sequentially in the field under harsh weather conditions. When the company designed the second phase of this project, it sought to reduce its installation costs and chose Pyrogel XT-E. Because Pyrogel XT-E is highly durable, this end-use customer was able to pre-insulate its steam distribution piping offsite in a climate controlled facility before transporting the piping to the project site, resulting in a reduction of more than 50% in labor costs and allowing for faster installation.

•

Offshore: Technip was presented with challenges at a subsea project designing a pipeline system to be installed in a reel-lay mode and used to transport oil from the subsea wellheads to the production facility. Given the low reservoir temperature, Technip needed a pipe-in-pipe system, with insulation inserted between the inner and outer piper preventing the oil from cooling off below a required minimum temperature as it is transported through the pipeline. They turned to our Spaceloft Subsea product for an insulation solution. Spaceloft Subsea blankets provided the required thermal performance and were thin enough to fit in the narrow gap between the inner 12” flowline and the outer 17” steel casing. Since that project, we have worked with Technip on more than 20 other subsea projects.

Manufacturing

We manufacture our products using our proprietary technology at our facility located in East Providence, Rhode Island. We have operated the East Providence facility at a high volume and high yield since 2008. Our manufacturing process is proven and has been scaled up to help meet increasing demand.

Our manufacturing group is led by a seasoned team with management experience at global industrial and specialty chemical companies. Our manufacturing workforce is experienced and, to date, we have experienced employee turnover consistent with others in our industry. We have well-defined maintenance and environmental, health and safety programs and operating processes in place. We utilize statistical process and quality controls to measure the thermal conductivity, hydrophobicity and thickness of our aerogel blankets during the manufacturing process. We are ISO 9000:2000 certified.

We price our product and measure our product shipments in square feet. We successfully commenced operation of our second production line at this facility at the end of March 2011, which doubled our annual nameplate capacity to 40 million to 44 million square feet of aerogel blankets, depending on product mix. We are in the design and engineering phase of a third production line and have procured certain capital equipment with a longer lead-time. We currently expect that this third line will increase our current capacity by 25% to 50 million to 55 million square feet and will be completed during the first half of 2015. We plan to construct a second manufacturing facility in Europe or Asia, the location of which will be based on factors including labor and construction costs, availability of governmental incentives and proximity to material suppliers. We anticipate initial operation of a first production line at this facility during 2017.

The chart below illustrates our historical production and nameplate and effective capacities, which will be critical to our revenue growth in the coming years. Nameplate capacity represents our projected maximum sustainable annual output. As we add capacity, we ramp up our production over time towards our nameplate capacity. Our effective capacity is the capacity at which we believe we can operate while maintaining the quality of our products and efficiency of our operations in a given period. Actual effective capacity is also impacted by the date within a given year on which we add the capacity. The projected nameplate and effective capacity for the years 2014 through 2018 are based on certain assumptions that our management believes are reasonable, but these assumptions could prove to be incorrect, which could result in our actual capacity differing materially from the projections below. See “Risk Factors — Risks Related to Our Business and Strategy — If we fail to achieve the increase in production capacity that our continued growth requires in a timely manner, or at all, our growth may be hindered and our business or results of operations may be materially adversely affected.”

We directly control all stages in the manufacture of our aerogel blankets. Our direct ownership of manufacturing operations allows us to maintain control of proprietary process technologies and to control product quality. Our production of aerogel blankets utilizes a continuous batch process and consists of the following key steps:

•	Sol Preparation. Mixing of a silica precursor in ethanol, a catalyst and additives in set formulas to deliver the target properties of the resultant aerogel.

•	Casting. Application of the sol into a non-woven batting and initial formation of the gel structure.

•	Aging. Bathing of the gel-saturated blankets in fluids to impart desired physical and thermal properties.

•	Extraction. Supercritical extraction of the ethanol liquid from the gel-saturated blanket to produce an aerogel blanket.

•	Heat Treatment. Drying to remove trace ethanol, ammonia salts and water from the aerogel blankets.

•	Finishing. Coating to enhance quality and product handling.

•	Quality Control. Utilizing statistical process and quality controls to measure thermal conductivity, hydrophobicity and thickness of our aerogel blankets.

Our material costs were the equivalent of 53%, 61% and 47% of product revenue for the years ended December 31, 2011, 2012 and 2013, respectively, and 44% of product revenue for the three months ended March 31, 2014. The materials used in the production of our products consist primarily of polyester and fiberglass battings, amorphous silica and ethanol, which is used in the delivery of the amorphous silica. Multiple sources of supply exist for all of our materials, and we believe the markets for these products are competitive and prices are relatively stable. We purchase amorphous silica from several suppliers. Based on the current level of demand for our products, we believe that an adequate long-term supply of amorphous silica is available. However, if demand for our products increases rapidly, we will need to work with suppliers to ensure that an adequate long-term supply of amorphous silica will be available. Suppliers of amorphous silica include industrial companies that produce it directly or that produce it as a byproduct of other industrial processes. We are working with a number of suppliers to plan for our potential future needs and to develop processes to reduce the long-term cost of the amorphous silica used in our products. See “Risk Factors — Risks Related to Our Business and Strategy — Shortages of the raw materials used in the production of our products, increases in the cost of such materials or disruptions in our supply chain could adversely impact our financial condition and results of operations.”

We are seeking to lower our manufacturing costs and to improve the per square foot costs of our aerogel blankets by optimizing our chemistries and manufacturing processes to improve yields, by obtaining material price reductions from existing vendors, by qualifying new vendors for certain materials and by optimizing shipping costs. Our objective is both to reduce costs to enhance our competitive advantage and to ensure we deliver high quality finished products.

Research and Development

The mission of our research and development team is to leverage innovation in support of our commercial objectives, including by designing additional disruptive products for the energy infrastructure market and seeking methods to lower our manufacturing costs and to improve yields. Our research and development expenditures were $4.1 million, $5.1 million and $5.2 million for the years ended December 31, 2011, 2012 and 2013, respectively, and $1.3 million for the three months ended March 31, 2014. In addition, we spent $1.5 million, $1.4 million and $2.0 million for the years ended December 31, 2011, 2012 and 2013, respectively, and $0.5 million for the three months ended March 31, 2014, on research and development activities sponsored by federal and non-federal government agencies. Our scientists and engineers work closely with customers to study and assess insulation application requirements and guide advancements in aerogel materials and manufacturing. The scope and focus of our research and development activities include:

•

Research: Our research scientists and process engineers explore various chemistries and process technologies to enhance product performance in response to needs for high temperature thermal stability, high compression strength, corrosion resistance, low density, low thermal conductivity at low, ambient and high temperatures, high resilience and flexibility and resistance to environmental elements. Our research scientists are investigating various aerogel compositions beyond the fiber reinforced silicate aerogel materials which are the backbone of current products. Carbon, ceramic, rubber and hybrid aerogels are all topics of study. A range of form factors are under exploration, including flexible sheets, monoliths, beads and powders.

•

Development: Our development team responds to customer needs for new and broader performance aerogel products. Our efforts to enhance the aerogel product line currently include new grades of flexible aerogels with higher temperature performance, compression resistance, flame and smoke resistance and improved low infrared signature properties.

•

Analytical Services: We have invested in testing and characterization equipment for chemical, mechanical and thermal property measurements. The instrumentation allows in-house measurement of all key properties related to formulation and performance of aerogel products. The analytical laboratory is managed on a service basis with testing prioritized against commercial opportunities. We supplement our in-house capabilities with third party laboratory services.

•

Process Engineering: We maintain a range of pilot equipment that allows rapid examination of formulation and process variables at the research scale. This capability allows the study and continuous improvement of operating processes and provides the ability to produce a range of novel product forms.

•

Program Management: We have a demonstrated record of success in winning and delivering upon government research programs. Research and development performed under contract to NASA, NSF, DARPA, U.S. Army, U.S. Navy, U.S. Air Force and the Department of Energy enables us to develop and leverage technologies into broader commercial applications.

•

Business Development and Technology Transition: We work closely with customers in government and industry to develop potential aerogel solutions that leverage a wide range of attributes of aerogels. We have a long history and demonstrated capability of successfully transitioning technologies from the lab scale into full production.

We believe that we are well positioned to leverage a decade’s worth of research and development activity to continue to commercialize additional disruptive products, applications and advanced manufacturing technologies for the energy infrastructure market. We have already obtained patents for a number of these technologies in the United States and abroad. We also maintain a portfolio of trade secrets and know-how in areas of gel compositions and aerogel manufacturing. As of May 15, 2014, we employed 21 research and development employees and eight manufacturing engineers.

Contract Research and Government Support

We have a demonstrated record of pursuing and securing government support for our business:

•

Contract Research. We regularly seek funding from a number of federal and non-federal government agencies in support of our research and development and manufacturing activities. Research performed under contract to NASA, National Science Foundation, Defense Advanced Research Projects Agency, U.S. Army, U.S. Navy, U.S. Air Force and the Department of Energy allows us to develop and leverage technologies into broader commercial applications. We also work closely with customers in government and industry to develop potential aerogel solutions that leverage not only the thermal insulation performance but other benefits of aerogels as well. The research and development activities that we conduct under such contracts may produce intellectual property to which we may not have ownership or exclusive rights and will be unable to protect or monetize.

Under our contracts, the U.S. government generally has the right not to exercise options to extend or expand our contracts and may modify, curtail or terminate the contracts at its convenience. Our government customers may not renew our existing contracts after the conclusion of their terms and we may not be able to enter into new contracts with U.S. government agencies. Any decision by the U.S. government not to exercise contract options or to modify, curtail or terminate our contracts or not to renew our contracts or enter into new contracts with us would adversely affect our revenues.

We have received $45.2 million in funding under contracts since inception through March 31, 2014. Our contract research revenue was $3.2 million, $3.1 million and $4.0 million for the fiscal years ended December 31, 2011, 2012 and 2013, respectively, and $0.9 million for the three months ended March 31, 2014.

•

Title III. Title III of the Defense Production Act was established to create, expand and maintain domestic capacity to produce materials needed for national defense. Title III has accelerated technology adoption by establishing competitive and reliable U.S. sources for key materials. We have received $16.8 million in awards under Title III to build our first production line in East Providence, Rhode Island, to expand effective nameplate capacity and to reduce manufacturing costs of high temperature aerogel blankets.

•	Rhode Island. Our East Providence facility is located in a Rhode Island Enterprise Zone. We have received job training grants/credits from the State of Rhode Island.

Intellectual Property

Our success depends in part upon our ability to obtain, maintain and protect intellectual property rights that cover our product forms, applications and/or manufacturing technologies and specifications and the technology or know-how that enables these product forms, applications, technologies and specifications, to avoid and defend against claims that we infringe the intellectual property rights of others, and to prevent the unauthorized use of our intellectual property. Since aerogels were developed approximately 80 years ago, there has been a wide range of research, development and publication on aerogels, which makes it difficult to establish intellectual property rights to many key elements of aerogel technology and to obtain patent protection. Where we consider it appropriate, our policy is to seek to protect our proprietary rights by filing United States and foreign patent applications related to technology, inventions and improvements that we consider patentable and important to the development and conduct of our business and, in particular, our aerogel technology, product forms and their applications in promising markets and our manufacturing technologies. Patents owned by us that we consider important to our business include: U.S. Patent Nos. 7,078,359 and 7,504,346, as well as related foreign counterparts which are directed to fiber-reinforced aerogel composites and expire on December 21, 2021; U.S. Patent No. 7,226,243, which is directed to sub-sea pipeline systems incorporating our aerogel blankets and expires on May 5, 2024; U.S. Patent Nos. 7,399,439, 6,989,123 and 7,780,890, as well as related foreign counterparts, all of which are directed to methods of manufacturing fiber-reinforced aerogel composites and expire on June 23, 2024; U.S. Patent No. 7,560,062, which is directed to methods of fabricating high-strength fiber-reinforced nanoporous bodies and expires on July 12, 2025; U.S. Patent No. 7,833,916, which is directed to aerogel-based building materials and expires on July 18, 2025; U.S. Patent No. 8,461,223, which is directed to mechanically strong organic aerogels and composites and expires on April 6, 2026; and U.S. Patent No. 7,691,912, which is directed to organic/inorganic hybrid aerogel composites and expires on October 10, 2027; and U.S. Patent No. 8,214,980, which is directed to fabrication of aerogel blankets and expires on January 11, 2030. We also rely on trade secrets, trademarks, licensing agreements, confidentiality and nondisclosure agreements and continuing technological innovation to safeguard our intellectual property rights and develop and maintain our competitive advantage.

As of May 15, 2014, we had 21 issued U.S. patents, 13 pending U.S. patent applications (including two U.S. patents that we co-own with third parties), 30 issued foreign patents and five pending foreign patent applications (including one European patent and a family of pending patent applications that we co-own with a third party). The U.S. patents that we own are generally effective for 20 years from the filing date of the earliest application to which each U.S. patent claims priority. The scope and duration of each of our foreign patents varies in accordance with local law. Our ability to maintain and solidify both our proprietary and our licensed technology will depend in part upon our success in obtaining patent rights and enforcing those rights once granted or licensed in appropriate jurisdictions. We do not know whether any of our patent applications or those patent applications that we license from others will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or Moreover, enforcement of our patent rights may be complicated in some foreign jurisdictions due to lack of effective enforcement tools. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors. Furthermore, our competitors may independently develop similar technologies or duplicate technology developed by us or may possess intellectual property rights that could limit our ability to manufacture our products and operate our business, particularly given the long history of the circumvented, which could limit our ability to prevent competitors from marketing similar or related products, or shorten the term of patent protection that we may have for our products, technologies and enabling technologies. development of aerogel technology. Because of the extensive time required for research, development and testing of a potential product, it is possible that, before a product under development can be commercialized, any related patent, whether owned by us or licensed to us, may expire or remain in force for only a short period of time following commercialization, thereby substantially reducing or eliminating any advantage of the patent.

We also rely on trade secret protection for our proprietary technology. However, trade secrets can be difficult to protect. We may not be able to maintain our technology or know-how as trade secrets, and competitors may develop or acquire equally valuable or more valuable technology or know-how related to the manufacture of comparable products. We also seek to protect our confidential and proprietary information, in part, by requiring employees and consultants to execute confidentiality and/or nondisclosure agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential and proprietary information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements may be breached and may not provide adequate remedies in the event of breach. We also require our customers and vendors to execute confidentiality and/or nondisclosure agreements. However, we have not obtained such agreements from all of our customers and vendors. Moreover, some of our customers may be subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. In addition, our trade secrets may otherwise become known or be independently discovered by competitors, customers or vendors. To the extent that our employees, consultants, vendors or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting technologies, know-how or inventions.

We believe that having distinctive names may be an important factor in marketing our products, and therefore we use trademarks to brand some of our products, including Pyrogel, Cryogel and Spaceloft. As of May 15, 2014, we had five trademark registrations and one pending trademark application in the United States, 34 trademark registrations and 10 pending applications in other foreign jurisdictions, including the European Union, Japan, China, Canada, South Korea and Brazil. Although we have a foreign trademark registration program for selected marks, our approach may not be comprehensive enough or we may not be able to register or use such marks in each foreign country in which we seek registration.

We regularly seek funding from a number of federal and non-federal government agencies in support of our research and development and manufacturing activities. The research and development activities that we conduct under such contracts may produce intellectual property to which we may not have ownership or exclusive rights and will be unable to protect or monetize.

Cross License Agreement with Cabot Corporation

In April 2006, we entered into a cross license agreement with Cabot Corporation, or Cabot, which was amended in September 2007. Under the terms of the cross license agreement, each party has granted certain intellectual property rights to the other. The cross license agreement remains in effect until the expiration of the last to expire of the issued patents or patent applications and acquired patents licensed thereunder. We hold a non-exclusive, worldwide license to those patents and patent applications owned or licensed by Cabot that are necessary for us to (1) practice our manufacturing technology within a field of use, which is defined in accordance with the specific chemistry of our aerogel products and the supercritical fluid technology that we use in our manufacturing technology and (2) use and sell the resulting aerogel blanket and derivative products. We paid Cabot in full for this license, by paying $38 million over a period of approximately seven years, with the last payment made in March 2013. We have granted to Cabot a reciprocal, non-exclusive, worldwide license to certain patents and patent applications that we own that are necessary for Cabot to practice its processes within a field of use defined in accordance with the specific chemistry in its aerogel products and the drying technology that it uses to manufacture its products. The grant of license to each party covers issued patents, patent applications and patents issued from such counterpart applications, as well as patents licensed or acquired during a specified term, in each case that claim aerogels, or methods, materials of manufacture, or uses of aerogels.

If we intend to sell, transfer, pledge or mortgage any of the patent rights that we license to Cabot, such sale, transfer, pledge or mortgage is subject to the licenses granted to Cabot under the cross license agreement. We also bear full responsibility and liability for any loss, damage, personal injury or death resulting from, arising out of or connected with our use of the licensed Cabot intellectual property or our use or any third party’s use of any products manufactured using the licensed Cabot intellectual property. The right to assert infringement of one or more patents licensed under the cross license agreement resides solely with the patent owner and, thus, Cabot has the exclusive right, but not the obligation, to enforce its rights in its intellectual property licensed to us under the agreement at its own expense, and any decision as to whether or not to do so by Cabot must be accepted as final by us.

Competition

We operate in a highly competitive environment. In general, we compete with traditional insulation materials based on product performance, price, availability and proximity to the customer. Customers may choose among a variety of traditional insulation materials that offer a range of characteristics including thermal performance, durability, vapor permeability, moisture resistance, ease of installation and upfront and lifecycle costs. Within each type of insulation material, there is also competition between the manufacturers of that material. Most types of traditional insulation materials are produced by a number of different manufactures and once customers have chosen the type of insulation material that they intend to use, they will choose a manufacturer of that material based primarily on each manufacturer’s price and delivery schedule. Insulation manufacturers include a range of large, high-volume, multinational manufacturers offering branded products and strong technical support services to small, low-volume, local manufacturers offering low prices and limited customer support.

We believe the primary competitive factors in our market are:

•	product performance (along multiple criteria), quality and fitness for purpose;

•	product price, installed cost and lifecycle cost;

•	product availability; and

•	proximity to customer and logistics.

Our products are priced at a premium to traditional insulation materials. While our competitors offer many traditional insulation products that are priced below our products on a per-unit basis, our products have superior performance attributes and have the lowest cost on a fully-installed basis or offer significant life-cycle cost savings.

According to The Freedonia Group, industry leading manufacturers for each of the principal traditional insulation materials include:

•	Foamed Plastics. Armacell, BASF, Bayer, Bridgestone, Dow Chemical, Johns Manville, Kingspan, Knauf Gips, Owens Corning, Recticel, Saint-Gobain, swisspor Management and Uralita.

•	Fiberglass. CSR, Fletcher Building, Johns Manville, Knauf Gips, Owens Corning, Saint-Gobain and Uralita.

•	Mineral Wool. CSR, Johns Manville, Knauf Gips, Owens Corning, Paroc Group, Rockwool, Saint-Gobain and swisspor Management.

•	Other. Manufacturers of foamed glass, calcium silicate, perlite and vermiculite tend to be limited to medium-sized, global or small-sized, regional suppliers.

We also compete in the aerogel insulation market with Cabot predominantly in the off-shore segment. In addition, we are aware of competitors in China that manufacture and market aerogel insulation products.

Within each of our target markets, we encounter these organizations and a significant number of other aggressive national, regional and local suppliers. Our competitors are both seeking to enhance traditional insulation materials and develop and introduce new and emerging insulation technologies. Competing technologies that outperform our insulation in one or more performance attributes could be developed and successfully introduced. We are aware of certain companies in Asia that are marketing aerogel products similar to our aerogel products over the Internet but we are not aware of any sales of their products in our targeted geographic markets. See “Risk Factors — Risks Related to Our Business and Strategy — The energy infrastructure insulation market is highly competitive; if we are unable to compete successfully, we may not be able to increase or maintain our market share and revenues.”

Our market share in 2013 was less than three percent of the estimated $2.8 billion annual global market for energy infrastructure insulation materials. Many of our competitors have greater market presence, larger market share, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing and other resources than we have and may be better able to withstand volatility within the industry and throughout the economy as a whole while retaining greater operating and financial flexibility. If our competitors lower their prices, develop new products or if we are unable to compete effectively, our growth opportunities, share of the market, margins and profitability may decline.

Insulation Materials

The insulation materials that are currently most widely in use in the $37 billion insulation market are:

•

Mineral Wool. First introduced in 1871, mineral wool is commonly used for insulation and fire protection in the building and construction market and in high temperature applications in the energy infrastructure market. The two different types of mineral wool are rock wool, which is produced from natural minerals, and slag wool, which is produced from iron ore blast furnace slag. Mineral wool is inexpensive, performs well at high temperatures and meets fire safety standards in the building and construction market, primarily in Europe.

•

Foamed Plastics. Commercialized during the 1950s, foamed plastics are the most prevalent form of insulation material in the world and are used broadly in the appliance, transportation, industrial and building and construction markets. Foamed plastic insulation is made from inexpensive materials and is a cost-effective solution for many end-users. Foamed plastics provide some of the characteristics of solid insulation and are available in a wide variety of form factors. However, foamed plastics are generally not fire resistant.

•

Specialty Materials. Other insulation materials are typically used in specialty applications. Generally, these insulations are either inexpensive, low performance materials or expensive, high-performance materials. Perlite and vermiculite are low performance materials used generally as lightweight, noncombustible insulation. Developed in the 1970s, calcium silicate was first used as a high-performance alternative that can be molded for retrofit industrial applications and can withstand high temperatures. Foamed glass is a high-performance, closed cell, lightweight material that has been used since the 1940s in industrial applications where chemical absorption is an issue. Vacuum insulated panels are a relatively new product that provides excellent thermal performance.

•

Fiberglass. Developed and commercialized during the 1930s, fiberglass is used primarily in building and construction and transportation markets in North America. Fiberglass insulation is made of fine fibers of glass and is typically adhered with a chemical binder to a batt form. Fiberglass will not burn, but will melt under intensive heat. Fiberglass is inexpensive, easy to install, can be cut very easily and is primarily used to fill cavity spaces in building and construction applications.

The insulation materials that are most widely used in the energy infrastructure market are mineral wool, foamed plastics, calcium silicate, perlite, foamed glass and aerogel. Foamed plastics, fiberglass and mineral wool materials account for more than 96% of worldwide insulation demand. The remaining 4% of the market is comprised of specialty materials including aerogels, perlite, calcium silicate, foamed glass and vacuum insulated panels.

Employees

As of May 15, 2014, we had 226 full-time employees and no part-time employees, with 29 in research and development, 146 in manufacturing operations and supply chain, 29 in sales and marketing and 22 in general and administrative functions. Of our employees, 218 are located in the United States and eight are abroad. We consider our current relationship with our employees to be good. None of our employees are represented by labor unions or have collective bargaining agreements.

Legal Proceedings

In the ordinary course of our business we may be party to various legal proceedings, including but not limited to those brought by our current or former employees, customers, suppliers and competitors, the outcome of which cannot be predicted with certainty. We are not involved in any legal proceedings that are expected to have a material adverse effect on our business, results of operations or financial condition. To the knowledge of our management, no legal proceedings of a material nature involving us are pending or threatened by any individuals, entities or governmental authorities.

Facilities

Our corporate headquarters are located in Northborough, Massachusetts, where we occupy approximately 83,000 square feet under a lease expiring on December 31, 2016. We also own an approximately 143,000 square foot manufacturing facility in East Providence, Rhode Island. In addition, we lease a 24,000 square foot facility and a 128,000 square foot facility both located in East Providence, Rhode Island, which leases expire on February 29, 2016 and March 31, 2019, respectively. We intend to construct a second manufacturing facility located in either Europe or Asia.

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors, director-elect and their respective ages and positions as of May 15, 2014 are as follows:

Name	Age	Position
Executive Officers
Donald R. Young	56	President, Chief Executive Officer and Director(1)
John F. Fairbanks	53	Vice President, Chief Financial Officer and Treasurer
George L. Gould, Ph.D.	51	Vice President, Research and Development
Kevin A. Schmidt	48	Vice President, Operations
Corby C. Whitaker	44	Senior Vice President, Sales and Marketing
Non-Employee Directors
P. Ramsay Battin	43	Director(1)
Robert M. Gervis	53	Director(1)
Craig A. Huff	49	Director(1)
Steven R. Mitchell	44	Director(1)
Mark L. Noetzel	56	Chairman of the Board(1)
William P. Noglows	56	Director-Elect(1)(2)
David J. Prend	56	Director(1)
Richard F. Reilly	66	Director(1)

(1)	See “Certain Relationships and Related Person Transactions — Agreements with Stockholders” for a discussion of arrangements among our stockholders pursuant to which this director was selected.
(2)	Mr. Noglows will become a director of the Company upon the consummation of this offering.

Donald R. Young has been our President, Chief Executive Officer and a member of our board of directors since November 2001. Prior to joining us, Mr. Young served as Chief Executive Officer of HighWired, a leading venture capital backed software and e-learning company. Prior to that, Mr. Young worked in the United States and abroad in a broad range of senior operating roles for Cabot Corporation, a leading global specialty chemical company. Prior to Cabot Corporation, Mr. Young worked in the investment business at Fidelity Management & Research. Mr. Young holds a BA from Harvard College and an MBA from Harvard Business School. We believe that Mr. Young possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which brings historic knowledge, operational expertise and continuity to our board of directors.

John F. Fairbanks has been our Vice President, Chief Financial Officer and Treasurer since October 2006. Prior to joining us, Mr. Fairbanks was a Senior Vice President of New England Business Service, Inc., or NEBS, and served as treasurer, chief financial officer and in several senior operating roles for NEBS during his tenure. Immediately prior to joining NEBS, Mr. Fairbanks was vice president and treasurer of M/A-Com, Inc. Mr. Fairbanks holds a BA in Economics from Middlebury College and an MBA in Finance from the Wharton School at University of Pennsylvania.

George L. Gould, Ph.D. has been with us since our inception in 2001 and has served as our Vice President, Research and Development since April 2011. Prior to this role, Dr. Gould served in a variety of positions with us, most recently as our Director, Research and Development from February 2009 to April 2011 and Director, Research from June 2005 to February 2009. Prior to joining us, Dr. Gould was employed by Aspen Systems, the company from which our company was spun-off. Prior to joining Aspen Systems, Dr. Gould was a chemistry professor at the University of Illinois at Chicago. Dr. Gould holds a B.A. in Chemistry from the College of Wooster, a Ph.D. in Inorganic Chemistry from Yale University and carried out his post-doctoral training at Brookhaven National Laboratory.

Kevin A. Schmidt has been with us since June 2004 and has served as our Vice President, Operations since February 2007. From June 2004 to February 2007, Mr. Schmidt served as our Vice President, Manufacturing. Prior to joining us, Mr. Schmidt worked 17 years for The Dow Chemical Company in business and operational leadership roles within Polystyrene, Engineering Thermoplastics, Styrofoam and Polyurethane System House Global Business Units. Mr. Schmidt holds a BS in Chemical Engineering from The Pennsylvania State University.

Corby C. Whitaker has been our Senior Vice President, Sales and Marketing since joining us in February 2012. Prior to that, Mr. Whitaker worked in senior sales, marketing and business development leadership roles in the energy, renewable energy, building materials and industrial equipment industries. From July 2010 to December 2011, Mr. Whitaker was Vice President, Sales at Solyndra LLC and from December 2007 to July 2010, Mr. Whitaker served as Vice President, Global Sales at United Solar Ovonic LLC, each solar technology companies. Prior to that, from March 2004 to December 2007, Mr. Whitaker served as Director of Sales at Johns Manville, a building materials company. Mr. Whitaker holds a B.S. in mechanical engineering from Texas A&M University.

P. Ramsay Battin has served on our board of directors since June 2008. Mr. Battin is a partner with Eastside Partners, a venture capital firm he joined in January 2014. Mr. Battin previously served as a director on the Arcapita Ventures investment team at Arcapita Inc. and he currently serves as a consultant to Arcapita Investment Management US Inc. Prior to joining Arcapita in November 2005, he was a partner with Southeastern Technology Fund, an early and growth stage venture capital firm. Mr. Battin has also served in the corporate finance departments at Lehman Brothers and Robinson-Humphrey in New York, London and Atlanta. Mr. Battin currently serves on the boards of directors of Fidelis SeniorCare and previously served as a member of the board of directors of Best Doctors, Prenova, RTO Software and SPI Dynamics. Mr. Battin holds an AB in History from Princeton University and an MBA from Harvard Business School. We believe that Mr. Battin possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience building, investing in and growing technology companies and his experience with sophisticated transactions as an investment banker. In addition, because Mr. Battin has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Robert M. Gervis has served on our board of directors since January 2011. Mr. Gervis is Managing Member and President of Epilogue, LLC, a private advisory firm he founded in April 2009. Prior to founding Epilogue, LLC, Mr. Gervis served in various senior executive positions at Fidelity Investments from July 1994 to March 2009. Mr. Gervis’ management experience during his tenure with Fidelity Investments included serving as (i) Chief Executive Officer of an oil and natural gas exploration and production company from December 2002 to March 2006; (ii) Chief Operating Officer of an international, full-service real estate development and investment company from May 2002 to June 2003; (iii) Managing Director of a private equity division from March 2002 to March 2006, which invested in a broad range of industries, including technology, biotechnology, real estate, oil and gas exploration and production and telecommunications; and (iv) President of Ballyrock Investment Advisors from April 2006 to March 2009, a registered investment adviser which managed Fidelity Investments’ structured credit business. Prior to joining Fidelity Investments, Mr. Gervis was a partner at the law firm of Weil, Gotshal & Manges. He currently also serves on the board of directors of Axiall Corporation (NYSE: AXLL); and is an investor in, and occasionally serves on the boards of, private companies primarily in the Boston area. Mr. Gervis previously served as a director of Tronox Incorporated (NYSE: TROX). Mr. Gervis holds a BS in Industrial Engineering from Lehigh University and a JD from The George Washington University. Mr. Gervis also is a CFA charterholder. We believe that Mr. Gervis possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in finance, capital markets and investing, his management skills, as well as his experience with sophisticated transactions as a corporate attorney. In addition, because Mr. Gervis has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Craig A. Huff has served on our board of directors since September 2010, and prior to that served on our board of directors from February 2005 to August 2009. Mr. Huff is Co-Founder and Co-Chief Executive Officer of Reservoir Capital Group, or Reservoir, a privately-held investment firm with approximately $7.1 billion under management as of December 31, 2013. Reservoir invests opportunistically in both the public and private equity and debt markets with a focus on power and energy. Reservoir also starts and builds alternative investment firms. Since founding Reservoir in 1998, Mr. Huff has served on the boards of many of its portfolio companies in industries such as energy, power, agriculture, aircraft leasing and insurance. He has also been instrumental in the formation and development of a variety of hedge funds and private investment firms. Previously, Mr. Huff was a Partner at Ziff Brothers Investments and, prior to business school, served in the U.S. Navy as a nuclear submarine officer and nuclear engineer. Mr. Huff is the President of the Board of Trustees of St. Bernard’s School in New York City. He is a Trustee of the Princeton Theological Seminary and serves as Chairman of its Investment Committee. Mr. Huff is also a member of the Advisory Board of the Center for Regenerative Medicine (Harvard Stem Cell Institute/Massachusetts General Hospital) and several other nonprofit organizations. Mr. Huff graduated magna cum laude from Abilene Christian University with a B.S. in Engineering Physics. He also completed his MBA at Harvard Business School, where he graduated with high distinction as a Baker Scholar. We believe that Mr. Huff possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience building, investing in and growing companies and his executive experience as Co-Chief Executive Officer of Reservoir, as well as his scientific background. In addition, because Mr. Huff has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Steven R. Mitchell has served on our board of directors since August 2009. Mr. Mitchell has served as the managing director of Argonaut Private Equity, LLC, or Argonaut, since November 2004. Prior to joining Argonaut, Mr. Mitchell was a principal in both Radical Incubation and 2929 Entertainment. He currently serves on the boards of directors of Global Client Solutions, LLC; Yulex Corporation; Stepstone Group; Green Hills Software, Inc.; Newco Valves, LLC; S&R Compression, LLC; DMB Pacific, LLC; 360 Degree Solar Holdings, Inc.; Norberg-IES, LLC; Otis Eastern Services, LLC; Specific Systems, LLC; and Global Technology Partners, LLC. From 1996 to 1999, Mr. Mitchell was a corporate attorney at Gibson, Dunn & Crutcher. Mr. Mitchell holds a BBA in Marketing from Baylor University and a JD from the University of San Diego School of Law. We believe that Mr. Mitchell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience building, investing in and growing several manufacturing, technology and product companies and his experience with sophisticated transactions as a corporate attorney. In addition, because Mr. Mitchell has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Mark L. Noetzel has served on our board of directors since December 2009. Mr. Noetzel has worked as a consultant to a number of public and private companies since May 2009. From June 2007 to May 2009, Mr. Noetzel was president and chief executive officer of Cilion, Inc., a biofuels company. Prior to joining Cilion in 2007, he had served in several senior positions at BP plc, including Group Vice President, Global Retail, from 2003 until 2007, Group Vice President, B2B Fuels and New Markets, during 2001 and 2002 and Group Vice President, Chemicals, from 1997 until 2001. Prior to those senior management roles with BP plc, Mr. Noetzel served in other management and non-management roles with Amoco from 1981 until BP plc acquired Amoco Corporation in 1998. Mr. Noetzel is also chairman of the board of directors of Axiall Corporation (NYSE: AXLL), created by the merger of Georgia Gulf Corporation and the commodity chemicals business of PPG. Mr. Noetzel currently serves on the boards of two private development stage technology companies, Siluria Technologies Inc. and Novogy Inc. Mr. Noetzel holds a BA in Political Science from Yale University and an MBA from the Wharton School at University of Pennsylvania. We believe that Mr. Noetzel possesses specific attributes that qualify him to serve as a member and chairman of our board of directors, including more than ten years’ experience in senior executive management roles with large, international businesses within the chemical and fuel industries and his experience as chairman of the board of an existing public company.

William P. Noglows will become a director of the Company upon the consummation of this offering. Mr. Noglows previously served on our board of directors from January 2011 to April 2013. Mr. Noglows has served as Chairman, President and Chief Executive Officer of Cabot Microelectronics Corporation since November 2003. Mr. Noglows also is a director of Littelfuse, Inc. From 1984 through 2003, he served in various management positions at Cabot Corporation, culminating in serving as an executive vice president and general manager. Mr. Noglows had previously served as a director of Cabot Microelectronics from December 1999 until April 2002. Mr. Noglows received his B.S. in Chemical Engineering from the Georgia Institute of Technology. We believe that Mr. Noglows possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as chief executive officer of a leading public company and his expertise in developing technology. In addition, because Mr. Noglows has served on boards of directors of two other public companies, we believe he has significant experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

David J. Prend has served on our board of directors since May 2001. Mr. Prend is the cofounder of RockPort Capital Partners and has served as a managing general partner since 1998. Mr. Prend began his career in the energy industry as an engineer at Bechtel Corporation where he worked in the area of advanced energy technologies. From 1984 until 1987, he worked at Amoco Corporation in the Treasurer’s Department, and in the chemical and upstream oil and gas subsidiaries of Amoco. He later joined Shearson Lehman Hutton Inc. in their Natural Resources Investment Banking Group where he advised companies in the energy, mining and forest products industries. In 1990, he joined Salomon Brothers where he was promoted to Managing Director and headed the Global Energy Investment Banking Group. He currently serves on the boards of directors of Achates Power, Inc., Enki Technology, Inc., GlassPoint Solar, Inc., InVisage Technologies, Inc., Solar Universe, Inc. and SustainX, Inc. He is also a member of the National Advisory Council to the National Renewable Energy Laboratory, or NREL, chairman of the Solar Technology Review Panel for NREL and chairman of the E.O. Wilson Biodiversity Foundation. Mr. Prend served on the board of the National Venture Capital Association from 2007 to 2011. In addition, Mr. Prend was formerly a director of Satcon Technology Corporation. He holds a BS in Civil Engineering from University of California at Berkeley and an MBA from Harvard Business School. We believe that Mr. Prend possesses specific attributes that qualify him to serve as a member of our board of directors and as a member of our compensation committee, including his experience in the renewable energy sector and venture capital industries. In addition, because Mr. Prend has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Richard F. Reilly has served on our board of directors since July 2010. For 31 years prior to his retirement in 2009, Mr. Reilly specialized in audits of manufacturing, technology and distribution companies with KPMG LLP, with 28 years in the role of senior audit partner. Prior to his tenure with KPMG LLP Mr. Reilly worked in private industry, serving in various accounting management roles in technology and manufacturing companies. Mr. Reilly also served for ten years in the U.S. Army reserve as a combat engineer officer. Mr. Reilly currently serves as a member of the board of trustees and as chair of the audit committee of Perkins School for the Blind, a non-profit institution headquartered in Boston, Massachusetts and as a member of the finance and audit committee for The Clergy Funds of the Archdiocese of Boston. From November 2012 to December 2013, Mr. Reilly has also served as a consultant to a Fortune 500 company related to finance, controls and governance issues at its subsidiary in India. Mr. Reilly holds a BS in Business Administration from Northeastern University and is a Certified Public Accountant. We believe that Mr. Reilly possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as chair of our audit committee, including a deep understanding of accounting principles and financial reporting rules and regulations, acquired over the course of his career at KPMG LLP and in private industry. In addition, we believe Mr. Reilly has significant experience overseeing, from an independent auditor’s perspective, the financial reporting processes of large public companies in a variety of industries with a global presence.

Composition of Our Board of Directors

Our board of directors currently consists of eight members, seven of whom are non-employee directors. Upon consummation of the offering, our board will consist of nine members eight of whom are non-employee directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

In accordance with our restated certificate of incorporation and restated by-laws, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders commencing with the meeting in 2015, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of the offering made hereby, our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Battin, Gervis and Prend and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Messrs. Huff, Noetzel and Noglows and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Messrs. Mitchell, Reilly and Young and their terms will expire at the annual meeting of stockholders to be held in 2017.

Our restated certificate of incorporation provides that the authorized number of directors comprising our board of directors shall be fixed by our restated by-laws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that each class will consist of approximately one-third of the directors.

Director Independence

Under applicable NYSE rules, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with Aspen Aerogels (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has established guidelines to assist it in determining whether a director has such a material relationship. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Pursuant to NYSE rules, a director employed by us cannot be deemed to be an “independent director,” and consequently Mr. Young does not qualify as an independent director.

The applicable rules and regulations of the NYSE require us to have a majority of independent directors within one year of the date our common stock is listed on the NYSE. Our board has determined that each of P. Ramsay Battin, Robert M. Gervis, Craig A. Huff, Steven R. Mitchell, Mark L. Noetzel, William P. Noglows, David J. Prend and Richard F. Reilly meet the categorical standards described above, that none of these directors, including Mr. Noglows upon his joining the board, has a material relationship with us and that each of these directors is “independent” as determined under Section 303A.02 of the NYSE Listed Company Manual.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation and leadership development committee, or compensation committee, and a nominating and governance committee. Each committee operates under a charter approved by our board of directors. The composition and function of each of these committees are described below.

Audit Committee. Upon the completion of this offering, our audit committee will be comprised of Messrs. Mitchell, Noetzel and Reilly. Mr. Reilly will be chairman of the committee. Our board of directors has determined that Mr. Reilly is an audit committee financial expert, as defined by the rules of the SEC, and satisfies the financial sophistication requirements of applicable NYSE rules. Our audit committee is authorized to, among other matters:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions, if any; and

•	prepare the report of the audit committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement.

The applicable rules and regulations of the SEC and NYSE require us to have one independent audit committee member upon the listing of our common stock on NYSE, a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and all independent audit committee members within one year of the date of the completion of this offering.

Compensation Committee. Upon completion of this offering, our compensation and leadership development committee, or compensation committee, will be comprised of Messrs. Battin, Gervis, Noglows and Prend. Mr. Noglows will be chairman of the committee. Our compensation committee is authorized to, among other matters:

•	review and recommend the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive and purchase plans;

•	ensure appropriate leadership development and succession planning is in place;

•	oversee the evaluation of management; and

•	prepare the report of the compensation committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement.

The applicable rules and regulations of the NYSE require us to have one independent compensation committee member upon the closing of this offering, a majority of independent members within 90 days of the date our common stock is listed on the NYSE and all independent compensation committee members within one year of the NYSE listing date.

Nominating and Governance Committee. Upon completion of this offering, our nominating and governance committee will be comprised of Messrs. Gervis, Noetzel and Noglows. Mr. Gervis will be the chairman of the committee. Our nominating and governance committee is authorized to, among other matters:

•	identify and nominate candidates for election to the board of directors;

•	review and recommend the compensation arrangements for certain members of our board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of our board of directors.

The applicable rules and regulations of the NYSE require us to have one independent nominating and governance committee member upon the closing of this offering, a majority of independent members within 90 days of the date our common stock is listed on the NYSE and all independent nominating and governance committee members within one year of the NYSE listing date.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of another entity’s board of directors or compensation committee that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. These guidelines, which provide a framework for the conduct of our board’s business, provide that:

•	our board’s principal responsibility is to oversee the management of Aspen Aerogels;

•	a majority of the members of our board of directors shall be independent directors;

•	directors have full and free access to management and employees of our company, and the right to hire and consult with independent advisors at our expense;

•	all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually, our board of directors and its committees will conduct self-evaluations to determine whether they are functioning effectively.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Directors’ and Officers’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our existing fourth amended and restated certificate of incorporation, as amended, and the restated certificate of incorporation to be effective upon the completion of this offering limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our restated certificate of incorporation and restated by-laws to be effective upon the completion of this offering also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, ERISA excise taxes, penalties, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

We have entered into indemnification agreements with each of our non-employee directors and will enter into similar agreements with certain officers. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any investigation, action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion relates to the compensation of our “named executive officers,” including our President and Chief Executive Officer, Donald R. Young, and our two most highly compensated executive officers (other than our President and Chief Executive Officer), John F. Fairbanks, our Vice President, Chief Financial Officer and Treasurer, and Corby C. Whitaker, our Senior Vice President, Sales and Marketing.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers during our fiscal years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Donald R. Young	2013	$450,000	$0	$3,159,849	$526,441	$0	$4,136,290
President and Chief Executive Officer	2012	362,731	0	3,034,711	0	12,669	3,410,111

John F. Fairbanks	2013	265,009	0	758,363	145,822	10,124	1,179,318
Vice President, Chief Financial Officer and Treasurer	2012	255,280	0	77,962	0	9,396	342,638

Corby C. Whitaker	2013	281,029	0	505,576	154,637	23,706	964,948
Senior Vice President, Sales and Marketing	2012	248,557	35,000	886,630	0	98,238	1,268,425

(1)	Mr. Whitaker was hired January 30, 2012 with an annual base salary of $275,000.
(2)	Represents a hiring bonus paid to Mr. Whitaker during 2012 pursuant to the terms of his employment.
(3)	These amounts represent the aggregate grant date fair value for option awards granted to our named executive officers, computed in accordance with ASC Topic 718. Valuation assumptions are described in the notes to our financial statements included elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-based Compensation.”

A portion of the 2013 option awards for each named executive officer includes options that were issued in exchange for the forfeiture of options, including the option awards made in 2012 disclosed in the table, then held by the named executive officer. Specifically, in 2013, Mr. Young was granted an option to purchase 165,280 shares of our common stock at an exercise price of $3.37 per share in exchange for the forfeiture of options to purchase 27,984 shares of our common stock at a weighted average exercise price of $264.11 per share; Mr. Fairbanks was granted an option to purchase 39,667 shares of our common stock at an exercise price of $3.37 per share in exchange for the forfeiture of options to purchase 3,282 shares of our common stock at a weighted average exercise price of $237.51 per share; and Mr. Whitaker was granted an option to purchase 26,444 shares of our common stock at an exercise price of $3.37 per share in exchange for the forfeiture of options to purchase 2,402 shares of our common stock at a weighted average exercise price of $666.83 per share. Due to the de minimis value of the forfeited options, which had exercise prices that exceeded the exercise price of these 2013 option awards, the incremental grant date fair value is equal to the grant date fair value of the 2013 option awards issued in the exchange.

In addition, a portion of the 2013 option awards for each named executive officer includes options subject to performance-based vesting provisions. The maximum grant date fair value of these performance-based options which is included in the amount set forth in the table for each of Messrs. Young, Fairbanks and Whitaker is $2,439,738, $585,537, and $390,358, respectively.

(4)	Represents the amount awarded to the named executive officer under the Aspen Aerogels, Inc. Bonus Plan for 2013 and 2012, respectively.

(5)	Consists of cash payments in lieu of vacation pursuant to company policy except with respect to Mr. Whitaker for 2012. For 2012, the amount paid to Mr. Whitaker consists of reimbursement for certain relocation expenses, including moving expenses, expenses relating to the sale of his former residence and the search for and purchase of a new residence in the Northborough, Massachusetts area, and tax gross-up payments for such expenses.

Narrative Disclosure to Summary Compensation Table

Employment Arrangements with Our Named Executive Officers

Donald R. Young

We entered into an amended and restated executive agreement with Mr. Young on August 5, 2011, which was subsequently amended on October 23, 2012. Pursuant to this agreement, Mr. Young continues to serve as our Chief Executive Officer on an at-will basis, Mr. Young’s annual base salary was set at $450,000 per year, and Mr. Young is eligible to receive an annual performance-based bonus as determined by our board of directors with a target of 75% of his base salary. In April 2014, Mr. Young’s annual base salary was increased to $463,500. Mr. Young’s base salary may be increased, but not decreased, at the discretion of our board of directors or a committee thereof.

Mr. Young is entitled to certain benefits in connection with a termination of his employment or a change of control as discussed below under “— Potential Payments Upon Termination or Change of Control.”

Other Named Executive Officers

We entered into an amended and restated executive agreement with Mr. Fairbanks on August 5, 2011, which was subsequently amended on November 6, 2012. We also entered into an executive agreement with Mr. Whitaker upon his employment with us on January 30, 2012. Pursuant to these agreements, Mr. Fairbanks and Mr. Whitaker serve as executive officers on an at-will basis. We refer to the agreements with Messrs. Fairbanks and Whitaker, as well as our executive agreement with Mr. Young described above, as the executive agreements. Pursuant to these agreements, the annual base salaries for Messrs. Fairbanks and Whitaker were set at $244,300 and $275,000 per year, respectively, and they are eligible to receive an annual performance-based bonus in an amount, if any, to be determined by our board of directors or a committee thereof. The annual base salaries set forth in these agreements may be increased, but not decreased, at the discretion of our board of directors or a committee thereof. In March 2013, Messrs. Fairbanks and Whitaker’s annual base salaries were increased to $267,104 and $283,250 per year, respectively, and in April 2014, Messrs. Fairbanks and Whitaker’s annual base salaries were increased to $275,117 and $291,748, respectively.

In addition, in connection with the negotiation of Mr. Whitaker’s employment in 2012, we agreed to pay Mr. Whitaker a signing bonus of $35,000 and we also agreed to reimburse him for certain relocation expenses, including moving expenses, expenses relating to the sale of his former residence and the search for and purchase of a new residence in the Northborough, Massachusetts area, and tax gross-up payments for such expenses.

Messrs. Fairbanks and Whitaker are entitled to certain benefits in connection with a termination of their employment or a change of control as discussed below under “— Potential Payments Upon Termination or Change of Control.”

Employment, Confidentiality and Non-Competition Agreements

Each of our named executive officers has also entered into an employment, confidentiality and non-competition agreement. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment. Additionally, each of our named executive officers is prohibited from (i) competing with us for a period of one year following termination of employment and (ii) soliciting or interfering with our business relationship with any of our existing clients, customers, business partners or employees for a period of two years.

2013 Stock Option Awards

On August 7, 2013, each named executive officer was granted an option in exchange for the forfeiture of options then held by the named executive officer. Specifically, Mr. Young was granted an option to purchase 165,280 shares of our common stock at an exercise price of $3.37 per share in exchange for the forfeiture of options to purchase 27,984 shares of our common stock at a weighted average exercise price of $264.11 per share; Mr. Fairbanks was granted an option to purchase 39,667 shares of our common stock at an exercise price of $3.37 per share in exchange for the forfeiture of options to purchase 3,282 shares of our common stock at a weighted average exercise price of $237.51 per share; and Mr. Whitaker was granted an option to purchase 26,444 shares of our common stock at an exercise price of $3.37 per share in exchange for the forfeiture of options to purchase 2,402 shares of our common stock at a weighted average exercise price of $666.83 per share. Each of these new options vested with respect to 40% of the shares on August 7, 2013 and the remaining 60% of the shares vest in equal monthly installments over the 36 months following August 7, 2013. These options will expire 10 years from the date of grant.

In addition, on August 7, 2013, each named executive officer was granted an option that is subject to performance-based vesting provisions. Specifically, Mr. Young was granted an option to purchase 578,482 shares of our common stock, Mr. Fairbanks was granted an option to purchase 138,835 shares of our common stock and Mr. Whitaker was granted an option to purchase 92,557 shares of our common stock. Each of these options has an exercise price of $3.37 per share. In connection with this offering, if the number of shares subject to these options, when combined with the number of shares subject to the holder’s total option holdings, exceeds a target percentage of our common stock deemed outstanding immediately prior to the offering, the number of shares subject to these options shall be reduced so that the combined number equals the target percentage. The target percentage for each of Messrs. Young, Fairbanks and Whitaker are 5.625%, 1.250% and 0.833%, respectively. The vesting of these options is contingent upon the consummation of this offering. Subject to and in the event of the consummation of this offering, 40% of the shares subject to these options, as adjusted, plus an additional 1.667% of the shares for each month that occurred between August 7, 2013 and the consummation of this offering will vest upon the consummation of this offering, and 1.667% of the shares will vest in equal monthly installments each month following the consummation of this offering until 36 months following August 7, 2013. These options will expire 10 years from the date of grant.

Under the terms of the options granted to our named executive officers on August 7, 2013, in the event of a change of control of the Company, 12 months of the above described vesting schedules will be accelerated, provided that the vesting of the performance-based options is contingent upon the consummation of this offering. Under our executive agreements with Messrs. Young and Fairbanks, in the event that we terminate their options in connection with a change of control or in the event of a change of control termination (defined below), their options will vest immediately prior to such transaction. Under the terms of our agreement with Mr. Whitaker, in the event we terminate his options in connection with a change of control or in the event of a change of control termination, his then unvested options with respect to any stock options that otherwise would have vested over the next two anniversaries of the vesting start date following the change of control or termination, will vest on the date of the change of control or termination, as applicable.

Cash Bonus Plan

Upon the recommendation of our compensation committee, our board of directors initially approved our employee cash bonus plan in April 2012. The plan is administered by the compensation committee; however, the compensation committee may delegate some of its duties to the officers of the Company. The plan provides that participants shall be eligible to receive a cash bonus over a performance period based on goals established by the administrator which may include attaining revenue goals, an adjusted EBITDA goal, an individual goal or such other performance goals as shall be established by the administrator from time to time. Each participant shall receive a participant letter setting forth a percentage allocation of a target award which shall be based upon a percentage of base salary or set forth as a dollar amount. The participation letters shall also set forth minimum threshold achievement levels applicable to each goal and may set forth additional payments above the target award amount in the event that one or more goals are exceeded. Following completion of the performance period, the administrator shall determine the level of performance achieved for each goal and shall approve and certify the amount of the cash payments to be made.

If a participant voluntarily terminates employment during a performance period, the participant will not be eligible for a payment. If a participant is terminated by us other than for cause or retires, as set forth in any retirement policy then in effect, the participant will receive a prorated payout based on the date of termination of employment and achievement of the goals at such time as payment is otherwise made to the other participants under the plan. All participants shall receive a payment no later than March 15 of the calendar year immediately following the performance period. The administrator may revise or terminate the plan at any time; but no amendment or termination shall be effective without the consent of a participant if it would adversely impact the economic benefit of an outstanding award thereunder.

2014 Bonus Awards

Upon the recommendation of our compensation committee, our board of directors approved the target bonus amounts and goals for fiscal 2014 on December 18, 2013. Each named executive officer’s 2014 bonus award amount will be determined based on the following performance goals for fiscal 2014: 33% based upon the achievement of total revenue and 67% based on adjusted EBITDA goals for fiscal 2014. Achievement of a predetermined adjusted EBITDA threshold is required before any bonus may be earned under the plan. As set forth in the amendment to Mr. Young’s executive agreement dated October 23, 2012, Mr. Young’s target bonus amount has been set at 75% of his annual base salary plus an additional 2.475% of annual base salary for every 1% by which actual revenue exceeds the target amount and an additional 0.5025% of annual base salary for every 1% by which actual adjusted EBITDA exceeds the target amount.

Messrs. Fairbanks and Whitaker’s target bonus amounts have been set at 35% of their respective base salaries plus an additional 1.155% of annual base salary for every 1% by which actual revenue exceeds the target amount and an additional 0.2345% of annual base salary for every 1% by which actual adjusted EBITDA exceeds the target amount.

2013 Bonus Awards and Payments

Upon the recommendation of our compensation committee, our board of directors approved the performance goals and target award amounts for fiscal 2013 on December 17, 2012. Each named executive officer’s 2013 bonus award amount was determined based on the following performance goals: 50% based upon the achievement of total revenue and 50% based on adjusted EBITDA goals for fiscal 2013. Achievement of a predetermined adjusted EBITDA threshold was also required before any bonus could be earned under the plan. As set forth in the amendment to Mr. Young’s executive agreement dated October 23, 2012, Mr. Young’s target bonus amount was 75% of his annual base salary plus an additional 3.75% of annual base salary for every 1% by which actual revenue exceeded the target amount and an additional 0.37% of annual base salary for every 1% by which actual adjusted EBITDA exceeded the target amount.

Messrs. Fairbanks and Whitakers’ target bonus amounts were set at 35% of their respective base salaries plus an additional 1.75% of annual base salary for every 1% by which actual revenue exceeded the target amount and an additional 0.17% of annual base salary for every 1% by which actual adjusted EBITDA exceeded the target amount.

As a result of meeting and exceeding the 2013 performance goals, our compensation committee recommended and our board of directors approved 2013 bonus payments under our bonus plan to Messrs. Young, Fairbanks and Whitaker of $526,441, $145,822 and $154,637, respectively.

2012 Bonus Awards and Payments

Upon the recommendation of our compensation committee, our board of directors approved the performance goals and target award amounts for fiscal 2012 on April 2, 2012 at the time the cash bonus plan was finalized. The board of directors approved a target bonus award for Mr. Young of 50% of his annual base salary and for Messrs. Fairbanks and Whitaker of 35% of their respective annual base salaries. Each named executive officer’s 2012 bonus award amount was determined based on the following performance goals: 50% based upon the achievement of total revenue and 50% based on adjusted EBITDA goals for fiscal 2012. The amount earned was to be increased or decreased based on our performance against such goals. In addition, achievement of a predetermined adjusted EBITDA threshold was required before any bonus could be earned under the plan. As a result of the failure of actual adjusted EBITDA to exceed the predetermined adjusted EBITDA threshold for fiscal year 2012, no bonus was earned by any of the named executive officers pursuant to the plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options held by our named executive officers as of December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(5)	Option Expiration Date
Donald R. Young	77,130	(1)	88,149	0		$3.37	8/7/2023	(3)
	0		0	578,482	(4)	$3.37	8/7/2023
	1,507	(2)	0	0		$82.42	11/11/2019
John F. Fairbanks	18,511		21,155	0		$3.37	8/7/2023	(3)
	0		0	138,835	(4)	$3.37	8/7/2023
Corby C. Whitaker	12,340		14,103	0		$3.37	8/7/2023	(3)
	0		0	92,557	(4)	$3.37	8/7/2023

(1)	Includes options to purchase 16,014 shares of our common stock transferred to Mr. Young’s children in December 2013.
(2)	Includes options to purchase 438 shares of our common stock transferred to Mr. Young’s children in 2010, 2011 and 2012, and options to purchase 1,067 shares of our common stock transferred to the Young Family Trust in 2012.
(3)	These options to purchase shares of our common stock vested as to 40% of the shares on August 7, 2013 and thereafter 1.667% of the shares vest in equal monthly installments over 36 months. In the event of a change of control of the Company, this vesting schedule will be accelerated by 12 months and will be subject to the change of control termination provisions of the employment agreements for such executive officers or described under “—Retirement Payments—Potential Payments Upon Termination or Change of Control”.
(4)

In connection with this offering, if the number of shares subject to these options, when combined with the number of shares subject to the holder’s total option holdings, exceeds a target percentage of our common stock deemed outstanding immediately prior to the offering, the number of shares subject to these options shall be reduced so that the combined number equals the target percentage. The target percentage for each of Messrs. Young, Fairbanks and Whitaker are 5.625%, 1.250% and 0.833%, respectively. The vesting of these options is contingent upon the consummation of this offering. Subject to and in the event of the consummation of this offering, 40% of the shares subject to these options, as adjusted, plus an additional 1.667% of the shares for each month that occurred between August 7, 2013 and the consummation of this offering will vest upon the consummation of this offering, and 1.667% of the shares will vest in equal monthly installments each month following the consummation of this offering until 36 months following August 7, 2013. Under the terms of these options, in the event of a change of control of the Company, 12 months of this vesting schedule will be accelerated. Under our executive agreements with Messrs. Young and Fairbanks, in the event that we terminate their options in connection with a change of control or in the event of a change of control termination (defined below), their options will vest immediately prior to such transaction. Under the terms of our agreement with Mr. Whitaker, in the event we terminate his options in connection with a change of control or in the event of a change of control termination, his then unvested options with respect to any stock options that otherwise would have vested over the next two anniversaries of the vesting start date following the change of control or termination, will vest on the date of the change of control or termination, as applicable.
(5)	The per share exercise price on the date of grant was determined by our board of directors at the time of grant. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-based Compensation.”

Severance and Retirement Benefits

Potential Payments Upon Termination or Change of Control

We have agreed to provide severance and change of control payments and benefits to our named executive officers under specified circumstances, as described below.

Donald R. Young

Pursuant to the terms of our amended and restated executive agreement with Mr. Young, dated August 5, 2011, as further amended October 23, 2012, (i) if we terminate Mr. Young’s employment without cause, or (ii) if he resigns within 30 days after the occurrence of an event constituting good reason (including the expiration of any applicable cure periods) or (iii) upon a change of control, if he does not receive an offer to remain employed by us in the same position that is set forth in his executive agreement at a comparable rate of compensation, bonus, benefits and other material terms for a period of at least two years following the change of control and he is terminated without cause or resigns for any reason during such two year period, which we refer to as a change of control termination, Mr. Young will receive severance payments in an amount equal to 12 months of his base salary then in effect, such amount to be paid in regular installments in accordance with our regular payroll practices. Upon such an occurrence, Mr. Young will also have the right to continue participation in all employee benefit plans and programs to which he was entitled to participate as of the date of termination for a period of 12 months following the date of such termination and to receive any accrued but unpaid bonus or commissions then owed or fully accrued.

In addition, in the event of a change of control termination, any and all then unvested options to purchase shares of our common stock will immediately vest and become exercisable. In addition, in the event that we terminate the options in connection with a merger, consolidation or sale of all or substantially all of our assets, all unvested options will vest immediately prior to such transaction.

If we terminate Mr. Young’s employment without cause or if he resigns for good reason not in connection with a change of control termination, the vesting schedule for Mr. Young’s unvested options to purchase shares of our common stock will accelerate by three months. Upon such an occurrence, Mr. Young’s vested options to purchase shares of our common stock will remain exercisable for the entire ten year term of the option and will not be subject to the general provision in our 2001 equity incentive plan that provides that an employee is required to exercise options within 90 days of termination of employment.

Mr. Young’s right to receive the severance amounts set forth above are conditioned upon Mr. Young’s execution and non-revocation within 45 days of the date of termination of a general release reasonably satisfactory to us releasing us, our officers, agents, stockholder and affiliates from any liability for any matter other than for payments under the executive agreement and contractual obligations under other written agreements.

Section 280G of the Internal Revenue Code, or the Code, denies a company a tax deduction for certain payments made to an executive in connection with a change of control if the payments exceed a certain amount. Section 4999 of the Code imposes on the executive an additional 20% excise tax on those payments. As a result, if the aggregate of the payments and benefits that Mr. Young receives pursuant to his executive agreement or pursuant to any other plan or agreement with us are subject to the excise tax imposed by Section 4999 of the Code, under Mr. Young’s executive agreement, we are required to reduce the amount of the aggregate payments so that they are not subject to Section 4999 of the Code unless the aggregate value of the payments and benefits on an after tax basis would be greater than if they are not reduced.

The terms “cause,” “good reason” and “change of control” in our executive agreement with Mr. Young are described below under “—Other Named Executive Officers.”

Other Named Executive Officers

Pursuant to the terms of our amended and restated executive agreement with Mr. Fairbanks dated August 5, 2011 which was subsequently amended November 6, 2012, and with Mr. Whitaker’s executive agreement dated January 30, 2012 (i) if we terminate the executive’s employment without cause, (ii) if the executive resigns within 30 days after the occurrence of an event constituting good reason (including the expiration of any applicable cure periods) or (iii) upon a change of control termination, the executive will receive severance payments in an amount equal to a fixed number of months of the executive’s base salary then in effect, such amount to be paid in regular installments in accordance with our regular payroll practices. Pursuant to these agreements, severance periods for Messrs. Fairbanks and Whitaker were set at six months and three months, respectively. Upon such an occurrence, the executive will also have the right to continue participation in all employee benefit plans and programs to which the executive was entitled to participate as of the date of termination for a fixed number of months following the date of such termination and will receive any accrued but unpaid bonuses or commissions then owed or fully earned. Pursuant to these agreements, benefits periods for Messrs. Fairbanks and Whitaker were set at six months and three months, respectively.

In addition, in the event of a change of control termination, a defined amount of then unvested options to purchase shares of our common stock will immediately vest and become immediately exercisable. In addition, in the event that we terminate the options in connection with a merger, consolidation or sale of all of substantially all of our assets, then a defined amount of then unvested options will vest immediately prior to such transaction. Under the terms of our agreement with Mr. Fairbanks, in both cases, all of the then unvested options will immediately vest. Under the terms of our agreement with Mr. Whitaker, in both cases, his then unvested options with respect to any stock options that otherwise would have vested over the next two anniversaries of the vesting start date following the termination or change of control, will vest on the date of termination or change of control, as applicable.

In addition, under the terms of our agreement with Mr. Fairbanks, if we terminate his employment without cause or if he resigns for good reason, the vesting schedule for Mr. Fairbanks’ unvested options to purchase shares of our common stock will accelerate by three months. Upon such an occurrence, his vested options to purchase shares of our common stock will remain exercisable for the entire ten year term of the option and will not be subject to the general provision in our 2001 equity incentive plan that provides that an employee is required to exercise options within 90 days of termination of employment.

Under the terms of our executive agreements with Messrs. Fairbanks and Whitaker, the executive’s right to receive the severance amounts set forth above are conditioned upon the executive’s execution and non-revocation within 45 days of the date of termination of a general release reasonably satisfactory to us releasing us, our officers, agents, stockholder and affiliates from any liability for any matter other than for payments under the executive agreement and contractual obligations under other written agreements.

Section 280G of the Code denies a company a tax deduction for certain payments made to an executive in connection with a change of control if the payments exceed a certain amount. Section 4999 of the Code imposes on the executive an additional 20% excise tax on those payments. As a result, if the aggregate of the payments and benefits that Mr. Fairbanks or Mr. Whitaker receives pursuant to his executive agreement or pursuant to any other plan or agreement with us are subject to the excise tax imposed by Section 4999 of the Code, under the executive’s executive agreement, we are required to reduce the amount of the aggregate payments so that they are not subject to Section 4999 of Code unless the aggregate value of the payments and benefits on an after tax basis would be greater than if they are not reduced.

“Cause” is defined under all of the executive agreements as (i) willful misconduct, dishonesty, fraud or breach of fiduciary duty to us; (ii) deliberate disregard of our lawful rules or policies, or breach of an employment or other agreement with us, which results in direct or indirect loss, damage or injury to us; (iii) the unauthorized disclosure of any of our trade secrets or confidential information; or (iv) the commission of an act which constitutes unfair competition with us or which induces any customer or supplier to breach a contract with us. Whether or not an executive has committed an act or omission of the type referred to in subparagraphs (i) through (iv) above will be determined by us with reasonable, good faith discretion, based on the facts known to us at the relevant time.

“Good Reason” is defined under all of the executive agreements as (i) any material breach by us of the executive agreement that we do not cure within thirty (30) days of receiving written notice specifying in reasonable detail the nature of such material breach provided by the executive; (ii) the demotion of the executive such that the executive no longer serves in the position set forth in the executive agreement or a material reduction in the executive’s current duties and authority in the position set forth in the executive agreement, in each case, without his consent; (iii) the written demand by us for the executive to relocate or commute more than 40 miles from Brookline, Massachusetts, in the case of Mr. Young, or Northborough, Massachusetts, in the case of all other named executive officers, without his consent; or (iv) any reduction by us in the executive’s base salary without his consent. In the case of Mr. Whitaker’s executive agreement, the 30-day cure period also applies with respect to parts (ii), (iii) and (iv) above.

“Change of Control” is defined under all of the executive agreements as the occurrence of any of the following: (i) any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act (other than a person or group which is one of our shareholders as of March 17, 2010)) is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of our capital stock entitling such person or group to control 50% or more of the total voting power of our capital stock entitled to vote generally in the election of directors, where any voting capital stock of which such person or group is the beneficial owner that are not then outstanding are deemed outstanding for purposes of calculating such percentage; except in connection with our issuance of capital stock in a bona-fide financing transaction the proceeds of which are to be utilized by us for general corporate purposes or (ii) any sale or transfer of all or substantially all of our assets to another person. In addition, the executive agreements of Messrs. Young and Fairbanks specifically include the retirement or repayment of outstanding debt obligations as a general corporate purpose for purposes of this definition.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our employees who have attained 21 years of age are eligible to participate upon commencement of their employment, if they are permanent employees, and upon completion of a service requirement not exceeding one year for part-time and temporary employees. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $17,500 in 2013, plus $5,500 for individuals aged 50 and over, and have the amount of the reduction contributed to the 401(k) plan. We do not currently match any 401(k) contributions.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2013 to each of our non-employee directors who served during the year.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
P. Ramsay Battin	$0	$0	$0
Robert M. Gervis(2)	39,750	313,827	353,577
Craig A. Huff	0	0	0
Steven R. Mitchell	0	0	0
Mark L. Noetzel(3)	65,500	372,555	438,055
William P. Noglows(4)	10,000	0	10,000
David J. Prend	0	0	0
Richard F. Reilly(5)	45,000	323,003	368,003

(1)	These amounts represent the aggregate grant date fair value for option awards granted to our directors, computed in accordance with ASC Topic 718. Valuation assumptions are described in the notes to our financial statements included elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-based Compensation.”

(2)	On December 20, 2013, Mr. Gervis was granted an option to purchase 11,411 shares of our common stock at an exercise price of $6.74 per share in exchange for the forfeiture of options held by Mr. Gervis to purchase 782 shares of our common stock at a weighted average exercise price of $558.57 per share. This option to purchase shares of our common stock vested as to 40% of the shares as of August 7, 2013 and thereafter 1.667% of the shares vest in equal monthly installments over 36 months. In the event that there is a change of control of the Company, that Mr. Gervis is not reelected as a director at any time prior to this offering or that Mr. Gervis is removed by us other than for cause, all shares subject to this option will be fully vested. As of December 31, 2013, 5,405 shares of common stock were vested under this option.

Mr. Gervis was granted an additional option on December 20, 2013 to purchase 39,939 shares of our common stock at an exercise price of $6.74 per share. Upon the consummation of this offering, if the number of shares subject to this option, when combined with the number of shares subject to Mr. Gervis’ total option holdings, exceeds 0.36% of our common stock deemed outstanding immediately prior to the offering, his target percentage, the number of shares subject to this option shall be reduced so that the combined number equals the target percentage. Subject to and in the event of the consummation of this offering, 40% of the shares subject to these options, as adjusted, plus an additional 1.667% of the shares for each month that occurred between August 7, 2013 and the consummation of this offering will vest upon the consummation of this offering, and 1.667% of the shares will vest in equal monthly installments each month following the consummation of this offering until 36 months following August 7, 2013. In the event that there is a change of control of the Company, that Mr. Gervis is not reelected as a director at any time prior to this offering or that Mr. Gervis is removed by us other than for cause, all shares subject to this option will be fully vested. As of December 31, 2013, no shares of common stock were vested under this option. The maximum grant date fair value of these performance-based options included in the table above is $242,648.

(3)	On December 20, 2013, Mr. Noetzel was granted an option to purchase 13,546 shares of our common stock at an exercise price of $6.74 per share in exchange for the forfeiture of options held by Mr. Noetzel to purchase 942 shares of our common stock at a weighted average exercise price of $243.51 per share. This option to purchase shares of our common stock vested as to 40% of the shares as of August 7, 2013 and thereafter 1.667% of the shares vest in equal monthly installments over 36 months. In the event that there is a change of control of the Company, that Mr. Noetzel is not reelected as a director at any time prior to this offering or that Mr. Noetzel is removed by us other than for cause, all shares subject to this option will be fully vested. As of December 31, 2013, 6,417 shares of common stock were vested under this option.

Mr. Noetzel was granted an additional option on December 20, 2013 to purchase 47,413 shares of our common stock at an exercise price of $6.74 per share. Upon the consummation of this offering, if the number of shares subject to this option, when combined with the number of shares subject to Mr. Noetzel’s total option holdings, exceeds 0.427% of our common stock deemed outstanding immediately prior to the offering, his target percentage, the number of shares subject to this option shall be reduced so that the combined number equals the target percentage. Subject to and in the event of the consummation of this offering, 40% of the shares subject to these options, as adjusted, plus an additional 1.667% of the shares for each month that occurred between August 7, 2013 and the consummation of this offering will vest upon the consummation of this offering, and 1.667% of the shares will vest in equal monthly installments each month following the consummation of this offering until 36 months following August 7, 2013. In the event that there is a change of control of the Company, that Mr. Noetzel is not reelected as a director at any time prior to this offering or that Mr. Noetzel is removed by us other than for cause, all shares subject to this option will be fully vested. As of December 31, 2013, no shares of common stock were vested under this option. The maximum grant date fair value of these performance-based options included in the table above is $288,056.

(4)	William P. Noglows resigned as a director effective April 29, 2013. Amount noted is for service through the date of resignation. Mr. Noglows will become a director again upon the consummation of this offering.

(5)	On December 20, 2013, Mr. Reilly was granted an option to purchase 11,745 shares of our common stock at an exercise price of $6.74 per share in exchange for the forfeiture of options held by Mr. Reilly to purchase 808 shares of our common stock at a weighted average exercise price of $503.50 per share. This option to purchase shares of our common stock vested as to 40% of the shares as of August 7, 2013 and thereafter 1.667% of the shares vest in equal monthly installments over 36 months. In the event that there is a change of control of the Company, that Mr. Reilly is not reelected as a director at any time prior to this offering or that Mr. Reilly is removed by us other than for cause, all shares subject to this option will be fully vested. As of December 31, 2013, 5,563 shares of common stock were vested under this option.

Mr. Reilly was granted an additional option on December 20, 2013 to purchase 41,107 shares of our common stock at an exercise price of $6.74 per share.Upon the consummation of this offering, if the number of shares subject to this option, when combined with the number of shares subject to Mr. Reilly’s total option holdings, exceeds 0.37% of our common stock deemed outstanding immediately prior to the offering, his target percentage, the number of shares subject to this option shall be reduced so that the combined number equals the target percentage. Subject to and in the event of the consummation of this offering, 40% of the shares subject to these options, as adjusted, plus an additional 1.667% of the shares for each month that occurred between August 7, 2013 and the consummation of this offering will vest upon the consummation of this offering, and 1.667% of the shares will vest in equal monthly installments each month following the consummation of this offering until 36 months following August 7, 2013. In the event that there is a change of control of the Company, that Mr. Reilly is not reelected as a director at any time prior to this offering or that Mr. Reilly is removed by us other than for cause, all shares subject to this option will be fully vested. As of December 31, 2013, no shares of common stock were vested under this option. The maximum grant date fair value of these performance-based options included in the table above is $249,743.

Our practice in recent years has been to pay each non-employee director who is not affiliated with our major shareholders an annual retainer of $30,000, or $60,000 in the case of the chairperson, for their services. If we hold more than 12 board meetings in a calendar year, each non-employee director will receive a fee of $1,500 for each additional board meeting attended in person and a fee of $1,000 for each additional board meeting attended by telephone or by other means of communication. Committee members will receive additional annual retainers as follows:

Committee	Chairman	Member
Audit Committee	$14,000	$5,500
Compensation Committee	10,000	5,000
Nominating and Governance Committee	8,000	4,000

With respect to the audit committee, if we hold more than 12 meetings of the committee in a calendar year, each committee member will receive a fee of $1,500 for each additional committee meeting attended in person and a fee of $1,000 for each additional committee meeting attended by telephone or by other means of communication.

With respect to the compensation committee and the nominating and governance committee, if we hold more than eight meetings of a committee in a calendar year, each committee member will receive a fee of $1,500 for each additional committee meeting attended in person and a fee of $1,000 for each additional committee meeting attended by telephone or by other means of communication.

Our practice in recent years has been to not provide any compensation to employee directors or to directors who are affiliated with our major shareholders. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

On December 20, 2013, each director other than our employee directors or directors who are affiliated with our major shareholders was granted an option in exchange for the forfeiture of options then held by such director. Specifically, Mr. Gervis was granted an option to purchase 11,411 shares of our common stock at an exercise price of $6.74 per share in exchange for the forfeiture of options to purchase 782 shares of our common stock at a weighted average exercise price of $558.57 per share; Mr. Noetzel was granted an option to purchase 13,546 shares of our common stock at an exercise price of $6.74 per share in exchange for the forfeiture of options to purchase 942 shares of our common stock at a weighted average exercise price of $243.51 per share; and Mr. Reilly was granted an option to purchase 11,745 shares of our common stock at an exercise price of $6.74 per share in exchange for the forfeiture of options to purchase 808 shares of our common stock at a weighted average exercise price of $503.50 per share. Each of these new options vested with respect to 40% of the shares on August 7, 2013 and the remaining 60% of the shares vest in equal monthly installments over the 36 months following August 7, 2013. In the event that there is a change of control of the Company, that such director is not reelected as a director at any time prior to this offering or that such director is removed by us other than for cause, all shares subject to such director’s option will be fully vested. These options will expire 10 years from the date of grant.

In addition, on December 20, 2013, each director other than our employee directors or directors who are affiliated with our major shareholders was granted an option that is subject to performance-based vesting provisions. Specifically, Mr. Gervis was granted an option to purchase 39,939 shares of our common stock, Mr. Noetzel was granted an option to purchase 47,413 shares of our common stock and Mr. Reilly was granted an option to purchase 41,107 shares of our common stock. Each of these options has an exercise price of $6.74 per share. In connection with this offering, if the number of shares subject to these options, when combined with the number of shares subject to the holder’s total option holdings, exceeds a target percentage of our common stock deemed outstanding immediately prior to the offering, the number of shares subject to these options shall be reduced so that the combined number equals the target percentage. The target percentage for each of Messrs. Gervis, Noetzel and Reilly are 0.36%, 0.427% and 0.37%, respectively. The vesting of these options is contingent upon the consummation of this offering. Subject to and in the event of the consummation of this offering, 40% of the shares subject to these options, as adjusted, plus an additional 1.667% of the shares for each month that occurred between August 7, 2013 and the consummation of this offering will vest upon the consummation of this offering, and 1.667% of the shares will vest in equal monthly installments each month following the consummation of this offering until 36 months following August 7, 2013. In the event that there is a change of control of the Company, that such director is not reelected as a director at any time prior to this offering or that such director is removed by us other than for cause, all shares subject to such director’s option will be fully vested. These options will expire 10 years from the date of grant.

In May 2014, our board of directors adopted the non-employee director compensation policy, or our director compensation policy, that will become effective following the completion of this offering and replaces our current practice described above. The policy is designed to seek to ensure that the compensation aligns our non-employee directors’ interests with the long-term interests of our stockholders, that the structure of the compensation is simple, transparent and easy for stockholders to understand and that our non-employee directors are fairly compensated. Directors who are also our employees, such as Mr. Young, will not receive additional compensation for their services as directors.

Pursuant to our director compensation policy, commencing in 2015, each year of a non-employee director’s tenure, the director will be granted restricted shares of our common stock equal in value to $85,000 under our 2014 employee, director and consultant equity incentive plan, based on the fair market value of our common stock on the grant date. Upon the initial election or appointment to the board of directors, new non-employee directors will be granted restricted shares of our common stock equal in value to a pro rata portion of $85,000 based on the portion of such year that such new director will serve. In addition, in connection with this offering, each non-employee director will be granted restricted shares of our common stock equal in value to $85,000 based on the initial public offering price. Any non-employee director joining the board after the closing of this offering but prior to the annual grant of restricted shares of our common stock in 2015 will be granted restricted shares of our common stock equal in value to a pro rata portion of $85,000 based on the number of days remaining prior to the one-year anniversary of this offering. Unless otherwise specified by the board or the compensation committee at the time of grant, the restricted shares of our common stock will vest on the earlier of one year from the date of grant or the day prior to the annual meeting for such fiscal year. The restricted shares of our common stock will vest immediately upon a change of control, as defined in our director compensation policy.

In addition, pursuant to our director compensation policy, each non-employee director will be paid an annual retainer of $35,000, or $65,000 in the case of the chairperson, for their services. If we hold more than 12 board meetings in a calendar year, each non-employee director will receive a fee of $1,500 for each additional board meeting attended in person and a fee of $1,000 for each additional board meeting attended by telephone or by other means of communication. Committee members will receive additional annual retainers as follows:

Committee	Chairman	Member
Audit Committee	$15,000	$7,500
Compensation Committee	10,000	5,000
Nominating and Governance Committee	8,000	4,000

With respect to the audit committee, if we hold more than 12 meetings of the committee in a calendar year, each committee member will receive a fee of $1,500 for each additional committee meeting attended in person and a fee of $1,000 for each additional committee meeting attended by telephone or by other means of communication.

With respect to the compensation committee and the nominating and governance committee, if we hold more than eight meetings of a committee in a calendar year, each committee member will receive a fee of $1,500 for each additional committee meeting attended in person and a fee of $1,000 for each additional committee meeting attended by telephone or by other means of communication.

Our non-employee directors who are affiliated with our principal stockholders have agreed to forgo their cash compensation for 2014 under our director compensation policy.

We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Equity Incentive Plans

2014 Employee, Director and Consultant Equity Incentive Plan

Our 2014 employee, director and consultant equity incentive plan, or the 2014 equity incentive plan, which will become effective upon the closing of the offering made hereby, was adopted by our board of directors in May 2014 and approved by our stockholders in May 2014. The 2014 equity incentive plan will expire in 2024. Under our 2014 equity incentive plan, we may grant incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. Each of the share numbers that follows in this description of the 2014 equity incentive plan are fixed and are not subject to change based on our reverse stock split. There will be (1) 3,047,950 shares of our common stock authorized for issuance under the 2014 equity incentive plan plus (2) 2,097,709 shares of our common stock represented by awards granted under our

2001 equity incentive plan that are forfeited, expire or are cancelled without delivery of shares or which result in the forfeiture of shares of our common stock back to us on or after the date that the 2014 equity incentive plan becomes effective.

In addition, the 2014 equity incentive plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of our common stock available for issuance under the 2014 equity incentive plan on the first day of each fiscal year during the period beginning in fiscal year 2015 and ending in fiscal year 2024. The annual increase in the number of shares shall be equal to the lowest of:

•	926,219 shares of our common stock;

•	2% of the number of shares of our common stock outstanding as of such date; and

•	an amount determined by our board of directors or compensation committee.

The board of directors has authorized our compensation committee to administer the 2014 equity incentive plan. In accordance with the provisions of the plan, the compensation committee will determine the terms of options and other awards. The compensation committee or our board of directors will determine:

•	which employees, directors and consultants shall be granted awards;

•	the number of shares of our common stock subject to options and other awards;

•	the exercise price of each option, which generally shall not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with our plan.

No participant may receive awards for more than 1,646,611 shares of our common stock in any fiscal year.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, re-price or otherwise amend outstanding awards consistent with the terms of our plan.

Upon a merger, consolidation or sale of all or substantially all of our assets, our board of directors or any committee to which the board of directors delegates authority, or the board of directors of any corporation assuming our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to our plan, as to some or all outstanding awards, to the extent not otherwise agreed under any individual optionholder’s option or employment agreement:

•	provide that outstanding options will be assumed or substituted for options of the successor corporation;

•

provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at our board of directors’ discretion, any such options being made partially or fully exercisable;

•

terminate outstanding options in exchange for a cash payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable (or, in our board of directors’ discretion, any such options being made partially or fully exercisable) and (b) the aggregate exercise price of those options;

•

provide that outstanding stock grants will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction; and

•

terminate outstanding stock grants in exchange for payment of an amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock grant, to the extent the stock grant is no longer subject to any forfeiture or repurchase rights (or, at our board of directors’ discretion, all forfeiture and repurchase rights being waived upon the corporate transaction).

2001 Equity Incentive Plan

Our 2001 equity incentive plan, as amended, or the 2001 equity incentive plan, was adopted in May 2001 and was last amended in December 2013. As of May 15, 2014, a maximum of 2,210,965 shares of our common stock was authorized for issuance under the 2001 equity incentive plan. The 2001 equity incentive plan allows us to grant options, restricted stock awards and other stock-based awards to our employees, officers and directors as well as outside consultants we retain from time to time. As of May 15, 2014, under the 2001 equity incentive plan, options to purchase 2,136,693 shares of our common stock were outstanding, 1,102 shares of our common stock had been issued and were outstanding pursuant to the exercise of options, and 73,170 shares of our common stock were available for future awards. We anticipate that in connection with the completion of this offering we will terminate the 2001 equity incentive plan.

Under the 2001 equity incentive plan, if we are consolidated with or acquired by another entity in a merger, sale of all or substantially all of our assets or otherwise, our board of directors or the board of directors of any entity assuming our obligations under the 2001 equity incentive plan will take any of the following actions with respect to some or all of the options, to the extent not otherwise agreed under any individual optionholder’s option or employment agreement: (i) provide that outstanding options will be substituted on equitable basis for the shares subject to such options either with (a) consideration payable with respect to the outstanding shares in connection with the acquisition event or (b) with comparable securities of the surviving corporation or acquiring entity; (ii) provide option holders with an opportunity upon written notice to exercise their outstanding options within a specific number of days, after which the options will terminate; or (iii) require that option holders surrender their outstanding options in exchange for a payment in cash in an amount equal to the amount by which the then fair market value of the unexercised options exceeds the exercise price of the options.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2011, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, which we refer to as our principal stockholders, and affiliates or immediately family members of our directors, executive officers and principal stockholders. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Some of our directors are or were recently affiliated with our principal stockholders as indicated in the table below:

Director	Affiliation with Principal Stockholder
P. Ramsay Battin	Consultant to Arcapita Investment Management US Inc., an investment adviser to Arcapita Ventures I Limited and a former director of Arcapita Inc., an affiliate of Arcapita Ventures I Limited.
Craig A. Huff	Senior Managing Member of RCGM, LLC, the ultimate general partner of Reservoir Capital Partners, L.P. and Reservoir Capital Master Fund, L.P.
Steven R. Mitchell	Managing Director of Argonaut Private Equity, LLC, the former manager of GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC) until January 2013.
David J. Prend	Managing Member of the general partners of RockPort Capital Partners, L.P. and affiliated entities.

See “— Agreements with Stockholders” for a discussion of arrangements among our stockholders pursuant to which our directors were selected.

Participation in this Offering

Entities affiliated with Reservoir Capital Partners, L.P. and GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC), two of our principal stockholders, and our Chief Executive Officer, Mr. Donald Young, have indicated an interest in purchasing up to 666,667 shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to any of these existing stockholders and any of these existing stockholders may determine to purchase more, less or no shares in this offering.

Convertible Note and Warrant Financings

June 2011 Convertible Note Financing

In June 2011, we entered into a note purchase agreement pursuant to which, on June 1, 2011 and June 14, 2011, we issued $26.0 million and $4.0 million, respectively, in aggregate principal amount of subordinated convertible promissory notes, which we refer to as the June 2011 convertible notes. We refer to the issuance of the June 2011 convertible notes as the June 2011 convertible note financing. Certain of the June 2011 convertible notes were purchased by certain of our principal stockholders in the following amounts and on the following dates:

Name of Beneficial Owner	Original Principal Amount of June 2011 Convertible Notes Issued on June 1, 2011	Original Principal Amount of June 2011 Convertible Notes Issued on June 14, 2011	Total Original Principal Amount of June 2011 Convertible Notes
Entities affiliated with Fidelity Investments	$25,000,000	$4,000,000	$29,000,000

Interest on the June 2011 convertible notes accrues at the rate of 8.0% per year. The unpaid principal amount of the June 2011 convertible notes, together with all interest accrued but unpaid thereon, will be automatically converted into common stock upon the closing of the offering made hereby at a conversion price equal to 62.5% of the price to the public in this offering. Assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and the closing of the offering made hereby occurs on June 16, 2014, the $30.0 million principal amount of the outstanding June 2011 convertible notes and interest thereon will convert into approximately 4,061,903 shares of our common stock. In addition, we reimbursed entities affiliated with Fidelity Investments an aggregate of $30,000 for expenses incurred by them in connection with the June 2011 convertible note financing.

The holders of the June 2011 convertible notes will be entitled to the registration rights provided in the sixth amended and restated registration rights agreement, as amended, with regard to the shares of common stock issued upon the automatic conversion of the June 2011 convertible notes.

December 2011 Convertible Note Financing

In December 2011, we entered into a note purchase agreement pursuant to which, on December 6, 2011 and March 1, 2012, we issued $15.0 million and $0.8 million, respectively, in aggregate principal amount of subordinated convertible promissory notes, which we refer to as the December 2011 convertible notes. We refer to the issuance of the December 2011 convertible notes as the December 2011 convertible note financing. Certain of the December 2011 convertible notes were purchased by certain of our principal stockholders, directors and executive officers in the following amounts and on the following dates:

Name of Beneficial Owner	Original Principal Amount of December 2011 Convertible Notes Issued on December 6, 2011	Original Principal Amount of December 2011 Convertible Notes Issued on March 1, 2012	Total Original Principal Amount of December 2011 Convertible Notes
Arcapita Ventures I Limited(1)	$579,150	—	$579,150
GKFF Ventures I, LLC (formerly Argonaut Ventures I, LLC)	$677,972	—	$677,972
Entities affiliated with Fidelity Investments	$6,000,000	—	$6,000,000
Reservoir Capital Partners, L.P. and affiliated funds	$1,018,179	—	$1,018,179
RockPort Capital Partners, L.P. and affiliated funds	$500,255	—	$500,255
NICHIAS Corporation	$5,000,000	—	$5,000,000
Tenaya Capital and affiliated funds	$224,443	—	$224,443
P. Ramsay Battin	—	$1,133	$1,133
Donald R. Young	—	$570	$570
John F. Fairbanks	—	$570	$570

(1)	Due to the investment restrictions of Arcapita Ventures I Limited, this note is noninterest bearing and does not automatically convert into shares of our common stock, but the holder will purchase immediately prior to this offering a number shares based on the initial public offering price and a discount factor that will result in the holder receiving approximately the number of shares that such holder would have received as if this note was automatically converted upon the same terms as the December 2011 convertible notes, including as if the notes accrued interest at the rate of 8.0% per year and converted at a conversion price equal to 62.5% of the price to public in this offering, in which event this note will then be cancelled. Because of this similar result, for simplicity we include this note in our reference to the December 2011 convertible notes even though these notes are technically not convertible. Assuming a closing date of June 16, 2014, the discount factor for the note issued to Arcapita Ventures I Limited on December 6, 2011 will be approximately 51%.

Interest on the December 2011 convertible notes accrues at the rate of 8.0% per year. The unpaid principal amount of the December 2011 convertible notes, together with all interest accrued but unpaid thereon, will be automatically converted into common stock upon the closing of this offering at a conversion price equal to 62.5%

of the price to the public in this offering. Assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and the closing of the offering made hereby occurs on June 16, 2014, the $15.8 million principal amount of the outstanding December 2011 convertible notes and interest thereon will convert into approximately 2,047,068 shares of our common stock.

The holders of the December 2011 convertible notes will be entitled to the registration rights provided in the sixth amended and restated registration rights agreement, as amended, with regard to the shares of common stock issued upon the automatic conversion of the December 2011 convertible notes.

June 2012 Convertible Note Financing

In June 2012, we entered into a note purchase agreement pursuant to which, on June 11, 2012, July 17, 2012, September 26, 2012, October 5, 2012, November 28, 2012 and January 9, 2013, we issued $9.6 million, $0.5 million, $9.5 million, $0.5 million, $4.0 million and $3.5 million, respectively, in aggregate principal amount of subordinated convertible promissory notes, which we refer to as the June 2012 convertible notes. We refer to the issuance of the June 2012 convertible notes as the June 2012 convertible note financing. Certain of the June 2012 convertible notes were purchased by certain of our principal stockholders, directors and executive officers in the following amounts and on the following dates:

Name of Beneficial Owner	Original Principal Amount of June 2012 Convertible Notes Issued on June 11, 2012	Original Principal Amount of June 2012 Convertible Notes Issued on July 17, 2012	Original Principal Amount of June 2012 Convertible Notes Issued on September 26, 2012	Original Principal Amount of June 2012 Convertible Notes Issued on October 5, 2012	Original Principal Amount of June 2012 Convertible Notes Issued on November 28, 2012	Original Principal Amount of June 2012 Convertible Notes Issued on January 9, 2013	Total Original Principal Amount of June 2012 Convertible Notes
Arcapita Ventures I Limited(1)	$966,182	—	$1,933,626	—	—	$1,440,289	$4,340,097
GKFF Ventures I, LLC (formerly Argonaut Ventures I, LLC)	$1,247,960	—	$2,533,298	—	$2,000,000	—	$5,781,258
Entities affiliated with Fidelity Investments	$2,000,000	—	—	—	—	—	$2,000,000
Reservoir Capital Partners, L.P. and affiliated funds	$1,862,418	—	$3,764,561	—	$2,000,000	$794,831	$8,421,810
RockPort Capital Partners, L.P. and affiliated funds	$514,175	—	$1,026,583	—	—	—	$1,540,758
NICHIAS Corporation	$500,000	—	—	—	—	—	$500,000
Tenaya Capital and affiliated funds	$409,264	—	$251,295	$490,637	—	$571,781	$1,722,977
P. Ramsay Battin	—	$1,896	—	—	—	$942	$2,838
Donald R. Young	—	$1,000	—	—	—	$497	$1,497
John F. Fairbanks	—	$1,000	—	—	—	$497	$1,497

(1)

Due to the investment restrictions of Arcapita Ventures I Limited, these notes are noninterest bearing and do not automatically convert into shares of our common stock, but the holder will purchase immediately prior to this offering a number shares based on the initial public offering price and a discount factor that will result in the holder receiving approximately the number of shares that such holder would have received as if these notes were automatically converted upon the same terms as the June 2012 convertible notes, including as if the notes accrued interest at the rate of 8.0% per year and converted at a conversion price equal to

62.5% of the price to public in this offering, in which event these notes will then be cancelled. Because of this similar result, for simplicity we include these notes in our reference to the June 2012 convertible notes even though these notes are technically not convertible. Assuming a closing date of June 16, 2014, the discount factors for the notes issued to Arcapita Ventures I Limited on June 11, 2012 and September 26, 2012 will be approximately 53% and approximately 55%, respectively. The note issued to Arcapita Ventures I Limited on January 9, 2013 is no longer outstanding.

Interest on the June 2012 convertible notes accrues at the rate of 8.0% per year. The unpaid principal amount of the June 2012 convertible notes, together with all interest accrued but unpaid thereon, will be automatically converted into common stock upon the closing of the offering made hereby at a conversion price equal to 62.5% of the price to the public in this offering. The June 2012 convertible notes that were issued in November 2012 and January 2013 were cancelled in exchange for certain March 2013 convertible notes discussed below under “— 2013 Convertible Note and Warrant Financing.” Assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and the closing of the offering made hereby occurs on June 16, 2014, the $20.1 million principal amount of the outstanding June 2012 convertible notes and interest thereon will convert into approximately 2,487,443 shares of our common stock.

The holders of the June 2012 convertible notes will be entitled to the registration rights provided in the sixth amended and restated registration rights agreement, as amended, with regard to the shares of common stock issued upon the automatic conversion of the June 2012 convertible notes.

2013 Convertible Note and Warrant Financing

In March 2013, we entered into a note and warrant purchase agreement pursuant to which, on March 28, 2013 and May 6, 2013, we issued $12.0 million and $10.5 million, respectively, in aggregate principal amount of senior subordinated convertible promissory notes, which we refer to as the March 2013 convertible notes. The March 2013 convertible notes were purchased from the Company for an aggregate of $15.0 million of cash and in exchange for an aggregate of $7.5 million in principal amount of certain of our June 2012 convertible notes issued in November 2012 and January 2013. Certain of the March 2013 convertible notes were purchased by certain of our principal stockholders, directors and executive officers in the following amounts and on the following dates:

Name of Beneficial Owner	Original Principal Amount of March 2013 Convertible Notes Issued on March 28, 2013		Original Principal Amount of March 2013 Convertible Notes Issued on May 6, 2013		Total Original Principal Amount of March 2013 Convertible Notes Issued
Arcapita Ventures I Limited(1)	$1,440,289	(2)	$1,535,862	(3)	$2,976,151
GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC)	$4,500,000	(4)	$1,856,279	(3)	$6,356,279
Entities affiliated with Fidelity Investments	—		$496,684	(3)	$496,684
Reservoir Capital Partners, L.P. and affiliated funds	$5,294,831	(5)	$2,246,670	(3)	$7,541,501
RockPort Capital Partners, L.P. and affiliated funds	—		$1,569,056	(3)	$1,569,056
Tenaya Capital and affiliated funds	$571,781	(3)	—		$571,781
P. Ramsay Battin	—		$5,942	(6)	$5,942
Donald R. Young	—		$1,319	(7)	$1,319
John F. Fairbanks	—		$1,319	(7)	$1,319

(1)

Due to the investment restrictions of Arcapita Ventures I Limited, these notes are noninterest bearing and do not automatically convert into shares of our common stock, but the holder will purchase immediately prior to this offering a number shares based on the initial public offering price and a discount factor that will result in the holder receiving approximately the number of shares that such holder would have received as if this note was automatically converted upon the same terms as the March 2013 convertible notes, including as if the notes accrued interest at the rate of 8.0% per year and converted at a conversion price equal to 62.5% of the price to public in this offering, in which event these notes will then be cancelled. Because of this similar result, for simplicity we include these notes in our reference to the March 2013 convertible notes even though these notes are technically not convertible. Assuming a closing date of June 16, 2014, the discount factors for the notes issued to Arcapita Ventures I Limited on March 28, 2013 and May 6, 2013 will be approximately 57% and approximately 57%, respectively.
(2)	This note was purchased by exchange of a note previously issued by the Company.
(3)	These notes were purchased for cash.
(4)	These convertible notes were purchased for $2.5 million in cash and the exchange of $2.0 million in principal amount of June 2012 convertible notes previously issued by the Company and interest thereon.
(5)	These convertible notes were purchased for $2.5 million in cash and the exchange of $2.8 million in principal amount of June 2012 convertible notes previously issued by the Company and interest thereon.
(6)	These convertible notes were purchased for $5,000 in cash and the exchange of $942 in principal amount of June 2012 convertible notes previously issued by the Company and interest thereon.
(7)	These convertible notes were each purchased for $822 in cash and the exchange of $497 in principal amount of June 2012 convertible notes previously issued by the Company and interest thereon.

Interest on the March 2013 convertible notes accrues at the rate of 8.0% per year. The unpaid principal amount of the March 2013 convertible notes, together with any interest accrued but unpaid thereon, will be automatically converted into common stock upon the closing of the offering made hereby at a conversion price equal to 62.5% of the price to the public in this offering. Assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and the closing of the offering made hereby occurs on June 16, 2014, the $22.5 million principal amount of the outstanding March 2013 convertible notes and interest thereon will convert into approximately 2,632,708 shares of our common stock. In addition, we reimbursed GKFF Ventures I, LLC an aggregate of approximately $247,000 for expenses incurred by them in connection with the March 2013 note and warrant financing.

In connection with March 2013 convertible note financing, we issued warrants to purchase an aggregate of 87,018,187 shares of our Series C preferred stock, which we refer to as the Series C warrants, to the purchasers of our March 2013 convertible notes for no additional consideration. We refer to the issuance of the March 2013 convertible notes and the Series C warrants as the March 2013 convertible note and warrant financing. The warrants are exercisable at a price of $0.0001 per share and remain exercisable until March 28, 2023. Warrants to purchase 20,000 shares of Series C preferred stock (which shares are convertible into common stock on a 0.02669329-for-1 basis) have been exercised as of May 15, 2014, and we anticipate that the remainder of these warrants will be automatically net exercised in connection with this offering, which together with the previously exercised Series C warrants, will result in the issuance of 2,322,197 shares of our common stock following the conversion of our Series C preferred stock into common stock in connection with this offering, based on an initial offering price of $15.00, the mid-point of the price range set forth on the cover page of this prospectus. Certain of these warrants were acquired by our principal stockholders, directors and executive officers in the following amounts and on the following dates:

Name of Beneficial Owner	Warrants to Purchase Series C Preferred Stock Issued on March 28, 2013	Warrants to Purchase Series C Preferred Stock Issued on May 6, 2013	Total Warrants to Purchase Series C Preferred Stock
Arcapita Ventures I Limited	5,570,280	5,939,906	11,510,186
GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC)	17,403,634	7,179,110	24,582,744
Entities affiliated with Fidelity Investments	—	1,920,915	1,920,915
Reservoir Capital Partners, L.P. and affiliated funds	20,477,623	8,688,939	29,166,562
RockPort Capital Partners, L.P. and affiliated funds	—	6,068,285	6,068,285
Tenaya Capital and affiliated funds	2,211,349	—	2,211,349
P. Ramsay Battin	—	22,981	22,981
Donald R. Young	—	5,100	5,100
John F. Fairbanks	—	5,100	5,100

The holders of the March 2013 convertible notes and Series C warrants will be entitled to the registration rights provided in the sixth amended and restated registration rights agreement, as amended, with regard to the shares of common stock issued upon the automatic conversion of the March 2013 convertible notes and the automatic net exercise of the Series C warrants.

Agreements with Stockholders

In connection with the 2013 convertible note and warrant financing described above under “— Convertible Note and Warrant Financings — 2013 Convertible Note and Warrant Financing,” we entered into various stockholder agreements with our security holders relating to voting rights, information rights and registration rights, among other things. Our Sixth Amended and Restated Stockholders’ Agreement dated March 28, 2013 requires the stockholders party thereto to vote to elect to our board of directors up to two individuals designated by GKFF Ventures I, LLC, of which currently solely Steven R. Mitchell has been designated; up to two individuals designated by Reservoir Capital Partners, L.P. and affiliated funds, of which currently solely Craig A. Huff has been designated; one individual designated by Arcapita Ventures I Limited, currently P. Ramsay Battin; one individual designated by RockPort Capital, currently David J. Prend; up to two individuals designated by holders of our Series C preferred stock, none of which have yet been designated; and one individual who is our Chief Executive Officer, currently Donald R. Young. Therefore, currently GKFF Ventures I, LLC and Reservoir Capital Partners, L.P. (and affiliated funds) each have the right to designate one additional individual and the holders of our Series C preferred stock have the right to designate two additional individuals. The voting and information rights under these stockholder agreements will terminate upon the completion of this offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our non-employee directors and will enter into similar agreements with certain officers. The indemnification agreements and our restated certificate of incorporation and restated by-laws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitation of Directors’ and Officers’ Liability and Indemnification.”

Registration Rights

Following the expiration of the lock-up period described below in “Shares Eligible for Future Sale — Lock-Up Agreements,” pursuant to our registration rights agreement, the holders of 13,869,461 shares of common stock, which includes 69,484 shares of common stock outstanding as of May 15, 2014, 2,570,855 shares of common stock issuable upon conversion of all of our outstanding preferred stock (including the conversion of the shares of Series C preferred stock to be issued upon the assumed exercise of our Series C warrants upon the consummation of this offering), 11,229,122 shares of our common stock issuable upon conversion of our convertible notes upon completion of the offering made hereby (including the shares of our common stock to be purchased in connection with the offering made hereby by Arcapita Ventures I Limited in exchange for the cancellation of outstanding notes it holds), and 2,651 shares of common stock issuable pursuant to the exercise of warrants or their transferees, are entitled to registration rights with respect to the shares of common stock held by them. These shares include substantially all of the shares held following this offering by our principal stockholders and their affiliates and the shares held following this offering upon conversion of the preferred stock and convertible notes held by P. Ramsay Battin, one of our directors; Donald R. Young, our President, Chief Executive Officer and one of our directors; and John F. Fairbanks, our Vice President, Chief Financial Officer and Treasurer.

See “Description of Capital Stock — Registration Rights” for a more detailed description of these registration rights.

Policy for Approval of Related Person Transactions

Pursuant to the written charter of our audit committee that will be in effect upon completion of this offering, the audit committee is responsible for reviewing, discussing with management and the independent auditors and approving, (i) prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us, including our executive officers, our directors, beneficial owners of more than 5% of our securities, immediate family members of the foregoing persons and any other persons whom our board of directors determines may be considered related parties under Item 404 of Regulation S-K, has or will have a direct or indirect material interest, or (ii) courses of dealing with related parties that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. Approval of such related party transaction may, at the discretion of our audit committee, be conditioned upon our and/or the related person at issue taking any actions that our audit committee in its judgment determines to be necessary or appropriate. In the event that a member of our audit committee has an interest in the related party transaction under discussion, such member must abstain from voting on the transaction. Such member may, if so requested by the chair of the audit committee, participate in some or all of the discussions about the related party transaction in question.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes present information about the beneficial ownership of our common stock as of May 15, 2014, and as adjusted to reflect the shares offered by this prospectus, by:

•	each existing stockholder we know to beneficially own 5% or more of our common stock after this offering, which we call our principal stockholders;

•	each of our directors and directors-elect;

•	each of our named executive officers; and

•	all of our current directors, directors-elect and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days following May 15, 2014, pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The percentage of shares beneficially owned before the offering is based on 13,915,969 shares of our common stock outstanding as of May 15, 2014, which gives effect to (i) the automatic conversion of all shares of our preferred stock outstanding at May 15, 2014 into an aggregate of 2,570,855 shares of our common stock upon completion of the offering made hereby, following the automatic net exercise of all of our outstanding warrants to purchase Series C preferred stock immediately prior thereto, (ii) the automatic conversion of our convertible notes, including accrued but unpaid interest thereon, upon the completion of the offering made hereby into an aggregate of 11,229,122 shares of our common stock, at a conversion price equal to 62.5% of the initial offering price, (including the purchase of the aggregate of 780,374 shares of our common stock upon completion of the offering made hereby in exchange for the cancellation of our non-interest bearing promissory notes issued to Arcapita Ventures I Limited at a discount rate that would result in the holder receiving an amount of shares of common stock equivalent to a convertible note that bore interest at the same 8% interest rate and converted at the same 62.5% conversion price as our convertible notes) and (iii) an aggregate of 45,328 restricted shares of common stock to be issued to our non-employee directors under our non-employee director compensation policy in connection with this offering, in each case, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014. The percentage of shares beneficially owned before the offering also assumes, for purposes of calculating the beneficial ownership of certain holders of options to purchase shares of our common stock as set forth in the prior paragraph, that the offering made hereby has not occurred. The percentage of shares beneficially owned after the offering is based on 20,582,636 shares of our common stock to be outstanding after the offering, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014. Entities affiliated with Reservoir Capital Partners, L.P. and GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC), two of our principal stockholders, and our Chief Executive Officer, Mr. Donald Young, have indicated an interest in purchasing up to 666,667 shares of our common stock in this offering at the initial public offering price. The figures in the table below do not reflect the purchase of any shares in this offering by these investors.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address of all listed stockholders is c/o Aspen Aerogels, 30 Forbes Road, Building B, Northborough, Massachusetts 01532.

	Prior to this Offering		After this Offering
	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock
Name of Beneficial Owner
Principal Stockholders:
Arcapita Ventures I Limited(1)	1,137,696	8.2%	1,137,696	5.5%
GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC)(2)	2,015,518	14.5%	2,015,518	9.8%
Reservoir Capital Partners, L.P. and affiliated funds(3)	2,572,429	18.5%	2,572,429	12.5%
RockPort Capital Partners, L.P. and affiliated funds(4)	641,747	4.6%	641,747	3.1%
NICHIAS Corporation(5)	712,715	5.1%	712,715	3.5%
Entities affiliated with Fidelity Investments(6)	5,065,822	36.4%	5,065,822	24.6%
Directors, Directors-Elect and Named Executive Officers:
Donald R. Young(7)	97,825	*	425,631	2.0%
John F. Fairbanks(8)	23,675	*	99,789	*
Corby C. Whitaker(9)	15,425	*	66,141	*
P. Ramsay Battin(10)	7,452	*	7,452	*
Robert M. Gervis(11)	12,322	*	34,249	*
Craig A. Huff(12)	2,578,095	18.5%	2,578,095	12.5%
Steven R. Mitchell(13)	5,666	*	5,666	*
Mark L. Noetzel(14)	13,567	*	39,569	*
William P. Noglows(15)	5,941	*	5,941	*
David J. Prend(16)	647,413	4.7%	647,413	3.1%
Richard F. Reilly(17)	12,517	*	35,044	*
All executive officers, directors and directors-elect as a group (13 persons)(18)	3,446,892	24.4%	4,060,756	19.0%

*	Indicates beneficial ownership of less than 1%.
(1)	Consists of (i) 357,322 shares held by Arcapita Ventures I Limited (“AVIL”), including 307,168 shares of our common stock to be issued upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of warrants to purchase Series C preferred stock, and (ii) 780,374 shares of our common stock to be issued in connection with purchases in exchange for the cancellation of $6.5 million principal amount of promissory notes upon the closing of the offering made hereby, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014. AVIL is a wholly-owned subsidiary of Arcapita Ventures I Holding Company Limited (“Arcapita Holding”). Arcapita Ventures I Holdings Limited, VCI Angel Capital Limited, VCI Corporate Capital Limited, VCI Enterprise Capital Limited, VCI Investment Capital Limited, VCI Transaction Capital Limited and AIPL Subsidiary Limited are the voting shareholders (the “Arcapita Shareholders”) of Arcapita Holding, and therefore share voting and investment control over the securities held by AVIL. The address for AVIL is c/o Arcapita Investment Management US Inc., 75 Fourteenth Street, 23rd Floor, Atlanta, Georgia 30309.
(2)

Consists of (i) 717,101 shares held by GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC) (“GKFF Ventures”), including 655,763 shares of our common stock to be issued upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of warrants to purchase Series C preferred stock, and (ii) 1,298,417 shares of our common stock to be issued to GKFF Ventures upon the automatic conversion of $10.8 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014. GKFF Ventures is managed by Ken Levit and Robert Thomas. George Kaiser Family Foundation (“GKFF”) is the sole equity owner of GKFF Ventures. Messrs. Levit and Thomas and GKFF may be deemed to share voting and investment control over the shares, which are beneficially owned by GKFF Ventures. Each of these individuals and GKFF disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein. The address of GKFF Ventures I, LLC is c/o George Kaiser Family Foundation, 7030 South Yale Avenue, Suite 600, Tulsa, Oklahoma 74136.
(3)

Consists of (i) 863,723 shares held by Reservoir Capital Partners, L.P. (“RCP”) and Reservoir Capital Master Fund, L.P. (“RCMF”), including 709,395 shares and 68,694 shares of our common stock to be issued to RCP and RCMF, respectively, upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of the warrants to purchase Series C preferred stock, (ii) warrants to purchase 7 shares of our common stock held by RCP, which are exercisable within 60 days following May 15, 2014, and (iii) 1,708,699 shares of our common stock to be issued upon the automatic conversion of $14.2 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014, of which 1,561,208 shares of our common stock will be issued to RCP and 147,491 shares of our common stock will be issued to RCMF. The securities held by RCP may be deemed to be beneficially owned by Daniel Stern and one of our directors, Craig A. Huff, who are the senior managing members (the “Reservoir Members”) of RCGM, LLC (“RCGM”). RCGM is the managing member of Reservoir Capital Group, L.L.C. (“RCG”), which is in turn the general partner of Reservoir Capital Partners (Cayman), L.P. (“RCP Cayman”), which is in turn the sole member of RCP GP, LLC (“RCP GP”), and which is in turn the general partner of RCP. The securities held by RCMF may be deemed to be beneficially owned by the Reservoir Members, who are the senior managing members of RCGM. RCGM is the managing member of RCG, which is in turn the general partner of RCMF. As a result, Messrs. Stern and Huff share voting and investment control over the shares held by RCP and RCMF. Each of the Reservoir Members, RCGM, RCG, RCP Cayman and RCP GP disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein. The address for RCP and RCMF is c/o Reservoir Capital Group, L.L.C., 650 Madison Avenue, 24th Floor, New York, New York 10022.

(4)

Consists of (i) 204,197 shares held by RockPort Capital Partners, L.P. (“RockPort I”), RockPort Capital Partners II, L.P. (“RockPort II”), RockPort SII, LLC (“RSII”) and RP Co-Investment Fund I, LP (“RPCIF”), including 82,567 shares, 51,604 shares, 22,193 shares and 5,575 shares of our common stock to be issued to RockPort I, RockPort II, RSII and RPCIF, respectively, upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of the warrants to purchase Series C preferred stock, (ii) warrants to purchase 36 shares, 3 shares, and 1 share of our common stock held by RockPort I, RockPort II and RSII, respectively, which are exercisable within 60 days following May 15, 2014, and (iii) 437,510 shares of our common stock to be issued upon the automatic conversion of $3.6 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014, of which 109,616 shares of our common stock will be issued to RockPort I, 285,654 shares of our common stock will be issued to RockPort II, 25,051 shares of our common stock will be issued to RSII and 17,189 shares of our common stock will be issued to RPCIF. The securities held by RockPort I, RockPort II, RSII and RPCIF may be deemed to be beneficially owned by RockPort Capital I, LLC, RockPort Capital II, LLC, RockPort SGII, LLC and RP Co-Investment Fund I GP, LLC, respectively, each of which is the general partner of the respective entity. The securities held by RockPort I, RockPort II, RSII and RPCIF may also be deemed to be beneficially owned by Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, Stoddard M. Wilson and one of our directors, David J. Prend, who are the managing members (the “Rockport Members”) of the general partners of each of RockPort I, RockPort II, RSII and RPCIF, all of which may be deemed to share voting and investment control with respect to such shares. Each of the general partners of RockPort I, RockPort II, RSII and RPCIF and the Rockport Members (the “Rockport Reporting Persons”) disclaim beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein. The address for the Rockport Reporting Persons is c/o RockPort Capital Partners, 160 Federal Street, 18th Floor, Boston, Massachusetts 02110.
(5)	Consists of 712,715 shares of our common stock to be issued upon the automatic conversion of $5.5 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014. The address for NICHIAS Corporation is 1-26, Shibadaimon 1-chome, Minato-ku, Tokyo 105-8555, Japan.
(6)

Consists of 51,261 shares of our common stock to be issued upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of the warrants to purchase Series C preferred stock, of which 9,340 shares will be issued to Fidelity Advisor Series VII: Fidelity Advisor Industrials Fund, 20,387 shares will be issued to Fidelity Central Investment Portfolios LLC: Fidelity Industrials Central Fund, 7,017 shares will be issued to Fidelity Central Investment Portfolios LLC: Fidelity Materials Central Fund, 12,323 shares will be issued to Fidelity Select Portfolios: Industrials Portfolio and 2,194 shares will be issued to Variable Insurance Products Fund IV: Industrials Portfolio, and also consists of 5,014,561 shares of our common stock to be issued upon the automatic conversion of $37.5 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $ 15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014, of which 53,907 shares of our common stock will be issued to Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund, 284,612 shares of our common stock will be issued to Fidelity Advisor Series VII: Fidelity Advisor Industrials Fund, 521,831 shares of our common stock will be issued to Fidelity Central Investment Portfolios LLC: Fidelity Industrials Central Fund, 200,232 shares of our common stock will be issued to Fidelity Central Investment Portfolios LLC: Fidelity Materials Central Fund, 1,739,548 shares of our common stock will be issued to Fidelity Puritan Trust: Fidelity Puritan Fund, 553,340 shares of our common stock will be issued to Fidelity Securities Fund: Fidelity Dividend Growth Fund, 37,356 shares of our common stock will be issued to Fidelity Select Portfolios: Environment and Alternative Energy Portfolio, 347,415 shares of our common stock will be issued to Fidelity Select Portfolios: Industrials Portfolio, 1,064,774 shares of our common stock will be issued to Fidelity Select Portfolios: Materials, 69,985 shares of our common stock will be issued to Variable Insurance Products Fund III: Balanced Portfolio, 64,425 shares of our common stock will be issued to Variable Insurance Products Fund IV: Industrials Portfolio, and 77,136 shares of our common stock will be issued to Variable Insurance Products Fund IV: Materials Portfolio. Fidelity Management & Research Company, or Fidelity, 245 Summer Street, F7B, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the securities held by these funds as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the securities owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.
(7)	Consists of (i) 187 shares held by Mr. Young, including 136 shares of our common stock to be issued upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of warrants to purchase Series C preferred stock, (ii) 97,289 shares of our common stock issuable upon the exercise of options exercisable within 60 days following May 15, 2014, including 16,452 shares issuable upon the exercise of options held by Mr. Young’s children, of which Mr. Young has sole voting power, and 1,067 shares issuable upon the exercise of options held by a trust for the benefit of Mr. Young’s family, of which Mr. Young has sole voting power, and (iii) 349 shares of our common stock to be issued upon the automatic conversion of less than $0.1 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014. After this offering also includes options to purchase 327,806 shares of our common stock exercisable within 60 days of May 15, 2014 held by Mr. Young, the vesting of which is contingent upon the consummation of this offering, based on such assumed offering price and closing date.
(8)	Consists of (i) 187 shares held by Mr. Fairbanks, including 136 shares of our common stock to be issued upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of warrants to purchase Series C preferred stock, (ii) 23,139 shares of our common stock issuable upon the exercise of options exercisable within 60 days following May 15, 2014, and (iii) 349 shares of our common stock to be issued upon the automatic conversion of less than $0.1 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014. After this offering also includes options to purchase 76,114 shares of our common stock exercisable within 60 days of May 15, 2014, the vesting of which is contingent upon the consummation of this offering, based on such assumed offering price and closing date.
(9)	Consists of 15,425 shares issuable upon the exercise of options exercisable within 60 days following May 15, 2014. After this offering also includes options to purchase 50,716 shares of our common stock exercisable within 60 days of May 15, 2014, the vesting of which is contingent upon the consummation of this offering, based on such assumed offering price and closing date.
(10)

Consists of (i) 715 shares held by Mr. Battin, including 613 shares of our common stock to be issued upon the automatic conversion of our Series C preferred stock following the automatic net exercise immediately prior to the consummation of this offering of warrants to purchase Series C preferred stock, (ii) 1,071 shares of our common stock to be issued upon the automatic conversion of less than $0.1 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014 and (iii) 5,666 restricted shares of our common stock granted to Mr. Battin in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus. Reflects securities beneficially owned individually by Mr. Battin. Mr. Battin is a consultant to Arcapita Investment Management US Inc., an investment adviser to Arcapita Ventures I Limited and is a former director of Arcapita Inc., an affiliate of AVIL, but is not deemed to beneficially own any of the shares held by AVIL.
(11)	Consists of 6,656 shares issuable upon the exercise of options exercisable within 60 days following May 15, 2014 and 5,666 restricted shares of our common stock granted to Mr. Gervis in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus. After this offering also includes options to purchase 21,927 shares of our common stock exercisable within 60 days of May 15, 2014, the vesting of which is contingent upon the consummation of this offering, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014.
(12)	Reflects securities beneficially owned by RCP and RCMF as set forth in footnote 3, for which Mr. Huff is a senior managing member of the ultimate general partner of both entities. Also includes 5,666 restricted shares of our common stock granted to Mr. Huff in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus. Mr. Huff disclaims beneficial ownership of shares beneficially owned by RCP and RCMF except to the extent of his pecuniary interest therein, if any.
(13)	Consists of 5,666 restricted shares of our common stock granted to Mr. Mitchell in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus. Excludes securities beneficially owned by GKFF Ventures as set forth in footnote 2. Mr. Mitchell is the managing director of Argonaut Private Equity, LLC (“APE”), which was formerly a manager of GKFF Ventures until January 2013, but Mr. Mitchell no longer has any voting or investment control over securities held by GKFF Ventures.
(14)	Consists of 7,901 shares issuable upon the exercise of options exercisable within 60 days following May 15, 2014 and 5,666 restricted shares of our common stock granted to Mr. Noetzel in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus. After this offering also includes options to purchase 26,002 shares of our common stock exercisable within 60 days of May 15, 2014, the vesting of which is contingent upon the consummation of this offering, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014.
(15)	Mr. Noglows will become a director upon the consummation of this offering. Consists of 275 shares issuable upon the exercise of options exercisable within 60 days following May 15, 2014 and 5,666 restricted shares of our common stock granted to Mr. Noglows in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus.
(16)	Reflects securities beneficially owned by Rockport Capital Partners, L.P. and affiliated funds as set forth in footnote 4, for which Mr. Prend is a managing member of the general partners of such securityholders. Also includes 5,666 restricted shares of our common stock granted to Mr. Prend in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus. Mr. Prend disclaims beneficial ownership of shares beneficially owned by Rockport Capital Partners, L.P. and affiliated funds except to the extent of his pecuniary interest therein, if any.
(17)

Consists of 6,851 shares issuable upon the exercise of options exercisable within 60 days following May 15, 2014 and 5,666 restricted shares of our common stock granted to Mr. Reilly in connection with this offering pursuant to our non-employee director compensation policy, assuming an initial public offering price of $15.00 per share, the mid-point of the price range included on the cover of this prospectus. After this offering also includes options to purchase 22,527 shares of our common stock exercisable within 60 days of

May 15, 2014, the vesting of which is contingent upon the consummation of this offering, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014.
(18)	See footnotes 7 through 17. Also includes options to purchase 11,569 shares of common stock held by George L. Gould, Ph.D., our Vice President, Research and Development, which are exercisable within 60 days following May 15, 2014, and options to purchase 15,425 shares of common stock held by Kevin A. Schmidt, our Vice President, Operations, which are exercisable within 60 days following May 15, 2014. After this offering also includes options to purchase 38,056 shares of our common stock exercisable within 60 days of May 15, 2014 held by Dr. Gould and options to purchase 50,716 shares of our common stock exercisable within 60 days of May 15, 2014 held by Mr. Schmidt, the vesting of which is contingent upon the consummation of this offering, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated certificate of incorporation and restated by-laws are summaries and are qualified by reference to our restated certificate of incorporation and restated by-laws that will be in effect upon the closing of the offering made hereby. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of the offering made hereby.

Authorized Capitalization

Upon the closing of the offering made hereby, our authorized capital stock will consist of 125,000,000 shares of our common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share.

As of May 15, 2014, after giving effect to the automatic net exercise of all of our outstanding warrants to purchase Series C preferred stock and the conversion of all outstanding shares of our preferred stock into shares of our common stock upon completion of this offering, each as described above in “Capitalization,” we would have had 2,641,519 shares of common stock outstanding held of record by 110 stockholders. Immediately following the completion of this offering made hereby, we will have 20,582,636 shares of common stock outstanding (and 21,582,636 shares of common stock outstanding if the underwriters exercise their option to purchase additional shares in full) and no shares of preferred stock outstanding.

Common Stock

As of May 15, 2014, we had issued and outstanding 70,664 shares of common stock, held by 95 stockholders of record, and there were outstanding options to purchase 2,136,693 shares of common stock and outstanding warrants to purchase 2,984 shares of common stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

As of May 15, 2014, we had issued and outstanding 5,284,347 shares of Series A preferred stock, held by 55 stockholders of record, 1,601,053 shares of Series B preferred stock held by 47 stockholders of record and 20,000 shares of Series C preferred stock held by two stockholders of record and warrants to purchase 86,998,187 shares of Series C preferred stock held by 50 warrant holders of record.

Upon completion of this offering, all of our outstanding shares of preferred stock will convert into an aggregate of 2,570,855 shares of our common stock, on a 0.03504595-for-1 basis for each share of our Series A preferred stock issued on August 14, 2009, on a 0.03487523-for-1 basis for each share of our Series A preferred stock issued on September 10, 2009, on a 0.03484994-for-1 basis for each share of our Series A preferred stock issued on September 14, 2009, on a 0.03997463-for-1 basis for each share of our Series B preferred stock issued on September 22, 2010, on a 0.03956909-for-1 basis for each share of our Series B preferred stock issued on October 20, 2010, and on a 0.02669329-for-1 basis for each outstanding share of our Series C preferred stock (following the automatic net exercise of all of our outstanding warrants to purchase Series C preferred stock immediately prior to the consummation of this offering), into an aggregate of 2,321,665 shares of our common stock effective immediately prior to the completion of this offering.

If we issue preferred stock after the closing of the offering made hereby, such preferred stock would have priority over common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series and to fix the terms, limitations, voting rights, relative rights and preferences and variations of each series. Although we have no present plans to issue any other shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Stock Options

As of May 15, 2014, we had outstanding options to purchase 2,136,693 shares of our common stock at a weighted-average exercise price of $4.19 per share, of which options to purchase 262,693 shares were exercisable as of May 15, 2014. A portion of the option awards made in 2013 include a performance-based component. Upon the consummation of the offering made hereby, if the number of shares subject to these options having a performance-based component, when combined with the number of shares subject to the holder’s total option holdup, exceeds a target percentage of our common stock deemed outstanding immediately prior to the offering, with a specific target percentage set for each holder of such options, the number of shares subject to these options shall be reduced so that the combined number equals the target percentage for each holder. Subject to and in the event of the consummation of this offering, 40% of the shares subject to the options having a performance-based component, plus an additional 1.667% of the shares for each month that occurred between August 7, 2013 and the consummation of this offering will vest upon the consummation of this offering, and 1.667% of the shares will vest in equal monthly installments each month following the consummation of this offering until 36 months following August 7, 2013. In the event of a change of control of the company, 12 months of this vesting schedule will be accelerated with respect to options issued to our employees and all of the unvested options will vest with respect to options issued to our directors. See “Executive and Director Compensation — Equity Incentive Plans” for additional information regarding our 2001 equity incentive plan and 2014 equity incentive plan.

Warrants

As of May 15, 2014, we had warrants outstanding for the number of shares of our common stock at the exercise prices and expiration dates set forth below. Warrants entitle the holder to purchase shares of our common stock at the specified exercise price at any time prior to the expiration date.

Expiration Date	Number of Shares	Weighted-Average Exercise Price
October 20, 2014 (1)(2)(3)(4)(5)	0	$1,694.88
October 28, 2014 (1)(2)(3)(4)(5)	0	$1,694.88
January 12, 2015 (1)(2)(3)(4)(5)	0	$1,694.88
June 10, 2016	333	$1.12
December 29, 2017 (3)(5)	2,651	$0.37

Total:	2,984	$0.46

(1)

Each of these warrants contains anti-dilution provisions providing for adjustments to the exercise price upon the issuance of shares of our common stock at a price less than the exercise price, excluding shares of our common stock issuable upon exercise of options, warrants, conversion of convertible securities and certain issuances approved in advance by a majority of our board of directors.

(2)

Each of these warrants expires on the earlier of this date or a corporate event, which is defined in the warrant to include (i) the sale, transfer, exchange or other disposition of all or substantially all of our assets; (ii) a merger or reorganization that results in our stockholder immediately prior to such transaction holding less than 50% of the voting power of the surviving entity of such transaction; (iii) a dissolution or liquidation; and (iv) the sale, transfer, exchange or other disposition of all or substantially all of our common stock.

(3)

The shares underlying each of these warrants are entitled to certain registration rights set forth in our registration rights agreement. See “— Registration Rights” below for a description of these registration rights.

(4)

Each of these warrants provides that immediately before its expiration or termination, if the fair market value of one share of our common stock is greater than the exercise price, the warrant will be automatically exercised pursuant to its net exercise provision.

(5)

Each of these warrants has net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of our common based on the fair market value of the underlying shares of our common stock at the time of exercise of the warrant, after deduction of the aggregate exercise price.

In addition, as of May 15, 2014, we had outstanding warrants to purchase 86,998,187 shares of Series C preferred stock, all of which will be automatically net exercised immediately prior to this offering into 86,976,431 shares of Series C preferred stock (which shares are convertible into common stock on a 0.02669329-for-1 basis), which will then automatically convert into 2,321,665 shares of our common stock upon the consummation of this offering.

Registration Rights

Following the expiration of the lock-up period described below in “Shares Eligible for Future Sale — Lock-Up Agreements,” the holders of 13,869,461 shares of common stock, which includes 69,484 shares of common stock, 2,570,855 shares of common stock issuable upon conversion of all of our outstanding preferred stock (including the conversion of the shares of Series C preferred stock to be issued upon the automatic net exercise of our Series C warrants upon the consummation of this offering) and 11,229,122 shares of our common stock issuable upon conversion of our convertible notes upon completion of the offering made hereby (including the shares of our common stock to be purchased in connection with the offering made hereby by Arcapita Ventures I Limited in exchange for the cancellation of outstanding notes it holds), and 2,651 shares of common stock issuable pursuant to the exercise of warrants or their transferees, are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts. All registration rights described below shall terminate at the earlier of (1) the seventh anniversary of the completion of this offering, provided this offering constitutes a qualified public offering under our existing fourth amended and restated certificate of incorporation, as amended, (2) such shares have been registered under the Securities Act, such registration statement has been declared effective and the shares have been disposed of pursuant to such effective registration statement, and (3) with respect to any holder of registrable shares that (together with its affiliates) holds less than 1% of our common stock (on an as-if-converted to common stock basis), when such holder can sell all of such shares without limitation under Rule 144 promulgated under the Securities Act during any 90 day period.

Demand rights. At any time after six months after the completion of this offering, subject to specified limitations, the holders representing at least a majority of these registrable shares then outstanding may require that we register all or a portion of these securities for sale under the Securities Act, which we refer to as a demand registration, if the anticipated aggregate offering price of such securities is at least $10,000,000. We may be required to effect up to two such registrations at our expense and up to two such registrations at the holders’ expense. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Piggyback rights. If we propose to register any of our equity securities under the Securities Act, other than in connection with (i) a registration relating solely to our employee benefit plans, or (ii) a registration relating solely to a business combination or merger involving us, the holders of these registrable shares are entitled to notice of such registration and are entitled to include their shares of common stock in the registration. In addition, we are not required to include any registrable shares in the registration in connection with our initial public offering. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 rights. If we become eligible to file registration statements on Form S-3, subject to specified limitations, the holders of these registrable shares may require us to register all or a portion of their registrable shares on Form S-3, if the anticipated aggregate offering price of such securities is at least $2,000,000. Such requests for registration shall not be considered a demand registration pursuant to the “— Demand rights” section above. We are not required to (i) effect more than two such registrations in any 12-month period or (ii) keep effective at any one time more than one registration statement on Form S-3. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Restated By-Laws

The provisions of Delaware law, our restated certificate of incorporation to be filed upon completion of this offering and our restated by-laws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause

Our restated certificate of incorporation and restated by-laws to be effective upon completion of this offering provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors, or its remaining members, even if less than a quorum, is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred.

Members of the board of directors may only be removed for cause and only by the affirmative vote of 75% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

Our restated by-laws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the anniversary of the previous year’s annual meeting. For a special meeting, the notice must generally be delivered not earlier than the 90th day prior to the meeting and not later than the later of (1) the 60th day prior to the meeting or (2) the 10th day following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated by-laws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders

Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent

Our restated certificate of incorporation and restated by-laws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super Majority Stockholder Vote Required for Certain Actions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “— Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Restated By-Laws” or to reduce the number of authorized shares of common stock or preferred stock. This 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, a 75% vote is also required for any amendment to, or repeal of, our restated by-laws by the stockholders. Our restated by-laws may be amended or repealed by a simple majority vote of the board of directors.

Exclusive Forum

Our restated certificate of incorporation provides that, subject to limited exceptions, a state or federal court located within the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our restated certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., with offices at 250 Royall Street, Canton, Massachusetts 02021.

Stock Market Listing

We have applied to list our common stock on the NYSE under the symbol “ASPN.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set out below is a description of certain of our outstanding indebtedness and our revolving credit facility.

Subordinated Notes

In December 2010, we entered into a subordinated note and warrant purchase agreement with affiliates of Piper Capital LLC and other investors and issued an aggregate of $10.0 million principal amount of subordinated notes. In June 2011, June 2011, December 2011, June 2012, September 2012 and March 2013, we amended the subordinated note and warrant purchase agreement to revise the maturity date and other terms in connection with the various issuances of our convertible notes. The subordinated notes bear interest at the rate of 20% per annum and are required to be repaid upon the earlier of: (i) September 30, 2014, (ii) the first anniversary of the completion of this offering or (iii) the last business day prior to the date that any of our preferred stock is redeemed. The subordinated note and warrant purchase agreement contains standard restrictive covenants that impose significant operating and financial restrictions on our operations. As of March 31, 2014, the total outstanding principal and accrued interest under the subordinated notes was $18.1 million. In connection with the issuance of the subordinated notes, we issued warrants to purchase 3,993 shares of our common stock, of which warrants to purchase 2,651 shares of our common stock remain outstanding as of May 15, 2014 and which are further described in “Description of Capital Stock – Warrants.”

The subordinated notes are secured by a first priority lien on all real property and equipment located at our East Providence facility and a second priority lien on all other assets, including all our intellectual property and all accounts, equipment, inventory and receivables. We intend to repay all outstanding principal and accrued and unpaid interest of the subordinated notes with a portion of the proceeds from this offering.

Revolving Credit Facility

In March 2011, we entered into a $10.0 million revolving credit facility with Silicon Valley Bank. Due to a borrowing limitation under the terms of the credit facility, the effective amount available to us under the credit facility is $8.2 million, of which $5.4 million remained available to us as of March 31, 2014 after giving effect to the $1.5 million drawn on the line of credit and the $1.2 million of outstanding letters of credit. As of May 15, 2014, we had $1.5 million drawn on the line of credit and $1.2 million of outstanding letters of credit. In June 2011, June 2011, December 2011, June 2012, September 2012, September 2012, March 2013, June 2013 and November 2013, we amended the agreement in connection with the various issuances of our convertible notes. Interest on amounts outstanding under the revolving credit facility is equal to the greater of the prime rate or 4% per annum, plus 1.0% per annum. In addition, we are required to pay a quarterly unused revolving line facility fee of 0.5% per annum of the average unused portion of the revolving credit facility. The revolving credit facility contains standard restrictive covenants that impose significant operating and financial restrictions on our operations and also contains events of default customary for credit facilities of this type, including, among other things, nonpayment of principal or interest when due. The revolving credit facility will mature on July 27, 2014.

The revolving credit facility is secured by a second priority lien on all real property and equipment located at our East Providence facility and a first priority lien on all other assets, including all our intellectual property and all accounts, equipment, inventory and receivables.

Convertible Promissory Notes

Pursuant to our note purchase agreement dated June 1, 2011, as amended, we issued $30.0 million in aggregate principal amount of convertible notes to certain accredited investors on June 1, 2011 and June 14, 2011. We refer to these convertible notes as the June 2011 convertible notes. These convertible notes accrue interest at the rate of 8% per year and have a maturity date of June 1, 2016.

Pursuant to our note purchase agreement dated December 6, 2011, as amended, we issued $15.8 million in aggregate principal amount of convertible notes to certain accredited investors on December 6, 2011 and March 1,

2012. We refer to these convertible notes as the December 2011 convertible notes. These convertible notes accrue interest at the rate of 8% per year and have a maturity date of December 6, 2016, except that $0.3 million in principal amount of these convertible notes have a maturity date of December 6, 2014. In addition, due to the investment restrictions of one of our principal stockholders, the December 2011 convertible note having an aggregate principal amount of $0.6 million held by such stockholder is noninterest bearing and does not automatically convert into shares of our common stock, but the holder will purchase immediately prior to this offering a number shares based on the initial public offering price and a discount factor that will result in the holder receiving approximately the number of shares that such holder would have received if this note had automatically converted upon the same terms as the December 2011 convertible notes in exchange for the cancellation of its notes.

Pursuant to our note purchase agreement dated June 11, 2012, as amended, we issued $27.6 million in aggregate principal amount of convertible notes to certain accredited investors on June 11, 2012, July 17, 2012, September 26, 2012, October 5, 2012, November 28, 2012 and January 9, 2013. We refer to these convertible notes as the June 2012 convertible notes. These convertible notes accrue interest at a rate of 8% per year and have a maturity date of December 6, 2016, except that less than $0.1 million of these convertible notes have a maturity date of December 6, 2014. Certain of these convertible notes having an aggregate principal amount of $7.5 million were subsequently exchanged for convertible notes issued on March 28, 2013 and May 6, 2013, as further described in the paragraph below. In addition, due to the investment restrictions of one of our principal stockholders, the June 2012 convertible notes having an aggregate principal amount of $2.9 million held by such stockholder are noninterest bearing and do not automatically convert into shares of our common stock, but the holder will purchase immediately prior to this offering a number shares based on the initial public offering price and a discount factor that will result in the holder receiving approximately the number of shares that such holder would have received if these notes had automatically converted upon the same terms as the June 2012 convertible notes in exchange for the cancellation of its notes.

Pursuant to our note and warrant purchase agreement dated March 28, 2013, we issued $22.5 million in aggregate principal amount of convertible notes to certain accredited investors on March 28, 2013 and May 6, 2013. We refer to these convertible notes as the March 2013 convertible notes, and we refer to the June 2011 convertible notes, December 2011 convertible notes, June 2012 convertible notes and March 2013 convertible notes collectively as the convertible notes. The March 2013 convertible notes accrue interest at a rate of 8% per year and have a maturity date of March 28, 2016. Of the $22.5 million of aggregate principal amount of March 2013 convertible notes that we issued, $7.5 million in principal amount of the March 2013 convertible notes were issued in exchange for $7.5 million in principal amount of the June 2012 convertible notes that were issued on November 28, 2012 and January 9, 2013. In addition, due to the investment restrictions of one of our principal stockholders, March 2013 convertible notes having an aggregate principal amount of $3.0 million held by such stockholder are noninterest bearing and are not convertible into shares of our common stock, but the holder has an option to convert these non-convertible notes into the same number of shares of our common stock that such notes would automatically convert in this offering as if they were convertible on the same terms as the other March 2013 convertible notes. In connection with the issuance of the March 2013 convertible notes, we issued warrants to purchase 87,018,187 shares of our Series C preferred stock having an exercise price of $.0001 per share (which shares are convertible into common stock on a 0.02669329-for-1 basis), which we assume will be automatically net exercised in connection with this offering.

The unpaid principal amount plus accrued interest of the convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $104.4 million in outstanding principal amount and accrued interest on the outstanding convertible notes will convert into approximately 11,229,122 shares of our common stock. The convertible notes are not secured. The holders of these convertible notes will be entitled to registration rights provided in our registration rights agreement with regard to the shares of common stock issued upon conversion of these convertible notes.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. If a public market does develop, future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to list our common stock on the NYSE under the symbol “ASPN.”

Upon the closing of the offering made hereby, we will have outstanding an aggregate of 20,582,636 shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding options. Of these shares, all of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act. One such safe-harbor exemption is Rule 144, which is summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities and shares sold in this offering will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Comment
Date of prospectus	6,710,661	Shares sold in the offering and shares that can be sold under Rule 144 that are not subject to a lock-up
180 days* after date of prospectus	20,582,636	Lock-up released; shares can be sold under Rule 144

*	180 days corresponds to the lock-up period described below in “— Lock-up Agreements.” However, Barclays Capital Inc. and J.P. Morgan Securities LLC may in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any of these agreements.

In addition, of the 2,136,693 shares of our common stock that were issuable upon the exercise of stock options outstanding as of May 15, 2014, (i) options to purchase 262,693 shares were exercisable as of May 15, 2014 and (ii) options to purchase 904,419 shares of our common stock will vest in connection with this offering, assuming an initial public offering price of $15.00 per share and the closing date of this offering occurs on June 16, 2014, and, upon exercise, these shares will be eligible for sale in the public markets, subject to the lock-up agreements and securities laws described below.

Rule 144

Affiliate Resales of Shares

Affiliates of ours must generally comply with Rule 144 if they wish to sell in the public market any shares of our common stock, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, and the shares of common stock issuable upon the conversion of our preferred stock and our convertible notes, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

In general, subject to the lock-up agreements described below, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate of ours at any time during the three months immediately before a sale can sell restricted shares of our common stock in compliance with the following requirements of Rule 144.

Holding Period. If the shares are restricted securities, an affiliate must have beneficially owned the shares of our common stock for at least six months.

Manner of Sale. An affiliate must sell its shares in “broker’s transactions” or certain “riskless principal transactions” or to market makers, each within the meaning of Rule 144.

Limitation on Number of Shares Sold. An affiliate is only allowed to sell within any three-month period an aggregate number of shares of our common stock that does not exceed the greater of:

•	one percent of the number of the total number of shares of our common stock then outstanding, which will equal approximately 205,826 shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the stock exchange where our common stock is traded during the four calendar weeks preceding either (i) to the extent that the seller is required to file a notice on Form 144 with respect to such sale, the date of filing such notice, (ii) date of receipt of the order to execute the transaction by the broker or (iii) the date of execution of the transaction with the market maker.

Current Public Information. An affiliate may only resell its restricted securities to the extent that adequate current public information, as defined in Rule 144, is available about us, which, in our case, means that we have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days prior to the date of the sale and we have filed all reports with the SEC required by those sections during the preceding twelve months (or such shorter period that we have been subject to these filing requirements).

Notice on Form 144. If the number of shares of our common stock being sold by an affiliate under Rule 144 during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, then the seller must file a notice on Form 144 with the SEC and the stock exchange on which our common stock is traded concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Shares

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 under the Securities Act applies to shares purchased from us by our employees, directors or consultants, in connection with a qualified compensatory stock plan or other written agreement, either prior to the date of this prospectus or pursuant to the exercise of options granted prior to the date of this prospectus. Shares issued in reliance on Rule 701 are “restricted securities,” but may be sold in the public market beginning 90 days after the date of this prospectus (i) by our affiliates, subject to compliance with the provisions of Rule 144 other than its one-year holding period requirement, and (ii) by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144.

Lock-up Agreements

Holders of 13,871,914 outstanding shares of our common stock, including our principal stockholders and each of our officers and directors, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock for a period through the date 180 days after the date of this prospectus, except with the prior written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC on behalf of the underwriters.

Barclays Capital Inc. and J.P. Morgan Securities LLC currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Barclays Capital Inc. and J.P. Morgan Securities LLC may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Stock Options

As of May 15, 2014, there were outstanding options to purchase 2,136,693 shares of our common stock at a weighted-average exercise price of $4.19 per share, of which (i) options to purchase 262,693 shares were exercisable as of May 15, 2014 and (ii) options to purchase 904,419 shares of our common stock will vest in connection with this offering, assuming an initial public offering price of $15.00 per share and the closing date of this offering occurs on June 16, 2014. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares subject to outstanding options and options and other awards issuable under the 2001 equity incentive plan and the 2014 equity incentive plan. See “Executive and Director Compensation — Equity Incentive Plans” for additional information regarding these plans.

Warrants

As of May 15, 2014, there were outstanding warrants to purchase an aggregate of 2,984 shares of our common stock at a weighted-average exercise price of $0.46 per share and outstanding warrants to purchase 86,998,187 shares of Series C preferred stock (which shares are convertible into common stock on a 0.02669329-for-1 basis) at an exercise price of $0.0001 per share. We assume that all of the outstanding Series C warrants will be automatically net exercised upon the consummation of this offering. Any shares purchased pursuant to these warrants will be “restricted shares” and may be sold in the public market only if they are registered under the Securities Act or qualify for an exemption from such registration.

Registration Rights

Upon expiration of the lock-up period described above in “— Lock-Up Agreements,” the holders of 13,869,461 shares of common stock and 2,651 shares of common stock issuable pursuant to the exercise of warrants, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares then held by affiliates.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) who holds our common stock as a capital asset (generally, property held for investment). For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that is an individual, corporation (or other entity treated as a corporation for federal income tax purposes), estate or trust (other than a grantor trust) and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., or of any state thereof or the District of Columbia; or

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a United States person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (and where certain other conditions are satisfied and certain applicable exceptions do not apply, including exceptions applicable under certain tax treaties). For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

This discussion does not consider:

•	U.S. state, U.S. local, U.S. estate or non-U.S. tax consequences;

•	all aspects of U.S. federal income taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular holders, such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, regulated investment companies, government instrumentalities, holders owning more than 5% of our common stock, pension plans, U.S. expatriates, former citizens or residents of the U.S., partnerships or other flow-through entities, part-year non-resident aliens, broker-dealers and traders in securities, persons who elect to mark-to-market their securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership that may acquire our common stock, or a partner in such a partnership, you should consult a tax advisor regarding the tax consequences to you of the partnership’s acquisition, ownership and disposition of our common stock.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our common stock as a capital asset (generally, property held for investment). We undertake no obligation to publicly update or otherwise revise this summary whether as a result of new Treasury regulations, Code sections, judicial and administrative interpretations or otherwise. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the Internal Revenue Service, or the IRS, or U.S. courts will agree with the tax consequences described in this summary.

Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income, tax treaty and other tax consequences of holding and disposing of shares of our common stock.

Dividends

We do not anticipate making cash distributions on our common stock in the foreseeable future. In the event, however, that we make distributions on our common stock, those payments will constitute dividends for U.S. federal tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they first will constitute a return of capital and will reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will generally be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty.

You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must (a) timely provide the payor with a properly executed applicable IRS Form W-8 (or other applicable successor form) and any applicable attachments certifying that (i) you are not a United States person and (ii) you are eligible for the lower treaty rate or (b) if our common stock is held through certain foreign intermediaries, timely satisfy the relevant certification requirements of applicable U.S. Treasury regulations. The applicable certifications must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund on a timely basis with the IRS.

If the dividend is effectively connected with your conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by you in the U.S., the dividend will generally be exempt from U.S. federal withholding tax, provided that you supply us with a properly executed IRS Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Sales, Exchanges or Other Taxable Dispositions of Common Stock

Subject to the discussions below regarding backup withholding and “FATCA” (as defined below), you generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by you in the U.S., in which case the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who holds our common stock as a capital asset, are present in the U.S. for 183 days or more in the taxable year of the disposition and meet other requirements, in which case the gain derived from the sale will be subject to a flat 30% tax, which may be offset by U.S. source capital losses; or

•

we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that you held our common stock and certain other conditions are met, in which case the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded (within the meaning of section 897(c)(3) of the Code) on an established securities market in the calendar year of disposition. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in other countries under the provisions of an applicable income tax treaty.

Payments of dividends in respect of our common stock, or proceeds on the disposition of our common stock effected within the United States or through certain United States-related financial intermediaries, paid to a Non-U.S. Holder may be subject to additional information reporting and backup withholding unless such Non-U.S. Holder establishes an exemption, for example, by properly certifying that such Non-U.S. Holder is not a United States person as defined under the Code on a valid IRS Form W-8BEN or another appropriate version of IRS Form W-8 and including any applicable attachments (provided that the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Non-U.S. Holder will reduce the Non-U.S. Holder’s U.S. federal income tax liability. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided the required information is timely furnished to the IRS. A Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting and backup withholding rules.

Additional Withholding Requirements

Under legislation enacted in 2010, U.S. Treasury regulations and official IRS administrative guidance (commonly known as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid after June 30, 2014, and to the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such “substantial United States owner” ( as defined under the Code and applicable Treasury regulations) and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Persons located in a jurisdiction that has entered into an intergovernmental agreement with the U.S. governing FATCA (an IGA) may be subject to different rules. Application of this FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Prospective holders should consult their own tax advisors regarding this new legislation, any applicable IGA and whether this legislation or IGA may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters and joint book-running managers of this offering. Citigroup Global Markets Inc. is also acting as a joint book-running manager. Under the terms of an underwriting agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Robert W. Baird & Co. Incorporated
Canaccord Genuity Inc.

Total	6,666,667

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $                 per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $                  million (excluding the underwriting discounts). We have agreed to reimburse the underwriters for expenses related to the clearing of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount up to $25,000. Such reimbursement is deemed to be underwriting compensation by FINRA.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,000,000 shares at the public offering price less the underwriting discounts. This option may be exercised if the underwriters sell more than shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Entities affiliated with Reservoir Capital Partners, L.P. and GKFF Ventures I, LLC (formerly known as Argonaut Ventures I, LLC), two of our principal stockholders, and our Chief Executive Officer, Mr. Donald Young, have indicated an interest in purchasing up to 666,667 shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares to any of these existing stockholders and any of these existing stockholders may determine to purchase more, less or no shares in this offering. The underwriters will not receive an underwriting discount on any sales of shares to these stockholders. Any shares purchased by these stockholders will be subject to the lock-up agreements described below.

Lock-Up Agreements

We, all of our directors, directors-elect and executive officers, and holders of substantially all our outstanding common stock and vested options have agreed that, without the prior written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC, we and they will not, prior to the date that is 180 days after the date of this prospectus, (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any securities of the Company that are substantially similar to the common stock, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing restrictions are subject to certain customary exceptions.

Barclays Capital Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have applied to list our shares on the NYSE under the symbol “ASPN.” In connection with that listing, the underwriters will undertake to sell the minimum number of common shares to the minimum number of beneficial owners necessary to meet the NYSE listing requirements.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares of our common stock offered hereby may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock offered hereby may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Simpson Thacher & Bartlett LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Aspen Aerogels, Inc. as of December 31, 2012 and 2013, and for each of the years in the three-year period ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2013 consolidated financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses and negative cash flows from operations, has a net capital deficiency, and has significant debt maturities that are payable within twelve months that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete and in each instance we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon the closing of the offering, we will become subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. These documents will also be publicly available, free of charge, on our website, www.aerogel.com. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm.

Aspen Aerogels, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Aspen Aerogels, Inc.:

We have audited the accompanying consolidated balance sheets of Aspen Aerogels, Inc. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aspen Aerogels, Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations, has a net capital deficiency, and has significant debt maturities that are payable within twelve months that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

March 25, 2014, except as to

Notes 1, 9 and 21,

which are as of April 28,

2014

ASPEN AEROGELS, INC.

Consolidated Balance Sheets

	December 31
	2012	2013
	(In thousands, except share and per share data)
Assets
Current assets:
Cash	$1,343	$1,574
Accounts receivable, net of allowance for doubtful accounts	14,162	18,971
Inventories	6,345	6,892
Prepaid expenses and other current assets	426	651

Total current assets	22,276	28,088
Property, plant and equipment, net	72,635	62,023
Other assets	390	331

Total assets	$95,301	$90,442

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Subordinated notes, current portion	$—	$17,306
Convertible notes, current portion	—	435
Capital leases, current portion	43	75
Revolving line of credit	1,338	1,000
Accounts payable	9,082	7,114
Accrued expenses	2,727	5,023
Deferred revenue	1,183	595
Other current liabilities	6,771	—

Total current liabilities	21,144	31,548
Subordinated notes, excluding current portion	13,535	—
Senior convertible notes	—	28,135
Convertible notes, excluding current portion	95,088	91,439
Capital leases, excluding current portion	79	165
Other long-term liabilities	—	1,121

Total liabilities	129,846	152,408

Commitments and contingencies (Note 12)
Series B redeemable convertible preferred stock, $0.00001 par value; 1,601,053 shares authorized, issued and outstanding at December 31, 2012	29,935	—
Series A redeemable convertible preferred stock, $0.00001 par value; 5,284,347 shares authorized, issued and outstanding at December 31, 2012	56,315	—

Stockholders’ (deficit) equity:
Series C convertible preferred stock, $0.00001 par value; 116,024,242 shares authorized, 20,000 issued and outstanding at December 31, 2013	—	—
Series B convertible preferred stock, $0.00001 par value; 1,601,053 shares authorized, issued and outstanding December 31, 2013	—	—
Series A convertible preferred stock, $0.00001 par value; 5,284,347 shares authorized, issued and outstanding at December 31, 2013	—	—
Common stock, $0.00001 par value; 210,888,230 shares authorized, 2,623,156 shares issued and outstanding at December 31, 2012 and 2013	—	—
Additional paid-in capital	164,354	270,794
Accumulated deficit	(285,149)	(332,760)

Total stockholders’ (deficit) equity	(120,795)	(61,966)

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$95,301	$90,442

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Operations

	Year Ended December 31
	2011	2012	2013
	(In thousands, except share and per share data)
Revenue:
Product	$42,717	$60,389	$82,057
Research services	3,233	3,064	4,037

Total revenue	45,950	63,453	86,094
Cost of revenue:
Product	47,071	70,025	73,399
Research services	1,505	1,396	1,964

Gross profit (loss)	(2,626)	(7,968)	10,731

Operating expenses:
Research and development	4,085	5,142	5,159
Sales and marketing	5,565	8,564	9,271
General and administrative	8,291	11,299	12,833
Write-off of construction in progress	—	—	3,440

Total operating expenses	17,941	25,005	30,703

Income (loss) from operations	(20,567)	(32,973)	(19,972)

Other income (expense):
Interest expense	(8,822)	(21,790)	(30,599)
Gain on extinguishment of convertible notes	—	—	8,898
Loss on exchange of convertible notes	—	—	(5,697)
Debt extinguishment costs	—	(1,379)	—
Costs associated with postponed public offering	(3,443)	—	(241)

Total other income (expense), net	(12,265)	(23,169)	(27,639)

Net income (loss)	$(32,832)	$(56,142)	$(47,611)

Net income (loss) attributable to common stockholders	$(56,497)	$(8,941)	$1,338

Net income (loss) attributable to common stockholders per common share:
Basic	$(21.66)	$(3.41)	$0.51

Diluted	$(21.66)	$(3.41)	$0.49

Weighted-average common shares outstanding:
Basic	2,607,888	2,622,897	2,623,156

Diluted	2,607,888	2,622,897	2,722,947

Pro forma net income (loss) per share:
Basic and diluted			$(2.02)

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31
	2011	2012	2013
	(In thousands, except share and per share data)
Net income (loss)	$(32,832)	$(56,142)	$(47,611)
Other comprehensive income:
Realized gain on available-for-sale securities	(8)	—	—

Comprehensive income (loss)	$(32,840)	$(56,142)	$(47,611)

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Stockholders’ (Deficit) Equity

(In thousands, except share and per share data)

	Series C convertible preferred stock $0.00001 Par Value		Series B convertible preferred stock $0.00001 Par Value		Series A convertible preferred stock $0.00001 Par Value		Common Stock $0.00001 Par Value		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ (Deficit) / Equity
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Balance at December 31, 2010	—	$—	—	$—	—	$—	2,557,497	$—	$138,064	$(196,175)	$8	$(58,103)

Net income (loss)	—	—	—	—	—	—	—	—	—	(32,832)	—	(32,832)
Realized gain on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	(8)	(8)
Issuance of common stock	—	—	—	—	—	—	63,060	—	31	—	—	31
Stock compensation expense	—	—	—	—	—	—	—	—	1,064	—	—	1,064
Dividends on redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(4,182)	—	—	(4,182)
Changes in redeemable convertible preferred stock to redemption value	—	—	—	—	—	—	—	—	(19,483)	—	—	(19,483)

Balance at December 31, 2011	—	—	—	—	—	—	2,620,557	—	115,494	(229,007)	—	(113,513)
Net income (loss)	—	—	—	—	—	—	—	—	—	(56,142)	—	(56,142)
Issuance of common stock	—	—	—	—	—	—	2,599	—	5	—	—	5
Stock compensation expense	—	—	—	—	—	—	—	—	1,654	—	—	1,654
Dividends on redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(4,191)	—	—	(4,191)
Changes in redeemable convertible preferred stock to redemption value	—	—	—	—	—	—	—	—	51,392	—	—	51,392

Balance at December 31, 2012	—	—	—	—	—	—	2,623,156	—	164,354	(285,149)	—	(120,795)
Net income (loss)	—	—	—	—	—	—	—	—	—	(47,611)	—	(47,611)
Stock compensation expense	—	—	—	—	—	—	—	—	4,426	—	—	4,426
Dividends on redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(996)	—	—	(996)
Changes in redemption value of redeemable convertible preferred stock at extinguishment	—	—	—	—	—	—	—	—	86,161	—	—	86,161
Reclassification of redeemable convertible preferred stock from temporary to permanent equity	—	—	1,601,053	—	5,284,347	—	—	—	1,085	—	—	1,085
Issuance of Series C convertible preferred stock	20,000	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series C preferred stock warrants, net of issuance costs	—	—	—	—	—	—	—	—	15,764	—	—	15,764

Balance at December 31, 2013	20,000	$—	1,601,053	$—	5,284,347	$—	2,623,156	$—	$270,794	$(332,760)	$—	$(61,966)

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2011	2012	2013
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(32,832)	$(56,142)	$(47,611)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,521	9,684	10,061
Write-off of construction in progress	—	—	3,440
Loss on disposal of assets	—	2,489	230
Debt issuance costs and noncash interest expenses	3,519	2,959	998
Write-off of costs associated with postponed public offering	3,443	—	241
Write-off of costs associated with loan application	564	—	—
Accretion of debt to fair value	4,752	18,678	18,696
Gain on extinguishment of convertible notes	—	—	(8,898)
Loss on exchange of convertible notes	—	—	5,697
Issuance of Series C preferred stock warrants in connection with senior convertible notes	—	—	10,677
Stock compensation expense	1,064	1,654	4,426
Loss on extinguishment of debt	—	1,379	—
Provision for accounts receivable	92	—	—
Other	(26)	(2)	(25)
Changes in operating assets and liabilities:
Accounts receivable	2,871	(6,796)	(4,809)
Inventories	(7,269)	3,177	(547)
Prepaid expenses and other assets	(50)	(2)	(287)
Accounts payable	(708)	1,676	(1,686)
Accrued expenses	(749)	1,086	2,297
Deferred revenue	455	281	(588)
Other liabilities	(6,800)	(6,000)	(6,000)

Net cash used in operating activities	(24,153)	(25,879)	(13,688)

Cash flows from investing activities:
Capital expenditures	(36,304)	(10,236)	(3,329)
Decrease in restricted cash	406	451	—
Proceeds from maturities and sales of marketable securities	4,026	—	—

Net cash used in investing activities	(31,872)	(9,785)	(3,329)

Cash flows from financing activities:
Borrowings under line of credit	2,000	25,515	19,929
Repayments under line of credit	(2,000)	(24,177)	(20,267)
Proceeds from issuance of long-term debt	45,000	24,890	18,500
Repayment of borrowings under long-term debt	(247)	—	—
Financing costs	(843)	(425)	(872)
Deferred offering costs	(3,443)	—	—
Repayment of obligations under capital lease	(32)	(42)	(42)
Proceeds from issuance of common stock	31	5	—

Net cash provided by financing activities	40,466	25,766	17,248

Net (decrease) increase in cash	(15,559)	(9,898)	231
Cash at beginning of period	26,800	11,241	1,343

Cash at end of period	$11,241	$1,343	$1,574

Supplemental disclosures of cash flow information:
Interest paid	$608	$152	$228

Income taxes paid	$—	$—	$—

Supplemental disclosures of non-cash activities:
Accrued dividends on preferred stock	$4,182	$4,191	$996

Changes in redemption value of redeemable convertible preferred stock	$19,483	$(51,392)	$(86,161)

Reclassification of redeemable convertible preferred stock from temporary to permanent equity	$—	$—	$(1,085)

Changes in accrued capital expenditures	$(1,000)	$(38)	$(523)

Capitalized interest	$1,650	$2,270	$70

Capital lease	$124	$—	$160

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

Nature of Business

Aspen Aerogels, Inc. (the Company) is an energy technology company that designs, develops and manufactures innovative, high-performance aerogel insulation. The Company also conducts research and development related to aerogel technology supported by funding from several agencies of the U.S. government and other institutions in the form of research and development contracts.

The Company’s predecessor was incorporated in Delaware on May 4, 2001, and the Company maintains its corporate offices in Northborough, Massachusetts. The Company owns two wholly owned subsidiaries: Aspen Aerogels Rhode Island, LLC and Aspen Aerogels Germany, GmbH.

Liquidity

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses and negative cash flow from operations since inception, has an accumulated deficit of $332.8 million as of December 31, 2013 and has substantial ongoing cash flow commitments, including debt maturities totaling $19.8 million due in September 2014 and $0.5 million due in December 2014. The Company has invested significant resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and costs necessary to meet the anticipated future demand of its customers. The Company markets a set of commercially viable products and serves a growing base of customers.

In December 2010, the Company issued Subordinated Notes generating gross proceeds of $10.0 million (see note 6). In March 2011, the Company entered into a $10.0 million line of credit agreement which provided $8.6 million in borrowing capacity due to a borrowing limitation under the terms of the credit facility. Of that amount, $1.0 million was drawn and letters of credit of $1.2 million were outstanding at December 31, 2013 (see note 9). Commencing in June 2011 and continuing through October 2012, the Company also issued Convertible Notes generating aggregate gross proceeds of $65.9 million. The Company also issued an additional $4.0 million of Convertible Notes in November 2012 and $3.5 million of Convertible Notes in January 2013 (see notes 7 and 8).

In March 2013, the Company entered into an agreement authorizing the issuance of $22.5 million in Senior Convertible Notes (see note 7). As part of the financing, existing note holders exchanged the $7.5 million of Convertible Notes issued in November 2012 and January 2013 for an equivalent principal value of Senior Convertible Notes. In addition, the Company issued Senior Convertible Notes generating gross proceeds of $15.0 million in March and May 2013. In total, the Company generated gross proceeds of $18.5 million from the issuance of Convertible Notes and Senior Convertible Notes during 2013.

In conjunction with the March 2013 financing, the Company also executed an amendment to its Subordinated Note and Warrant Purchase Agreement to extend the maturity date of the Subordinated Notes to September 30, 2014.

These sources of liquidity were used (i) to complete construction of a second production line and to acquire long lead-time equipment for a third line in the Company’s East Providence, Rhode Island manufacturing facility, (ii) to fund losses from operations, (iii) to fund investment in working capital to support revenue growth, (iv) to fund capital expenditures to improve the efficiency and throughput of existing manufacturing assets, and (v) to repay all obligations in full under the Company’s cross license agreement with Cabot Corporation (see note 10).

The Company incurred a significant increase in manufacturing expense associated with the operation of the second production line for the years ended December 31, 2011 and 2012 which contributed to gross losses during the period. Strong demand for the Company’s products, increasing production levels and improved manufacturing productivity contributed to gross profit and improving cash flow from operations for the year ended December 31, 2013.

The Company’s current financial forecasts anticipate continued revenue growth, increasing gross profit and improving cash flow from operations for the year ending December 31, 2014. In addition, the Company has cash of $1.6 million and $6.4 million available under its revolving line of credit at December 31, 2013.

The Company’s line of credit agreement was to expire on June 27, 2014 and the Company is required to repay $19.8 million upon maturity of the Subordinated Notes on September 30, 2014. The Company has amended its line of credit agreement which extended the maturity date of the facility to July 27, 2014 (see note 21). In addition, the Company has capital commitments of $0.6 million at December 31, 2013. While the Company has actions within its control to execute cost reduction measures to improve cash flow from operations during 2014, these measures would not be sufficient to generate the funds required to repay the Subordinated Notes upon maturity and repay amounts anticipated to be outstanding on the line of credit at expiration.

In response, the Company is actively pursuing sources of financing to replace the Subordinated Notes and line of credit upon maturity. These sources could include an initial public offering (IPO) of the Company’s common stock, refinancing of the Subordinated Notes prior to maturity, renewal and extension of the line of credit, and additional issuances of debt or equity to new or existing investors. However, given that these financing alternatives are not within the control of the Company and are events not certain to occur, the scheduled maturity of the Subordinated Notes during 2014 and the expiration of the line of credit raise substantial doubt regarding the Company’s ability to continue as a going concern. The failure by the Company to repay amounts due upon maturity would constitute an event of default under the terms of its existing credit facilities and debt agreements, and would have an adverse impact on the Company’s ability to continue operations and to achieve its intended business objectives.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

(2) Summary of Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reverse Stock Split

On August 20, 2013, the Company completed a 1-for-10 reverse stock split of its capital stock. All shares and per share amounts in the financial statements and footnotes have been adjusted retroactively to reflect the effects of this action.

Use of Estimates

The preparation of the consolidated financial statements requires the Company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, inventory valuation, the carrying amount of property and equipment, fair value of debt and capital stock, stock-based compensation and deferred income taxes. The Company evaluates its estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment, which it believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets and declines in business investment increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Cash

Cash balances are maintained with major financial institutions in North America. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits.

Fair Value of Financial Instruments

Fair value is an exit price that represents the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company discloses the manner in which fair value is determined for assets and liabilities based on a three-tiered fair value hierarchy. The hierarchy ranks the quality and reliability of the information used to determine the fair values. The three levels of inputs described in the standard are:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than Level 1 prices, for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Under the Fair Value Option Subsections of Financial Accounting Standards Board (FASB) ASC Subtopic 825-10, Financial Instruments — Overall, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument by instrument basis, with changes in fair value reported in earnings each reporting period. As a result of electing this option, the Company records its Subordinated Notes, Senior Convertible Notes and Convertible Notes at fair value in order to measure these liabilities at amounts that more accurately reflect the economics of these instruments (see notes 6, 7 and 8).

At December 31, 2013, the Company’s Subordinated Notes, Senior Convertible Notes and Convertible Notes were valued utilizing Level 3 inputs. At December 31, 2012, the Company’s Redeemable Convertible Preferred Stock, Subordinated Notes and Convertible Notes were valued utilizing Level 3 inputs.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of accounts receivable. The Company’s customers consist primarily of insulation distributors and contractors located throughout the world. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. The Company has not experienced any meaningful non-payment or write-offs of accounts receivable. Accordingly, the allowance for doubtful accounts was zero at December 31, 2012 and 2013. The Company does not have any off-balance-sheet credit exposure related to its customers.

For the year ended December 31, 2011, two customers represented 13% and 10% of total revenue, respectively. For the year ended December 31, 2012, one customer represented 13% of total revenue and for the year ended December 31, 2013, two customers represented 15% and 11% of total revenue, respectively.

At December 31, 2012, the Company had two customers that accounted for 13% and 10% of accounts receivable, respectively. At December 31, 2013, the Company had three customers that accounted for 20%, 14% and 11% of accounts receivable, respectively.

Inventories

Inventory consists of finished products and raw materials. Inventories are carried at lower of cost, determined using the first-in, first-out (FIFO) method, or market. Cost includes materials, labor and manufacturing overhead. Manufacturing overhead is allocated to the costs of conversion based on normal capacity of the Company’s production facility. Abnormal freight, handling costs and material waste is expensed in the period it occurs.

The Company periodically reviews its inventories and makes provisions as necessary for estimated excess, obsolete or damaged goods to ensure values approximate the lower of cost or market. The amount of any such provision is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices and market conditions.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost. Assets held under capital leases are stated at the lesser of the present value of future minimum payments, using the Company’s incremental borrowing rate or the fair value of the property at the inception of the lease. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property, plant and equipment.

Interest expense capitalization commences at the time a capital project begins construction and concludes when the project is completed. The Company has capitalized interest costs as part of the historical cost of constructing its manufacturing facilities. The Company capitalized $1.7 million, $2.3 million and $0.1 million in interest costs related to the build-out of the East Providence facility during the years ended December 31, 2011, 2012 and 2013, respectively.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Assets related to capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Assets utilized in the Company’s operations that are taken out of service with no future use are charged to cost of sales or operating expenses, depending on the department in which the asset was utilized. Write-offs of construction in progress or abandonments are charged to operating expenses upon the determination of no future use.

Other Assets

Other assets primarily include long-term deposits and patent costs. Patent costs are amortized over the life of the patent.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary.

Asset Retirement Obligations

The Company records asset retirement obligations associated with its lease obligations and the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development and/or normal use of the assets. If it is determined that a legal obligation exists, regardless of whether the obligation is conditional on a future event, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. An amount equal to the fair value of the liability is also recorded as a long-term asset that is depreciated over the estimated life of the asset. The difference between the gross expected future cash outflow and its present value is accreted over the life of the related lease as an operating expense.

Deferred Revenue

The Company records deferred revenue for product sales when (i) the Company has delivered products but other revenue recognition criteria have not been satisfied or (ii) payments have been received in advance of products being delivered.

Redeemable Convertible Preferred Stock

The Company’s Series A and Series B redeemable convertible preferred stock were classified as temporary equity and shown net of issuance costs at December 31, 2012. The Company recognized changes in the redemption value and adjusted the carrying amount of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period.

The Company accounted for the 2013 amendment to its certificate of incorporation, changing the terms of its redeemable convertible preferred stock, as an extinguishment as the fair value of the shares immediately after the amendment was significantly different from the fair value of the instrument immediately before the amendment. The change in fair value upon extinguishment was recorded in additional paid-in capital (see note 13).

Accumulated Other Comprehensive Income

Accumulated other comprehensive income (loss) consisted of the recognition of unrealized gains on the sale of available-for-sale securities during the year ended December 31, 2011.

Revenue Recognition

The Company recognizes revenue from the sale of products and delivery of research and development services. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, delivery has occurred or services have been provided, and collectability is reasonably assured.

Product Revenue

Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment or delivery. The Company’s customary shipping terms are free on board (FOB) shipping point; however, some products are shipped using FOB destination shipping terms. Revenue associated with products shipped FOB destination is recognized when the products reach their specified destination. Products are typically delivered without significant post-sale obligations to customers.

The Company provides warranties for its products and records the estimated cost within cost of sales in the period that the related revenue is recorded. The Company’s standard warranty period extends one to two years from the date of sale, depending on the type of product purchased. The warranties provide that the Company’s products will be free from defects in material and workmanship, and will, under normal use, conform to the specifications for the product. For the years ended December 31, 2011, 2012 and 2013, warranty claims and charges have been insignificant.

Sales returns are recorded based on known sales and return information. Products that exhibit unusual sales return patterns due to quality or other manufacturing matters are specifically investigated and analyzed as part of the sales return accrual. The sales return accrual represent a reserve for products that may be returned due to quality concerns or authorized for destruction in the field. Sales return reserves are recorded at full original sales value. The Company rarely exchanges products from inventory for returned products. Sales return reserves were $0.4 million and $0.2 million at December 31, 2012 and 2013, respectively.

Research Services Revenue

The Company performs research services under contracts with various government agencies and other institutions. The Company records revenue earned on research services contracts using the percentage-of-completion method in two ways: (1) for firm-fixed-price contracts, the Company accrues that portion of the total contract price that is allocable, on the basis of the Company’s estimates of costs incurred to date to total contract costs; (2) for cost-plus-fixed-fee contracts, the Company records revenue that is equal to total payroll cost incurred times a stated factor plus reimbursable expenses, to a stated upper limit. The primary cost is the labor effort expended in completing research and the only deliverable other than the labor hours expended is reporting of research results to the customer. Because the input measure of labor hours expended is also reflective of the output measure, it is a reliable means to measure the extent of progress towards completion. Revisions in cost estimates and fees during the course of the contract are reflected in the accounting period in which the facts that require the revisions become known.

Provision is made for the entire amount of future estimated losses on contracts when the current contract estimate is a loss while claims for additional contract compensation are not reflected in the accounts until the year in which such claims are identifiable and receipt is probable. Contract costs and rates used to allocate overhead to contracts are subject to audit by the respective contracting government agency. Adjustments to revenue as a result of audit are recorded in the period they become known. Adjustments to revenue as a result of audit have been insignificant.

Shipping and Handling Costs

Shipping and handling costs are classified as a component of cost of revenue. Customer payments of shipping and handling costs are recorded as product revenue.

Stock-based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award. Expense is recognized on a straight-line basis over the requisite service period for all awards with service conditions. For performance-based awards, the grant date fair value is recognized as expense when the condition is probable of being achieved, and then on a graded basis over the requisite service period. The Company uses the Black-Scholes option-pricing model to determine the fair value of service-based awards, which requires a number of complex and subjective assumptions including fair value of the underlying security, the expected volatility of the underlying security, a risk-free interest rate, the expected term of the option and the forfeiture rate. For performance-based stock options issued during the year ended December 31, 2013, the Company used a Monte Carlo simulation model to estimate the number of options the Company expects to remain outstanding and eligible for vesting upon completion of an IPO. The simulation model was based on a number of complex assumptions including the terms of the performance condition, the value of the Company’s common stock at the time of its IPO, the expected time from the date of grant to its IPO, and expected volatility. The compensation cost of these performance-based options was determined by multiplying the Black-Scholes estimate of grant date fair value by the percentage of options expected to remain outstanding and eligible for vesting upon completion of the Company’s IPO. The Company engaged a third party independent valuation specialist to assist the Company in estimating the fair value of the underlying securities for all stock-based awards issued in 2011, 2012 and 2013.

Stock-based compensation is included in cost of sales or operating expenses, as applicable, and consists of the following:

	Year Ended December 31
	2011	2012	2013
	(In thousands)
Cost of product revenue	$195	$221	$496
Research and development expenses	111	112	267
Sales and marketing expenses	164	384	727
General and administrative expenses	594	937	2,936

Total stock-based compensation	$1,064	$1,654	$4,426

Research and Development

Costs incurred in the research and development of the Company’s products are expensed as incurred and include compensation and related costs, services provided by third-party contractors, materials and supplies and are classified as research and development expenses. Research and development costs directly associated with research services revenue are classified as research services in cost of revenue.

Earnings Per Share

Net income (loss) per common share is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of the Company’s common shares and participating securities. All series of preferred stock and the Series C preferred stock warrants contain participation rights in any dividend to be paid by the Company to holders of its common shares and are deemed to be participating securities. Net income (loss) available to common shareholders and participating securities is allocated to each share on an as-if-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss.

Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method, or (b) the if-converted method. The Company allocates net income (loss) first to preferred stockholders and holders of warrants to purchase preferred stock based on dividend rights and then to common, preferred stockholders and preferred warrant holders based on ownership interests. The weighted-average number of common shares included in the computation of diluted net income (loss) gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and warrants. Common equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is antidilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. The Company accounts for uncertain tax positions using a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes penalties and interest related to uncertain tax positions, if any, as a component of income tax expense.

Segments

Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

Information about the Company’s revenues, based on shipment destination or research services location, is presented in the following table:

	Year Ended December 31
	2011	2012	2013
	(In thousands)
Revenue:
U.S.	$15,182	$19,909	$30,164
International	30,768	43,544	55,930

	$45,950	$63,453	$86,094

Recently Issued Accounting Standards

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, the FASB issued Accounting Standards Update (ASU) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). The amendments in ASU 2013-11 require an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss (NOL) carryforward, a similar tax loss or a tax credit carryforward except when: (1) an NOL carryforward, a similar tax loss or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; or (2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance will not have any impact on the Company’s consolidated financial statements.

Presentation of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The revised guidance requires reporting the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about these amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. The guidance was effective prospectively for reporting periods beginning after December 15, 2012. Early adoption was permitted. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date.

(3) Inventories

Inventories consist of the following:

	December 31
	2012	2013
	(In thousands)
Raw material	$2,803	$2,813
Finished goods	3,542	4,079

Total	$6,345	$6,892

(4) Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	December 31
	2012	2013	Useful life
	(In thousands)
Construction in progress	$13,400	$6,177	—
Buildings	16,224	16,303	30 years
Machinery and equipment	74,822	77,466	5 — 10 years
Computer equipment and software	4,754	5,298	3 years

Total	109,200	105,244
Accumulated depreciation and amortization	(36,565)	(43,221)

Property, plant and equipment, net	$72,635	$62,023

Plant and equipment under capital leases consist of the following:

	December 31
	2012	2013
	(In thousands)
Office equipment, at cost	$94	$113
Vehicles, at cost	197	288

Total capital leases	291	401
Accumulated amortization	(177)	(178)

Capital leases, net	$114	$223

Depreciation expense was $7.4 million, $9.6 million and $10.0 million for the years ended December 31, 2011, 2012 and 2013, respectively. Amortization associated with assets under capital leases was less than $0.1 million, for the years ended December 31, 2011, 2012 and 2013.

During the fourth quarter of 2012, certain equipment related to the Company’s manufacturing operations in the East Providence facility was taken out of service with no future alternative use. The remaining carrying value of the equipment of $2.5 million was charged to cost of sales.

During the fourth quarter of 2013, the Company completed its 2014 operating plan, which contemplated alternatives to complete the build out of the East Providence facility. In conjunction with this process, the Company performed an assessment of on-hand, long-lead time equipment for the third production line and determined that certain costs and partially completed assets had no future alternative use. As a result, the Company recorded a write-off of construction in progress totaling $3.4 million, inclusive of $0.4 million of capitalized interest, for the year ended December 31, 2013. In addition, $2.3 million was identified as having an alternative use as spare parts for the existing production lines.

Construction in progress totaling $13.4 million and $6.2 million, at December 31, 2012 and 2013, respectively, related primarily to capital projects at the East Providence facility.

(5) Accrued Expenses

Accrued expenses consist of the following:

	December 31
	2012	2013
	(In thousands)
Employee compensation and related taxes	$1,481	$3,926
Professional fees	236	200
Sales return reserve	421	209
Other accrued expenses	589	688

	$2,727	$5,023

(6) Subordinated Notes

Subordinated Notes consists of the following:

	December 31
	2012	2013
	(In thousands)
Subordinated Notes	$13,535	$17,306
Current maturities of Subordinated Notes	—	(17,306)

Subordinated Notes, excluding current portion	$13,535	$—

On December 29, 2010, the Company issued 12% Secured Subordinated Promissory Notes (the Subordinated Notes) for aggregate proceeds of $10.0 million with an original maturity date of December 29, 2015. The proceeds were used to fund the expansion of a second manufacturing line at the East Providence facility. The Subordinated Notes are collateralized by certain of the Company’s assets at the East Providence facility.

All accrued interest on the Subordinated Notes is compounded semi-annually and added to principal on June 30th and December 31st of each year. Accrued and unpaid interest on the Subordinated Notes will be due and payable at maturity. The Subordinated Notes are subject to certain financial covenants, which include a minimum tangible net worth calculation. As of December 31, 2013, the Company was in compliance with all financial covenants of the Subordinated Notes.

In conjunction with the financing, the Company issued 149,611 detachable stock warrants to purchase the Company’s common stock at $0.01 per share. The warrants are immediately exercisable and expire on December 29, 2017. The Company determined that the warrants, which are subject to net share settlement, are equity classified. A portion of the debt proceeds totaling $2.2 million was allocated to the warrants based on the estimated fair value of the warrants using the Black Scholes option pricing model and the following assumptions: (i) risk free interest rate of 2.75%, (ii) life of 7.5 years, (iii) volatility of 50%, and (iv) expected dividend yield of zero. The debt discount was being amortized to interest expense utilizing the effective interest rate method over the term of the Subordinated Notes.

The Company executed several amendments to the Subordinated Notes prior to September 26, 2012, in which the maturity date of the Subordinated Notes was changed to March 2, 2014 and the interest rate was increased to 12.75% and then to 15% per annum. The Company determined that these amendments were not substantial and represented modifications at the respective amendment dates.

In connection with the issuances of the Convertible Notes on September 26, 2012, the terms of the Subordinated Notes were amended (i) to increase the interest rate to 20% per annum and (ii) to add a premium which provides each note holder with additional interest equal to the amount of interest that would have accrued to the date of the amendment if the notes had provided interest at a rate of 20% per annum on the original principal amount and from the initial date of issuance. The applicable premium of $1.4 million of additional interest is due upon maturity. In conjunction with the Company’s March 2013 financing (see note 7), the Company further amended the terms of the Subordinated Notes to extend the maturity date to September 30, 2014.

The Company determined that the present value of the cash flow pursuant to the Subordinated Notes, as amended on September 26, 2012, was more than 10% greater than the remaining cash flow pursuant to the notes prior to the amendment. Accordingly, the Company accounted for the amendment as an extinguishment and reissuance of new Subordinated Notes. The Company recorded a $1.4 million loss associated with the extinguishment, which represents the difference between the carrying value of the original Subordinated Notes and the fair value of the new Subordinated Notes.

Subsequent to the extinguishment and upon reissuance of the Subordinated Notes, the Company elected the fair value option for the Subordinated Notes and records the instrument at fair value. The fair value of the Subordinated Notes is determined by analysis of the amount to be paid on the notes at the occurrence of certain events in which the Subordinated Notes would be repaid to the noteholders in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of the occurrence of each of the various events and appropriate discount rates for each of the scenarios.

At December 31, 2012 the valuations were calculated at an implied discount of approximately 31% and were weighted as follows: repayment prior to maturity on June 30, 2013, 65%; and repayment at maturity on September 30, 2014, 35%. There would not be a material difference if the weightings were increased or decreased by 10%. At December 31, 2012, the aggregate fair value of the Subordinated Notes was determined to be $13.5 million, with an aggregate unpaid principal balance totaling $13.1 million.

At December 31, 2013 the valuations were calculated at an implied discount of approximately 20% and were weighted as follows: repayment prior to maturity on June 30, 2014, 20%; and repayment at maturity on September 30, 2014, 80%. There would not be a material difference if the weightings were increased or decreased by 10%. At December 31, 2013, the aggregate fair value of the Subordinated Notes was determined to be $17.3 million, with an aggregate unpaid principal balance totaling $15.9 million.

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) Subordinated Notes for the years ended December 31, 2012 and 2013:

Balance at December 31, 2011	$0
Transfer into Level 3 on September 26, 2012 (1)	12,435
Change in fair value included in interest expense	1,100

Balance at December 31, 2012	13,535

Change in fair value included in interest expense	3,771

Balance at December 31, 2013	$17,306

(1) Fair value option election was made on September 26, 2012.

Interest expense, inclusive of changes in fair value and amortization of deferred financing costs, related to the Subordinated Notes for the years ended December 31, 2011, 2012 and 2013 was $1.9 million, $2.9 million and $3.8 million, respectively. Of these totals, $0.7 million, $0.3 million and $0.0 million have been capitalized as part of the costs of the second production line at the Company’s East Providence facility for the years ended December 31, 2011, 2012 and 2013, respectively (see note 10).

(7) Senior Convertible Notes

Senior Convertible Notes consist of the following:

	December 31
	2012	2013
	(In thousands)
March 2013 Investor Notes	$—	$24,482
March 2013 Arcapita Notes	—	3,653

Total Senior Convertible Notes	$—	$28,135

Effective March 28, 2013, the Company entered into a Note and Warrant Purchase Agreement (March 2013 NPA) authorizing the issuance of $22.5 million of Senior Subordinated Convertible Notes (the March 2013 Investor Notes) and Senior Subordinated Arcapita Notes (the March 2013 Arcapita Notes) (collectively, the Senior Convertible Notes). At each closing under the March 2013 NPA, the Company issued warrants to purchase shares of a newly created Series C Preferred Stock (the Series C) based on the principal balance of Senior Convertible Notes issued to each purchaser. The Company determined that the Series C warrants, which are subject to net share settlement, are equity classified. Collectively, the warrants issued pursuant to the March 2013 NPA were exercisable for Series C shares equal to 85.7% of the then outstanding capital stock of the Company on a fully diluted basis. The warrants have an exercise price of $0.0001 per share, are immediately exercisable and expire on March 28, 2023.

The March 2013 Investor Notes bear interest at a rate of 8% per annum compounded annually and added to principal on December 31st of each year. Accrued and unpaid interest will be payable upon maturity or on the date of any prepayment. Accrued interest is payable in cash at the time of payment of principal or converted with the outstanding principal amount into common shares of the Company upon an IPO. Upon maturity, the Company will be required to pay 1.375 times the aggregate principal amount and accrued interest on the March 2013 Investor Notes then outstanding or $33.8 million on March 28, 2016.

The March 2013 Arcapita Notes are non-interest-bearing and are due on March 28, 2016. The March 2013 Arcapita Notes include an option to purchase one share of nonparticipating preferred stock, as defined, on the maturity date. This preferred stock will be senior to all other series of the Company’s outstanding convertible preferred stock and have a liquidation preference totaling $5.2 million at maturity. If this option were to be exercised, the Company would create a new series of preferred stock that is currently not authorized.

In the event of an IPO, the outstanding principal and accrued interest of the March 2013 Investor Notes are subject to automatic conversion into shares of the Company’s common stock at the applicable Conversion Price. The Conversion Price is defined as the price per share of common stock paid by purchasers in the IPO multiplied by the Conversion Percentage. The Conversion Percentage is defined as 75.0% prior to the first anniversary of the convertible notes issuance or 62.5% on or after the first anniversary of the convertible notes issuance. The Company may not prepay the March 2013 Investor Notes without the consent of lenders holding at least two-thirds of the then outstanding principal amount of the convertible notes. The March 2013 Investor Notes are not secured.

In the event of an IPO, the holders of the March 2013 Arcapita Notes have the option to convert the outstanding principal into shares of the Company’s common stock at the price per share of common stock paid by purchasers in the IPO multiplied by stated discount factors set forth in the agreements ranging from a high of 75.0% on the date of issuance to a low of 49.4% at maturity. The Company may not prepay the March 2013 Arcapita Notes without the consent of the lender. The March 2013 Arcapita Notes are not secured.

In the event of a sale of the Company, the March 2013 Investor Notes would be payable in cash at the closing. The amount due upon sale of the Company would be equivalent to the outstanding principal and accrued interest divided by the applicable Conversion Percentage on the date of the sale, as defined above.

In the event of a sale of the Company, the holders of the March 2013 Arcapita Notes would have the option to (i) convert the principal value of the notes to one share of nonparticipating preferred stock, as defined, or (ii) receive the principal value of the notes in cash at the closing. The value of the share of preferred stock to be issued upon the conversion of the Arcapita Notes would be equivalent to the principal value of the notes divided by the applicable discount factors on the date of the sale, as defined above.

Pursuant to side letter agreements, in March and May 2013, holders of $7.5 million of Convertible Notes (see note 8) issued in November 2012 and January 2013 (the Initial Notes) exchanged their original principal balance for an equivalent principal amount of Senior Convertible Notes (the Exchanged Notes) and a pro-rata share of Series C warrants issued under the March 2013 NPA. The Company accounted for the warrant as a debt issuance cost and recorded an immediate charge for the fair value of the Series C warrants totaling $5.4 million in interest expense. Pursuant to the exchange, the holders of the Exchanged Notes received notes senior in preference to the Initial Notes and with an extended maturity date of March 28, 2016.

Given that the terms of the Exchanged Notes are substantially different than the terms of the Initial Notes, the exchange was accounted for as an extinguishment of debt. Upon the exchange, the Company recognized a loss totaling $5.7 million representing the difference between (i) the fair value of the Exchanged Notes at reissuance and the fair value of Series C preferred stock warrants, and (ii) the carrying value of the Initial Notes. The Company elected to account for all of the issuances of its Senior Convertible Notes and various embedded derivatives in accordance with ASC Topic 825-10, Fair Value Option for Financial Liabilities, whereby the Company initially and subsequently measured this financial instrument in its entirety at fair value, with the changes in fair value recorded each reporting period in other interest expense (income).

In March and May 2013, the Company issued an additional $15.0 million of Senior Convertible Notes. The noteholders received a pro-rata share of Series C warrants for their participation in the financing. The Company accounted for the warrant issuances as a debt issuance cost and recorded an immediate charge for the fair value of the Series C warrants totaling $10.7 million in interest expense (see note 10). In conjunction with the March 2013 NPA, the Company incurred $0.9 million of debt issuance costs, which was allocated between the debt and equity instruments related to the transaction. $0.6 million was allocated to the notes and recorded through interest expense, while the remaining $0.3 million was allocated to the warrants with an offset for additional paid-in capital.

Net proceeds from the issuance of the Senior Convertible Notes were used (i) for investment in working capital to support revenue growth (ii) for capital expenditures to improve the efficiency and throughput of existing manufacturing assets and (iii) to settle all cash obligations under the Company’s cross license agreement with Cabot Corporation (see note 11).

Fair Value Option

At December 31, 2013, the aggregate fair value of the March 2013 Investor Notes was determined to be $24.5 million with an aggregate unpaid principal balance totaling $19.5 million. The fair value over unpaid principal was $5.0 million.

At December 31, 2013, the aggregate fair value of the March 2013 Arcapita Notes was determined to be $3.7 million, with an aggregate unpaid principal balance totaling $3.0 million. The fair value over unpaid principal was $0.7 million.

Included in interest expense for the year ended December 31, 2013 was the charge for the fair value of the Series C warrants of $10.7 million and changes in fair value of the Senior Convertible Notes of $5.6 million (see note 10).

Fair Value Measurements

The fair value of the Senior Convertible Notes was determined by utilizing a probability weighted discounted cash flow analysis which took into consideration market and general economic events as well as the Company’s financial results and other data available as of December 31, 2013. This analysis determined the amount to be paid on the notes in either cash or shares at the occurrence of certain events in which the Senior Convertible Notes would be converted into shares of the Company’s common stock or would be repaid to the noteholders in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of the occurrence of each of the various events and appropriate discount rates for each of the scenarios as follows:

Potential exit scenario event	Estimated exit date of future event	Estimated probability of future event
IPO scenario 1	06/30/14	45%
IPO scenario 2	03/31/15	5%
Sale scenario 1	06/30/14	15%
Sale scenario 2	03/31/15	15%
Dissolution	09/30/14	5%
Private company	At maturity	15%

The above scenarios incorporated a weighted average implied discount rate of 41.7%.

If the likelihood of an IPO increased by 10% and the likelihood of a sale of the Company decreased by 10%, the fair value of the Senior Convertible Notes could decrease by $0.2 million, or 0.8%. Alternatively, if the likelihood of an initial public offering decreased by 10% and the likelihood of a sale of the Company increased by 10%, the fair value of the Senior Convertible Notes could increase by $0.2 million, or 0.8%.

If there was a delay or acceleration by 30 days in the assumed timing of the IPO or sale of the Company/assets, the fair value of the Senior Convertible Notes could decrease or increase by $0.5 million, or 1.9%, respectively.

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) Senior Convertible Notes for the years ended December 31, 2012 and 2013:

	Investor Notes	Arcapita Notes	Total Senior Convertible Notes
Beginning balance as of December 31, 2012	$—	$—	$—
Issuances of senior convertible notes	13,435	1,536	14,971
Fair value of notes exchanged for senior convertible notes	6,132	1,444	7,576
Change in fair value included in interest expense	4,915	673	5,588

Balance at December 31, 2013	$24,482	$3,653	$28,135

(8) Convertible Notes

Convertible Notes consist of the following:

	December 31
	2012	2013
	(In thousands)
Investor Notes	$90,920	$87,479
Arcapita Notes	$4,168	4,395

Total Convertible Notes	$95,088	$91,874
Current maturities of convertible notes	—	(435)

Convertible Notes, excluding current portion	$95,088	$91,439

Commencing in June 2011 and concluding in January 2013, the Company issued a total of $69.9 million of 8% subordinated convertible notes (the Investor Notes) to new and existing investors. The Investor Notes had original maturity dates of June 1, 2014, June 14, 2014 and December 6, 2014, depending on their date of issuance. Commencing in December 2011 and concluding in September 2012, the Company issued a total of $3.5 million of noninterest bearing convertible notes to an existing investor (the Arcapita Notes). The Arcapita Notes were originally set to mature on December 6, 2014. Net proceeds from the Investor Notes and Arcapita Notes (collectively, the Convertible Notes) were used to fund the completion of the Company’s second production line at the East Providence facility, to begin the construction of a third production line at the East Providence facility, and to fund the Company’s operating cash requirements.

In conjunction with the execution of the March 2013 NPA (see note 7) on March 28, 2013, the holders of all but approximately $0.3 million of original principal amount of the Convertible Notes agreed to extend the original maturity date of their notes by two years. Given that the term of the Convertible Notes, as amended, differed substantially from the original term, the amendment was accounted for as an extinguishment of debt. On March 28, 2013, the Company recognized a gain on extinguishment totaling $8.9 million which represents the difference between (i) the fair value of the Convertible Notes at reissuance, and (ii) the fair value of the Convertible Notes just prior to the amendment.

The Investor Notes bear interest at a rate of 8% per annum compounded annually and added to principal on December 31st of each year. Accrued and unpaid interest will be payable at maturity or on the date of any prepayment. Accrued interest is payable in cash at the time of payment of principal or converted with the outstanding principal amount into common shares of the Company upon an IPO. Upon maturity, the Company will be required to pay 1.375 times the aggregate principal amount and accrued interest on the Investor Notes then outstanding. Aggregate principal amounts due on December 6, 2014, June 1, 2016 and December 6, 2016 are $0.5 million, $61.0 million and $63.5 million, respectively.

The Arcapita Notes are non-interest-bearing and are due on December 6, 2016. The Arcapita Notes include an option to purchase one share of nonparticipating preferred stock, as defined, on the maturity date. This preferred stock will be senior to all other series of the Company’s outstanding convertible preferred stock and will have a liquidation preference totaling $6.8 million. If this option were to be exercised, the Company would create a new series of preferred stock that is currently not authorized.

In the event of an IPO, the outstanding principal and accrued interest of the Investor Notes are subject to automatic conversion into shares of the Company’s common stock at the applicable Conversion Price. The Conversion Price is defined as the price per share of common stock paid by purchasers in the IPO multiplied by the Conversion Percentage. The Conversion Percentage is defined as (i) 75.0% prior to the first anniversary of the convertible notes issuance, or 62.5% on or after the first anniversary of the convertible notes issuance for the Investor Notes issued under the June 2012 note purchase agreement, and (ii) 87.5% prior to the first anniversary of the convertible notes issuance, 75.0% on or after the first anniversary but prior to the second anniversary of the convertible notes issuance, and 62.5% on or after the second anniversary of the convertible notes issuance for the Investor Notes issued under the December 2011 note purchase agreement. The Company may not prepay the Investor Notes without the consent of lenders holding at least two-thirds of the then outstanding principal amount of the convertible notes. The Investor Notes are not secured.

In the event of an IPO, the holders of the Arcapita Notes will convert the outstanding principal into shares of the Company’s common stock at the price per share of common stock paid by purchasers in the IPO multiplied by stated discount factors set forth in the agreements ranging from a high of 87.5% on the date of issuance to a low of 49.2% on the date of maturity. The Company may not prepay the Arcapita Notes without the consent of the lender. The Arcapita Notes are not secured.

In the event of a sale of the Company, the Investor Notes would be payable in cash at the closing. The amount due upon sale of the Company would be equivalent to the outstanding principal and accrued interest divided by the applicable Conversion Percentage on the date of the sale, as defined above.

In the event of a sale of the Company, the holders of the Arcapita Notes would have the option to (i) convert the principal value of the notes to one share of nonparticipating preferred stock, as defined, or (ii) receive the principal value of the notes in cash at the closing. The value of the share of preferred stock to be issued upon the conversion of the Arcapita Notes would be equivalent to the principal value of the notes divided by the applicable discount factors on the date of the sale, as defined above.

Upon issuances, the Company elected to record the Convertible Notes at fair value which total $95.1 million and $91.9 million at December 31, 2012 and December 31, 2013, respectively.

Fair Value Option

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of the Convertible Notes recorded at fair value:

	Aggregate fair value December 31, 2012	Aggregate unpaid principal balance December 31, 2012	Fair value over unpaid principal balance
	(In thousands)
Investor Notes	$90,920	$66,411	$24,509
Arcapita Notes	4,168	3,479	689

Total Convertible Notes	$95,088	$69,890	$25,198

	Aggregate fair value December 31, 2013	Aggregate unpaid principal balance December 31, 2013	Fair value over unpaid principal balance
	(In thousands)
Investor Notes	$87,479	$68,264	$19,215
Arcapita Notes	4,395	3,479	916

Total Convertible Notes	$91,874	$71,743	$20,131

The charge recognized as a result of the change in the fair value of the Company’s Convertible Notes was $5.7 million, $19.5 million and $9.4 million for the years ended December 31, 2011, 2012 and 2013, respectively (see note 10).

Fair Value Measurements

The fair value of the Convertible Notes was determined by utilizing a probability weighted discounted cash flow analysis which took into consideration market and general economic events as well as the Company’s financial results and other data available as of December 31, 2012 and 2013. This analysis determined the amount to be paid on the notes in either cash or shares at the occurrence of certain events in which the Convertible Notes would be converted into shares of the Company’s common stock or would be repaid to the noteholders in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of the occurrence of each of the various events and appropriate discount rates for each of the scenarios as follows:

	December 31, 2012		December 31, 2013
Potential exit scenario event	Estimated exit date of future event	Estimated probability of future event	Estimated exit date of future event	Estimated probability of future event
IPO scenario 1	06/30/14	10%	06/30/14	45%
IPO scenario 2	03/31/15	5%	03/31/15	5%
Sale scenario 1	06/30/13	60%	06/30/14	15%
Sale scenario 2	06/30/14	10%	03/31/15	15%
Dissolution	06/30/13	5%	09/30/14	5%
Private company	At maturity	10%	At maturity	15%

The above scenarios incorporated weighted average implied discount rates of 31% and 40% at December 31, 2012 and 2013, respectively.

As of December 31, 2013, if the likelihood of an IPO increased by 10% and the likelihood of a sale of the Company decreased by 10%, the fair value of the Convertible Notes could decrease by $0.7 million, or 0.8%. Alternatively, if the likelihood of an IPO decreased by 10% and the likelihood of a sale of the Company increased by 10%, the fair value of the Convertible Notes could increase by $0.7 million, or 0.8%.

As of December 31, 2013, if there was a delay or acceleration by 30 days in the assumed timing of the IPO or sale of the Company/assets, the fair value of the Convertible Notes could decrease or increase by $1.6 million, or 1.9%, respectively.

Given that the valuation of the Convertible Notes utilized several unobservable inputs, the Company determined that the valuation of the Convertible Notes is a Level 3 valuation.

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) Convertible Notes for the years ended December 31, 2011, 2012 and 2013:

	Investor Notes	Arcapita Notes	Total Convertible Notes
Balance at December 31, 2011	$50,118	$585	$50,703
Issuances of convertible notes	21,991	2,900	24,891
Change in fair value included in interest expense	18,811	683	19,494

Balance at December 31, 2012	90,920	4,168	95,088
Issuances of convertible notes	2,090	1,440	3,530
Fair value of notes exchanged for senior convertible notes	(5,971)	(1,282)	(7,253)
Gain on extinguishment of convertible notes	(8,498)	(400)	(8,898)
Change in fair value included in interest expense	8,938	469	9,407

Balance at December 31, 2013	$87,479	$4,395	$91,874

(9) Revolving Line of Credit

In March 2011, the Company entered into a two-year, $10.0 million revolving line of credit facility with a bank under which the Company can borrow up to $8.6 million due to a borrowing limitation under the terms of the credit facility of $1.4 million. Borrowings under the line of credit accrue interest at the greater of the prime rate or 4% per annum (4% as of December 31, 2012 and 2013) plus 1.0% per annum. The facility also includes fees based on unused portions of the line of credit, among others. The line of credit is secured by a second priority security interest in fixed assets at the East Providence facility and a first priority security interest in all other assets of the Company, including all intellectual property.

On June 28, 2013, the Company renewed its line of credit agreement, extended the maturity date of the facility to June 27, 2014 and increased its available borrowing base. On March 31, 2014, the Company amended its line of credit agreement which extended the maturity date of the facility to July 27, 2014 (see note 21).

At December 31, 2012 and 2013, the Company had drawn $1.3 million and $1.0 million, respectively, on the line of credit. The Company had outstanding letters of credit of $1.7 million and $1.2 million at December 31, 2012 and 2013, respectively. The remaining amount available to the Company under the line of credit at December 31, 2013 was $6.4 million.

Under the line of credit, the Company is required to comply with financial covenants relating to free cash flow and liquidity. As of December 31, 2013, the Company was in compliance with all such financial covenants.

(10) Interest Expense

Interest expense consists of the following:

	Year ended December 31
	2011	2012	2013
Changes in fair value:
Subordinated notes(2)	$—	$1,100	$3,771
Senior convertible notes	—	—	5,588
Convertible notes, net of capitalization(1)	4,752	17,578	9,337
Issuance of Series C preferred stock warrants in connection with senior convertible notes	—	—	10,677
Subordinated notes interest, net of capitalization(2)	554	822	—
Amortization of deferred financing costs for subordinated notes	624	636	—
Debt closing costs	623	425	585
Loan application fees	564	—	—
Imputed interest on Cabot obligation	1,665	1,018	391
Other interest	40	211	250

	$8,822	$21,790	$30,599

(1)	The charge recognized as a result of the change in the fair value of the Company’s Convertible Notes is presented net of capitalized interest expense of $1.0 million, $1.9 million and $0.1 million for the years ended December 31, 2011, 2012 and 2013, respectively.
(2)	Interest expense recognized from the Company’s Subordinated Notes is presented net of capitalized interest expense of $0.7 million, $0.3 million and $0.0 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Debt closing costs, consisting primarily of legal and related fees, associated with the issuance or modification of the Company’s Subordinated Notes, Senior Convertible Notes and Convertible Notes are recorded in interest expense as incurred.

In September 2011, the Company expensed previously deferred financing costs associated with the pursuit of a certain loan guarantee with the U.S. Department of Energy.

Capitalized interest relates primarily to costs associated with the Company’s second and third production lines at the East Providence facility.

(11) Other Long-term Liabilities

Other long-term liabilities consist of the following:

	December 31
	2012	2013
	(In thousands)
Asset retirement obligations (ARO)	$1,000	$1,009
Cross license agreement	5,608	—
Patent amortization	163	112

	6,771	1,121
Current maturities of other long-term liabilities	(6,771)	—

Other long-term liabilities, less current maturities	$—	$1,121

The Company has asset retirement obligations (ARO) arising from requirements to perform certain asset retirement activities upon the termination of its Northborough, Massachusetts facility lease and upon disposal of certain machinery and equipment. The liability was initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life.

A summary of ARO activity consists of the following:

	Year Ended December 31
	2012	2013
	(In thousands)
Balance at beginning of period	$971	$1,000
Accretion of discount expense	31	34
Settlement costs	(2)	(25)

Balance at end of period	$1,000	$1,009

In August 2013, the Company extended its Northborough, Massachusetts facility lease. As a result, the Company classified the ARO as long term at December 31, 2013.

On April 1, 2006, the Company and Cabot Corporation entered into a Cross License Agreement to license certain intellectual property rights. Such licenses will expire on the last day of the life of each issued patent or patent applications and acquired patents licensed thereunder. On September 21, 2007, the Cross License Agreement was amended to modify the consideration payable to Cabot by the Company to $38.0 million in cash in quarterly installments over a seven-year period. The Company adjusted its obligation to Cabot to reflect a revised net present value of the consideration payable to Cabot of $19.3 million. The discount of $18.7 million was amortized to interest expense over the term of the payment schedule.

The consideration provided to Cabot was for the value of the licensed patents and patent applications, the avoidance of potential claims on prior use of Cabot issued patents and related costs. $1.0 million of the total consideration was allocated to the fair market value of the patents and patent applications licensed from Cabot, $0.5 million was allocated to the fair market value of the patents and patent applications licensed to Cabot, and the remainder was allocated to general and administrative expenses.

The remaining consideration payable to Cabot under the Cross License Agreement was paid in full during 2013.

(12) Commitments and Contingencies

Capital Leases

The Company has entered into certain capital leases for computer equipment and vehicles. The leases are payable in monthly installments and expire at various dates through 2017. The recorded balance of capital lease obligations as of December 31, 2012 and 2013 was $0.1 million and $0.2 million, respectively. Future minimum payments under capital leases at December 31, 2013 are as follows:

Year	Capital Lease Obligations
(In thousands)
2014	$97
2015	87
2016	64
2017	30

Total	278
Less portion representing interest	(38)

Present value of future minimum payments	240
Current maturities of capital lease payments	(75)

Capital leases, excluding current portion	$165

Operating Leases

The Company leases facilities and office equipment under operating leases expiring at various dates through 2021. Under these agreements, the Company is obligated to pay annual rentals, as noted below, plus real estate taxes, and certain operating expenses. Some operating leases contain rent escalation clauses whereby the rent payments increase over the term of the lease. In such cases, rent expense is recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases at December 31, 2013 are as follows:

Year	Operating Leases
(In thousands)
2014	$934
2015	969
2016	829
2017	24
2018	25
Thereafter	61

Total minimum lease payments	$2,842

The Company incurred rent expense under all operating leases of approximately $0.9 million, $1.2 million and $1.2 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Letters of Credit

Pursuant to the terms of its Northborough, Massachusetts facility lease, the Company has been required to provide the lessor with letters of credit securing certain obligations. In addition, the Company has been required to provide certain customers with letters of credit securing obligations under commercial contracts.

The Company had letters of credit outstanding for $1.7 million and $1.2 million at December 31, 2012 and 2013, respectively. These letters of credit are secured by the Company’s revolving line of credit (see note 9).

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company is not presently a party to any litigation for which it believes a loss is probable requiring an amount to be accrued or a possible loss contingency requiring disclosure.

(13) Redeemable Convertible Preferred Stock

In August and September 2009, the Company issued 5,284,347 shares of Series A Redeemable Convertible Preferred Stock (Series A) to a group of new and existing investors at a price of $5.83602175 per share, for net proceeds of approximately $30.5 million.

In September and October 2010, the Company issued 1,601,053 shares of Series B Redeemable Convertible Preferred Stock (Series B) to a group of new and existing investors at a price of $13.36802380 per share, for net proceeds of $21.1 million.

Holders of a majority of the Company’s Series B and Series A, voting together as a single class, had the right to require the Company to redeem in three annual installments all the then outstanding shares of Series B and Series A at a redemption price equal to the sum of (i) the greater of the applicable liquidation amount or fair market value of the shares and (ii) accrued but unpaid dividends. As a result of this right, the Series B and Series A preferred stock was measured based on the greater of fair value or liquidation value on a recurring basis. During the year ended December 31, 2012, the Company recorded decreases in the redemption value of the Company’s Series B and Series A shares of $5.5 million and $45.9 million, respectively, reflecting the changes in the fair market value of the Series B and of the Series A shares at December 31, 2012.

The fair value of the Company’s redeemable convertible preferred stock was estimated using the probability-weighted expected return method, or PWERM, which considers the value of preferred and common stock based upon analysis of the future values for equity assuming various future outcomes, including initial public offerings, merger or sale, dissolutions or continued operation as a private company. Accordingly, share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class. As such, the Company’s redeemable convertible preferred stock was valued utilizing Level 3 inputs.

On December 31, 2012, the Company’s board of directors established the price per share of the Company’s Series B and Series A shares at $16.30 and $9.10 per share, respectively, as determined by the PWERM method. This valuation took into consideration market and general economic events as well as the Company’s financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples based on comparable companies was appropriate. At December 31, 2012, the various scenarios, excluding dissolution, resulted in equity fair values ranging from $120.0 million to $245.0 million. At December 31, 2012, the valuations were weighted as follows: IPO, 15%; sale of the Company/assets, 70%; remain private, 10%; and dissolution, 5%. The estimated fair value of one share of common and preferred stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability weighted value per share.

In conjunction with the execution of the March 2013 NPA, the redemption and dividend rights of the Company’s issued and outstanding Series B and Series A were eliminated and the liquidation preference of the Series B and Series A was reduced to an aggregate of $4.0 million. During March 2013, the Company recorded decreases in the redemption value of the Company’s Series B and Series A shares of $30.0 million and $56.1 million, respectively, reflecting the changes in the fair market value of the Series B and Series A shares at the time of the March 2013 Financing. Given that the release of the redemption rights substantially impacts the fair value of the Series B and Series A, the elimination of the rights was accounted for as an extinguishment of the securities. As a result, the Company recorded a gain on extinguishment of Series B and Series A of approximately $86.2 million recorded in additional paid-in capital available to common stockholders.

Additionally, the remaining value of the Series B and Series A of $1.1 million subsequent to extinguishment was recorded in additional paid-in capital upon reclassification from temporary to permanent equity.

At the time of the March 2013 Financing, the Company’s board of directors established the price per share of the Company’s Series B and Series A shares at $0.20 and $0.15 per share, respectively, as determined by the PWERM method. This valuation took into consideration market and general economic events as well as the Company’s financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples based on comparable companies was appropriate. At the time of the March 2013 Financing, the various scenarios, excluding dissolution, resulted in equity fair values ranging from $20.0 million to $215.0 million. At the time of the March 2013 Financing, the valuations were weighted as follows: IPO, 40%; sale of the Company/assets, 45%; dissolution, 10%; and remain private, 5%. The estimated fair value of one share of common and preferred stock was estimated under each of the four scenarios and the associated probabilities to arrive at a probability weighted value per share.

The following is a summary of the Company’s redeemable convertible preferred stock:

	Series B		Series A
	Shares	Amount	Shares	Amount
	(In thousands, except share amounts)
Balance at December 31, 2010	1,601,053	$28,799	5,284,347	$80,987
Dividends	—	1,714	—	2,468
Changes in redemption value	—	3,194	—	16,289

Balance at December 31, 2011	1,601,053	33,707	5,284,347	99,744
Dividends	—	1,717	—	2,474
Changes in redemption value	—	(5,489)	—	(45,903)

Balance at December 31, 2012	1,601,053	29,935	5,284,347	56,315
Dividends	—	408	—	588
Changes in redemption value at extinguishment	—	(30,030)	—	(56,131)
Reclassification from temporary to permanent equity	(1,601,053)	(313)	(5,284,347)	(772)

Balance at December 31, 2013	—	$—	—	$—

(14) Stockholders’ (Deficit) Equity

Authorized Shares

At December 31, 2013, the Company was authorized to issue 333,797,872 shares of stock, of which 210,888,230 shares were designated as common stock, 5,284,347 shares were designated as Series A Preferred Stock, 1,601,053 shares were designated as Series B Preferred Stock and 116,024,242 shares were designated as Series C Preferred Stock (collectively, the Preferred Stock).

Common Stock Warrants

Warrants to purchase 112,529 shares of the Company’s common stock were outstanding at December 31, 2013 with a weighted average exercise price of $0.016 per share.

Preferred Stock Warrants

In conjunction with the issuance of the Senior Convertible Notes during March and May 2013 (see note 7), the Company issued warrants to purchase 87,018,187 shares of Series C Preferred Stock. The Series C warrants are subject to adjustment for any dividends or distributions on exercise and shall receive such dividends or distributions to which the holder would have been entitled if the holder had exercised the warrant at the time of adjustment without the payment of additional consideration. Warrants to purchase 86,998,187 shares of Series C were outstanding at December 31, 2013.

Convertible Preferred Stock

In conjunction with the execution of the March 2013 NPA, the redemption and dividend rights of the Company’s issued and outstanding Series B and Series A were eliminated and the liquidation preference of the Series B and A was reduced to an aggregate of $4.0 million. Given that the release of the redemption rights substantially impacted the fair value of the Series B and Series A, the elimination of the rights were accounted for as an extinguishment of the securities. In addition, the Company authorized issuance of the newly created Series C.

As described in the Company’s certificate of incorporation, the rights and preferences of the Series C, Series B and Series A are as follows:

(a)	Voting Rights

Holders of Series C, Series B and Series A shares are entitled to vote on all matters as to which holders of common stock are entitled to vote, and with a number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible.

(b)	Dividends

Holders of Series C, Series B and Series A shares are not entitled to receive any dividends unless dividends are declared on the common stock.

(c)	Liquidation Rights

In the event of any liquidation, dissolution or winding-up of the Company, and before any distribution payments are to be made to the holders of the Series B, Series A or common stock, holders of the Series C are entitled to receive an aggregate liquidation amount of $30.0 million. In addition, before any distribution payments are to be made to the holders of common stock, holders of the Series B and the Series A are entitled to receive an aggregate liquidation amount of $4.0 million.

(d)	Participation

Holders of the Series C, Series B and Series A have the right to participate in distribution payments to the holders of common stock on an as-converted basis.

(e)	Conversion

Each holder of Series C, Series B and Series A has the right to convert such shares into common stock at any time based on a defined conversion ratio. In addition, each share of Preferred Stock will convert to common stock automatically upon (i) the affirmative vote of the majority of the Series C, (ii) upon completion of the first underwritten public offering of common stock with aggregate proceeds of at least $60 million, or (iii) upon completion of the first underwritten public offering of common stock in which the holders of a majority of the Senior Convertible Notes elect to convert such notes into common stock.

The aggregate amount of common stock issuable upon conversion in full of authorized preferred shares is 125,339,831 shares, composed of (i) 116,024,242 shares of common stock upon conversion of Series C, (ii) 2,396,045 shares of common stock upon conversion of Series B, and (iii) 6,919,544 shares of common stock upon conversion of Series A.

The defined conversion ratio is subject to adjustment (i) if the number of shares of common stock outstanding is increased by a stock dividend or stock split, or is decreased by a stock combination; or (ii) in the event of any capital reorganization, any reclassification of the stock (other than a change in par value) or any consolidation or merger.

(f)	Redemption

As part the March 2013 financing, the redemption rights of Series B and Series A were eliminated (see note 13). At December 31, 2013, the Series C, Series B and Series A are non-redeemable.

(15) Employee Benefit Plan

The Company sponsors the Aspen Aerogels, Inc. 401(k) Plan. Under the terms of the plan, the Company’s employees may contribute a percentage of their pretax earnings. The Company has not provided matching contributions nor has it made any contributions to the plan.

(16) Employee Stock Options

The Company maintains the 2001 Equity Incentive Plan, as amended (the Plan), pursuant to which the Company’s Board of Directors may grant qualified and nonqualified common stock options to officers, key employees and others who provide or have provided service to the Company. Under the terms of the Plan, stock options are granted with an exercise price not less than the contemporaneous fair market value of the Company’s common stock at the date of grant.

During the years ended December 31, 2011, 2012 and 2013, the Company issued stock options with a 10-year term that contain service conditions. Generally, these stock options vest and become exercisable over a service period of three to four years from the date of grant.

During the year ended December 31, 2013, the Company also issued stock options with a 10-year term that contain both a performance condition and a service condition. The performance-based options shall vest and become exercisable only in the event of the completion of the Company’s IPO and then over a service period of three to four years from the date of grant. The number of shares subject to the performance-based options shall be reduced, if necessary, such that each holder’s total option holdings shall equal a target percentage of the Company’s common stock deemed outstanding immediately prior to the IPO. The aggregate target percentage for all holders of performance-based options issued during the year ended December 31, 2013 was 15.384%. If the number of shares subject to these options is insufficient to achieve the target percentage in an IPO, the Company is under no obligation to grant additional options to the holder.

At December 31, 2013, the Plan reserved 82,828,526 shares of common stock for future grant of stock options. At December 31, 2013, there were 2,614,127 shares available for grant under the Plan.

Valuation and Amortization Method

Given that the Company does not maintain an external market for its shares, the Board of Directors has historically determined the fair value of the Company’s common stock based on the market approach and the income approach to estimate the enterprise value of the business under various liquidity event scenarios, including an IPO by the Company and the sale of the Company. To support the valuations, the Company utilized a probability-weighted expected return under those various liquidity scenarios, public guideline companies, management cash flow projections and other assumptions to derive the enterprise value of the business. The Company then derived the estimated fair value of each class of stock, taking into consideration the rights and preferences of each instrument based on a probability-weighted expected return.

The fair value of each stock option was estimated as of the date of grant using the Black-Scholes option pricing model. Key inputs into this formula included expected term, expected volatility, expected dividend yield and the risk-free rate. Each assumption is set forth and discussed below.

For the performance-based stock options issued during the year ended December 31, 2013, the Company used a Monte Carlo simulation model to estimate the number of options expected to remain outstanding and eligible for vesting upon completion of the Company’s IPO. The simulation model is based on a number of complex assumptions including the terms of the performance condition, the value of our common stock at the time of the Company’s IPO, the expected time from the date of grant to the Company’s IPO and expected volatility. The number of options expected to remain outstanding and eligible for vesting upon completion of the

Company’s IPO was estimated to be 96.8% and 97.4% of the options granted at August 7, 2013 and December 20, 2013, respectively. The fair value of each performance-based stock option was determined by multiplying the Black-Scholes estimate of grant date fair value by the percentage of options expected to remain outstanding and eligible for vesting upon completion of the Company’s IPO.

For stock options with a service condition, the fair value is amortized on a straight-line basis over the requisite service period of the options, which is generally a three- to four-year vesting period from the date of grant. For the performance-based stock options issued during the year ended December 31, 2013, a portion of the fair value will be recognized as expense when the IPO performance condition is probable of being achieved and the remainder over the requisite service period, which is generally a three- to four-year vesting period from the date of grant.

Expected Term

The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company uses the simplified method as prescribed by FASB ASC 718 to calculate the expected term for options granted, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Expected Volatility

Due to the Company’s limited historical data, the estimated volatility reflects the incorporation of the historical volatility of comparable companies with publicly available share prices. In 2011, 2012 and 2013, the expected volatility is based on the weighted average volatility of up to six companies within various industries that the Company believes are similar to its own.

Expected Dividend

The Company uses an expected dividend yield of zero. The Company does not intend to pay cash dividends on its common stock in the foreseeable future, nor has it paid dividends on its common stock in the past.

Risk-free Interest Rate

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

Estimated Forfeitures

Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. Forfeitures were estimated based on voluntary termination behavior as well as analysis of actual option forfeitures. Accordingly, share-based compensation expense has been reduced by an estimated forfeiture rate of 3% for 2011, 2012 and 2013.

Assumptions Utilized

The following information relates to the fair value of the option awards estimated by use of the Black-Scholes option pricing model:

	Year Ended December 31
	2011	2012	2013
Weighted average assumptions:
Expected term (in years)	6.05	6.02	5.47
Expected volatility	49.33%	58.06%	48.99%
Risk free rate	2.06%	0.95%	1.69%
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average fair value:
Grant-date fair value of options granted	$10.30	$5.60	$0.12
Grant-date fair value of options vested	$1.70	$2.30	$0.18
Aggregate intrinsic value of options exercised	$252	$—	$—

Modifications

On August 7, 2013, the Company canceled substantially all options held by Company employees under the 2001 equity incentive plan and granted two sets of new options to these employees. Each recipient received a grant of options containing service-based vesting conditions and a second grant of options containing both service and performance-based vesting conditions. The performance-based vesting is met upon the successful completion of an IPO of the Company’s common stock.

On December 20, 2013, the Company canceled all options held by members of the Company’s board of directors under the 2001 equity incentive plan and granted two sets of new options to these directors. Each recipient received a grant of options containing service-based vesting conditions and a second grant of options containing both service and performance-based vesting conditions. The performance-based vesting is met upon the successful completion of an IPO of the Company’s common stock.

As a result of the cancellation and concurrent grant of options, the Company accounted for these transactions as modifications in determining the stock-based compensation expense to be recognized over the remaining service period. The total incremental compensation expense resulting from the modification was $7.8 million and $1.0 million for the two grant dates, respectively. The incremental compensation expense associated with the service-based awards of $2.0 million will be recognized over the remaining service period of the new options. The Company has yet to record any compensation expense of the remainder of $6.1 million associated with the performance-based awards, because the performance condition cannot be considered probable until it occurs.

Outstanding Options

The following table summarizes information about stock options outstanding:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrisic Value
	($ in thousands, except share and per share data)
Options outstanding at December 31, 2012	2,267,438	$4.14	$7.98	8.18	$3,143
Granted	80,225,527	$0.12	$0.10
Forfeited	(2,294,425)	$3.88	$7.42
Exercised	—	$—	$—		$—

Options outstanding at December 31, 2013	80,198,540	$0.12	$0.11	9.63	$14,589

Exercisable at December 31, 2013	8,436,457	$0.18	$0.23	9.51	$1,606

Expected to vest at December 31, 2013	71,544,579	$0.12	$0.10	9.64	$12,961

As of December 31, 2013, there was $10.8 million of total unrecognized compensation cost related to nonvested options granted under the Plan. The unrecognized compensation cost consisted of $3.5 million relating to service-based awards and $7.3 million for performance-based awards. The unrecognized compensation cost for the service-based options is expected to be recognized over a weighted average period of 2.65 years. Recognition of the compensation cost of the performance-based options will occur at the time the performance condition is met and, thereafter, over the requisite service period.

(17) Net Income (Loss) Per Share

The computation of basic and diluted net income (loss) per share attributable to common stockholders consists of the following:

	Year ended December 31
	2011	2012	2013
	(In thousands, except share and per share data)
Numerator:
Net income (loss)	$(32,832)	$(56,142)	$(47,611)
Deemed dividends on participating preferred stock (inclusive of issuance costs and changes in redemption value, including extinguishment):
Series B	(4,908)	3,772	29,622
Series A	(18,757)	43,429	55,543

Total preferred stock deemed dividends	(23,665)	47,201	85,165
Earnings attributable to participating convertible preferred stock shareholders and Series C preferred stock warrant holders	—	—	(36,216)

Net income (loss) attributable to common stockholders	$(56,497)	$(8,941)	$1,338

Denominator:
Weighted average shares outstanding, basic	2,607,888	2,622,897	2,623,156
Effect of warrants to purchase common stock	—	—	99,791

Weighted average shares outstanding, diluted	2,607,888	2,622,897	2,722,947

Net income (loss) attributable to common stockholders per common share, basic	$(21.66)	$(3.41)	$0.51
Effect of warrants to purchase common stock	—	—	(0.02)

Net income (loss) attributable to common stockholders per common share, diluted	$(21.66)	$(3.41)	$0.49

Potential dilutive common shares that were excluded from the computation of diluted net income (loss) attributable to common stockholders per common share because they were anti-dilutive consist of the following:

	Year ended December 31
	2011	2012	2013
Series B	1,601,053	1,601,053	—
Series A	5,284,347	5,284,347	—
Common stock options	1,430,027	2,267,438	18,017,626
Common stock warrants	112,598	112,598	—

Total	8,428,025	9,265,436	18,017,626

In addition to the potentially dilutive securities noted above, as of December 31, 2011 and 2012 the Company had $50.7 million and $95.1 million of outstanding Convertible Notes, respectively, which are convertible into common stock upon the occurrence of an IPO at prices that are not determinable until the occurrence of those future events (see note 8). As of December 31, 2013 the Company had outstanding $28.1 million of Senior Convertible Notes and $91.9 million of Convertible Notes, which are convertible into common stock upon the occurrence of an IPO at prices that are not determinable until the occurrence of those future events (see notes 7 and 8), and 62,180,914 outstanding common stock options, which are exercisable into common stock upon the occurrence of an IPO and the performance of service during the vesting period (see note 16). Because the necessary conditions for the conversion of these convertible notes and common stock options had not been satisfied during the respective years ended, the Company has excluded these convertible notes and performance options from the table above and the calculation of diluted net (loss) income per share for the respective years ended.

(18) Pro Forma Net Loss Per Share (Unaudited)

Upon the closing of the Company’s initial public offering, (i) the outstanding principal and accrued interest of the Senior Convertible Notes and the outstanding principal and accrued interest of the Convertible Notes will automatically convert into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes, plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price, (ii) the Series C warrants will automatically be net exercised, (iii) the Series C, Series B and Series A, and the Series C warrants will convert into common shares of the Company on a defined conversion ratio, and (iv) a portion of the outstanding performance-based common stock options will vest immediately.

The following table sets forth the calculation of the Company’s unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share amounts) for the year ended December 31, 2013 to give effect to (i) an assumed reverse stock split of 1-for-37.4626021, a $15.00 per share IPO price, and a June 16, 2014 closing date, (ii) the automatic conversion of all outstanding shares of our Series C (following the automatic net exercise of the Series C warrants), Series B and Series A, the Senior Convertible Notes, and the Convertible Notes into common stock as though these conversions had occurred as of the beginning of the period, and (iii) the vesting of approximately 0.9 million or 56% of the 1.6 million outstanding performance-based common stock options with a weighted average exercise price of $3.66, on a post-split basis. The pro forma calculations exclude shares to be sold in the offering.

These pro forma calculations are subject to change (i) with changes to the assumed offering price and associated reverse stock split ratio, and (ii) with changes to the balance of accrued interest on the Senior Convertible Notes and Convertible Notes from changes in the assumed closing date.

Year Ended December 31
2013
(In thousands)
Net loss	$(47,611)
Pro forma adjustments
Interest expense	26,187
Gain on extinguishment of convertible notes	(8,898)
Loss on exchange of convertible notes	5,697
Recognition of compensation cost for performance-based options	(3,355)

Pro forma net loss	$(27,980)

Basic and diluted shares
Weighted average shares of common stock outstanding	2,623,156
Pro forma adjustment to reflect the assumed stock split ratio of 1-for-37.4626021	(2,553,135)
Pro forma adjustment to reflect assumed conversion of Series C, Series B, Series A and Series C warrants into common stock	2,570,855
Pro forma adjustment to reflect conversion of Senior Convertible Notes and Convertible Notes into common stock	11,229,122

Basic and diluted pro forma shares	13,869,998

Basic and diluted pro forma net loss per share	$(2.02)

(19) Income Taxes

The Company incurred net operating losses and recorded a full valuation allowance against net deferred assets for all periods presented. Accordingly, the Company has not recorded a provision for federal or state income taxes.

The reconciliation between the U.S. statutory income tax rate and the Company’s effective rate consists of the following:

	Year Ended December 31
	2011	2012	2013
U.S. federal income tax statutory rate	35%	35%	35%
Debt and warrant fair value adjustments	(6%)	(12%)	(16%)
Changes in valuation allowance for deferred tax assets	(28%)	(22%)	6%
Write down of losses not previously benefited	0%	0%	(22%)
Other	(1%)	(1%)	(3%)

Effective tax rate	—	—	—

The tax effects of temporary differences between financial statement and tax accounting that gave rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities at December 31, 2012 and 2013 are presented below:

	December 31
	2012	2013
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$69,219	$67,503
Transaction related costs	1,349	1,494
Stock-based compensation	1,343	2,460
Tax credit carryforwards	400	393
Reserves and accruals	2,053	896
Other	248	127

Total gross deferred tax assets	74,612	72,873

Deferred tax liabilities:
Depreciation	$(1,744)	$(2,717)

Total deferred tax liabilities	(1,744)	(2,717)

Total deferred tax assets and liabilities	72,868	70,156
Valuation allowance	(72,868)	(70,156)

Net deferred tax asset	$—	$—

The net change in the valuation allowance for the year ended December 31, 2013, was a decrease of $2.7 million. The Company has recorded a full valuation allowance against its deferred tax assets due to the uncertainty associated with the utilization of the net operating loss carryforwards and other future deductible items. In assessing the realizability of deferred tax assets, the Company considers all available evidence, historical and prospective, with greater weight given to historical evidence, in determining whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the Company’s deferred tax assets generally is dependent upon generation of future taxable income.

At December 31, 2013, the Company has $173.3 million of net operating losses available to offset future federal income, if any, and which expire on various dates through December 31, 2033.

For the year ended December 31, 2010, the Company performed an analysis pursuant to Internal Revenue Code Section 382, as well as similar state provisions, in order to determine whether any limitations might exist on the utilization of net operating losses and other tax attributes. Based on this analysis, the Company has determined that it is more likely than not that an ownership change occurred on June 10, 2008, resulting in an annual limitation on the use of its net operating losses and other tax attributes as of such date. The Company also determined that built-in gains of $29.5 million existed at the date of the ownership change. Built-in gains increase the limitation under the Internal Revenue Code Section 382 to the extent triggered during the five year period subsequent to the date of change, which period ended in June 2013. As a result, the entire $29.5 million of net operating losses expired unutilized in June 2013.

For the year ended December 31, 2013, the Company performed an analysis pursuant to Internal Revenue Code Section 382, as well as similar state provisions, in order to determine whether any limitations might exist on the utilization of net operating losses and other tax attributes. Based on this analysis, the Company has determined that no ownership changes occurred as a result of the March 2013 financing (see note 7) and, as a result, there was no annual limitation on the use of its net operating losses and other tax attributes as of such date.

At December 31, 2013, the Company had $120.7 million of apportioned net operating losses available to offset future state taxable income, if any, and which begin to expire at various dates between 2014 and 2033.

For each of the years ended December 31, 2011, 2012 and 2013, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company files a federal income tax return in the United States and in various state and foreign jurisdictions. All tax years are open for examination by the taxing authorities for both federal and state purposes.

(20) Related Party Transactions

The Company had the following transactions with related parties:

The Company sold aerogel products to three stockholders of the Company totaling $5.1 million and $7.4 million during the years ended December 31, 2011 and 2012, respectively and two stockholders of the Company totaling $5.5 million in 2013. The Company had trade receivables with these stockholders of $1.1 million and $1.2 million at December 31, 2012 and 2013, respectively.

The Company sold aerogel products to one debt holder of the Company totaling $3.3 million and $3.5 million during the years ended December 31, 2012 and 2013, respectively. The Company had trade receivables outstanding with this debt holder of $1.1 million and $0.8 million at December 31, 2012 and 2013, respectively.

An affiliate of one of the Company’s principal stockholders is a director of a company that owns an insurance broker through which the Company purchases insurance. The Company’s yearly premiums for a comprehensive property and casualty insurance program were $0.5 million, $0.7 million and $0.6 million for the years ended December 31, 2011, 2012 and 2013, respectively.

In connection with note and warrant financing transactions and amendments, the Company reimbursed stockholders and noteholders $0.1 million, $0.0 million and $0.3 million during the years ended December 31, 2011, 2012 and 2013, respectively.

The Company has Senior Convertible Notes and Convertible Notes outstanding with several stockholders of the Company (see notes 6 and 7).

(21) Subsequent Events

The Company has evaluated subsequent events through March 25, 2014, the date the consolidated financial statements were originally issued, and has evaluated for disclosures and additional subsequent events occurring after such date through April 28, 2014, which is the date these consolidated financial statements were available for reissuance.

On March 31, 2014, the Company amended its revolving line of credit agreement (see note 9) to extend the maturity date of the facility to July 27, 2014 and amend the financial covenant relating to free cash flow.

ASPEN AEROGELS, INC.

Consolidated Balance Sheets

(Unaudited)

	December 31 2013	March 31 2014	Pro Forma March 31 2014
	(In thousands, except share and per share data)
Assets
Current assets:
Cash	$1,574	$1,155	$1,155
Accounts receivable, net of allowance for doubtful accounts	18,971	16,462	16,462
Inventories	6,892	7,659	7,659
Prepaid expenses and other current assets	651	586	586
Deferred initial public offering costs	—	1,732	1,732

Total current assets	28,088	27,594	27,594
Property, plant and equipment, net	62,023	60,269	60,269
Other assets	331	306	306

Total assets	$90,442	$88,169	88,169

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Subordinated notes	$17,306	$18,102	$18,102
Convertible notes, current portion	435	464	—
Capital leases, current portion	75	77	77
Revolving line of credit	1,000	1,500	1,500
Accounts payable	7,114	8,092	8,092
Accrued expenses	5,023	3,457	3,457
Deferred revenue	595	1,054	1,054

Total current liabilities	31,548	32,746	32,282
Senior convertible notes	28,135	31,670	—
Convertible notes, excluding current portion	91,439	103,167	—
Capital leases, excluding current portion	165	145	145
Other long-term liabilities	1,121	1,115	1,115

Total liabilities	152,408	168,843	33,542

Commitments and contingencies (Note 12)
Stockholders’ equity (deficit):
Series C convertible preferred stock, $0.00001 par value; 116,024,242 shares authorized, 20,000 issued and outstanding at December 31, 2013 and March 31, 2014; no shares authorized, issued and outstanding at March 31, 2014 pro forma (unaudited)	—	—	—
Series B convertible preferred stock, $0.00001 par value; 1,601,053 shares authorized, issued and outstanding at December 31, 2013 and March 31, 2014; no shares authorized, issued and outstanding at March 31, 2014 pro forma (unaudited)	—	—	—
Series A convertible preferred stock, $0.00001 par value; 5,284,347 shares authorized, issued and outstanding at December 31, 2013 and March 31, 2014; no shares authorized, issued and outstanding at March 31, 2014 pro forma (unaudited)	—	—	—
Common stock, $0.00001 par value; 210,888,230 shares authorized, at December 31, 2013 and March 31, 2014; 2,623,156 and 2,642,804 shares issued and outstanding at December 31, 2013 and March 31, 2014, respectively; and 16,128,815 authorized, and 13,870,641 issued and outstanding at March 31, 2014 pro forma (unaudited)	—	—	—
Additional paid-in capital	270,794	271,135	443,281
Accumulated deficit	(332,760)	(351,809)	(388,654)

Total stockholders’ equity (deficit)	(61,966)	(80,674)	54,627

Total liabilities and stockholders’ equity (deficit)	$90,442	$88,169	$88,169

See accompanying notes to unaudited consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31
	2013	2014
	(In thousands, except share and per share data)
Revenue:
Product	$16,170	$21,493
Research services	835	870

Total revenue	17,005	22,363
Cost of revenue:
Product	16,611	18,541
Research services	356	476

Gross profit	38	3,346
Operating expenses:
Research and development	1,235	1,284
Sales and marketing	2,040	2,238
General and administrative	2,788	2,722

Total operating expenses	6,063	6,244

Income (loss) from operations	(6,025)	(2,898)

Other income (expense):
Interest income (expense)	3,366	(16,151)
Gain on extinguishment of convertible notes	8,898	—
Loss on exchange of convertible notes	(5,212)	—

Total other income (expense), net	7,052	(16,151)

Net income (loss)	$1,027	$(19,049)

Net income (loss) attributable to common stockholders	$20,251	$(19,049)

Net income (loss) attributable to common stockholders per common share:
Basic	$7.72	$(7.25)

Diluted	$7.40	$(7.25)

Weighted-average common shares outstanding:
Basic	2,623,156	2,625,917

Diluted	2,735,214	2,625,917

Pro forma net income (loss) per share:
Basic and diluted		$(0.30)

See accompanying notes to unaudited consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31
	2013	2014
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$1,027	$(19,049)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	2,469	2,631
Loss on disposal of assets	—	15
Debt issuance costs and non-cash interest expenses	627	17
Accretion of debt to fair value	(7,613)	16,071
Gain on extinguishment of convertible notes	(8,898)	—
Loss on exchange of convertible notes	5,212	—
Issuance of Series C preferred stock warrants in connection with senior convertible notes	3,566	—
Stock compensation expense	495	339
Other	(6)	(3)
Changes in operating assets and liabilities:
Accounts receivable	1,490	2,509
Inventories	(57)	(767)
Prepaid expenses and other assets	(125)	65
Accounts payable	(1,548)	415
Accrued expenses	(50)	(1,923)
Deferred revenue	197	459
Other liabilities	(1,500)	—

Net cash (used in) provided by operating activities	(4,714)	779

Cash flows from investing activities:
Capital expenditures	(740)	(1,108)

Net cash used in investing activities	(740)	(1,108)

Cash flows from financing activities:
Borrowings under line of credit	13,815	4,500
Repayments under line of credit	(12,319)	(4,000)
Proceeds from issuance of long-term debt	8,530	—
Financing costs	(644)	(17)
Deferred offering costs	—	(552)
Repayment of obligations under capital lease	(11)	(23)
Proceeds from issuance of common stock	—	2

Net cash provided by (used in) financing activities	9,371	(90)

Net increase (decrease) in cash	3,917	(419)
Cash at beginning of period	1,343	1,574

Cash at end of period	$5,260	$1,155

Supplemental disclosures of cash flow information:
Interest paid	$64	$62

Supplemental disclosures of non-cash activities:
Accrued dividends on preferred stock	$996	$—

Changes in redemption value of redeemable convertible preferred stock	$(86,161)	$—

Reclassification of redeemable convertible preferred stock from temporary to permanent equity	$(1,085)	$—

Changes in accrued capital expenditures	$476	$(260)

Capitalized interest	$17	$17

Unpaid deferred initial public offering costs	$—	$1,180

See accompanying notes to unaudited consolidated financial statements.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(1) Description of Business

Nature of Business

Aspen Aerogels, Inc. (the Company) is an energy technology company that designs, develops and manufactures innovative, high-performance aerogel insulation. The Company also conducts research and development related to aerogel technology supported by funding from several agencies of the U.S. government and other institutions in the form of research and development contracts.

Liquidity

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses and negative cash flow from operations since inception, has an accumulated deficit of $351.8 million as of March 31, 2014 and has substantial ongoing cash flow commitments, including debt maturities totaling $19.8 million due in September 2014 and $0.5 million due in December 2014. The Company has invested significant resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and costs necessary to meet the anticipated future demand of its customers. The Company markets a set of commercially viable products and serves a growing base of customers.

Strong demand for the Company’s products, increasing production levels and improved manufacturing productivity contributed to gross profit and improving cash flow from operations for the three months ended March 31, 2014. The Company’s current financial forecast anticipates continued revenue growth, increasing gross profit and improving cash flow from operations for the year ending December 31, 2014. In addition, the Company has cash of $1.2 million on hand and $5.4 million available under its revolving line of credit at March 31, 2014.

The Company’s line of credit agreement expires on July 27, 2014 and the Company is required to repay $19.8 million upon maturity of the Subordinated Notes on September 30, 2014. In addition, the Company has capital commitments of $1.0 million at March 31, 2014. While the Company has actions within its control to execute cost reduction measures to improve cash flow from operations during 2014, these measures would not be sufficient to generate the funds required to repay the Subordinated Notes upon maturity and repay amounts anticipated to be outstanding on the line of credit at expiration.

In response, the Company is actively pursuing sources of financing to replace the Subordinated Notes and line of credit upon maturity. These sources could include an initial public offering (IPO) of the Company’s common stock, refinancing of the Subordinated Notes prior to maturity, renewal and extension of the line of credit, and additional issuances of debt or equity to new or existing investors. However, given that these financing alternatives are not within the control of the Company and are events not certain to occur, the scheduled maturity of the Subordinated Notes during 2014 and the expiration of the line of credit raise substantial doubt regarding the Company’s ability to continue as a going concern. The failure by the Company to repay amounts due upon maturity would constitute an event of default under the terms of its existing credit facilities and debt agreements and would have an adverse impact on the Company’s ability to continue operations and to achieve its intended business objectives.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

(2) Summary of Basis of Presentation and Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2014 and the consolidated statements of operations and cash flows for the three months ended March 31, 2013 and 2014 are unaudited and should be read in conjunction with the Company’s most recently issued consolidated financial statements as of and for the year ended December 31, 2013. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in consolidation. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Company’s financial position as of March 31, 2014 and the results of operations and cash flows for the three months ended March 31, 2013 and 2014. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014 or any other period.

The pro forma balance sheet information as of March 31, 2014 has been prepared to give effect, assuming the close of the Company’s initial public offering on June 16, 2014 with a $15.00 per share offering price and a corresponding reverse stock split of 1-for-37.4626021, to (i) the conversion of the Senior Convertible Notes, the Convertible Notes and the Series C, Series B and Series A convertible preferred stock into the Company’s common stock, and (ii) the vesting of outstanding performance-based common stock options pursuant to their terms.

The basis for preparation of the unaudited pro forma net loss per common share is set forth in note 13.

Reverse Stock Split

On August 20, 2013, the Company completed a 1-for-10 reverse stock split of its capital stock. All shares and per share amounts in the financial statements and footnotes have been adjusted retroactively to reflect the effects of this action.

Use of Estimates

The preparation of the consolidated financial statements requires the Company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, inventory valuation, the carrying amount of property and equipment, fair value of debt and capital stock, stock-based compensation and deferred income taxes. The Company evaluates its estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment, which it believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets and declines in business investment increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Deferred IPO Issuance Costs

Share issuance costs, which primarily consist of direct incremental legal and accounting fees relating to the proposed IPO, are deferred. The deferred issuance costs will be offset against IPO proceeds upon the consummation of the Company’s proposed offering. In the event the IPO is terminated or delayed more than 90 days, deferred offering costs will be expensed. As of December 31, 2013 and March 31, 2014, the Company had deferred issuance costs totaling $0 and $1.7 million, respectively.

Fair Value of Financial Instruments

Fair value is an exit price that represents the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company discloses the manner in which fair value is determined for assets and liabilities based on a three-tiered fair value hierarchy. The hierarchy ranks the quality and reliability of the information used to determine the fair values. The three levels of inputs described in the standard are:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than Level 1 prices, for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Under the Fair Value Option Subsections of Financial Accounting Standards Board (FASB) ASC Subtopic 825-10, Financial Instruments — Overall, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument by instrument basis, with changes in fair value reported in earnings each reporting period. As a result of electing this option, the Company records its Subordinated Notes, Senior Convertible Notes and Convertible Notes at fair value in order to measure these liabilities at amounts that more accurately reflect the economics of these instruments (see notes 6, 7 and 8).

At December 31, 2013 and March 31, 2014, the Company’s Subordinated Notes, Senior Convertible Notes and Convertible Notes were valued utilizing Level 3 inputs.

Stock-based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award. Expense is recognized on a straight-line basis over the requisite service period for all awards with service conditions. For performance-based awards, the grant date fair value is recognized as expense when the condition is probable of being achieved, and then on a graded basis over the requisite service period. The Company uses the Black-Scholes option-pricing model to determine the fair value of service-based awards, which requires a number of complex and subjective assumptions including fair value of the underlying security, the expected volatility of the underlying security, a risk-free interest rate, the expected term of the option and the forfeiture rate. For performance-based stock options issued during the year ended December 31, 2013, the Company used a Monte Carlo simulation model to estimate the number of options the Company expects to remain outstanding and eligible for vesting upon completion of an IPO. The simulation model was based on a number of complex assumptions including the terms of the performance condition, the value of the Company’s common stock at the time of its IPO, the expected time from the date of grant to its IPO, and expected volatility. The compensation cost of these performance-based options was determined by multiplying the Black-Scholes estimate of grant date fair value by the percentage of options expected to remain outstanding and eligible for vesting upon completion of the Company’s IPO. The Company did not issue stock-based awards during the three months ended March 31, 2013 and 2014.

Earnings per Share

Net income (loss) per common share is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of the Company’s common shares and participating securities. All series of preferred stock and the Series C preferred stock warrants contain participation rights in any dividend to be paid by the Company to holders of its common shares and are deemed to be participating securities. Net income (loss) available to common shareholders and participating securities is allocated to each share on an as-if-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods that have a net loss.

Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method, or (b) the if-converted method. The Company allocates net income (loss) first to preferred stockholders and holders of warrants to purchase preferred stock based on dividend rights and then to common, preferred stockholders and preferred warrant holders based on ownership interests. The weighted-average number of common shares included in the computation of diluted net income (loss) gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and warrants. Common equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is antidilutive.

Segments

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

Information about the Company’s revenues, based on shipment destination or services location, is presented in the following table:

	Three months ended March 31
	2013	2014
	(In thousands)
Revenue:
U.S.	$6,275	$10,650
International	10,730	11,713

	$17,005	$22,363

Recently Issued Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

(3) Inventories

Inventories consist of the following:

	December 31 2013	March 31 2014
	(In thousands)
Raw materials	$2,813	$3,193
Finished goods	4,079	4,466

Total	$6,892	$7,659

(4) Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	December 31 2013	March 31 2014	Useful life
	(In thousands)
Construction in progress	$6,177	$5,770	—
Buildings	16,303	16,303	30 years
Machinery and equipment	77,466	78,655	5-10 years
Computer equipment and software	5,298	5,341	3 years

Total	105,244	106,069
Accumulated depreciation and amortization	(43,221)	(45,800)

Property, plant and equipment, net	$62,023	$60,269

Depreciation expense was $2.4 million and $2.6 million for the three months ended March 31, 2013 and 2014, respectively.

Construction in progress totaling $6.2 million and $5.8 million, at December 31, 2013 and March 31, 2014, respectively, related primarily to capital projects at the East Providence facility.

(5) Accrued Expenses

Accrued expenses consist of the following:

	December 31 2013	March 31 2014
	(In thousands)
Employee compensation and related taxes	$3,926	$2,170
Other accrued expenses	1,097	1,287

	$5,023	$3,457

(6) Subordinated Notes

Subordinated Notes of $17.3 million and $18.1 million were classified as current liabilities at December 31, 2013 and March 31, 2014, respectively.

The Company elected the fair value option for the Subordinated Notes and records the instrument at fair value. The fair value of the Subordinated Notes is determined by analysis of the amount to be paid on the notes at the occurrence of certain events in which the Subordinated Notes would be repaid to the noteholders in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of the occurrence of each of the various events and appropriate discount rates for each of the scenarios.

At March 31, 2013 the valuations were calculated at an implied discount of approximately 20% and were weighted as follows: repayment prior to maturity on June 30, 2014, 35%; and repayment at maturity on September 30, 2014, 65%. There would not be a material difference if the weightings were increased or decreased by 10%. At March 31, 2013, the aggregate fair value of the Subordinated Notes was determined to be $15.1 million, with an aggregate unpaid principal balance totaling $13.1 million.

At December 31, 2013 the valuations were calculated at an implied discount of approximately 20% and were weighted as follows: repayment prior to maturity on June 30, 2014, 20%; and repayment at maturity on September 30, 2014, 80%. There would not be a material difference if the weightings were increased or decreased by 10%. At December 31, 2013, the aggregate fair value of the Subordinated Notes was determined to be $17.3 million, with an aggregate unpaid principal balance totaling $15.9 million.

At March 31, 2014 the valuations were calculated at an implied discount of approximately 20% and were weighted as follows: repayment prior to maturity on June 30, 2014, 20%; and repayment at maturity on September 30, 2014, 80%. There would not be a material difference if the weightings were increased or decreased by 10%. At March 31, 2014, the aggregate fair value of the Subordinated Notes was determined to be $18.1 million, with an aggregate unpaid principal balance totaling $15.9 million.

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) Subordinated Notes for the three months ended March 31, 2013 and 2014 (in thousands):

Balance at December 31, 2012	$13,535
Change in fair value included in interest expense	1,550

Balance at March 31, 2013	$15,085

Balance at December 31, 2013	$17,306
Change in fair value included in interest expense	796

Balance at March 31, 2014	$18,102

(7) Senior Convertible Notes

Senior Convertible Notes consist of the following:

	December 31 2013	March 31 2014
	(In thousands)
March 2013 Investor Notes	$24,482	$27,504
March 2013 Arcapita Notes	3,653	4,166

Total Senior Convertible Notes	$28,135	$31,670

Effective March 28, 2013, the Company entered into a Note and Warrant Purchase Agreement (March 2013 NPA) authorizing the issuance of $22.5 million of Senior Subordinated Convertible Notes (the March 2013 Investor Notes) and Senior Subordinated Arcapita Notes (the March 2013 Arcapita Notes) (collectively, the Senior Convertible Notes). At each closing under the March 2013 NPA, the Company issued warrants to purchase shares of a newly created Series C Preferred Stock (the Series C) based on the principal balance of Senior Convertible Notes issued to each purchaser. The Company determined that the Series C warrants, which are subject to net share settlement, are equity classified. Collectively, the warrants issued pursuant to the March 2013 NPA were exercisable for Series C shares equal to 85.7% of the then outstanding capital stock of the Company on a fully diluted basis. The warrants have an exercise price of $0.0001 per share, are immediately exercisable and expire on March 28, 2023.

Pursuant to side letter agreements, in March and May 2013, holders of $7.5 million of Convertible Notes (see note 8) issued in November 2012 and January 2013 (the Initial Notes) exchanged their original principal balance for an equivalent principal amount of Senior Convertible Notes (the Exchanged Notes) and a pro-rata share of Series C warrants issued under the March 2013 NPA. The Company accounted for the warrants as a debt issuance cost and recorded an immediate charge for the fair value of the Series C warrants. Pursuant to the exchange, the holders of the Exchanged Notes received notes senior in preference to the Initial Notes and with an extended maturity date of March 28, 2016.

During the three months ended March 31, 2013, holders of $6.9 million of Initial Notes completed an exchange for an equivalent principal amount of Exchanged Notes and pro-rata share of Series C warrants. The Company recorded an immediate charge totaling $5.0 million in interest expense related to the exchange. Subsequently, in May 2013, the holders of the remaining $0.6 million of Initial Notes completed an exchange for an equivalent principal amount of Exchanged Notes and pro-rata share of Series C warrants. The Company recorded an additional immediate charge totaling $0.4 million in interest expense at the time of the subsequent exchange in May 2013.

Given that the terms of the Exchanged Notes are substantially different than the terms of the Initial Notes, the exchange was accounted for as an extinguishment of debt. Upon the initial exchange occurring in March 2013, the Company recognized a loss totaling $5.2 million for the three months ended March 31, 2013. This loss represents the difference between (i) the fair value of the Exchanged Notes at reissuance and the fair value of Series C preferred stock warrants, and (ii) the carrying value of the Initial Notes. The Company elected to account for all of the issuances of its Senior Convertible Notes and various embedded derivatives in accordance with ASC Topic 825-10, Fair Value Option for Financial Liabilities, whereby the Company initially and subsequently measured this financial instrument in its entirety at fair value, with the changes in fair value recorded each reporting period in interest expense (income).

In March and May 2013, the Company issued an additional $5.0 million and $10.0 million of Senior Convertible Notes, respectively. The noteholders received a pro-rata share of Series C warrants for their participation in the financing. The Company accounted for the warrant issuances as a debt issuance cost and recorded an immediate charge for the fair value of the Series C warrants. For the three months ended March 31, 2013, the Company recorded $3.6 million as an immediate charge to interest expense (see note 10).

In conjunction with the March 2013 NPA, the Company incurred $0.6 million of debt issuance costs during the three months ended March 31, 2013. These debt issuance costs were allocated between the debt and equity instruments related to the transaction. $0.4 million was allocated to the notes and recorded through interest expense, while the remaining $0.2 million was allocated to the warrants with an offset for additional paid-in capital.

Net proceeds from the issuance of the Senior Convertible Notes were used (i) for investment in working capital to support revenue growth, (ii) for capital expenditures to improve the efficiency and throughput of existing manufacturing assets, and (iii) to settle all cash obligations under the Company’s cross license agreement with Cabot Corporation.

Fair Value Option

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of the Senior Convertible Notes recorded at fair value at December 31, 2013 and March 31, 2014:

	Aggregate fair value December 31, 2013	Aggregate unpaid principal balance December 31, 2013	Fair value over unpaid principal balance
	(In thousands)
March 2013 Investor Notes	$24,482	$19,567	$4,915
March 2013 Arcapita Notes	3,653	2,980	673

Total Senior Convertible Notes	$28,135	$22,547	$5,588

	Aggregate fair value March 31, 2014	Aggregate unpaid principal balance March 31, 2014	Fair value over unpaid principal balance
	(In thousands)
March 2013 Investor Notes	$27,504	$20,653	$6,851
March 2013 Arcapita Notes	4,166	2,975	1,191

Total Senior Convertible Notes	$31,670	$23,628	$8,042

Fair Value Measurements

The change in the fair values of the Senior Convertible Notes during the three months ended March 31, 2013 and 2014 was determined by utilizing probability weighted discounted cash flow analyses, which took into consideration market and general economic events as well as the Company’s financial results and other data available as of March 31, 2013 and 2014. These analyses determined the amount to be paid on the notes in either cash or shares at the occurrence of certain events in which the Senior Convertible Notes would be converted into shares of the Company’s common stock or would be repaid to the noteholders in cash. The probability weighted discounted cash flow analyses utilized assumptions related to the probability of the occurrence of each of the various events and appropriate discount rates for each of the scenarios as follows:

	March 31, 2013		December 31, 2013		March 31, 2014
Potential exit scenario event	Estimated exit date of future event	Estimated probability of future event	Estimated exit date of future event	Estimated probability of future event	Estimated exit date of future event	Estimated probability of future event
IPO scenario 1	06/30/14	15%	06/30/14	45%	06/30/14	60%
IPO scenario 2	03/31/15	25%	03/31/15	5%	03/31/15	10%
Sale scenario 1	06/30/14	25%	06/30/14	15%	09/30/14	15%
Sale scenario 2	03/31/15	20%	03/31/15	15%	06/30/15	5%
Dissolution	12/31/13	10%	09/30/14	5%	12/31/14	5%
Private company	At maturity	5%	At maturity	15%	At maturity	5%

The above scenarios incorporated weighted average implied discount rates of 40.4% at March 31, 2013 and 41.7% at December 31, 2013 and March 31, 2014.

If the likelihood of an IPO increased or decreased by 10% and the likelihood of a sale of the Company decreased or increased by 10%, the fair value of the Senior Convertible Notes as of March 31, 2014 would not change significantly.

If there was a delay or acceleration by 30 days in the assumed timing of the IPO or sale of the Company/assets, the fair value of the Senior Convertible Notes as of March 31, 2014 could decrease or increase by $0.7 million, or 2.1%.

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) Senior Convertible Notes for the three months ended March 31, 2013 and 2014:

	Investor Notes	Arcapita Notes	Total Senior Convertible Notes
	(In thousands)
Beginning balance as of December 31, 2012	$—	$—	$—
Issuances of Senior Convertible Notes	5,000	—	5,000
Fair value of notes exchanged	5,534	1,444	6,978
Change in fair value included in interest expense	15	—	15

Balance at March 31, 2013	$10,549	$1,444	$11,993

	Investor Notes	Arcapita Notes	Total Senior Convertible Notes
	(In thousands)
Beginning balance as of December 31, 2013	$24,482	$3,653	$28,135
Change in fair value included in interest expense	3,022	513	3,535

Balance at March 31, 2014	$27,504	$4,166	$31,670

Included in interest income (expense) for the three months ended March 31, 2013 was the charge for the fair value of the Series C warrants of $3.6 million. Additionally, changes in fair value of the Company’s Senior Convertible Notes for the three months ended March 31, 2013 and 2014 was $0.0 million and $3.5 million, respectively (see note 10).

(8) Convertible Notes

Convertible Notes consist of the following:

	December 31 2013	March 31 2014
	(In thousands)
Investor Notes	$87,479	$98,535
Arcapita Notes	4,395	5,096

Total Convertible Notes	91,874	103,631
Current maturities of convertible notes	(435)	(464)

Convertible Notes, excluding current portion	$91,439	$103,167

Commencing in June 2011 and concluding in January 2013, the Company issued a total of $69.9 million of 8% subordinated convertible notes (the Investor Notes) to new and existing investors. The Investor Notes had original maturity dates of June 1, 2014, June 14, 2014 and December 6, 2014, depending on their date of issuance. Commencing in December 2011 and concluding in September 2012, the Company issued a total of $3.5 million of noninterest bearing convertible notes to an existing investor (the Arcapita Notes). The Arcapita Notes were originally set to mature on December 6, 2014. Net proceeds from the Investor Notes and Arcapita Notes (collectively, the Convertible Notes) were used to fund the completion of the Company’s second production line at the East Providence facility, to begin the construction of a third production line at the East Providence facility, and to fund the Company’s operating cash requirements.

In conjunction with the execution of the March 2013 NPA (see note 7) on March 28, 2013, the holders of all but approximately $0.3 million of original principal amount of the Convertible Notes agreed to extend the original maturity date of their notes by two years. Given that the term of the Convertible Notes, as amended, differed substantially from the original term, the amendment was accounted for as an extinguishment of debt. On March 28, 2013, the Company recognized a gain on extinguishment totaling $8.9 million which represents the difference between (i) the fair value of the Convertible Notes at reissuance, and (ii) the fair value of the Convertible Notes just prior to the amendment.

The Company elected to record the Convertible Notes at fair value upon issuance. The aggregate fair value of the Convertible Notes was $91.9 million and $103.6 million as of December 31, 2013, and March 31, 2014, respectively.

Fair Value Option

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of the Convertible Notes recorded at fair value:

	Aggregate fair value December 31, 2013	Aggregate unpaid principal balance December 31, 2013	Fair value over unpaid principal balance
	(In thousands)
Investor Notes	$87,479	$68,264	$19,215
Arcapita Notes	4,395	3,479	916

Total Convertible Notes	$91,874	$71,743	$20,131

	Aggregate fair value March 31, 2014	Aggregate unpaid principal balance March 31, 2014	Fair value over unpaid principal balance
	(In thousands)
Investor Notes	$98,535	$73,800	$24,735
Arcapita Notes	5,096	3,479	1,617

Total Convertible Notes	$103,631	$77,279	$26,352

Fair Value Measurements

The change in the fair value of the Convertible Notes for the three months ended March 31, 2013 and 2014 was determined by utilizing a probability weighted discounted cash flow analysis which took into consideration market and general economic events as well as the Company’s financial results and other data available as of March 31, 2013 and 2014. This analysis determined the amount to be paid on the notes in either cash or shares at the occurrence of certain events in which the Convertible Notes would be converted into shares of the Company’s common stock or would be repaid to the noteholders in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of the occurrence of each of the various events and appropriate discount rates for each of the scenarios as follows:

	March 31, 2013		December 31, 2013		March 31, 2014
Potential exit scenario event	Estimated exit date of future event	Estimated probability of future event	Estimated exit date of future event	Estimated probability of future event	Estimated exit date of future event	Estimated probability of future event
IPO scenario 1	06/30/14	15%	06/30/14	45%	06/30/14	60%
IPO scenario 2	03/31/15	25%	03/31/15	5%	03/31/15	10%
Sale scenario 1	06/30/14	25%	06/30/14	15%	09/30/14	15%
Sale scenario 2	03/31/15	20%	03/31/15	15%	06/30/15	5%
Dissolution	12/31/13	10%	09/30/14	5%	12/31/14	5%
Private company	At maturity	5%	At maturity	15%	At maturity	5%

The above scenarios incorporated weighted average implied discount rates of 40.4% at March 31, 2013, 40.0% at December 31, 2013 and 40.4% at March 31, 2014.

If the likelihood of an IPO increased or decreased by 10% and the likelihood of a sale of the Company decreased or increased by 10%, the fair value of the Convertible Notes as of March 31, 2014 would not change significantly.

If there was a delay or acceleration by 30 days in the assumed timing of the IPO or sale of the Company/assets, the fair value of the Convertible Notes as of March 31, 2014 could decrease or increase by $2.1 million, or 2.0%.

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) Convertible Notes for the three months ended March 31, 2013 and 2014:

	Investor Notes	Arcapita Notes	Total Convertible Notes
	(In thousands)
Balance at December 31, 2012	$90,920	$4,168	$95,088
Issuances of Convertible Notes	2,090	1,440	3,530
Fair value of notes exchanged	(5,451)	(1,282)	(6,733)
Gain on extinguishment of Convertible Notes	(8,498)	(400)	(8,898)
Change in fair value included in interest expense	(8,732)	(429)	(9,161)

Balance at March 31, 2013	$70,329	$3,497	$73,826

	Investor Notes	Arcapita Notes	Total Convertible Notes
	(In thousands)
Balance at December 31, 2013	$87,479	$4,395	$91,874
Change in fair value included in interest expense	11,056	701	11,757

Balance at March 31, 2014	$98,535	$5,096	$103,631

Included in interest income (expense) for the three months ended March 31, 2013 was the gain recognized as a result of the change in the fair value of the Company’s Convertible Notes totaling $9.2 million (see note 10). Additionally, the charge recognized as a result of the change in the fair value of the Company’s Convertible Notes included in interest income (expense) for the three months ended March 31, 2014 was $11.8 million (see note 10).

(9) Revolving Line of Credit

In March 2011, the Company entered into a two-year, $10.0 million revolving line of credit facility with a bank under which the Company can borrow up to $8.2 million at March 31, 2014 due to a borrowing limitation under the terms of the credit facility. Borrowings under the line of credit accrue interest at the greater of the prime rate or 4% per annum (4% as of December 31, 2013 and March 31, 2014) plus 1.0% per annum. The facility also includes fees based on unused portions of the line of credit, among others. The line of credit is secured by a second priority security interest in fixed assets at the East Providence facility and a first priority security interest in all other assets of the Company, including all intellectual property.

On June 28, 2013, the Company renewed its line of credit agreement, extended the maturity date of the facility to June 27, 2014 and increased its available borrowing base. On March 28, 2014, the Company further extended the maturity date of the facility to July 27, 2014.

At December 31, 2013 and March 31, 2014, the Company had drawn $1.0 million and $1.5 million, respectively, on the line of credit. The Company had outstanding letters of credit of $1.2 million at December 31, 2013 and March 31, 2014. The remaining amount available to the Company under the line of credit at March 31, 2014 was $5.4 million.

Under the line of credit, the Company is required to comply with financial covenants relating to free cash flow and liquidity. As of March 31, 2014, the Company was in compliance with all such financial covenants.

(10) Interest Income (Expense)

Interest income (expense) consists of the following:

	Three Months Ended March 31
	2013	2014
	(In thousands)
Changes in fair value:
Subordinated notes	$(1,550)	$(796)
Senior convertible notes	(15)	(3,535)
Convertible notes, net of capitalization	9,161	(11,740)
Issuance of Series C preferred stock warrants in connection with senior convertible notes	(3,566)	—
Debt closing costs	(449)	(17)
Other interest	(215)	(63)

Total interest income (expense)	$3,366	$(16,151)

Debt closing costs, consisting primarily of legal and related fees, associated with the issuance or modification of the Company’s Subordinated Notes, Senior Convertible Notes and Convertible Notes are recorded in interest expense as incurred.

(11) Commitments and Contingencies

Letters of Credit

Pursuant to the terms of its Northborough, Massachusetts facility lease, the Company has been required to provide the lessor with letters of credit securing certain obligations. In addition, the Company has been required to provide certain customers with letters of credit securing obligations under commercial contracts.

The Company had letters of credit outstanding for $1.2 million at December 31, 2013 and March 31, 2014. These letters of credit are secured by the Company’s revolving line of credit (see note 9).

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company is not presently a party to any litigation for which it believes a loss is probable requiring an amount to be accrued or a possible loss contingency requiring disclosure.

(12) Net Income (Loss) Per Share

The computation of basic and diluted net income (loss) per share attributable to common stockholders consists of the following:

	Three Months Ended March 31
	2013	2014
	(In thousands, except share and per share data)
Numerator:
Net income (loss)	$1,027	$(19,049)

Deemed dividends on participating preferred stock (inclusive of issuance costs and changes in redemption value, including extinguishment):
Series B	29,622	—
Series A	55,543	—

Total preferred stock deemed dividends	85,165	—
Earnings attributable to participating convertible preferred stock shareholders and Series C preferred stock warrant holders	(65,941)	—

Net income (loss) attributable to common stockholders	$20,251	$(19,049)

Denominator:
Weighted average shares outstanding, basic	2,623,156	2,625,917
Effect of warrants to purchase common stock	112,058	—

Weighted average shares outstanding, diluted	2,735,214	2,625,917

Net income (loss) attributable to common stockholders per common share, basic	$7.72	$(7.25)
Effect of warrants to purchase common stock	(0.32)	—

Net income (loss) attributable to common stockholders per common share, diluted	$7.40	$(7.25)

During the three months ended March 2013, the Company recorded dividends associated with its Series B Redeemable Convertible Preferred Stock (the Series B) and Series A Redeemable Convertible Preferred Stock (the Series A) totaling $0.4 million and $0.6 million, respectively. In conjunction with the execution of the March 2013 NPA, the redemption and dividend rights of the Company’s issued and outstanding Series B and Series A were eliminated. During March 2013, the Company recorded decreases in the redemption value of the Company’s Series B and Series A shares of $30.0 million and $56.1 million, respectively, reflecting the changes in the fair market value of the Series B and Series A shares at the time of the March 2013 NPA. Given that the release of the redemption rights substantially impacted the fair value of the Series B and Series A, the elimination of the rights was accounted for as an extinguishment of the securities.

During the three months ended March 31, 2013, the Company recorded a gain on extinguishment of Series B and Series A of approximately $86.2 million recorded in additional paid-in capital available to common stockholders. Additionally, the remaining value of the Series B and Series A of $1.1 million subsequent to extinguishment was recorded in additional paid-in capital upon reclassification from temporary to permanent equity. As a result, the Company included in the computation of basic and diluted net income (loss) per share attributable to common stockholders preferred stock deemed dividends aggregating $29.6 million and $55.5 million for the Series B and A, respectively, during the three months ended March 31, 2013.

Potential dilutive common shares that were excluded from the computation of diluted net income (loss) attributable to common stockholders per common share because they were anti-dilutive consist of the following:

	Three months ended March 31
	2013	2014
Series B	—	1,601,053
Series A	—	5,284,347
Common stock options	2,253,771	17,977,712
Common stock warrants	—	112,598

Total	2,253,771	24,975,710

As of March 31, 2013 the Company had outstanding $12.0 million of Senior Convertible Notes and $73.8 million of Convertible Notes, which are convertible into common stock upon the occurrence of an IPO at prices that are not determinable until the occurrence of those future events (see notes 7 and 8). Because the necessary conditions for the conversion of these convertible notes and common stock options had not been satisfied during the three months ended March 31, 2013, the Company has excluded these convertible notes from the table above and the calculation of diluted net (loss) income per share for the three months ended March 31, 2013.

As of March 31, 2014 the Company had outstanding $31.7 million of Senior Convertible Notes and $103.6 million of Convertible Notes, which are convertible into common stock upon the occurrence of an IPO at prices that are not determinable until the occurrence of those future events (see notes 7 and 8), and 62,085,560 outstanding common stock options, which are exercisable into common stock upon the occurrence of an IPO and the performance of service during the vesting period. Because the necessary conditions for the conversion of these convertible notes and common stock options had not been satisfied during the three months ended March 31, 2014, the Company has excluded these convertible notes and performance options from the table above and the calculation of diluted net (loss) income per share for the three months ended March 31, 2014.

(13) Pro Forma Net Loss Per Share (Unaudited)

Upon the closing of the Company’s initial public offering, (i) the outstanding principal and accrued interest of the Senior Convertible Notes and the outstanding principal and accrued interest of the Convertible Notes will automatically convert into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes, plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price, (ii) the Series C warrants will automatically be net exercised, (iii) the Series C, Series B and Series A, and the Series C warrants will convert into common shares of the Company on a defined conversion ratio, and (iv) a portion of the outstanding performance-based common stock options will vest immediately.

The following table sets forth the calculation of the Company’s unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share amounts) for the three months ended March 31, 2013 to give effect to (i) an assumed reverse stock split of 1-for-37.4626021, a $15.00 per share IPO price, and a June 16, 2014 closing date, (ii) the automatic conversion of all outstanding shares of our Series C (following the automatic net exercise of the Series C warrants) , Series B and Series A, the Senior Convertible Notes, and the Convertible Notes into common stock as though these conversions had occurred as of the beginning of the period, and (iii) the recognition of additional compensation cost for common stock options with performance-based conditions anticipated to be achieved upon the closing of the initial public offering. The pro forma calculations exclude shares to be sold in the offering.

These pro forma calculations are subject to change (i) with changes to the assumed offering price and associated reverse stock split ratio, and (ii) with changes to the balance of accrued interest on the Senior Convertible Notes and Convertible Notes from changes in the assumed closing date.

Three Months Ended March 31, 2014
(In thousands)
Net loss	$(19,049)
Pro forma adjustments
Interest Expense	15,292
Recognition of compensation cost for performance-based options	(353)

Pro forma net loss	$(4,110)

Basic and diluted shares
Weighted average shares of common stock outstanding	2,625,197
Pro forma adjustment to reflect the assumed stock split ratio of 1-for-37.4626021	(2,555,103)
Pro forma adjustment to reflect assumed conversion of Series C, Series B, Series A and Series C warrants into common stock	2,570,855
Pro forma adjustment to reflect conversion of Senior Convertible Notes and Convertible Notes into common stock	11,229,122

Basic and diluted pro forma shares	13,870,071

Basic and diluted pro forma net loss per share	$(0.30)

(14) Income Taxes

The Company incurred net operating losses and recorded a full valuation allowance against net deferred tax assets for all periods presented. Accordingly, the Company has not recorded a provision for federal or state income taxes.

(15) Related Party Transactions

The Company had the following transactions with related parties:

The Company sold aerogel products to one stockholder of the Company totaling $0.1 million and $0.1 million during the three months ended March 31, 2013 and 2014, respectively. The Company had trade receivables with this stockholder of $1.2 million and $0.1 million at December 31, 2013 and March 31, 2014, respectively.

The Company sold aerogel products to one debt holder of the Company totaling $0.9 million and $0.0 million during the three months ended March 31, 2013 and 2014, respectively. The Company had trade receivables outstanding with this debt holder of $0.8 million and $0.0 million at December 31, 2013 and March 31, 2014, respectively.

An affiliate of one of the Company’s principal stockholders is a director of a company that owns an insurance broker through which the Company purchases insurance. The Company’s yearly premiums for a comprehensive property and casualty insurance program were $0.6 million for the year ended December 31, 2013. Premiums for the fiscal year 2014 will be $0.6 million.

In connection with note and warrant financing transactions and amendments, the Company reimbursed stockholders and noteholders $0.1 million during the three months ended March 31, 2013.

The Company has Subordinated Notes, Senior Convertible Notes and Convertible Notes outstanding with several stockholders of the Company (see notes 6, 7 and 8).

(16) Subsequent Events

The Company has evaluated subsequent events through May 22, 2014, the date of issuance of the consolidated financial statements for the three months ended March 31, 2014.

APPENDIX A — GLOSSARY OF SELECTED TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the energy industry:

“Bbl.” One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or natural gas liquids.

“Bbl/d.” One Bbl per day.

“Bcf.” One billion cubic feet of natural gas.

“Bcf/d.” One Bcf per day.

“Btu.” One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree of Fahrenheit.

“CUI.” Corrosion under insulation.

“kWh.” Kilowatt hour.

“LNG.” Liquefied natural gas.

“MMBbl.” One million barrels of crude oil, condensate or natural gas liquids.

“MMBbl/d.” One MMBbl per day.

“MMft2.” Millions of square feet.

“MMtpa.” One million tonnes per annum.

“MW.” Megawatt.

“Tonne.” One metric ton. A metric system unit equivalent to approximately 2,205 pounds.

“tpa.” Tonnes per annum.

A-1

6,666,667 Shares

Aspen Aerogels, Inc.

Common Stock

Prospectus

                    , 2014

Barclays

J.P. Morgan

Citigroup

Baird

Canaccord Genuity

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts, all of which will be paid by us. All of the amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be paid
SEC registration fee	$15,800
NYSE listing fee	130,000
FINRA filing fee	18,900
Printing and mailing	250,000
Legal fees and expenses	1,367,000
Accounting fees and expenses	950,000
Blue sky fees and expenses	10,000
Transfer agent and registrar	10,000
Miscellaneous	148,300

Total	$2,900,000

Item 14.	Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated by-laws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Chancery Court or the court in which the action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VI of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We have entered into indemnification agreements with our non-employee directors and will enter into similar agreements with certain officers, in addition to the indemnification provided for in our restated certificate of incorporation and restated by-laws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The foregoing discussion of our restated certificate of incorporation, restated by-laws, indemnification agreements and Delaware law is not intended to be exhaustive and is qualified in its entirety by such restated certificate of incorporation, restated by-laws, indemnification agreements or law.

Reference is made to our undertakings in Item 17 with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock, convertible notes and warrants issued, and options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, convertible notes, warrants and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed. The following share and per share amounts reflect the share combination that occurred on August 20, 2013 in which every 10 shares of our common stock outstanding were combined into one share of our common stock and every 10 shares of our preferred stock outstanding were combined into one share of our preferred stock, and the share combination that we expect to occur prior to the closing of this offering in which every 37.4626021 shares of our common stock outstanding will be combined into one share of our common stock.

Issuances of Stock, Convertible Notes and Warrants

A. On March 17, 2011, one of our principal stockholders exercised warrants, issued in May 2001, to purchase 2 shares of our common stock at an exercise price of $1.12 per share. On August 1, 2011, one of our early investors exercised warrants, issued in March 2005 and June 2008, to purchase 3 shares of our common stock at an exercise price of $1.12 per share.

B. On June 1, 2011, we issued $26.0 million in aggregate principal amount of 8% convertible notes due 2016 to nine accredited investors. In accordance with their terms, the convertible notes have been accruing interest since the date of issuance. The principal amount plus accrued and unpaid interest of the convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $26.0 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 3,521,612 shares of our common stock.

C. On June 14, 2011, we issued $4.0 million in aggregate principal amount of convertible notes to four accredited investors on the same terms as those described above in Item B. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $4.0 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 540,291 shares of our common stock.

D. On December 6, 2011, we issued $15.0 million in aggregate principal amount of 8% convertible notes due 2016 to 17 accredited investors. In accordance with their terms, the convertible notes have been accruing interest since the date of issuance. The principal amount plus accrued and unpaid interest of the convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $15.0 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 1,950,649 shares of our common stock.

E. On March 1, 2012, we issued $0.8 million in aggregate principal amount of convertible notes to 29 accredited investors on the same terms as those described above in Item D (but with $0.3 million maturing in 2014). Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $0.8 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 96,419 shares of our common stock.

F. On June 11, 2012, we issued $9.6 million in aggregate principal amount of 8% convertible notes due 2016 to 18 accredited investors. In accordance with their terms, the convertible notes have been accruing interest since the date of issuance. The principal amount plus accrued and unpaid interest of the convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $9.6 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 1,196,502 shares of our common stock.

G. On July 17, 2012, we issued $0.6 million in aggregate principal amount of convertible notes to 26 accredited investors on the same terms as those described above in Item F (but with less than $0.1 million maturing in 2014). Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $0.6 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 69,567 shares of our common stock.

H. On September 26, 2012, we issued $9.5 million in aggregate principal amount of convertible notes to seven accredited investors on the same terms as those described above in Item F. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $9.5 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 1,161,561 shares of our common stock.

I. On October 5, 2012, we issued $0.5 million in aggregate principal amount of convertible notes to two accredited investors on the same terms as those described above in Item F. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $0.5 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 59,813 shares of our common stock.

J. On November 28, 2012, we issued $4.0 million in aggregate principal amount of convertible notes to three accredited investors on the same terms as those described above in Item F. On March 28, 2013 and May 6, 2013, these notes were cancelled in exchange for certain convertible notes and warrants described below in Items L, M, N and O.

K. On January 9, 2013, we issued $3.5 million in aggregate principal amount of convertible notes to 24 accredited investors on the same terms as those described above in Item F. On March 28, 2013 and May 6, 2013, these notes were cancelled in exchange for certain convertible notes and warrants described below in Items L, M, N and O.

L. On March 28, 2013, we issued $12.0 million in aggregate principal amount of 8% convertible notes due 2016 to 11 accredited investors. Of the $12.0 million in aggregate principal amount of convertible notes we issued, we issued $7.0 million in aggregate principal amount of convertible notes in exchange for convertible notes that we previously issued described above in Items J and K and $5.0 million in aggregate principal amount of convertible notes in exchange for cash. In accordance with their terms, the convertible notes have been accruing interest since the date of issuance. The principal amount plus accrued and unpaid interest of the convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 62.5% of the initial public offering price. Assuming the convertible notes convert on June 16, 2014, an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, and the corresponding 1-for-37.4626021 reverse split of our common stock, the $12.0 million in principal amount of the outstanding convertible notes will convert into approximately 1,404,775 shares of our common stock.

M. In connection with the issuance of the convertible notes described above in Item L, on March 28, 2013, we issued warrants to purchase an aggregate of 46,253,855 shares of Series C preferred stock to 11 accredited investors. The warrants are exercisable at an exercise price of $0.0001 per share and are exercisable until March 28, 2023. Warrants to purchase an aggregate of 20,000 shares of Series C preferred were exercised on May 9, 2013 and May 13, 2013 as described below in Item P. We assume that the remainder of these warrants will be automatically net exercised in connection with this offering. Assuming all of these warrants, together with the warrants to purchase Series C preferred stock described in Item O below, are automatically net exercised immediately prior to the consummation of this offering, and together with the conversion of the 20,000 shares Series C preferred stock previously issued upon the exercise of the warrants, the holders of the warrants will receive an aggregate of 2,322,219 shares of our common stock, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the prospectus included in this registration statement and the corresponding 1-for-37.4626021 reverse split of our common stock.

N. On May 6, 2013, we issued $10.5 million in aggregate principal amount of convertible notes to 43 accredited investors on the same terms as those described above in Item L. Of the $10.5 million in aggregate principal amount of convertible notes we issued, we issued $0.5 million in aggregate principal amount of convertible notes in exchange for convertible notes that we previously issued described above in Item K and $10.0 million in aggregate principal amount of convertible notes in exchange for cash. Assuming the convertible notes convert on June 16, 2014 and an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement, the corresponding 1-for-37.4626021 reverse split of our common stock, the $10.5 million in principal amount plus accrued interest on the outstanding convertible notes will convert into approximately 1,227,933 shares of our common stock.

O. In connection with the issuance of the convertible notes described above in Item N, on May 6, 2013, we issued warrants to purchase an aggregate of 40,764,332 shares of Series C preferred stock to 43 accredited investors. The warrants are exercisable at an exercise price of $0.0001 per share and are exercisable until March 28, 2023. We assume that all of these warrants will be automatically net exercised in connection with this offering. Assuming all of these warrants, together with the warrants to purchase Series C preferred stock and the outstanding shares of Series C preferred stock described in Item M above, are automatically net exercised immediately prior to the consummation of this offering, the holders of the warrants will receive an aggregate of 2,322,219 shares of our common stock, assuming an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of the prospectus included in this registration statement.

P. On May 9, 2013 and May 13, 2013, we issued an aggregate of 20,000 shares of Series C preferred stock upon the exercise of warrants to purchase Series C preferred stock described above in Item M to two accredited investors.

Q. From May 15, 2011 through May 15, 2014, we issued an aggregate of 979 shares of our common stock to certain of our employees and consultants upon the exercise of stock options issued under the 2001 equity incentive plan, as amended.

Stock Option Grants

From May 15, 2011 through May 15, 2014, we granted stock options under our 2001 equity incentive plan, as amended, to purchase an aggregate of 2,138,650 shares of common stock, net of forfeitures, at a weighted-average exercise price of $3.75 per share, to certain of our employees, consultants and directors.

Securities Act Exemptions

The offers, sales and issuances of the securities described above were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

The grants of stock options described above under “— Stock Option Grants” were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this Amendment No. 3 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Northborough, Massachusetts, on June 2, 2014.

ASPEN AEROGELS, INC.

By:	/s/ Donald R. Young
Donald R. Young President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald R. Young Donald R. Young	President, Chief Executive Officer and Director (principal executive officer)	June 2, 2014

/s/ John F. Fairbanks John F. Fairbanks	Vice President, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	June 2, 2014

* Mark L. Noetzel	Chairman of the Board	June 2, 2014

* P. Ramsay Battin	Director	June 2, 2014

* Robert M. Gervis	Director	June 2, 2014

Signature	Title	Date

* Craig A. Huff	Director	June 2, 2014

* Steven R. Mitchell	Director	June 2, 2014

* David J. Prend	Director	June 2, 2014

* Richard F. Reilly	Director	June 2, 2014

*By:	/s/ Donald R. Young Donald R. Young, Attorney-in-fact	June 2, 2014

EXHIBIT INDEX

Exhibit number	Description of Exhibit

1.1+	Form of underwriting agreement.
3.1.1+	Fourth amended and restated certificate of incorporation of the Registrant, as amended.
3.2+	Form of restated certificate of incorporation of the Registrant to be filed with the Secretary of State of the State of Delaware upon completion of this offering.
3.3+	By-laws of the Registrant, as amended.
3.4+	Form of restated by-laws of the Registrant to be effective upon completion of this offering.
4.1+	Form of common stock certificate.
4.2+	Form of warrant to purchase common stock issued by the Registrant in connection with 2004 and 2005 financing arrangements, as amended and restated.
4.3+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2005 equity financing, as amended and restated.
4.4+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2008 reorganization.
4.5+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2008 financing.
4.6+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2010 subordinated note and warrant financing.
4.7	Form of warrant to purchase Series C preferred stock, as amended, issued by the Registrant in connection with the 2013 convertible note and warrant financing.
4.8+	Sixth amended and restated registration rights agreement, dated as of June 11, 2012, by and among the Registrant and the investors named therein, as amended.
5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
10.1.1@+	2001 equity incentive plan, as amended.
10.1.2@+	Form of incentive stock option agreement granted under 2001 equity incentive plan, as amended.
10.1.3@+	Form of 2013 incentive stock option agreement for options issued in exchange for the forfeiture of options granted under 2001 equity incentive plan, as amended.
10.1.4@+	Form of 2013 performance-based incentive stock option agreement granted under 2001 equity incentive plan, as amended.
10.1.5@+	Form of non-qualified stock option agreement granted under 2001 equity incentive plan, as amended.
10.1.6@+	Form of 2013 non-qualified stock option agreement for options issued in exchange for the forfeiture of options granted under 2001 equity incentive plan, as amended.
10.1.7@+	Form of 2013 performance-based non-qualified stock option agreement granted under 2001 equity incentive plan, as amended.
10.1.8@+	Form of 2013 independent director stock option agreement for options issued in exchange for the forfeiture of options granted under 2001 equity incentive plan, as amended.
10.1.9@+	Form of 2013 performance-based independent director stock option agreement granted under 2001 equity incentive plan, as amended.
10.2.1@	2014 employee, director and consultant equity incentive plan.
10.2.2@+	Form of stock option agreement under 2014 employee, director and consultant equity incentive plan.
10.2.3@+	Form of restricted stock agreement under 2014 employee, director and consultant equity incentive plan.
10.3+	Multi-tenant industrial net lease, dated August 20, 2001, by and between the Registrant and Cabot II — MA1M03, LLC (as successor landlord to TMT290 Industrial Park, Inc.), as amended.
10.4+	Loan and security agreement by and between the Registrant and Silicon Valley Bank, dated as of March 31, 2011, as amended.

Exhibit number	Description of Exhibit

10.5+	Form of subordinated note issued by the Registrant in the 2010 subordinated note and warrant financing.
10.6+	Form of convertible note issued by the Registrant in the June 2011 convertible note financing, as amended.
10.7+	Form of convertible note issued by the Registrant in the December 2011 and March 2012 convertible note financing, as amended.
10.8+	Form of convertible note issued by the Registrant in the June 2012, July 2012, September 2012, October 2012, November 2012 and January 2013 convertible note financing, as amended.
10.9+	Form of convertible note issued by the Registrant in the March 2013 and May 2013 convertible note financing.
10.10@+	Executive agreement, dated as of August 5, 2011, by and between the Registrant and Donald R. Young, as amended by the First Amendment thereto, dated as of October 23, 2012.

10.11@+	Executive agreement, dated as of August 5, 2011, by and between the Registrant and John F. Fairbanks, as amended by the First Amendment thereto, dated as of November 6, 2012.
10.12@+	Executive agreement, dated as of August 5, 2011, by and between the Registrant and George L. Gould, Ph.D.
10.13@+	Executive agreement, dated as of August 5, 2011, by and between the Registrant and Kevin A. Schmidt.
10.14@+	Executive agreement, dated as of January 30, 2012, by and between the Registrant and Corby C. Whitaker.
10.15@+	Bonus plan.
10.15.1@	2014 participation letters of executive officers under bonus plan.
10.16@+	Non-employee director compensation policy.
10.17#+	Cross license agreement dated as of April 1, 2006 by and between Cabot Corporation and the Registrant, as amended.
10.18@+	Form of indemnification agreement with directors and certain officers.
21.1+	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
23.3+	Consent of Freedonia Custom Research, Inc.
24.1+	Powers of Attorney (included on signature page to initial filing).

* To be filed by amendment.

+ Previously filed.

# Confidential treatment has been requested for portions of this exhibit.

@ Denotes management compensation plan or contract.